As filed with the Securities and Exchange Commission on March 8, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4512	46-3681866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4545 Airport Way

Denver, CO 80239

(720) 374-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Barry L. Biffle

President and Chief Executive Officer

Frontier Group Holdings, Inc.

4545 Airport Way

Denver, CO 80239

(720) 374-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Richmond Miles P. Jennings Brian D. Paulson Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Howard M. Diamond Senior Vice President, General Counsel & Secretary Frontier Group Holdings, Inc. 4545 Airport Way Denver, CO 80239 Telephone: (720) 374-4200	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2115

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)(3)
Common Stock, $0.001 par value per share	$100,000,000	$10,910

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)

On March 31, 2017, the Registrant filed a registration statement on Form S-1 (File No. 333-217078), as amended (the “Prior Registration Statement”), and paid a registration fee of $11,590. The Prior Registration Statement was withdrawn by filing a Form RW on July 24, 2020. In accordance with Rule 457(p) under the Securities Act, the Registrant is offsetting the registration fee for this registration statement against the fees previously paid in connection with the Prior Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 8, 2021.

            Shares

Frontier Group Holdings, Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are offering            shares of our common stock. The selling stockholder identified in this prospectus is offering             shares of our common stock. We will not receive any of the proceeds from the sale of any shares by the selling stockholder.

It is currently estimated that the public offering price per share will be between $            and $            . Currently, no public market exists for our shares. We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “FRNT.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 23.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)
Proceeds to us (before expenses)
Proceeds to the selling stockholder

(1)	See the “Underwriting” section beginning on page 189 for additional information regarding underwriting compensation.

The selling stockholder named herein has granted the underwriters an option to purchase up to            additional shares of common stock, at the initial public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder upon any such exercise.

The underwriters expect to deliver the shares to purchasers on or about                    , 2021.

Citigroup	Barclays	Deutsche Bank Securities	Morgan Stanley	Evercore ISI

BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Nomura	UBS Investment Bank

Cowen		Raymond James

            , 2021

LOW FARES
DONE RIGHT®

Low Fares and a Dependable, Safe, On-Time and Friendly Customer Experience.

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the underwriters, nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

Until            , 2021 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

1

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Frontier Airlines,” “Frontier,” “Low Fares Done Right,” “LFDR,” “FlyFrontier.com,” “EarlyReturns,” “Frontier Miles,” “Discount Den,” “Stretch,” “The Works” and “The Perks,” as well as the Frontier Flying F logo. This prospectus contains references to our trademarks, trade names and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding our industry, our competitors and factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by the United States Department of Transportation, as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. Certain statements regarding our competitors are based on publicly available information, including filings with the Securities and Exchange Commission and United States Department of Transportation by such competitors, published industry sources and management estimates. While we are not aware of any misstatements regarding the industry, competitor and market data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

SUMMARY

This summary highlights selected information about us and the common stock being offered by us and the selling stockholder. It may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the accompanying notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select near international destinations in the Americas. Our unique strategy is underpinned by our low-cost structure and superior low-fare brand. As of December 31, 2020, we had a fleet of 104 narrow-body Airbus A320 family aircraft, and a commitment to purchase 156 A320neo (New Engine Option) family aircraft by the end of 2028. During the years ended December 31, 2019 and 2020, we served approximately 23 million and 11 million passengers, respectively, across a network of approximately 110 airports.

In December 2013, we were acquired by an investment fund managed by Indigo Denver Management Company, LLC, (“Indigo”), an affiliate of Indigo Partners, LLC, (“Indigo Partners”), an experienced and successful global investor in ultra low-cost carriers, (“ULCCs”). Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry with a significant history operating ULCCs. Working with Indigo and supported by a highly productive workforce, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services to our customers, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a leading low-fare airline and had seen a dramatic improvement to our profitability prior to the coronavirus, (“COVID-19”), pandemic.

The implementation of Low Fares Done Right has significantly reduced our cost base by increasing aircraft utilization (prior to the COVID-19 pandemic), transitioning our fleet to larger aircraft, maximizing seat density, renegotiating the majority of our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with third-party specialists to provide us with select operating and other services. As a result of these and other initiatives, we were able to reduce our CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.55¢ for the year ended December 31, 2019, and our Adjusted CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.44¢ for the year ended December 31, 2019, an improvement of 30% and 31%, respectively. For the year ended December 31, 2020, our CASM (excluding fuel) was 7.53¢ and our Adjusted CASM (excluding fuel) was 8.63¢, which was principally a result of reduced aircraft utilization as a result of the COVID-19 pandemic. For a discussion and reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The COVID-19 pandemic has presented significant challenges to the global airline industry since February 2020. We have experienced a significant decline in demand related to the COVID-pandemic, which has caused a material decline in our revenues and negatively impacted our business, operating results, financial condition and liquidity, with approximately $2 million per day on average of cash burn during the year ended December 31, 2020. We have worked diligently to navigate such challenges by implementing disciplined capacity deployment and taking steps to protect liquidity and cash flow and towards being an industry leader with respect to the implementation of new health and safety initiatives. Due to such efforts, we believe we are well positioned to take advantage of the anticipated demand recovery as vaccine distribution continues. As an example, throughout the pandemic, the U.S. airline industry has seen stronger domestic demand than international demand, and the segments of domestic travel that have recovered fastest have been VFR (visiting friends or relatives) and vacation travel (which together we refer to as leisure travel) in contrast to business travel, both of which are trends that we believe position us to outperform the airline industry as a whole. According to the Airlines Reporting Corporation, for the week ended February 21, 2021, the number of tickets purchased as a percentage of the same time period in 2019 was 54% for online travel agencies with a primary focus on leisure travel, 32% for traditional leisure/other agencies with a primary focus on leisure travel, and 15% for corporate agencies whose primary business model is managed corporate or government travel. We design our route network to capture low fare demand among leisure travelers and our three largest bases are Denver, Orlando and Las Vegas, which draw a significant proportion of leisure travelers. In the seven months ending February 29, 2020, according to a post-travel survey we conducted, 89% of our customers were leisure travelers. We believe the restrictions and health concerns that have depressed demand during the pandemic are also likely to lead to increased levels of pent-up demand for leisure travel once the effects of the pandemic decrease. As a result, we expect to see a significant recovery in our performance as the U.S. market recovers. Within our current network of approximately 110 airports served, we plan to strategically deploy our capacity where demand is highest during the recovery in order to more quickly return to normal capacity levels. More broadly, after being restricted from travel, we believe many customers will take advantage of the opportunity to travel more in the coming years. We also believe new working patterns and the increasing growth of work from home will lead to increasing numbers of employees choosing to live remotely from their office location. We believe this trend will lead to an increased number of shorter leisure trips by Americans. We believe our low fares, supported by our low cost structure, will enable us to grow our network and take advantage of new demand patterns as they arise. We also believe that we will expand our relative unit cost advantage as compared to those airlines which borrowed more heavily through the pandemic. As a result of COVID-19, we incurred approximately one dollar per passenger of debt related costs as compared to an average of seventeen dollars per passenger for other U.S. airlines of significant size for debt issued since the start of the pandemic through September 30, 2020, based on publicly available data. Furthermore, we believe that low-cost airlines have historically recovered more quickly than the airline industry overall following past crises, including the 1991 Gulf War, the 2001 Terrorist Attacks and the late-2000s Financial Crisis. In the wake of these crises, low-cost airlines further expanded the magnitude of their superior margin profile and profitability relative to the airline industry as a whole.

In addition to low unit costs and our focus on leisure travel, a key component of our Low Fares Done Right model has been to attract customers with low fares and garner repeat business by delivering a high value, family-friendly customer experience with a more upscale look and feel than historically experienced on ULCCs globally. For instance, we currently offer flexible optional services through both unbundled and bundled service options. Our bundled options include The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes, and priority boarding, all at an attractive low price and available only on our website, and The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easier for our customers. We also promote and sell products in-flight to enhance the customer experience. Our brand and product are family-friendly, featuring popular animals on our aircraft tails, novelty cards for children and we provide certain offers tailored for families, including our Kids Fly Free program. We reward our repeat customers through our Frontier Miles (formerly EarlyReturns) frequent flyer program, and we also offer our Discount Den membership program, which provides subscribers with exclusive access to some of our lowest fares. In addition to enhancing the customer experience, these offerings have helped us to increase our ancillary revenues from $12.80 per passenger in 2013 to $57.11 per passenger in 2019 and $62.45 per passenger in 2020.

Low Fares Done Right differentiates Frontier from the historical ULCC model by providing a more dependable and higher quality customer service experience than traditionally offered by such carriers. We pioneered this concept in the United States through our disciplined approach to operational integrity and by using a modern fleet with comfortable cabin seating and other amenities, including extra seat padding and our Stretch extra space seating option on all of our flights. Our commitment to operational integrity is reflected in our approach to recruiting, workforce training and employee engagement, which we believe enables us to offer a standardized and predictable travel experience. We believe the association of our brand with our ability to achieve a high level of operational performance will continue to differentiate us from the other U.S. ULCCs and enable us to generate greater customer loyalty.

The combination of low unit costs, high quality service and dependability that makes Low Fares Done Right successful has enabled us to successfully diversify our network across a wide range of leisure destinations as well as implement a network strategy that primarily targets markets where our low fares stimulate demand. Our current network is geographically diversified across the United States and our top five cities for the year ended December 31, 2020 were Denver (20% of departures), Orlando (11%), Las Vegas (8%), Philadelphia (4%), and Phoenix (3%). As a leisure focused airline, the preferences of our customers allow us to fly a low average frequency to and from individual destinations, as our customers are generally not focused on frequency but instead on getting the best value for travel. Our schedule of flights available for sale as of February 2021 included 335 nonstop routes across a network of approximately 110 airports, at an average frequency of 0.6 flights per day, as compared to an average frequency of 1.8 flights per day for all U.S. carriers of significant size based on publicly available information, with each route, on average, representing less than 0.3% of our total capacity.

We believe that using low fares to stimulate demand positions us to benefit from significant growth opportunities, including as the U.S. market recovers from the COVID-19 pandemic. On the 111 routes where we began nonstop service during the second or third quarter of 2017 or the second or third quarter of 2018, and continued to serve for at least three of the six months preceding September in the year following our market entry, DOT data indicates passenger volume grew by approximately 41% in total, as measured by comparing passenger volume in the six months ending September 30th in the year prior to our entry (2016 or 2017, respectively) compared to passenger volume in the six months ending September 30th in the year after our entry (2018 or 2019, respectively). At the end of those periods, our market share of passenger volumes on such routes was approximately 24%, which represented approximately 34% of passenger volumes on such routes during the six month period prior to our entry into the market. We believe our entry into new markets stimulates substantial passenger volume growth because of our ability to offer significantly lower fares than other airlines. On the same 111 routes noted above, DOT data indicates our average gross fare, including most taxes and fees, was approximately $67, as compared to an average gross fare of approximately $148 on all other U.S. airlines of significant size, for the six months ending September 30th of the year following our entry.

Based upon our analysis of the most recently available annual DOT data, during the year ended December 31, 2019, passengers on over 273 million U.S. domestic routes paid a fare that was at least 30% above our cost basis per passenger during the same period for the stage length associated with such fares. Such domestic routes were operated by non-ULCCs, are within the range of A320 family aircraft and exclude routes arriving or departing from federally slot-controlled airports, routes operating entirely within the state of Hawaii and routes with a market size of less than 100 passengers per day each way. As a result, and assuming the continued recovery of the U.S. market from the COVID-19 pandemic, we believe that there are a significant number of markets in which we could operate profitably with our low fares, and we believe our entry into such markets could drive substantial passenger growth in those markets.

We believe we are also in a better position than the other U.S. ULCCs to capitalize on this market stimulation opportunity because of our strong presence in high-demand markets and underserved markets, including mid-sized cities. We believe we have an opportunity to provide service on approximately 518 additional domestic routes between airports within our existing network that are not currently served by a ULCC, while Spirit Airlines (“Spirit”) has the opportunity to serve up to approximately 214 additional domestic routes, and Allegiant Travel Company (“Allegiant”) has the opportunity to serve up to approximately 152 additional domestic routes using the same criteria. Average industry-wide daily passenger volumes on these opportunity routes for the year ended December 31, 2019 were approximately 308,000, 149,000 and 84,000, respectively, based on the most recent available annual DOT data. Such domestic routes are currently not operated by ULCCs, are within the range of A320 family aircraft, and exclude routes arriving or departing from federally slot-controlled airports, and routes with a market size of less than 100 passengers per day each way.

According to the DOT, there were approximately 590 million domestic passenger journeys in the United States during the year ended December 31, 2019, and the five-year (year ended December 31, 2014 to December 31, 2019) compound annual growth rate for domestic passenger journeys was approximately 5.5%. Based upon the foregoing, and subject to the U.S. market fully recovering from the COVID-19 pandemic, we believe that over the next 10 years there is an opportunity for U.S. ULCCs to stimulate demand of approximately 159 million incremental annual domestic passengers, as compared to the year ended December 31, 2019, when U.S. ULCCs flew approximately 69 million passengers. For the year ended December 31, 2019, 96% of our passengers traveled on domestic flights.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time that Spirit adopted a ULCC model in 2007, three European ULCCs, EasyJet, Ryanair and Wizz Air, already had more than 4.5 times the number of aircraft in operation as domestic competitors Allegiant and Spirit. The size of the European ULCCs’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. Over the 15-year period from the end of 2004 to 2019, according to World Bank and public filings of other carriers, total passenger volume in Europe had a compound annual growth rate of approximately 4.8%, of which approximately 76% was attributable to ULCC growth and market stimulation. During the same 15-year period, Europe’s three largest consolidated airline groups (International Consolidated Airlines Group (“IAG”), Lufthansa Group and Air France-KLM) and the three European ULCCs grew passengers at a compound annual growth rate of approximately 4.7% and 12.4%, respectively. Prior to the COVID-19 pandemic, over the last ten years, this passenger growth has coincided with a period of stability and expanding profitability margins for both the consolidated groups and the ULCCs. According to historic schedule data, the three European ULCCs grew their intra-Europe, excluding Turkey and Russia, market share as measured by seat capacity from approximately 15% in the year ended December 31, 2007 to 24% in the year ended December 31, 2014 and to 30% in the year ended December 31, 2019. In the United States, at the time of Spirit’s conversion to the ULCC model in 2007, ULCCs held an approximately 1% domestic United States market share as measured by seat capacity for the year ended December 31, 2007, which, including the conversion of Frontier to the ULCC model in 2014, grew to approximately 4% for the year ended December 31, 2014 and to approximately 8% for the year ended December 31, 2019, which remains significantly below the level of European ULCCs. In addition, according to each airline’s most recent fiscal year public filings, European ULCCs, including Ryanair, EasyJet and Wizz Air, had 938 aircraft in operation in 2020, and have had a 9.2% compound annual growth rate in the number of aircraft since 2007. By comparison, U.S. ULCCs had 356 aircraft in 2020 and have had a compound annual growth rate in the number of aircraft of 7.9% since 2007 on a fleet that is less than 40% the size of the European ULCC fleet.

Our Competitive Strengths

Our competitive strengths include:

Our Low-Cost Structure. Our low-cost structure, built around low aircraft ownership cost, fuel efficiency and low operational costs, is our key strategic advantage. Our unit costs, measured by Adjusted CASM including net interest, were among the lowest in the industry for the year ended December 31, 2020. For a discussion and reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Our Adjusted CASM including net interest, stage length adjusted to 1,000 miles, for the year ended December 31, 2020 was 10.30¢, compared to an average of 16.52¢ for the airlines we refer to as the “Big Four” carriers (American Airlines, Delta Air Lines, Southwest Airlines and United Airlines), an average of 16.25¢ for the airlines we refer to as the “Middle Three” carriers (Alaska Airlines, Hawaiian Airlines and JetBlue Airways), 8.35¢ for Allegiant and 10.00¢ for Spirit, respectively. Comparatively, for the year ended December 31, 2019 prior to the impacts of the pandemic, our Adjusted CASM including net interest, stage length adjusted to 1,000 miles was 7.84¢, compared to an average of 11.70¢ for the Big Four carriers, an average of 11.70¢ for the Middle Three carriers, 8.79¢ for Allegiant and 8.09¢ for Spirit, respectively. Our low-cost structure is driven by several factors:

•

High Aircraft Utilization. Prior to the COVID-19 pandemic, we operated with high aircraft utilization, averaging 12.2 hours per day during the year ended December 31, 2019. This compares to the domestic mainline utilization average of 10.4 hours per day for the Big Four carriers, an average of 10.6 hours per day for Middle Three carriers, and an average of 12.3 and 8.0 hours per day for Spirit and Allegiant, respectively, in each case, as measured for the year ended December 31, 2019. For the year ended December 31, 2020, our aircraft utilization decreased to 8.0 hours per day due to the impacts of the COVID-19 pandemic including significantly reduced capacity and the related grounding of many of our aircraft.

•

Modern Fleet and Attractive Order Book. We operate a modern fleet comprised solely of Airbus A320 family aircraft, which are recognized as having high reliability and low operating costs. Operating a single family of aircraft provides us with several operational and cost advantages, including the ability to optimize crew scheduling, training and maintenance. Since 2013, we have steadily reduced the number of A319ceo aircraft (150 seats) in our fleet, replacing them with larger and more fuel-efficient A320ceo aircraft, A320neo aircraft (180 to 186 seats) and A321ceo aircraft (230 seats) and, commencing in 2022, A321neo aircraft (up to 240 seats). As of December 31, 2020, the average age of our fleet was approximately four years and we have taken delivery of 87 new aircraft since the start of 2015. In addition, we have an attractive order book of 156 new, fuel-efficient A320neo family aircraft. As of December 31, 2019, we maintained the youngest average fleet age of any U.S. airline of significant size based on the latest public reports of each carrier and our present fleet plan contemplates maintaining an average fleet age of approximately four years through December 31, 2024. As of December 31, 2019, we believe we had the highest adoption rate of new engine technology aircraft (consisting of the A220, A320neo family, A330neo, A350 and similar aircraft from other manufacturers) (as a percentage of total fleet) among U.S. airlines. Based on currently announced fleet plans, we expect to maintain the highest adoption rate of new engine technology aircraft of any U.S. ULCC in the near term.

•

Fuel-Efficient Fleet. In 2019, we had the most fuel-efficient fleet of all U.S. carriers of significant size when measured by ASMs per fuel gallon consumed. For the year ended December 31, 2019, our ASMs per fuel gallon consumed were 97.5 as compared to the weighted industry average of 68.1 based on public reports of each carrier. The A320neo family aircraft that we continue to place in service are expected to continue delivering approximately 15% improved fuel efficiency compared to the prior generation of A320ceo family aircraft. Additionally, as of December 31, 2019, 52% of our fleet is powered by new engine technology and by 2025, 87% of the fleet is planned to powered by new engine technology. For the year ended December 31, 2020, our ASMs per fuel gallon consumed increased to 104.5, as a result of grounding our least fuel-efficient aircraft due to the COVID-19 pandemic.

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High Capacity Fleet. We increased the seat density on our A319ceo aircraft from 138 seats to 150 seats and the seat density on our prior generation of A320ceo aircraft from 168 seats to 180 seats during 2015. Across our entire fleet, we have increased our average seats per departure from 145 seats in 2013 to 191 seats during the year ended December 31, 2020, a 32% increase. Our entire fleet features new and lightweight slim-line seats, which eliminate excess weight and reduce fuel consumption per seat. As of January 2021, we had the highest seat density per A320ceo/neo and A321ceo aircraft operated by any U.S. airline.

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Low-Cost Distribution Model. For the years ended December 31, 2018, 2019 and 2020, approximately 71%, 73% and 76%, respectively, of our tickets were sold directly to customers through our direct distribution channels, including our website and mobile app, our low cost distribution channels. We also reduced our distribution costs per passenger following the renegotiation of the majority of our distribution agreements in 2020.

•

Highly Productive Workforce and Third Party Specialist Providers. Prior to the COVID-19 pandemic, we had a highly productive workforce which delivered and maintained a high quality of service to our customers, with 4,625 passengers supported per full time equivalent employee for the year ended December 31, 2019. In 2019, we also entered into new collective bargaining agreements with several of our union-represented employee groups. For the year ended December 31, 2020, we had 2,259 passengers supported per full time equivalent employee.

•

Outsourcing Model. We outsource our non-core functions, including customer call centers, lost bag services, ground handling services and catering services. The outsourcing model not only enables us to provide high quality services at low costs, but also provides flexibility for us to align our costs with capacity and demand.

Our Brand. We believe establishing our brand as a leading low-fare airline enhances our ability to generate customer loyalty. The strength of our brand is demonstrated by our significant number of repeat customers. According to a January 2019 survey we conducted with respect to recent customers who had flown with us at least once, 91% of survey respondents were repeat customers and 69% had flown with us two or more times during the previous 12 months. The key features of our brand include:

•	Significant customer value delivered through low fares with the choice of reasonably priced unbundled and bundled options, including The Works and The Perks.

•

Family-friendly elements that appeal to a large audience, such as an attentive staff, popular animals on our aircraft tails, novelty cards for children and certain offers tailored for families including our Kids Fly Free program.

•

A commitment to sustainability and environmental responsibility, including our position as “America’s Greenest Airline” as measured by fuel efficiency in 2019. Our 2019 fuel savings of 125 million gallons, as compared to the average of other U.S. airlines, per information included in the public reports of each carrier, is equivalent to flying the distance of 130 missions to the moon and back at our 2019 average fuel burn rate, or in carbon savings, equivalent to eliminating 18.6 billion plastic bottles, eliminating 438 billion plastic straws, or the benefiting of growing 18 million trees for a decade. In 2017, we moved our headquarters to a LEED Certified building, which was designed to achieve energy savings, water efficiency and lower CO2 emissions.

•	Industry leading healthy travel initiatives, including being the only U.S. airline conducting temperature screenings for all passengers and crew prior to boarding.

•	A carefully curated aesthetic for our livery, our website and mobile app, uniforms, seat design and on-board products, which are designed to look and feel more upscale than traditional ULCCs.

•	A strong online presence with a customer-friendly digital platform that includes our passenger reservation system, improved website and mobile app.

•	Our modern fleet with amenities such as extra seat padding and our Stretch seating option, which provides a comfortable 33-inch seat pitch.

•	An enhanced frequent flyer program, Frontier Miles, and Discount Den membership program.

Our Network Management. We plan our route network and airport footprint to focus on profitable existing routes and new routes where we believe our business model will stimulate demand and growth, including those where we expect demand to be highest during the U.S. recovery from the COVID-19 pandemic. This strategy enabled us to reduce the seasonality of our revenue, improve utilization, lower unit costs, increase revenues and enhance profitability from 2013 through 2019. The key features of our network include:

•	A broad geographic footprint, which enables us to service a wide range of VFR and vacation destinations.

•	A strong presence in high-demand markets and underserved markets, including mid-sized cities.

•	A disciplined and methodical approach to both route selection and the removal of underperforming routes.

•

An operational platform that includes nationwide crew and maintenance bases, creating access to lower-risk growth opportunities while maintaining high operational standards and enabling high utilization.

•

A codeshare arrangement with Volaris, a ULCC based in Mexico and an affiliate of Indigo Partners, which enables both carriers to sell tickets and connecting itineraries on select routes within the airlines’ combined networks. We believe this is the world’s first ULCC codeshare arrangement.

Our Talented ULCC Leadership Team. Our management team has extensive day-to-day experience operating ULCCs and other airlines.

•

Barry L. Biffle, our President and Chief Executive Officer, previously served as Chief Executive Officer of VivaColombia, Executive Vice President for Spirit and held various management roles with US Airways and American Eagle Airlines, a regional airline subsidiary of American Airlines.

•

James G. Dempsey, our Executive Vice President and Chief Financial Officer, previously served as Treasurer and Head of Investor Relations for Ryanair after serving in management roles within the advisory practice of PricewaterhouseCoopers.

•	Daniel M. Shurz, our Senior Vice President, Commercial, previously served in various roles with United Airlines and Air Canada.

•	Howard M. Diamond, our Senior Vice President, General Counsel and Corporate Secretary, previously served as Vice President, General Counsel and Corporate Secretary for Thales USA.

•	Jake F. Filene, our Senior Vice President, Customers, previously served as our Deputy Chief Operating Officer and as Vice President, Airport Services and Corporate Real Estate for Spirit Airlines.

•	Trevor J. Stedke, our Senior Vice President, Operations, previously served as Vice President, Aircraft Technical Operations for Southwest Airlines.

Low Fares Done Right—Our Business Strategy

Our goal is to offer the most attractive option for air travel with a compelling combination of value, product and service, and, in so doing, to grow profitably and enhance our position among airlines in the United States. Through the key elements of our business strategy, we seek to achieve:

Low Unit Costs. We intend to strengthen and maintain our low unit costs, including by:

•	Maintaining high utilization levels once the U.S. market recovers from the COVID-19 pandemic.

•	Utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft.

•

Increasing the average size and seat capacity of the aircraft in our fleet through the continued introduction and operation of new 186-seat A320neo and up to 240-seat A321neo aircraft, and the exit of A319ceo aircraft.

•	Taking a disciplined approach to our operational performance in order to reduce disruption.

A Superior Low-Fare Brand. In order to enhance our brand and drive revenue growth, we intend to continue to deliver a higher-quality flight experience than historically offered by ULCCs globally and generate customer loyalty by:

•	Continuing to offer attractive low fares.

•

Expanding our marketing efforts, including through the addition of new animals for each of our new aircraft, particularly highlighting endangered species on our signature animal tails, to continue to position our brand as a family- and environmentally-friendly ULCC.

•	Continuing to improve penetration of our bundle options, including The Works and The Perks.

•	Further enhancing our Frontier Miles offering to improve reward opportunities for our branded credit card customers.

•	Providing our customers a dependable, reliable, on-time and friendly travel experience.

Strong Growth Driven by an Expanding and Efficient Network. We believe that our cost structure enables us to fly to more places profitably than any other U.S. airline, and we strategically focus on routes that we believe are the most profitable. We intend to continue to utilize our disciplined and methodical approach to expand our network in an efficient manner, including by:

•	Strategically deploying our capacity where demand is highest during the recovery from the COVID-19 pandemic.

•	Continuing to take advantage of opportunities in overpriced and/or underserved markets across the U.S. and select international destinations in the Americas.

•

Leveraging our diverse geographic footprint and existing crew and maintenance base infrastructure to take advantage of lower-risk network growth opportunities while maintaining high operational standards.

•	Utilizing our low-cost structure to offer low fares which organically drive growth through market stimulation.

•	Continuing to rebalance our network to mitigate seasonal fluctuations in our results.

•	Focusing on what we believe are the most profitable opportunities where our cost differential drives the largest competitive advantage.

Strong Liquidity and Capital Structure. We intend to maintain our strong capital structure, which enables us to obtain financing for our aircraft pursuant to attractive operating leases, in order to support our growth strategies and the expansion of our fleet and network.

Our largest sources of liquidity as of December 31, 2020 totaled $963 million and were comprised of:

•	Our cash, cash equivalents and restricted cash, of which we had a balance of $378 million as of December 31, 2020.

•

$424 million available to borrow under the loan we received from the United States Department of the Treasury (the “Treasury Loan”) as of December 31, 2020. The Treasury Loan has a five-year term ending September 28, 2025, is collateralized by our co-branded credit card arrangement and bears an annual interest rate based on adjusted LIBOR plus 2.5%. We may borrow additional amounts in up to two subsequent borrowings until May 28, 2021, subject to satisfaction of certain conditions precedent in the Treasury Loan Agreement, including maintenance of a collateral coverage ratio of 2.0 to 1.0 and compliance with the relevant provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). See “Description of Principal Indebtedness—Treasury Loan Agreement.”

•

$161 million of income tax receivables expected to be collected in 2021, primarily resulting from the net operating losses generated in 2020 and permitted under the CARES Act to be carried back to 2015 and 2016 tax years (pre-Tax Cuts and Jobs Act) in which a federal 35% tax rate applied.

Additionally, subsequent to December 31, 2020, we entered into the Payroll Support Program Extension Agreement (the “PSP2 Agreement”), which provided us with at least an incremental $140 million in liquidity. We received the first installment in the amount of $70 million on January 15, 2021.

As of December 31, 2020, our capital structure was comprised of the following (please refer to “Notes to Consolidated Financial Statements - 9. Debt”):

•	$141 million of the available $150 million under the secured, revolving line of credit from our PDP Financing Facility.

•

$15 million from our pre-purchased miles facility. The facility cannot be extended above $15 million until full extinguishment of the Treasury Loan pursuant to the CARES Act. Upon full extinguishment of the Treasury Loan, the pre-purchased miles facility amount is to be reset annually based on the aggregate amount of fees payable to us by Barclays on a calendar year basis, up to an aggregate maximum facility amount of $200 million.

•	$183 million in loans from the CARES Act, comprised of $150 million under the Treasury Loan, and $33 million under the PSP Promissory Note.

•	$18 million under the floating rate building note.

Our Relationship with Indigo Partners

Indigo Partners, our principal stockholder, is an established and successful investor in ULCCs around the world. Indigo Partners has previously invested in several ULCC airlines, including Spirit, Tigerair (formerly Tiger Airways), Volaris and Wizz Air, each of which completed initial public offerings following the successful implementation of a ULCC strategy under the guidance of Indigo Partners and while Indigo Partners was a significant investor. In addition, Indigo Partners has current investments in other ULCC airlines, including JetSMART based in Chile.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” following this prospectus summary, that represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•

the impact the COVID-19 pandemic and measures to reduce its spread continue to have on our business, results of operations and financial condition and the timing and nature of the related recovery of the airline industry;

•	certain restrictions on our business in connection with accepting financing under the CARES Act and related legislation;

•	the ability to operate in an exceedingly competitive industry against legacy network airlines, low-cost carriers and other ultra low-cost carriers;

•	the price and availability of aircraft fuel;

•	any restrictions on or increased taxes applicable to charges for non-fare products and services paid by airline passengers and burdensome consumer protection regulations or laws;

•	changes in economic conditions;

•	competition from air travel substitutes;

•	threatened or actual terrorist attacks or security concerns;

•

factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, aircraft and engine defects, adverse weather conditions, increased security measures, new travel-related taxes or outbreak of disease;

•	our presence in international emerging markets that may experience political or economic instability;

•	increase in insurance costs or inability to secure adequate insurance coverage;

•	decline or suspension in funding or operations of the U.S. federal government or its agencies;

•	our failure to implement our business strategy successfully;

•	our ability to control our costs;

•	our ability to grow or maintain our unit revenues or maintain our non-fare revenues;

•	any increased labor costs, union disputes and other labor-related disruptions;

•	our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•	our reputation and business being adversely affected in the event of an emergency, accident, or similar public incident involving our aircraft or personnel;

•	any negative publicity regarding our customer service;

•	our inability to maintain a high daily aircraft utilization rate;

•	any changes in governmental regulation;

•	our ability to obtain financing or access capital markets;

•	the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book;

•	our maintenance obligations;

•	aircraft-related fixed obligations that could impair our liquidity; or

•	our reliance on third-party specialists and other commercial partners to perform functions integral to our operations.

Our History

Our indirect, wholly-owned subsidiary, Frontier Airlines, Inc. (“Frontier”) was incorporated in 1994 to operate as an airline based in Denver, Colorado. In April 2008, Frontier filed for protection under the federal bankruptcy laws and ultimately emerged from bankruptcy in October 2009 through the acquisition of Frontier by a subsidiary of Republic Airways Holdings, Inc. (“Republic”). We were incorporated in September 2013 as a newly-formed corporation initially wholly-owned by an investment fund managed by Indigo to facilitate the acquisition of Frontier from Republic. That acquisition was completed on December 3, 2013.

Corporate Information

Our principal executive offices are located at 4545 Airport Way, Denver, Colorado 80239. Our general telephone number is (720) 374-4200 and our website address is www.FlyFrontier.com. We have not incorporated by reference into this prospectus any of the information on our website and you should not consider our website to be a part of this document. Our website address is included in this document for reference only.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after the offering	shares

Underwriters’ option to purchase additional shares	The selling stockholder may sell up to additional shares if the underwriters exercise their option to purchase additional shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and estimated expenses of this offering payable by us.

We intend to use the net proceeds to be received by us from this offering for general corporate purposes, including cash reserves, working capital, capital expenditures, including flight equipment acquisitions, sales and marketing activities and general and administrative matters and for possible debt repayment. Please see “Use of Proceeds.”

An investment fund managed by Indigo is our controlling stockholder and the selling stockholder in this offering. We will not receive any of the proceeds from the sale of any shares by the selling

Risk factors	Please see “Risk Factors” beginning on page 23 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Select Market symbol	“FRNT”

The number of shares of our common stock outstanding after this offering is based on 5,248,371 shares outstanding as of December 31, 2020, and excludes:

•	an aggregate of 259,980 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted average exercise price of $73.42 per share;

•	an aggregate of 50,559 shares of common stock issuable upon the vesting of outstanding restricted stock units (“RSUs”) as of December 31, 2020;

•	an aggregate of 13,752 shares of common stock issuable upon the exercise of warrants issued pursuant to the Payroll Support Program Agreement with the United States Department of the Treasury (the

“Treasury”), with respect to the Payroll Support Program (“PSP”) established under Subtitle B of Title IV of Division A of the CARES Act (the “PSP Warrants”), having an exercise price of $241.72 per share;

•

an aggregate of 62,055 shares of common stock issuable upon the exercise of warrants issued pursuant to the Treasury Warrant Agreement (the “Treasury Warrant Agreement”) with the Treasury related to the Treasury Loan (the “Treasury Warrants”) having an exercise price of $241.72 per share;

•

an aggregate of 2,711 shares of common stock issuable upon the exercise of warrants to be issued pursuant to the PSP2 Agreement with the Treasury, based on the $140 million of funding, with respect to the Payroll Support Program (“PSP2”) established under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (the “PSP2 Warrants”), having an exercise price of $442.69 per share;

•

an aggregate of 641,090 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan as of December 31, 2020, which will become available for issuance under our 2021 Equity Incentive Award Plan after consummation of this offering; and

•

an aggregate of shares of common stock reserved for issuance pursuant to future awards under our 2021 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	a -for- split of our outstanding common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus is a part;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	no exercise of outstanding stock options or warrants and no vesting RSUs subsequent to December 31, 2020; and

•	no exercise of the underwriters’ option to purchase up to additional shares of our common stock from the selling stockholder.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the year ended December 31, 2020 have been materially affected by the COVID-19 pandemic.

	Year Ended December 31,
	2018	2019	2020
	(in millions, except share and per share data)
Consolidated Statements of Operations Data:
Operating revenues:
Passenger	$2,102	$2,445	$1,207
Other	54	63	43

Total operating revenues	2,156	2,508	1,250

Operating expenses:
Aircraft fuel	589	640	338
Salaries, wages and benefits	441	529	533
Aircraft rent(1)	277	368	396
Station operations	323	336	257
Sales and marketing	110	130	78
Maintenance materials and repairs	75	86	83
Depreciation and amortization	78	46	33
CARES Act credits	—	—	(193)
Other operating expenses(1)	171	64	90

Total operating expenses	2,064	2,199	1,615

Operating income (loss)	92	309	(365)

Other income (expense):
Interest expense	(13)	(11)	(18)
Capitalized interest	9	11	6
Interest income and other	17	16	5

Total other income (expense)	13	16	(7)

Income (loss) before income taxes	105	325	(372)
Income tax expense (benefit)	25	74	(147)

Net income (loss)	$80	$251	$(225)

	Year Ended December 31,
	2018	2019	2020
	(in millions, except share and per share data)
Earnings (loss) per share:
Basic	13.95	45.21	(42.91)
Diluted	13.83	45.10	(42.91)
Weighted average shares outstanding:
Basic	5,238,618	5,240,555	5,243,695
Diluted	5,287,484	5,252,450	5,243,695
Unaudited Pro Forma Data:
Pro forma earnings (loss) per share:
Basic
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

(1)

Prior to January 1, 2019 and our adoption of ASU 2016-02, Leases (“ASU 2016-02”), any gains on completed sale-leaseback transactions were deferred and recognized as a reduction to aircraft rent expense over the lease term for each aircraft or engine. Due to the adoption of ASU 2016-02 on January 1, 2019, gains from sale-leaseback transactions are now recognized in full immediately upon sale as a reduction to other operating expense within the consolidated statements of operations, and are therefore no longer amortized over the life of the lease. During the year ended December 31, 2019 and 2020, the gain on sale-leaseback transactions, net was $107 million and $48 million, respectively.

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Non-GAAP financial data (unaudited):
Adjusted net income (loss)(1)(1)	$183	$276	$(301)
EBITDA(1)	170	355	(332)
Adjusted EBITDA(1)	305	387	(466)
Adjusted EBITDAR(2)	582	755	(70)

(1)

Adjusted net income, EBITDA and Adjusted EBITDA are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well-recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted net income, EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted net income, EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness or possible cash requirements related to our warrants; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted net income, EBITDA and Adjusted EBITDA should not be considered in isolation from or as a substitute for performance measures calculated in accordance with GAAP. In addition, because derivations of Adjusted net income, EBITDA and Adjusted EBITDA are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Net income and EBITDA, including Adjusted Net Income and Adjusted EBITDA, as presented may not be directly comparable to similarly titled measures presented by other companies.

For the foregoing reasons, each of Adjusted Net Income, EBITDA and Adjusted EBITDA has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

(2)

Adjusted EBITDAR is included as a supplemental disclosure because we believe it is useful solely as a valuation metric for airlines as its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different airlines for reasons unrelated to the underlying value of a particular airline. However, Adjusted EBITDAR is not determined in accordance with GAAP, is susceptible to varying calculations and not all companies calculate the measure in the same manner. As a result, Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net income (loss) to Adjusted net income, EBITDA, Adjusted EBITDA, and Adjusted EBITDAR for the periods presented below.

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Adjusted net income (loss) reconciliation (unaudited):
Net income (loss)	$80	$251	$(225)
Derivative de-designation and mark to market adjustment(a)	—	—	52
Pilot phantom equity(b)	22	5	—
Collective bargaining contract ratification(c)	88	22	—
Loss on sale of owned aircraft(d)	25	—	—
Flight attendant early out program(e)	—	5	—
CARES Act – grant recognition and employee retention credits(f)	—	—	(193)
Write-off of deferred registration statement costs due to significant market uncertainty(g)	—	—	7
CARES Act – mark to market impact for warrants(h)	—	—	9

Adjusted net income (loss) before income taxes	215	283	(350)
Tax benefit (expense) related to underlying adjustments	(32)	(7)	49

Adjusted net income (loss)	$183	$276	$(301)

EBITDA, Adjusted EBITDA and Adjusted EBITDAR reconciliation (unaudited):
Net income (loss)	$80	$251	$(225)
Plus (minus):
Interest expense	13	11	18
Capitalized interest	(9)	(11)	(6)
Interest income and other	(17)	(16)	(5)
Income tax expense	25	74	(147)
Depreciation and amortization	78	46	33

EBITDA	170	355	(332)
Plus (minus):
Derivative de-designation and mark to market adjustment(a)	—	—	52
Pilot phantom equity(b)	22	5	—
Collective bargaining contract ratification(c)	88	22	—
Loss on sale of owned aircraft(d)	25	—	—
Flight attendant early out program(e)	—	5	—
CARES Act – grant recognition and employee retention credits(f)	—	—	(193)
Write-off of deferred registration statement costs due to significant market uncertainty(g)	—	—	7

Adjusted EBITDA	305	387	(466)
Plus: Aircraft rent(i)	277	368	396

Adjusted EBITDAR	$582	$755	$(70)

(a)

Due to the significant reduction in demand resulting from the COVID-19 pandemic, our future anticipated consumption of fuel dropped significantly and we therefore de-designated hedge accounting in March 2020 on the derivative positions where the future consumption was not deemed probable, which primarily related to our written put options on our costless collars. The $52 million charge is the result of the de-designation and the resulting mark to market impact on the quantities where fuel consumption was not deemed probable.

(b)

Represents the impact of the change in value of phantom equity units pursuant to the Pilot Phantom Equity Plan. In accordance with the amended and restated phantom equity agreement, the remaining phantom equity obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

(c)

Represents (i) $75 million of costs related to a one-time contract ratification incentive, plus payroll-related taxes and certain other compensation and benefits-related accruals earned through December 31, 2018 and committed to by us as part of a tentative agreement with the union representing our pilots that was reached in December 2018 and was ratified by the pilots in January 2019 and (ii) $15 million of costs related to a one-time contract ratification incentive, plus payroll-related taxes and certain other compensation and benefits-related accruals earned through March 31, 2019 and committed to by us as part of a tentative agreement with the union representing our flight attendants that was reached in March 2019 for a contract that was ratified and became effective in May 2019, in addition to $4 million in pilot vacation accrual adjustments during the fourth quarter of 2019 as a result of the ratified agreement with the union representing our pilots specifically tied to the implementation of a preferred bidding system.

(d)

Represents losses incurred on the sale of our six owned aircraft in December 2018, which enabled us to accelerate a critical part of our fleet plan by shortening our time with certain of our older less fuel-efficient aircraft. The loss was measured as the excess of the net book value of the aircraft over the sale price at the date of sale and was recognized within other operating expenses in the consolidated statements of operations. All aircraft were held for use through the date of sale.

(e)	Represents expenses associated with an early out program agreed to in 2019 with our flight attendants, payable throughout 2019, 2020 and 2021.
(f)

Represents the recognition of the $178 million grant received from the U.S. government for payroll support from April 2020 through September 2020 as part of the PSP under the CARES Act net of $1 million of deferred financing costs, along with $16 million of employee retention credits we qualified for under the CARES Act.

(g)

Represents the write-off of our deferred initial public offering preparation costs during the first quarter of 2020 due to the impact of the COVID-19 pandemic and the resulting uncertainty in our ability to access the capital markets.

(h)	Represents the mark to market adjustment to the value of the warrants issued as part of the funding provided by the U.S. Treasury under the CARES Act. This amount is a component of interest expense.
(i)

Represents aircraft rent expense included in Adjusted EBITDA. See footnote (1) above under the caption “Summary Historical Consolidated Financial and Operating Data” with respect to the effect of our adoption of ASU 2016-02 on January 1, 2019.

The following table presents our historical consolidated balance sheet data as of December 31, 2020, and on a pro forma as adjusted basis to give effect to this offering and the application of the net proceeds received by us.

	As of December 31, 2020
	Actual	Pro forma As Adjusted(1)(2)
		unaudited
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$378
Total assets	3,554
Long-term debt, including current portion	348
Stockholders’ equity	310

(1)

The unaudited adjusted pro forma consolidated balance sheet gives effect to the receipt of the estimated net proceeds by us from the sale of shares of our common stock offered by us (based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, respectively, the amount of pro forma as adjusted cash, cash equivalents and restricted cash, total assets and stockholders’ equity by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of pro forma as adjusted cash, cash equivalents and restricted cash, assets and stockholders’ equity by approximately $        million (based on an assumed initial public offering price of $         per share, the midpoint of the price range as set forth on the cover of this prospectus). The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

OPERATING STATISTICS

	Year Ended December 31,
	2018	2019	2020
Operating statistics (unaudited)(a)
Available seat miles (ASMs) (millions)	24,629	28,120	16,955
Departures	122,784	138,570	88,642
Average stage length (statute miles)	1,052	1,051	999
Block hours	341,528	389,476	235,974
Average aircraft in service	76	88	81
Aircraft - end of period	84	98	104
Average daily aircraft utilization (hours)	12.3	12.2	8.0
Passengers (thousands)	19,843	22,823	11,238
Average seats per departure	190	192	191
Revenue passenger miles (RPMs) (millions)	20,920	24,203	11,443
Load factor (%)	84.9%	86.1%	67.5%
Fare revenue per passenger ($)	54.72	52.80	48.78
Non-fare passenger revenue per passenger ($)	51.20	54.33	58.66
Other revenue per passenger ($)	2.73	2.78	3.79
Total revenue per passenger ($)	108.65	109.91	111.23
Total revenue per available seat mile (RASM) (¢)	8.75	8.92	7.37
Cost per available seat mile (CASM) (¢)	8.38	7.82	9.53
CASM (excluding fuel) (¢)	5.99	5.55	7.53
CASM + net interest (¢) (b)	8.33	7.76	9.57
Adjusted CASM (¢)(b)	7.83	7.71	10.32
Adjusted CASM (excluding fuel) (¢) (b)	5.44	5.44	8.63
Adjusted CASM + net interest (¢) (b)	7.78	7.65	10.31
Fuel cost per gallon ($)	2.25	2.22	2.08
Fuel gallons consumed (thousands)	261,179	288,510	162,241
Employees (FTE)	3,978	4,935	4,974

(a)	See “Glossary of Airline Terms” for definitions of terms used in this table.
(b)

For a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

“A320 family” means, collectively, the Airbus series of single-aisle aircraft, including the A319ceo, A320ceo, A320neo, A321ceo and A321neo aircraft.

“A320neo family” means, collectively, the Airbus series of single-aisle aircraft that feature the new engine option, including the A320neo and A321neo aircraft.

“Adjusted CASM” means operating expenses, excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

“Adjusted CASM including net interest” or “Adjusted CASM + net interest” means the sum of Adjusted CASM and Net interest expense (income) excluding special items divided by ASMs. For a discussion of such special items and a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

“Adjusted CASM (excluding fuel)” means operating expenses less aircraft fuel expense and excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

“Air traffic liability” or “ATL” means the value of tickets and other related fees sold in advance of travel.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft in service” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.

“Average stage length” means the average number of statute miles flown per flight segment.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“Cash burn” means change in cash and cash equivalents during the period ($390 million decrease during 2020) adjusted to exclude (i) cash from CARES Act related debt ($183 million in 2020), payroll support grant ($178 million in 2020) and employee retention credit funding ($6 million in 2020), (ii) cash paid for ineffective derivatives ($52 million in 2020) caused by the pandemic, and (iii) pilot phantom equity settlement ($111 million in 2020) divided by days in the period. We believe that cash burn is a useful measure of liquidity consumed by our business. Our definition of cash burn may not be calculated in the same manner as similarly labeled statistics used by other airlines.

“CASM” or “unit costs” means operating expenses divided by ASMs.

“CASM including net interest” means the sum of CASM and Net interest expense (income) divided by ASMs.

“CBA” means a collective bargaining agreement.

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“FAA” means the United States Federal Aviation Administration.

“Fare revenue” consists of base fares for air travel, including mileage credits redeemed under our frequent flyer program, unused and expired passenger credits, other redeemed or expired travel credits and revenue derived from charter flights.

“Fare revenue per passenger” means fare revenue divided by passengers.

“FTE” means full-time equivalent employee.

“GDS” means a Global Distribution System such as Amadeus, Sabre and Travelport, used by travel agencies and corporations to purchase tickets on participating airlines.

“LCC” means low-cost carrier.

“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs).

“Net interest expenses (income)” means interest expense, capitalized interest, interest income and other.

“NMB” means the National Mediation Board.

“Non-fare passenger revenue” consists of fees related to certain ancillary items such as baggage, service fees, seat selection, and other passenger-related revenue that is not included as part of base fares for travel.

“Non-fare passenger revenue per passenger” means non-fare passenger revenue divided by passengers.

“Operating revenue per ASM,” “RASM” or “unit revenue” means total operating revenue divided by ASMs.

“Other revenue” consists primarily of services not directly related to providing transportation, such as the advertising, marketing and brand elements of the Frontier Miles (formerly EarlyReturns) affinity credit card program and commissions revenue from the sale of items such as rental cars and hotels.

“Other revenue per passenger” means other revenue divided by passengers.

“Passengers” means the total number of passengers flown on all flight segments.

“Passenger revenue” consists of fare revenue and non-fare passenger revenue.

“PDP” means pre-delivery deposit payments, which are payments required by aircraft manufacturers in advance of delivery of the aircraft.

“RASM” means total revenue divided by ASMs.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“RLA” means the United States Railway Labor Act.

“Stage-length adjustment” refers to an adjustment that can be utilized to compare CASM and RASM across airlines with varying stage lengths. All other things being equal, the same airline will have lower CASM and RASM as stage length increases since fixed and departure related costs are spread over increasingly longer average flight lengths. Therefore, as one method to facilitate comparison of these quantities across airlines (or even across the same airline for two different periods if the airline’s average stage length has changed significantly), it is common in the airline industry to settle on a common assumed stage length and then to adjust CASM and RASM appropriately. Stage-length adjusted comparisons are achieved by multiplying base CASM or RASM by a quotient, the numerator of which is the square root of the carrier’s stage length and the denominator of which is the square root of the common stage length. Stage-length adjustment techniques require judgment and different observers may use different techniques. For stage-length adjusted CASM and RASM comparisons in this prospectus, the stage length being utilized is the aircraft stage length.

“Total Revenue per passenger” means the sum of fare revenue, non-fare passenger revenue, and other revenue (collectively, “Total Revenue”) divided by passengers.

“TSA” means the United States Transportation Security Administration.

“Treasury” means the United States Department of the Treasury.

“ULCC” means ultra low-cost carrier.

“VFR” means visiting friends and relatives.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face, and many of such risks have been and will be exacerbated by the coronavirus (“COVID-19”) pandemic. If any of these risks should occur, our business, results of operations, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

The COVID-19 pandemic and measures to reduce its spread have had, and are expected to continue to have, a material adverse impact on our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. COVID-19 has since spread to almost every country in the world, including the United States. The World Health Organization has declared COVID-19 a pandemic. The outbreak of COVID-19 and the implementation of measures to reduce its spread have adversely impacted our business and continue to adversely impact our business in a number of ways. Multiple governments in countries we serve, principally the United States, have responded to the virus with air travel restrictions and closures or recommendations against air travel, the implementation of mandatory quarantine periods after travel, and certain countries we serve have required airlines to limit or completely stop operations. In response to the COVID-19 pandemic, we have significantly reduced capacity from our original plan and will continue to evaluate the need for further flight schedule adjustments. While we experienced a modest uptick in demand during the latter half of the second quarter and continuing into the third and fourth quarters of 2020, demand was negatively impacted by a resurgence of COVID-19 cases in certain domestic markets. The length and severity of the decline in demand due to the impacts of the COVID-19 pandemic is uncertain and, as such, we expect the adverse impact to persist in 2021. Although we have seen early signs of recovery in airline travel, there is no assurance that it will continue or the pace at which it will recover, and the recovery we anticipate may not materialize in a timely manner or at all.

In response to the impacts of the COVID-19 pandemic, beginning in March 2020, we have taken measures to address the significant cash outflows resulting from the sharp decline in demand and we continue to evaluate options should the lack of demand for air travel continue beyond the near term. During 2020, we also reduced our flight schedule to match demand levels and implemented various other initiatives to reduce costs and manage liquidity including, but not limited to:

•	reducing planned headcount increases;

•	reducing employee related costs, including:

•	salary reductions and/or deferrals for our officers and board members;

•	suspension of merit salary increases for 2020; and

•

voluntary paid and unpaid leave of absence programs for employees not covered under labor arrangements, as well as certain employees covered under such arrangements, including pilots and flight attendants, that range from one month to six months;

•	deferring aircraft deliveries;

•	reducing discretionary expenses;

•

reaching agreements with major vendors, which are primarily related to many of our aircraft and engine leases as well as airports, for deferral of payments and deliveries until later in 2020 and into 2021;

•	delaying non-essential maintenance projects and reducing or suspending other discretionary spending;

•	reducing non-essential capital projects;

•	securing current funding and future liquidity from the CARES Act, PSP, PSP2 and other financing sources; and

•	amending certain debt covenant metrics to align with current and expected demand.

Additionally, we also outsource certain critical business activities to third parties, including our dependence on a limited number of suppliers for our aircraft and engines. As a result, we have increased our reliance on the successful implementation and execution of the business continuity planning of such third-party service providers in the current environment. If one or more of such third parties experience operational failures as a result of the impacts from the spread of COVID-19, or claim that they cannot perform due to a force majeure event, it may have a material adverse impact on our business, results of operations and financial condition.

The extent of the impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend on future developments, including the currently unknowable duration of the COVID-19 pandemic; the efficacy of COVID-19 vaccines; impact of existing and future governmental regulations, travel advisories, testing regimes, and restrictions that are imposed in response to the COVID-19 pandemic; additional reductions to our flight capacity, or a voluntary temporary cessation of all flights, that we implement in response to the COVID-19 pandemic; and the impact of the COVID-19 pandemic on consumer behavior, such as a reduction in the demand for air travel, especially in our destination cities. The potential economic impact brought on by the COVID-19 pandemic is difficult to assess or predict, and it has already caused, and is likely to result in further, significant disruptions of global economies and financial markets, which may reduce our ability to access capital on favorable terms or at all, and increase the cost of capital. In addition, a recession, depression or other sustained adverse economic event resulting from the spread of COVID-19 would materially adversely impact our business and the value of our common stock. The COVID-19 pandemic makes it more challenging for management to estimate future performance of our business, particularly over the near to medium term. A further significant decline in demand for our flights could have a materially adverse impact on our business, results of operations and financial condition.

We are depending upon a successful COVID-19 vaccine, including an efficient distribution and sufficient supply, and significant uptake by the general public in order to normalize economic conditions, the airline industry and our business operations and to realize our growth plans and business strategy. The potential efficacy and availability of a COVID-19 vaccine and the extent to which a vaccine is widely accepted is highly uncertain, and we cannot predict if or when we will be able to resume full normal operations. The failure of a vaccine, including to the extent it is not effective against any COVID-19 variants, significant unplanned adverse reactions to the vaccine, politicization of the vaccine or general public distrust of the vaccine could have an adverse effect on our business, results of operations and financial condition.

On March 27, 2020, the CARES Act was signed into law. On April 30, 2020 we entered into a Payroll Support Program Agreement with the Treasury (the “PSP Agreement”) to receive funding through the PSP over the second and third quarters of 2020. On September 28, 2020, we entered into an agreement with the Treasury for a term loan facility (“Treasury Loan”) and on January 15, 2021, we entered into an agreement with the Treasury for additional funding under the PSP2 Agreement. The funding we received is subject to significant restrictions and limitations. See “—We have agreed to certain restrictions on our business by accepting financing under the PSP and PSP2.”

The COVID-19 pandemic may also exacerbate other risks described in this “Risk Factors” section, including, but not limited to, our competitiveness, demand for our services, shifting consumer preferences and our substantial amount of outstanding indebtedness.

We have agreed to certain restrictions on our business by accepting financing under the CARES Act.

On March 27, 2020, the CARES Act was signed into law. The CARES Act provided liquidity in the form of loans, loan guarantees, and other investments to air carriers, such as us, that incurred, or are expected to incur, covered losses such that the continued operations of the business are jeopardized, as determined by the Treasury.

On April 30, 2020, we reached an agreement with the U.S. government under which we would receive $205 million of installment funding comprised of a $174 million grant (“PSP Grant”) for payroll support for the period from April 2020 through September 30, 2020, and a $31 million unsecured 10-year, low interest loan (“PSP Promissory Note”). In addition, on September 30, 2020, the Treasury provided us with an additional disbursement under the PSP of $6 million, comprised of an additional $4 million toward the PSP Grant, and $2 million toward the PSP Promissory Note. In connection with our participation in the PSP, we also issued to the Treasury warrants pursuant to a warrant agreement to purchase up to 13,752 shares of our common stock, par value $0.001 per share, with an exercise price of $241.72 per share (the value of a share of common stock on April 9, 2020 as determined by a third-party valuation).

On September 28, 2020, we entered into a $574 million secured term loan facility with the Treasury, of which we borrowed $150 million. As of December 31, 2020, we have issued 62,055 Treasury Warrants in conjunction with the first draw on the loan. The Treasury Warrants expire in five years from the date of issuance, are transferable, have no voting rights and contain customary terms regarding anti-dilution. If the Treasury or any subsequent warrant holder exercises the Treasury Warrants, the interest of our holders of common stock would be diluted and we would be partially owned by the U.S. government, which could have a negative impact on our common stock price, and which could require increased resources and attention by our management.

On January 15, 2021, we entered into the PSP2 Agreement with the Treasury for at least an additional $140 million of payroll support funding (of which $70 million was paid on that date).

In connection with our participation in the PSP, PSP2, and the Treasury Loan, we are, and continue to be, subject to certain restrictions and limitations, including, but not limited to:

•

Restrictions on repurchases of equity securities listed on a national securities exchange or payment of dividends until the later of March 31, 2022 or one year after the Treasury Loan facility is repaid;

•	Requirements to maintain certain levels of scheduled services (including to destinations where there may currently be significantly reduced or no demand);

•

A prohibition on involuntary terminations or furloughs of employees (except for health, disability, cause, or certain disciplinary reasons) through March 31, 2021 and the requirements to recall employees involuntarily terminated or furloughed after September 30, 2020;

•

A prohibition on reducing the salary, wages, or benefits of our employees (other than our executive officers or independent contractors, or as otherwise permitted under the terms of the PSP and PSP2) through March 31, 2021;

•

Limits on certain executive compensation including limiting pay increases and severance pay or other benefits upon terminations, until the later of October 1, 2022 or one year after the Treasury Loan facility is repaid;

•	Limitations on the use of the grant funds exclusively for the continuation of payment of employee wages, salaries and benefits; and

•	Additional reporting and recordkeeping requirements relating to the PSP and PSP2 funds.

These restrictions and requirements could materially adversely impact our business, results of operations and financial condition by, among other things, requiring us to change certain of our business practices and to maintain or increase cost levels to maintain scheduled service and employment with little or no offsetting revenue, affecting retention of key personnel and limiting our ability to effectively compete with others in our industry who may not be receiving funding and may not be subject to similar limitations.

We cannot predict whether the assistance from the Treasury through the PSP and PSP2 will be adequate to continue to pay our employees for the duration of the COVID-19 pandemic or whether additional assistance will be required or available in the future. There can be no assurance that loans or other assistance will be available through the CARES Act or any future legislation, or whether we will be eligible to receive any additional assistance, if needed.

Further, the Treasury Loan Agreement includes affirmative and negative covenants that restrict our ability to, among other things, dispose of certain assets, merge, consolidate or sell assets, incur certain additional indebtedness or pay certain dividends. In addition, we are required to maintain unrestricted cash and cash equivalents and unused commitments available under all revolving credit facilities aggregating not less than $250 million and to maintain a minimum ratio of the borrowing base of the collateral. If we do not meet the minimum collateral coverage ratio, we must either provide additional collateral to secure our obligations under the Treasury Loan Agreement or repay the loans by an amount necessary to maintain compliance with the collateral coverage ratio.

The airline industry is exceedingly competitive, and we compete against legacy network airlines, low-cost carriers and other ultra low-cost carriers; if we are not able to compete successfully in our markets, our business will be materially adversely affected.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with legacy network carriers, low-cost carriers (“LCCs”), and ULCCs. There are presently three very large legacy network carriers in the United States, American Airlines, Delta Air Lines and United Airlines, which together with Southwest Airlines, which classifies itself as an LCC, are commonly referred to as the “Big Four” carriers. There are presently two additional legacy network carriers in the United States, Alaska Airlines and Hawaiian Airlines, which together with JetBlue Airways, which classifies itself as an LCC, are commonly referred to as the “Middle Three” carriers. Finally, there are presently three ULCCs in the United States, Frontier, Allegiant and Spirit. Competition on most of the routes we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face no or little competition. In almost all instances, our competitors are larger than us and possess significantly greater financial and other resources than we do.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell. Given the high levels of excess capacity among U.S. airlines generally as a result of the COVID-19 pandemic, we expect to face significant discounted fare competition as the U.S. market recovers. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection which previously were offered as a component of base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. If our competitors increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route that we serve, it could have a material adverse impact on our business. For instance, in 2017 there was widespread capacity growth across the United States, including in many of the markets in which we operate. In particular, during 2017, both Southwest Airlines and United Airlines increased their capacity in Denver. The domestic airline industry has often been the source of fare wars undertaken to grow market share or for other reasons, including, for example, actions by American Airlines in 2015 and United Airlines in 2017 to match fares offered in many of its markets by ULCCs, with resulting material adverse effects on the revenues of the airlines involved. The increased capacity across the United States in 2017 exacerbated the competitive pricing environment, particularly beginning in the second quarter of 2017, and this activity continued throughout 2018 and the first half of 2019. Given the decreased demand resulting from the COVID-19 pandemic, we expect significant competition, including price competition, at least in the short-term and as the U.S. market recovers. If we continue to experience increased competition our business could be materially adversely affected.

We also expect new work patterns and the increased growth of work from home will lead to increasing number of employees choosing to live remotely from their office location, which could significantly alter the historical demand levels on the routes we serve. While we believe our low fares and low costs will enable us to grow our network in new markets profitably to take advantage of new demand patterns as they arise, there can be no assurance that we will be successful in doing so or that we will be able to successfully compete with other U.S. airlines on such routes. If we fail to establish ourselves in such new markets our business could be materially adversely affected.

Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors’ development of their own ULCC strategies or new market entrants, including several potential new entrants that have announced the intention to commence operations in the relatively near future. For example, certain legacy network airlines have further segmented the cabins of their aircraft in order to enable them to offer a new tier of reduced base fares designed to be competitive with those offered by us and other ULCCs. We expect the legacy airlines to continue to match low-cost carrier and ULCC pricing on portions of their network. A competitor adopting a ULCC strategy may have greater financial resources and access to lower cost sources of capital than we do, which could enable them to execute a ULCC strategy with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model, our business, results of operations and financial condition could be materially adversely affected.

There has been significant consolidation within the airline industry, including, for example, the combinations of American Airlines and US Airways, Delta Air Lines and Northwest Airlines, United Airlines and Continental Airlines, Southwest Airlines and AirTran Airways, and Alaska Airlines and Virgin America. In the future, there may be additional consolidation in the airline industry. Business combinations could significantly alter industry conditions and competition within the airline industry and could enable our competitors to reduce their fares.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or revenues related to non-fare services required to achieve and sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could have a material adverse effect on our business, results of operations and financial condition.

Our business has been and may in the future be materially adversely affected by the price and availability of aircraft fuel. Unexpected pricing of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition.

The cost of aircraft fuel is highly volatile and in recent years has generally been one of our largest individual operating expenses, accounting for 29%, 29% and 21% of our operating expenses for the years ended December 31, 2018, 2019 and 2020, respectively. High fuel prices or increases in fuel costs (or in the price of crude oil) could result in increased levels of expense, and we may not be able to increase ticket prices sufficiently to cover such increased fuel costs, particularly when fuel prices rise quickly. We also sell a significant number of tickets to passengers well in advance of travel, and, as a result, fares sold for future travel may not reflect such increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand. Conversely, prolonged low fuel prices could limit our ability to differentiate our product and low fares from those of the legacy network airlines and LCCs, as prolonged low fuel prices could enable such carriers to, among other things, substantially decrease their costs, fly longer stages or utilize older aircraft. In addition, prolonged low fuel prices could also reduce the benefit we expect to receive from the new technology, more fuel-efficient A320neo family aircraft we operate and have on order. See also “Risks Related to Our Business—We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.” Aircraft fuel expense per gallon decreased 6% in the year ended December 31, 2020 to 2.08 compared to 2019, resulting from lower demand as a result of the COVID-19 pandemic partly offset by losses on fuel hedges during 2020. Any future fluctuations in aircraft fuel prices or sustained high or low prices could have a material adverse effect on our business, results of operations and financial condition.

Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, labor strikes or other events affecting refinery production, transportation, taxes, marketing, environmental concerns, market manipulation, price speculation and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

As of December 31, 2020, we had no fuel cash flow hedges for future fuel consumption. Our results for the year ended December 31, 2020 include operating expenses of $52 million relating to the de-designation of fuel hedges resulting from the COVID-19 pandemic on the quantities where consumption was not deemed probable. During 2020 our hedges consisted of call options and collar structures, although we have in the past and may in the future use other instruments such as swaps on jet fuel or highly correlated commodities and fixed forward price contracts (“FFPs”) which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods. We cannot assure you our fuel hedging program will be effective or that we will maintain a fuel hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. Our fuel hedge contracts may contain margin funding requirements that could require us to post collateral to counterparties in the event of a significant drop in fuel prices in the future. Additionally, our ability to realize the benefit of declining fuel prices may be delayed by the impact of any fuel hedges in place, and we may record significant losses on fuel hedges during periods of declining prices. A failure of our fuel hedging strategy, significant margin funding requirements, overpaying for fuel through the use of hedging arrangements or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could have a material adverse effect on our business, results of operations and financial condition.

Restrictions on or increased taxes applicable to charges for non-fare products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.

For the years ended December 31, 2018, 2019 and 2020, we generated non-fare passenger revenues of $1,016 million, $1,240 million and $659 million, respectively. Our non-fare passenger revenue consists primarily of revenue generated from air travel-related services such as baggage fees, service fees, seat selection fees and other passenger-related revenue and are a component of our passenger revenue within the consolidated statements of operations. The Department of Transportation (“DOT”) has rules governing many facets of the airline-consumer relationship, including, for instance, consumer notice requirements, handling of consumer complaints, price advertising, lengthy tarmac delays, oversales and denied boarding process/compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage, consumer disclosures and the transportation of passengers with disabilities. The DOT periodically audits airlines to determine whether such airlines have violated any of the DOT rules. The DOT has conducted audits of our business and routine post-audit investigations of our business are ongoing. If the DOT determines that we are not, or have not been, in compliance with these rules or if we are unable to remain compliant, the DOT may subject us to fines or other enforcement action. For instance, in 2017 we were fined $0.4 million by the DOT for certain infractions relating to oversales, passengers with disabilities, and customer service plan rules, $40,000 for certain infractions relating to oversales disclosure and notice requirements, the domestic baggage liability limit rule, and customer service plan rules; and $1.5 million by the DOT relating to lengthy tarmac delays, which was offset by a $0.9 million credit for compensation provided to passengers on the affected flights and other delayed flights.

The DOT may also impose additional consumer protection requirements, including adding requirements to modify our websites and computer reservations system, which could have a material adverse effect on our business, results of operations and financial condition. The FAA Reauthorization Act of 2018 provided for several new requirements and rulemakings related to airlines, including but not limited to: (i) prohibition on voice communication cell phone use during certain flights, (ii) insecticide use disclosures, (iii) new training policy best practices for training regarding racial, ethnic, and religious non-discrimination, (iv) training on human trafficking for certain staff, (v) departure gate stroller check-in, (vi) the protection of pets on airplanes and service animal standards, (vii) requirements to refund promptly to passengers any ancillary fees paid for services not received, (viii) consumer complaint process improvements, (ix) pregnant passenger assistance, (x) restrictions on the ability to deny a revenue passenger permission to board or involuntarily remove such passenger from the aircraft, (xi) minimum customer service standards for large ticket agents, (xii) information publishing requirements for widespread disruptions and passenger rights, (xiii) submission of plans pertaining to employee and contractor training consistent with the Airline Passengers with Disabilities Bill of Rights, (xiv) ensuring assistance for passengers with disabilities, (xv) flight attendant duty period limitations and rest requirements, including submission of a fatigue risk management plan, (xvi) submission of policy concerning passenger sexual misconduct, (xvii) development of Employee Assault Prevention and Response Plan related to the customer service agents, (xviii) increased penalties available related to harm to passengers with disabilities or damage to wheelchairs or other mobility aids and (xix) minimum dimensions for passenger seats. The DOT also published a Notice of Proposed Rulemaking in January 2020 regarding the accessibility features of lavatories and onboard wheelchair requirements on certain single-aisle aircraft with an FAA certificated maximum capacity of 125 seats or more, training flight attendants to proficiency on an annual basis to provide assistance in transporting qualified individuals with disabilities to and from the lavatory from the aircraft seat, and providing certain information on request to qualified individuals with a disability or persons inquiring on their behalf, on the carrier’s website, and in printed or electronic form on the aircraft concerning the accessibility of aircraft lavatories. The DOT also recently published Final Rules regarding traveling by air with service animals and defining unfair or deceptive practices. The DOT also recently published a Final Rule clarifying that the maximum amount of denied boarding compensation that a carrier may provide to a passenger denied boarding involuntarily is not limited, prohibiting airlines from involuntarily denying boarding to a passenger after the passenger’s boarding pass has been collected or scanned and the passenger has boarded (subject to safety and security exceptions), raising the liability limits for denied boarding compensation, and raising the liability limit for mishandled baggage in domestic air transportation. The U.S. Congress and the DOT have examined the increasingly common airline industry practice of unbundling the pricing of certain products and ancillary services, a practice that is a core component of our business strategy. If new laws or regulations are adopted that make unbundling of airline products and services impermissible, or more cumbersome or expensive, or if new taxes are imposed on non-fare passenger revenues, our business, results of operations and financial condition could be harmed. Congressional, Federal agency and other government scrutiny may also change industry practice or the public’s willingness to pay for non-fare ancillary services. See also “—We are subject to extensive and increasing regulation by the Federal Aviation Administration, the Department of Transportation, the Transportation Security Administration, U.S. Customs and Border Protection and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business and financial results.”

The demand for airline services is highly sensitive to changes in economic conditions, and another recession or similar economic downturn in the United States or globally would further weaken demand for our services and have a material adverse effect on our business, results of operations and financial condition, particularly since a substantial portion of our customers travel for leisure or other non-essential purposes.

The demand for travel services is affected by U.S. and global economic conditions. Unfavorable economic conditions, such as those resulting from reaction to the COVID-19 pandemic, have historically reduced airline travel spending. For most cost-conscious leisure travelers, travel is a discretionary expense, and though we believe ULCCs are best suited to attract travelers during periods of unfavorable economic conditions as a result of such carriers’ low base fares, travelers have often elected to replace air travel at such times with various other forms of ground transportation or have opted not to travel at all. Likewise, during periods of unfavorable economic conditions, businesses have deferred air travel or forgone it altogether. Travelers have also reduced spending by purchasing fewer non-fare services, which can result in a decrease in average revenue per passenger. Because airlines typically have relatively high fixed costs as a percentage of total costs, much of which cannot be mitigated during periods of lower demand for air travel, the airline business is particularly sensitive to changes in U.S. and global economic conditions. A reduction in the demand for air travel due to unfavorable economic conditions also limits our ability to raise fares to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, it would have a material adverse effect on our business, results of operations and financial condition. In particular, the ongoing COVID-19 pandemic and associated decline in economic activity and increase in unemployment levels are expected to have a severe and prolonged effect on the global economy generally and, in turn, is expected to depress demand for air travel into the foreseeable future. Due to the uncertainty surrounding the duration and severity of the COVID-19 pandemic, we can provide no assurance as to when and at what pace demand for air travel will return to pre-pandemic levels, if at all.

We face competition from air travel substitutes.

In addition to airline competition from legacy network airlines, LCCs and other ULCCs, we also face competition from air travel substitutes, partially as a result of the COVID-19 pandemic. On our domestic routes, particularly those with shorter stage lengths, we face competition from some other transportation alternatives, such as bus, train or automobile. In addition, technology advancements may limit the demand for air travel. For example, video teleconferencing, virtual and augmented reality and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. If we are unable to stimulate demand for air travel with our low base fares or if we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

Threatened or actual terrorist attacks or security concerns, particularly involving airlines, could have a material adverse effect on our business, results of operations and financial condition.

Past terrorist attacks or attempted attacks, particularly those against airlines, have caused substantial revenue losses and increased security costs, and any actual or threatened terrorist attack or security breach, even if not directly against an airline, could have a material adverse effect on our business, results of operations and financial condition. For instance, enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines, which we may not be able to pass on to consumers in the form of higher prices. Terrorist attacks made directly on an airline, particularly in the U.S., or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), would have a negative impact on the airline industry and have a material adverse effect on our business, results of operations and financial condition.

Airlines are often affected by factors beyond their control, including: air traffic congestion at airports; air traffic control inefficiencies; government shutdowns; major construction or improvements at airports; aircraft and engine defects; FAA grounding of aircraft; adverse weather conditions; increased security measures; new travel-related taxes; or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, major construction or improvements at airports at which we operate, increased security measures, new travel-related identification requirements, taxes and fees, adverse weather conditions, natural disasters and the outbreak of disease. Flight delays caused by these factors may frustrate passengers and may increase costs and decrease revenues, which in turn could adversely affect profitability. The federal government controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The federal government also controls airport security. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. In addition, federal government slow-downs or shutdowns may further impact the availability of federal resources, such as air traffic controllers and security personnel, necessary to provide air traffic control and airport security, which may cause delays or cancellations of flights or may impact our ability to take delivery of aircraft or expand our route network or airport footprint. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA could result in changes to aircraft routings and flight paths that could lead to increased noise complaints and other lawsuits, resulting in increased costs. The U.S. Congress could enact legislation that could impose a wide range of consumer protection requirements, which could increase our costs of doing business.

In addition, airlines may also experience disruptions to their operations as a result of the aircraft and engines they operate, such as manufacturing defects, spare part shortages and other factors beyond their control. For example, regulators ordered the grounding of the entire worldwide 737 MAX fleet in March 2019. While such order did not have a direct impact on our fleet, which is comprised entirely of Airbus A320 family aircraft, any similar or other disruption to our operations could have a material adverse effect on our business, results of operations and financial condition.

Adverse weather conditions and natural disasters, such as hurricanes, thunderstorms, blizzards, snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Because of our high utilization, point-to-point network, operational disruptions can have a disproportionate impact on our ability to recover. In addition, many airlines re-accommodate their disrupted passengers on other airlines at prearranged rates under flight interruption manifest agreements. We have been unsuccessful in procuring any of these agreements with our peers, which makes our recovery from disruption more challenging than for larger airlines that have these agreements in place. Similarly, outbreaks of contagious diseases, such as COVID-19, ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, pertussis (whooping cough) and zika virus, have in the past and may in the future result in significant decreases in passenger traffic and the imposition of government restrictions in service, resulting in a material adverse impact on the airline industry. New identification requirements, such as the implementation of rules under the REAL ID Act of 2005, and increased travel taxes, such as those provided in the Travel Promotion Act, enacted in March 2010, which charges visitors from certain countries a $10 fee every two years to travel into the United States to subsidize certain travel promotion efforts, could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect us.

Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party specialists and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party specialists or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our employees, third-party specialists or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which in turn may have a material adverse effect on our reputation, business, results of operations and financial condition.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.

If any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If we are unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, whether due to insurance market conditions or otherwise, our business, results of operations and financial condition could be materially adversely affected.

We currently obtain third-party war risk (terrorism) insurance as part of our commercial aviation hull and liability policy and additional third-party war risk (terrorism) insurance through a separate policy with a different private insurance company. Our current third-party war risk (terrorism) insurance from commercial underwriters excludes nuclear, radiological and certain other events. If we are unable to obtain adequate war risk insurance or if an event not covered by the insurance we maintain were to take place, our business, results of operations and financial condition could be materially adversely affected.

A decline in or temporary suspension of the funding or operations of the U.S. federal government or its agencies may adversely affect our future operating results or negatively impact the timing and implementation of our growth prospects.

The success of our operations and our future growth is dependent on a number of federal agencies, specifically the FAA, DOT and TSA. In the event of a slowdown or shutdown of the federal government, such as those experienced in October 2013 and December 2018 through January 2019, certain functions of these and other federal agencies may be significantly diminished or completely suspended for an indefinite period of time, the conclusion of which is outside of our control. During such periods, it may not be possible for us to obtain the operational approvals and certifications required for events that are critical to the successful execution of our operational strategy, such as the delivery of new aircraft or the implementation of new routes. Additionally, there may be an impact to critical airport operations, particularly security, air traffic control and other functions that could cause airport delays, flight cancellations and negatively impact consumer demand for air travel.

Furthermore, once a period of slowdown or government shutdown has concluded, there will likely be an operational backlog within the federal agencies, that may extend the length of time that such events continue to negatively impact our business, results of operations and financial condition beyond the end of such period.

Risks Related to Our Business

If we fail to implement our business strategy successfully, our business, results of operations and financial condition will be materially adversely affected.

Our growth strategy includes significantly expanding our fleet and expanding the number of markets we serve. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we believe we can achieve and maintain our desired level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we believe we have a competitive cost advantage. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

•	sustain our relatively low unit operating costs;

•	continue to realize attractive revenue performance;

•	achieve and maintain profitability;

•	maintain a high level of aircraft utilization; and

•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy.

In addition, in order to successfully implement our growth strategy, which includes the planned growth of our fleet from 104 aircraft as of December 31, 2020 to a fleet of 165 by the end of 2025, we will require access to a large number of gates and other services at airports we currently serve or may seek to serve. We believe there are currently significant restraints on gates and related ground facilities at many of the most heavily utilized airports in the United States, in addition to the fact that three major domestic airports (JFK and LaGuardia in New York and Reagan National in Washington, D.C.) require government-controlled take-off or landing “slots” to operate at those airports. As a result, if we are unable to obtain access to a sufficient number of slots, gates or related ground facilities at desirable airports to accommodate our growing fleet, we may be unable to compete in those markets, our aircraft utilization rate could decrease, and we could suffer a material adverse effect on our business, results of operations and financial condition.

Our growth is also dependent upon our ability to maintain a safe and secure operation, including enhanced safety procedures as a result of the COVID-19 pandemic, and will require additional personnel, equipment and facilities as we continue to induct new aircraft and continue to execute our growth plan. In addition, we will require additional third-party personnel for services we do not undertake ourselves. An inability to hire and retain personnel, secure the required equipment and facilities in a cost-effective and timely manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. Furthermore, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the existing risks upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Some of our target growth markets outside of the United States include countries with less developed economies that may be vulnerable to unstable economic and political conditions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low-cost structure is one of our primary competitive advantages. However, we have limited control over some of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, the acquisition and cost of aircraft, airport and related infrastructure costs, taxes, the cost of meeting changing regulatory requirements and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of collective bargaining agreements, which could result in increased labor costs. See “— Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.” We cannot guarantee we will be able to maintain our relatively low costs. If our costs increase and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to grow or maintain our unit revenues or maintain our non-fare revenues.

A key component of our Low Fares Done Right strategy is attracting customers with low fares and garnering repeat business by delivering a high-quality, family-friendly customer experience with a more upscale look and feel than traditionally experienced on ULCCs in the United States. We intend to continue to differentiate our brand and product in order to expand our loyal customer base and grow or maintain our unit revenues and maintain our non-fare revenues. The rising cost of aircraft and engine maintenance may impair our ability to offer low-cost fares resulting in reduced revenues. Differentiating our brand and product has required and will continue to require significant investment, and we cannot assure you that the initiatives we have implemented will continue to be successful or that the initiatives we intend to implement will be successful. If we are unable to maintain or further differentiate our brand and product from the other U.S. ULCCs, our market share could decline, which could have a material adverse effect on our business, results of operations and financial condition. We may also not be successful in leveraging our brand and product to stimulate new demand with low base fares or gain market share from the legacy airlines, particularly if the significant excess capacity caused by the COVID-19 pandemic persists.

In addition, our business strategy includes maintaining our portfolio of desirable, value-oriented, non-fare products and services. However, we cannot assure you that passengers will continue to perceive value in the non-fare products and services we currently offer and regulatory initiatives could adversely affect non-fare revenue opportunities. Failure to maintain our non-fare revenues would have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we are unable to maintain our non-fare revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel.

Increased labor costs, union disputes, employee strikes and other labor-related disruption, may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately 21%, 24% and 33% of our total operating costs for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, approximately 88% of our workforce was represented by labor unions. We have recently ratified labor agreements with several of the labor unions representing our employees and in March 2019 we reached a tentative agreement with the union representing our flight attendants, which was ratified on May 15, 2019. See

“Business—Employees.” We cannot assure you that our labor costs going forward will remain competitive or that any new agreements into which we enter will not have terms with higher labor costs or that the negotiations of such labor agreements will not result in any work stoppages.

Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

From June to November 2018, we experienced disruptions to our flight operations during our labor negotiations with the union representing our pilots, Air Line Pilots Association (“ALPA”), which materially impacted our business and results of operations for the period. Upon reaching a tentative agreement with ALPA in December 2018, our flight operations returned to normal. However, we are unable to determine the extent to which this period of prolonged disruption may have harmed our reputation or the length of time it may take for our business to recover from such harm, if ever. In addition, the agreement, which became effective in January 2019, included a significant increase in the annual compensation of our pilots as well as a one-time ratification incentive payment to our pilots of $75 million, plus payroll related taxes. We can provide no assurance that we will not experience another operational disruption resulting from any future negotiations or disagreements with our pilots, nor can we provide assurance that we will not experience an operational disruption as a result of negotiations or disagreements with any of our other union-represented employee groups. In addition, we cannot provide any estimate with regard to the amount or probability of future compensation increases, ratification incentives or other costs that may come as a result of future negotiations with our pilots or our other union represented groups. Future operational disruptions or other costs related to labor negotiations, including reputational harm that may come as a result of such disruptions, if any, may have a material adverse impact on our business, results of operations and financial condition.

In addition, the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency, superior profitability or other factors, to bear higher costs than we can. One or more of our competitors may also significantly reduce their labor costs, thereby providing them with a competitive advantage over us. Our labor costs may also increase in connection with our growth and we could also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize. The occurrence of any such event may have a material adverse impact on our business, results of operations and financial condition.

Our inability to expand or operate reliably or efficiently out of airports where we maintain a large presence could have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent on markets served from airports that are significant to our business, including Denver, Orlando and Las Vegas, as well as high-traffic locations, such as Philadelphia, Cleveland, Tampa, Chicago, Fort Myers and Atlanta. Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at these and other airports, including, but not limited to:

•	increases in airport rates and charges;

•	limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

•	termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

•	increases in airport capacity that could facilitate increased competition;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in the law that affect the services that can be offered by airlines, in general and in particular markets or at particular airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact or impose additional customer service standards and requirements, including security standards and requirements; and

•	the adoption of more restrictive locally imposed noise regulations or curfews.

Our existing lease at Denver International Airport expires in December 2021 with an option to extend for two additional one-year periods. We cannot assure you that renewal of the lease will occur on acceptable terms or at all, or that the new lease will not include additional or increased fees. In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel.

We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an emergency, accident, terrorist incident or other similar public incident, which could expose us to significant reputational harm and potential legal liability. In addition, we could face significant costs or lost revenues related to repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise, and any such event could cause a substantial increase in our insurance premiums. In addition, any future emergency, accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our airline or that the equipment we fly is less safe or reliable than other transportation alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.

Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes the differentiation of our brand and product from the other U.S. airlines, including other ULCCs, in order to increase customer loyalty and drive future ticket sales. We intend to accomplish this by continuing to offer passengers dependable customer service. However, in the past, we have experienced a relatively high number of customer complaints related to, among other things, our customer service and reservations and ticketing systems, including related to our COVID-19 related refund policy. Passenger complaints, together with reports of lost baggage, delayed and cancelled flights, and other service issues, are reported to the public by the DOT. In addition, we could become subject to complaints about our booking practices. For instance, in 2017 we were fined $0.4 million by the DOT for certain infractions relating to oversales, rules related to passengers with disabilities, customer service plan rules, $40,000 for certain infractions relating to oversales disclosure and notice requirements, domestic baggage liability limit rule, and customer service plan rules; and $1.5 million by the DOT relating to length tarmac delays, which was offset by a $0.9 million credit for compensation provided to passengers on the affected flights and other delayed flights. If we do not meet our customers’ expectations with respect to reliability and service, our brand and product could be negatively impacted, which could result in customers deciding not to fly with us and adversely affect our business and reputation.

We rely on maintaining a high daily aircraft utilization rate to implement our low-cost structure, which makes us especially vulnerable to flight delays, flight cancellations, aircraft unavailability or unplanned reductions in demand such as has been caused by the COVID-19 pandemic.

We have maintained a high daily aircraft utilization rate prior to the COVID pandemic and expect our utilization rate to increase as the U.S. market begins to recover from the pandemic. Our average daily aircraft utilization was 12.3 hours, 12.2 hours and 8.0 hours for the years ended December 31, 2018, 2019, and 2020, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Part of our business strategy is to maximize revenue per aircraft through high daily aircraft utilization, which is achieved, in part, by quick turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations caused by various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems or outages, labor availability, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. A significant portion of our operations are concentrated in markets such as Denver, the Northeast and northern Midwest regions of the United States, which are particularly vulnerable to weather, airport traffic constraints and other delays, particularly in the winter months. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance may materially reduce our average fleet utilization and require that we re-accommodate passengers or seek short-term substitute capacity at increased costs. Further, an unplanned reduction in demand such as has been caused by the COVID-19 pandemic reduces the utilization of our fleet and result in a related increase in unit costs, which may be material. Due to the relatively small size of our fleet, our point-to-point network and high daily aircraft utilization rate, the unexpected unavailability of one or more aircraft and resulting reduced capacity or even a modest decrease in demand could have a material adverse effect on our business, results of operations and financial condition.

It has only been a limited period since our current business and operating strategy has been implemented.

Following our acquisition by an investment fund managed by Indigo, an affiliate of Indigo Partners, in 2013 and the implementation of our current business and operating strategy in 2014, we recorded net income of $80 million and $251 million for the years ended December 31, 2018 and 2019, and net loss of $225 million for the year ended December 31, 2020, respectively, which, with respect to 2018 and 2019, are higher levels of net income than we had achieved prior to our acquisition. While we recorded an annual profit for the years ended December 31, 2018 and 2019, we recorded a net loss for the year ended December 31, 2020 and we cannot assure you that we will be able to sustain or increase profitability on a quarterly or an annual basis in future periods. In turn, this may cause the trading price of our common stock to decline and may materially adversely affect our business.

We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

In addition, the International Civil Aviation Organization (“ICAO”) and jurisdictions around the world have adopted noise regulations that require all aircraft to comply with noise level standards, and governmental authorities in several U.S. and foreign cities are considering or have already implemented aircraft noise reduction programs, including the imposition of overnight curfews and limitations on daytime take-offs and landings. Compliance with existing and future environmental laws and regulations, including emissions limitations and more restrictive or widespread noise regulations, that may be applicable to us could require significant expenditures, increase our cost base and have a material adverse effect on our business, results of operations and financial condition, and violations thereof can lead to significant fines and penalties, among other sanctions.

We generally participate with other airlines in fuel consortia and fuel committees at our airports, which agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition.

We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.

Efforts to transition to a low-carbon future have increased the focus by global, regional and national regulators on climate change and greenhouse gas (“GHG”) emissions, including CO2 emissions. In particular, ICAO has adopted rules to implement the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) which will require us to address the growth in CO2 emissions of a significant majority of our international flights. For more information on CORSIA, see “Business—Government Regulation—Environmental Regulation.”

At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily because it is difficult to estimate the return of demand for international air travel during and in the recovery from the COVID-19 pandemic. There is also significant uncertainty with respect to the future supply and price of carbon offset credits and sustainable or lower carbon aircraft fuels that could allow us to reduce our emissions of CO2. In addition, we will not directly control our CORSIA compliance costs through 2029 because those obligations are based on the growth in emissions of the global aviation sector and begin to incorporate a factor for individual airline operator emissions growth beginning in 2030. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset our costs of meeting obligations under CORSIA.

In the event that CORSIA does not come into force as expected, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that could affect global competitors differently without offering meaningful aviation environmental improvements. Concerns over climate change are likely to result in continued attempts by municipal, state, regional, and federal agencies to adopt requirements or change business environments related to aviation that, if successful, may result in increased costs to the airline industry and us. In addition, several countries and U.S. states have adopted or are considering adopting programs, including new taxes, to regulate domestic GHG emissions. Finally, certain airports have adopted, and others could in the future adopt, GHG emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure.

All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions, make capital investments to purchase specific types of equipment or technologies, purchase carbon offset credits, or otherwise incur additional costs related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs.

In addition, in January 2021, the EPA finalized GHG emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by ICAO. Like the ICAO standards, the final EPA standards would not apply to engines on in-service aircraft. The final standards have been challenged by several states and environmental groups, and the Biden administration has announced plans to review these final standards along with others issued by the prior administration. The outcome of the legal challenge and administrative review cannot be predicted at this time.

Growing recognition among consumers of the dangers of climate change may mean some customers choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Business customers may choose to use alternatives to travel, such as virtual meetings and workspaces. Greater development of high-speed rail in markets now served by short-haul flights could provide passengers with lower-carbon alternatives to flying with us. Our collateral to secure loans, in the form of aircraft, spare parts and airport slots, could lose value as customer demand shifts and economies move to low-carbon alternatives, which may increase our financing cost.

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.

We are highly dependent upon our cash balances and operating cash flows.

As of December 31, 2020, we had $963 million of total available liquidity, including $378 million of cash and cash equivalents, $424 million available to borrow under the Treasury Loan facility, and a $161 million income tax receivable, primarily resulting from our net operating losses generated in 2020 and expected to be collected in 2021. Furthermore, we have access to a facility to finance a portion of certain aircraft PDPs from which we had drawn $141 million as of December 31, 2020. As of December 31, 2020, our PDP Financing Facility enables us to borrow up to an aggregate of $150 million under a secured, revolving line of credit. In addition, we have a pre-purchased miles facility from which we had drawn $15 million on as of December 31, 2020 and, based on our agreement under the Treasury Loan facility, we are restricted from accessing additional amounts until full repayment and cancellation of the Treasury Loan. Following such date, the amount available under the pre-purchased miles facility will be based on the aggregate amount of fees payable by Barclays to us for pre-purchased miles on a calendar year basis, up to an aggregate maximum amount of $200 million. These facilities are not adequate to finance our operations, and thus we will continue to be dependent on our operating cash flows (if any) and cash balances to fund our operations, provide capital reserves and to make scheduled payments on our aircraft-related fixed obligations, including substantial PDPs related to the aircraft we have on order. In addition, we have sought, and may continue to seek, financing from other available sources to fund our operations in order to mitigate the impact of the COVID-19 pandemic on our financial position and operations, including through the payroll support program or loan program with the Treasury.

Subsequent to December 31, 2020, we entered into the PSP2 Agreement, which is expected to provide us with an incremental $140 million in liquidity. We received the first installment in the amount of $70 million on January 15, 2021.

During the fourth quarter of 2020, we amended our pre-delivery credit facility to provide for a deferral of the fixed charge coverage ratio requirement (the “FCCR Test”) until the first quarter of 2022. If the FCCR Test is not maintained, we are required to test the loan to collateral ratio for the underlying aircraft in the credit facility that are subject to financing (the “LTV Test”) and make any pre-payments or post additional collateral required in order to reduce the loan to value on each aircraft in the credit facility that are subject to financing below a ratio threshold. The LTV Test is largely dependent on the appraised fair value of the underlying aircraft subject to financing. If the LTV Test was required to be performed, we do not expect that there would be any material required pre-payment of the pre delivery credit facility or posting of additional collateral. Additionally, we have also obtained a waiver of relief for the covenant provisions through the first quarter of 2021 related to one of our credit card processors that represents less than 10% of total revenues, which may require future waivers or an amendment to existing covenants to reflect the downturn due to the COVID-19 pandemic. We expect to seek an amendment or waiver, refinance the indebtedness subject to covenants or take other mitigating actions prior to any potential breaches that are not expected to have a material impact to our liquidity and financial position.

As of December 31, 2020, we were not subject to any credit card holdbacks, although if we fail to maintain certain liquidity and other financial covenants, our credit card processors have the right to hold back credit card remittances to cover our obligations to them, which would result in a reduction of unrestricted cash that could be material. In addition, while we recently have been able to arrange aircraft lease financing that does not require that we maintain a maintenance reserve account, we are required by some of our aircraft leases, and could in the future be required, to fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors. In those circumstances, a portion of our cash is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. Based on the age of our fleet and our growth strategy, we expect these maintenance deposits to decrease as we enter into operating leases for newly-acquired aircraft that do not require reserves. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not obtain a line of credit, other borrowing facility or equity financing, we could default on our operating lease and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations to purchase aircraft and spare engines that we have on order from Airbus, CFM International, an affiliate of General Electric Company, and Pratt & Whitney. As of December 31, 2020, we had an obligation to purchase 156 A320neo family aircraft by the end of 2028, one of which had a committed operating lease. We intend to evaluate financing options for the remaining aircraft. There are a number of factors that may affect our ability to raise financing or access the capital markets in the future, including our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.

We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.

At present, we have existing aircraft purchase commitments through 2028, all of which are for Airbus A320neo family aircraft. In response to the COVID-19 pandemic, we came to an agreement with Airbus to defer four deliveries into 2021 and took nine less deliveries during the year ended December 31, 2020 as compared to the prior year period. In addition, of the 156 A320neo family aircraft we have committed to purchase by 2028, 22 will be equipped with the LEAP engine manufactured by CFM International, an affiliate of General Electric Company. The remaining 134 aircraft on our order book will be equipped with Pratt & Whitney GTF engines.

The A320neo family includes next generation engine technology as well as aerodynamic refinements, large curved sharklets, weight savings, a new aircraft cabin with larger hand luggage spaces and an improved air purification system. While the A320neo family represents the latest step in the modernization of the A320 family of aircraft, the aircraft only entered commercial service in January 2016, and we are one of the first airlines to utilize the A320neo and LEAP engine. As a result, we are subject to those risks commonly associated with the initial introduction of a new aircraft type, including with respect to the A320neo’s actual, sustained fuel efficiency and other projected cost savings, which may not be realized, as well as the reliability and maintenance costs associated with a new aircraft and engine. In addition, it could take several years to determine whether the reliability and maintenance costs associated with a new aircraft and engine would have a significant impact on our operations. If we are unable to realize the potential competitive advantages we expect to achieve through the implementation of the A320neo aircraft and LEAP engines into our fleet or if we experience unexpected costs or delays in our operations as a result of such implementation, our business, results of operations and financial condition could be materially adversely affected. Furthermore, as technological evolution occurs in our industry, through the use of composites and other innovations, we may be competitively disadvantaged because we have existing extensive fleet commitments that would prohibit us from adopting new technologies on an expedited basis.

In addition, while our operation of a single family of aircraft provides us with several operational and cost advantages, any FAA directive or other mandatory order relating to our aircraft or engines, including the grounding of any of our aircraft for any reason, could potentially apply to all or substantially all of our fleet, which could materially disrupt our operations and negatively affect our business, results of operations and financial condition.

Our maintenance costs will increase over the near term, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future.

As of December 31, 2020, the operating leases for seven, four, six, four and eight aircraft in our fleet were scheduled to terminate during the remainder of 2021, 2022, 2023, 2024 and 2025, respectively. In certain circumstances, such operating leases may be extended. Prior to such aircraft being returned, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases. The amount and timing of these so-called “return conditions” costs can prove unpredictable due to uncertainty regarding the maintenance status of each particular aircraft at the time it is to be returned and it is not unusual for disagreements to ensue between the airline and the leasing company as to the required maintenance on a given aircraft or engine.

In addition, we currently have an obligation to purchase 156 A320neo family aircraft by the end of 2028. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a “maintenance holiday”) because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are first required. Following these new initial maintenance holiday periods, the new aircraft we have an obligation to acquire will require more maintenance as they age and our maintenance and repair expenses for each newly purchased aircraft will be incurred at approximately the same intervals. Moreover, because a large portion of our future fleet will be acquired over a relatively short period, significant maintenance to be scheduled on each of these planes may occur concurrently with other aircraft acquired around the same time, meaning we may incur our heavy maintenance obligations across large portions of our fleet around the same time. These more significant maintenance activities result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service.

Outside of scheduled maintenance, we incur from time to time unscheduled maintenance which is not forecast in our operating plan or financial forecasts, and which can impose material unplanned costs and the loss of flight equipment from revenue service for a significant period of time. For example, a single unplanned engine event can require a shop visit costing several million dollars and cause the engine to be out of service for a number of months.

Furthermore, the terms of some of our lease agreements require us to pay maintenance reserves to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our consolidated balance sheet. In addition, the terms of any lease agreements that we enter into in the future could also require maintenance reserves in excess of our current requirements. We expect scheduled and unscheduled aircraft maintenance expenses to increase over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Aircraft Maintenance.”

We have a significant amount of aircraft-related fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of December 31, 2020, all 104 aircraft in our fleet were financed under operating leases. For the years ended December 31, 2018, 2019 and 2020, we incurred aircraft rent of $277 million, $368 million and $396 million, respectively, and paid maintenance deposits of $28 million, $18 million and $15 million, respectively. For the year ended December 31, 2020, aircraft rent of $396 million did not include $31 million of aircraft rent related to 2020 that was deferred to 2021 as a result of deferral arrangements agreed to with our lessors due to the COVID-19 pandemic. As of December 31, 2020, we had future operating lease obligations of approximately $2,264 million and future principal debt obligations of $357 million. For the years ended December 31, 2018, 2019 and 2020, we made cash payments for interest related to debt of $11 million, $10 million and $7 million, respectively. In addition, we have significant obligations for aircraft and spare engines that we have ordered from Airbus and CFM International for delivery over the next several years. Also, in April 2020, we entered into an agreement with the Treasury for which we received $211 million in funding through the payroll support program, in the form of a grant and a low-interest 10-year note, and in September 2020 we entered into a $574 million secured term loan facility with the Treasury, of which we borrowed $150 million as of December 31, 2020. In January, we entered into an agreement with the Treasury for at least another $140 million in payroll support funding under the PSP2 Agreement. We received the first installment in the amount of $70 million on January 15, 2021. The funding from the Treasury subjected us to certain restrictions and limitations. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our current business strategy, fuel price volatility, any significant weakening or improving in the U.S. economy, availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations and our obligations under our other debt arrangements could have a material adverse effect on our business, results of operations and financial condition and could:

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require a substantial portion of cash flow from operations be used for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to make required PDPs, including those payable to our aircraft and engine manufacturers for our aircraft and spare engines on order;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

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make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

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reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations; and

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cause us to lose access to one or more aircraft and forfeit our maintenance and other deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement including cross default provisions in certain of our leases.

A failure to pay our operating lease, debt, fixed cost, and other obligations or a breach of our contractual obligations could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party specialists and other commercial partners to perform functions integral to our operations.

We have historically entered into agreements with third-party specialists to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities as well as administrative and support services. In response to the COVID-19 pandemic, we have increased our reliance on such third-parties. In addition, as the U.S. market begins to recover from the pandemic, we are likely to enter into similar service agreements in new markets we decide to enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates.

Although we seek to monitor the performance of third parties that furnish certain facilities or provide us with our ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, the efficiency, timeliness and quality of contract performance by third-party specialists are often beyond our control, and any failure by our third-party specialists to perform up to our expectations may have an adverse impact on our business, reputation with customers, our brand and our operations. In addition, we could experience a significant business disruption if we were to change vendors or if an existing provider ceased to be able to serve us. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on third-party distribution channels to distribute a portion of our airline tickets.

We rely on third-party distribution channels, including those provided by or through GDSs conventional travel agents and online travel agents (“OTAs”) to distribute a portion of our airline tickets, and we expect in the future to rely on these channels to collect a portion of our non-fare revenues. These distribution channels are more expensive and at present have less functionality in respect of non-fare revenues than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products. To remain competitive, we will need to successfully manage our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs and OTAs designed to manage our costs, increase our distribution flexibility, and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets, and may not provide the functionality we require to maximize non-fare revenues. In addition, in the last several years there has been significant consolidation among GDSs and OTAs, including the acquisition by Expedia of both Orbitz and Travelocity, and the acquisition by Amadeus of Navitaire (the reservations system that we use). This consolidation and any further consolidation could affect our ability to manage our distribution costs due to a reduction in competition or other industry factors. Any inability to manage such costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations. Moreover, our ability to compete in the markets we serve may be threatened by changes in technology or other factors that may make our existing third-party sales channels impractical, uncompetitive or obsolete.

We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems or any failure on our part to implement any new technologies or systems could materially adversely affect our business.

We are highly dependent on technology and computer systems and networks to operate our business. These technologies and systems include our computerized airline reservation system provided by Navitaire, now a unit of Amadeus, flight operations systems, telecommunications systems, mobile app, airline website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. The Navitaire reservations system, which is hosted and maintained under a long-term contract by a third-party specialist, is critical to our ability to issue, track and accept tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to global distribution systems, which enlarge our pool of potential passengers. There are many instances in the past where a reservations system malfunctioned, whether due to the fault of the system provider or the airline, with a highly adverse effect on the airline’s operations, and such a malfunction has in the past and could in the future occur on our system, or in connection with any system upgrade or migration in the future. We also rely on third-party specialists to maintain our flight operations systems, and if those systems are not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and temporarily stall our operations.

Any failure of the technologies and systems we use could materially adversely affect our business. In particular, if our reservation system fails or experiences interruptions, and we are unable to book seats for a period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed. In addition, replacement technologies and systems for any service we currently utilize that experiences failures or interruptions may not be readily available on a timely basis, at competitive rates or at all. Furthermore, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. In the event that one or more of our primary technology or systems vendors fails to perform, and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially adversely affected.

Unauthorized use, unauthorized incursions or user exploitation of our information technology infrastructure could compromise the personally identifiable information of our passengers, prospective passengers or personnel, and other sensitive information, and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition.

In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party specialists collect, process, transmit and store a large volume of personally identifiable information of our passengers, prospective passengers or personnel, including email addresses and home addresses and financial data such as credit and debit card information and other sensitive information. The security of the systems and network where we and our third-party specialists store this data is a critical element of our business, and these systems and our network may be vulnerable to cyberattacks and other security issues. . Threats to cyber security have increased with the sophistication of malicious actors, and we must manage those evolving risks. We have been the target of cybersecurity attacks in the past and expect that we will continue to be in the future. Recently, several high-profile consumer-oriented companies have experienced significant data breaches, which have caused those companies to suffer substantial financial and reputational harm. Failure to appropriately address these issues could also give rise to potentially material legal risks and liabilities.

A significant cybersecurity incident could result in a range of potentially material negative consequences for us, including lost revenue; unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal identifying information or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The costs and operational consequences of defending against, preparing for, responding to and remediating an incident may be substantial. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well injunctive relief requiring costly compliance measures. A cybersecurity incident could also impact our brand, harm our reputation and adversely impact our relationship with our customers, employees and stockholders. Additionally, any material failure by us or our third-party specialists to maintain compliance with the Payment Card Industry security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment. While we have taken precautions to avoid an unauthorized incursion of our computer systems, we cannot assure you that our precautions are either adequate or implemented properly to prevent and detect a data breach or other cybersecurity incident and its adverse financial and reputational consequences to our business. We are also subject to increasing legislative, regulatory and customer focus on privacy issues and data security in the United States and abroad. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of or access to the personally identifiable information of our passengers, prospective passengers or personnel could result in governmental investigation, civil liability or regulatory penalties under laws protecting the privacy of personal information, any or all of which could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

In addition, a number of our commercial partners, including credit card companies, have imposed data security standards on us, and these standards continue to evolve. We will continue our efforts to meet our privacy and data security obligations; however, it is possible that certain new obligations may be difficult to meet and could increase our costs.

We depend on a sole-source supplier for our aircraft and two suppliers for our engines.

A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Airbus A320 family aircraft for all of our aircraft and on CFM International and Pratt & Whitney for our engines makes us vulnerable to any design defects, mechanical problems or other technical or regulatory issues associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with the Airbus A320 family aircraft or CFM International or Pratt & Whitney engines, whether involving our aircraft or that of another airline, we may choose or be required to suspend or restrict the use of our aircraft. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Airbus A320 family aircraft or CFM International or Pratt & Whitney engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines. Separately, if Airbus, CFM International or Pratt & Whitney becomes unable to perform its contractual obligations and we must lease or purchase aircraft from another supplier, we would incur substantial transition costs, including expenses related to acquiring new aircraft, engines, spare parts, maintenance facilities and training activities, and we would lose the cost benefits from our current single-fleet composition, any of which would have a material adverse effect on our business, results of operations and financial condition. These risks may be exacerbated by the long-term nature of our fleet and order book and the unproven new engine technology to be utilized by the aircraft in our order book. See also “—We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.”

Although we have significantly reconfigured our network since 2013, our business remains dependent on the Denver market and increases in competition or congestion or a reduction in demand for air travel in this market would harm our business.

We are highly dependent on the Denver market where we maintain a large presence, with 41% of our flights during the year ended December 31, 2020 having Denver International Airport as either their origin or destination. We primarily operate out of Concourse A at Denver International Airport under an operating lease that expires in December 2021 with two one year extension options. We have experienced an increase in flight delays and cancellations at this airport due to airport congestion which has adversely affected our operating performance and results of operations. We have also experienced increased competition since 2017 from carriers adding flights to and from Denver. Also, flight operations in Denver can face extreme weather challenges in the winter, which, at times, has resulted in severe disruptions in our operation and the occurrence of material costs as a consequence of such disruptions. Our business could be further harmed by an increase in the amount of direct competition we face in the Denver market or by continued or increased congestion, delays or cancellations. Our business would also be harmed by any circumstances causing a reduction in demand for air transportation in the Denver area, such as adverse changes in local economic conditions, health concerns, adverse weather conditions, negative public perception of Denver, terrorist attacks or significant price or tax increases linked to increases in airport access costs and fees imposed on passengers.

We are subject to extensive regulation by the Federal Aviation Administration, the Department of Transportation, Transportation Security Administration, U.S. Customs and Border Protection and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, Congress has passed laws and the FAA, DOT and TSA have issued regulations, orders, rulings and guidance relating to the operation, safety, and security of airlines and consumer protections that have required significant expenditures. We expect to continue to incur expenses in connection with complying with such laws and government regulations, orders, rulings and guidance. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue, and increasing costs. For example, the DOT has broad authority over airlines and their consumer and competitive practices, and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of lengthy tarmac delays, consumer notice and disclosure requirements, consumer complaints, price and airline advertising, oversales and involuntary denied boarding process and compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage and the transportation of passengers with disabilities. Among these is the series of Enhanced Airline Passenger Protection rules issued by the DOT. In addition, the FAA Reauthorization Act of 2018, signed into law on October 5, 2018, provided for several new requirements and rulemakings related to airlines, including but not limited to: (i) prohibition on voice communication cell phone use during certain flights, (ii) insecticide use disclosures, (iii) new training policy best practices for training regarding racial, ethnic, and religious non-discrimination, (iv) training on human trafficking for certain staff, (v) departure gate stroller check-in, (vi) the protection of pets on airplanes and service animal standards, (vii) requirements to refund promptly to passengers any ancillary fees paid for services not received, (viii) consumer complaint process improvements, (ix) pregnant passenger assistance, (x) restrictions on the ability to deny a revenue passenger permission to board or involuntarily remove such passenger from the aircraft, (xi) minimum customer service standards for large ticket agents, (xii) information publishing requirements for widespread disruptions and passenger rights, (xiii) submission of plans pertaining to employee and contractor training consistent with the Airline Passengers with Disabilities Bill of Rights, (xiv) ensuring assistance for passengers with disabilities, (xv) flight attendant duty period limitations and rest requirements, including submission of a fatigue risk management plan, (xvi) submission of policy concerning passenger sexual misconduct, (xvii) development of Employee Assault Prevention and Response Plan related to the customer service agents, (xviii) increased penalties available related to harm to passengers with disabilities or damage to wheelchairs or mobility aids, and (xix) minimum dimensions for passenger seats. Furthermore, in 2019, the FAA published an Advance Notice of Proposed Rulemaking regarding flight attendant duty period limitations and rest requirements. The DOT also published a Notice of Proposed Rulemaking in January 2020 regarding, for example, the accessibility features of lavatories and onboard wheelchair requirements on certain single-aisle aircraft with an FAA certificated maximum capacity of 125 seats or more, training flight attendants to proficiency on an annual basis to provide assistance in transporting qualified individuals with disabilities to and from the lavatory from the aircraft seat, and providing certain information on request to qualified individuals with a disability or persons inquiring on their behalf, on the carrier’s website, and in printed or electronic form on the aircraft concerning the accessibility of aircraft lavatories. The DOT also recently published Final Rules regarding traveling by air with service animals and defining unfair or deceptive practices. The DOT also recently published a Final Rule clarifying that the maximum amount of denied boarding compensation that a carrier may provide to a passenger denied boarding involuntarily is not limited, prohibiting airlines from involuntarily denying boarding to a passenger after the passenger’s boarding pass has been collected or scanned and the passenger has boarded (subject to safety and security exceptions), raising the liability limits for denied boarding compensation, and raising the liability limit for mishandled baggage in domestic air transportation. In addition, the FAA issued its final regulations governing pilot rest periods and work hours for all passenger airlines certificated under Part 121 of the Federal Aviation Regulations. The rule known as FAR Part 117, which became effective January 4, 2014, impacts the required amount and timing of rest periods for pilots between work assignments and modifies duty and rest requirements based on the time of day, number of scheduled segments, time zones and other factors. In addition, Congress enacted a law and the FAA issued regulations requiring U.S. airline pilots to have a minimum number of hours as a pilot in order to qualify for an Air Transport Pilot certificate, which all pilots on U.S. airlines must obtain. Compliance with these rules may increase our costs, while failure to remain in full compliance with these rules may subject us to fines or other enforcement action. FAR Part 117 and the minimum pilot hour requirements may also reduce our ability to meet flight crew staffing requirements. We cannot assure you that compliance with these and other laws, regulations, orders, rulings and guidance will not have a material adverse effect on our business, results of operations and financial condition.

In addition, the TSA mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, some of which is funded by a security fee imposed on passengers and collected by airlines. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Our ability to operate as an airline is dependent on our obtaining and maintaining authorizations issued to us by the DOT and the FAA. The FAA from time to time issues directives and other mandatory orders relating to, among other things, operating aircraft, the grounding of aircraft, maintenance and inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. These requirements can be issued with little or no notice, can impact our ability to efficiently or fully utilize our aircraft, and could result in the temporary grounding of aircraft types altogether, such as the March 2019 grounding of the Boeing 737 MAX fleet. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. Federal law requires that air carriers operating scheduled service be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers managerial competence, operations, finances, and compliance record. In addition, under federal law, we must be a U.S. citizen (as determined under applicable law). Please see “Business—Foreign Ownership.” While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations. For instance, in 2017 we were fined $0.4 million by the DOT for certain infractions relating to oversales, rules related to passengers with disabilities, customer service plan rules, $40,000 for certain infractions relating to oversales disclosure and notice requirements, the domestic baggage liability limit rule, and $1.5 million by the DOT relating to lengthy tarmac delays, which was offset by a $0.9 million credit for compensation provided to passengers on the affected flights and other delayed flights.

International routes are regulated by air transport agreements and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change, as the applicable agreements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by the applicable air transport agreements between the U.S. and foreign governments and our ability to obtain the necessary authority from the U.S. and foreign governments to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals, airport slots and restrictions on competitive practices. We are subject to numerous foreign regulations in the countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”

Changes in legislation, regulation and government policy have affected, and may in the future have a material adverse effect on our business.

Changes in, and uncertainty with respect to, legislation, regulation and government policy at the local, state or federal level have affected, and may in the future significantly impact, our business and the airline industry. Specific legislative and regulatory proposals that could have a material impact on us in the future include, but are not limited to, infrastructure renewal programs; changes to operating and maintenance requirements and immigration and security policy and requirements; modifications to international trade policy, including withdrawing from trade agreements and imposing tariffs; changes to consumer protection laws; public company reporting requirements; environmental regulation; tax legislation and antitrust enforcement. Any such changes may make it more difficult and/or more expensive for us to obtain new aircraft or engines and parts to maintain existing aircraft or engines or make it less profitable or prevent us from flying to or from some of the destinations we currently serve. To the extent that any such changes have a negative impact on us or the airline industry in general, including as a result of related uncertainty, these changes may materially impact our business, financial condition, results of operations and cash flows.

Any tariffs imposed on commercial aircraft and related parts imported from outside the United States may have a material adverse effect on our fleet, business, results of operations and financial condition.

Certain of the products and services that we purchase, including our aircraft and related parts, are sourced from suppliers located in foreign countries, and the imposition of new tariffs, or any increase in existing tariffs, by the U.S. government on the importation of such products or services could materially increase the amounts we pay for them. In early October 2019, the World Trade Organization ruled that the United States could impose $7.5 billion in retaliatory tariffs in response to illegal European Union subsidies to Airbus. On October 18, 2019, the United States imposed these tariffs on certain imports from the European Union, including a 10% tariff on new commercial aircraft. In February 2020, the United States announced an increase to this tariff from 10% to 15%. These tariffs apply to aircraft that we are already contractually obligated to purchase. These tariffs are under continuing review and at any time could be increased, decreased, eliminated or applied to a broader range of products we use. While we have recently accepted deliveries of Airbus aircraft principally from the Airbus Mobile, Alabama facility, which has enabled us to avoid the imposition of tariffs on such aircraft, there can be no assurance that we will continue to be able to do so. Any imposition of these tariffs could substantially increase the cost of, among other things, imported new Airbus aircraft and parts required to service our Airbus fleet, which in turn could have a material adverse effect on our business, financial condition and/or results of operations. We may also seek to postpone or cancel delivery of certain aircraft currently scheduled for delivery, and we may choose not to purchase as many aircraft as we intended in the future. Any such action could have a material adverse effect on the size of our fleet, business, results of operations and financial condition.

If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. We compete against other U.S. airlines for pilots, mechanics and other skilled labor and certain U.S. airlines offer wage and benefit packages exceeding ours. The airline industry has from time to time experienced a shortage of qualified personnel. In particular, as more pilots in the industry approach mandatory retirement age, the U.S. airline industry is being affected by a pilot shortage. As is common with most of our competitors, we have faced considerable turnover of our employees. As a result of the foregoing, there can be no assurance that we will be able to attract or retain qualified personnel or may be required to increase wages and/or benefits in order to do so. In addition, we may lose personnel due to the impact of the COVID-19 pandemic on air travel and we may lose executives as a result of compensation restrictions imposed under the CARES Act. Such restrictions may present retention challenges in the case of executives presented with alternative, non-airline opportunities or with opportunities from airlines that are not subject to such restrictions because they never entered into such Treasury loans or have repaid their Treasury loans prior to us. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which we believe is one of our competitive strengths, is important to providing dependable customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, particularly Barry L. Biffle, our President and Chief Executive Officer, and James G. Dempsey, our Executive Vice President and Chief Financial Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.

We rely on our private equity sponsor.

Our majority stockholder is presently an investment fund managed by Indigo, an affiliate of Indigo Partners, a private equity fund with significant expertise in the ultra low-cost airline space. This expertise has been available to us through the representatives Indigo has on our board of directors and through a Professional Services Agreement that was put in place in connection with the 2013 acquisition from Republic and pursuant to which we pay Indigo Partners a fee of approximately $375,000 per quarter, plus expenses. Several members of our board of directors are also affiliated with Indigo Partners and we pay each of them an annual fee as compensation. Our engagement of Indigo Partners pursuant to the Professional Services Agreement will continue until the date that Indigo Partners and its affiliates own less than 10% of the 5.2 million shares of our common stock acquired by an affiliate of Indigo Partners in December 2013. After this offering, Indigo Partners may nonetheless elect to reduce its ownership in our company or reduce its involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with Indigo Partners such as management expertise, industry knowledge and volume purchasing. For a further description of our Professional Services Agreement, please see “Certain Relationships and Related Party Transactions—Management Services.” See also “—Risks Related to Owning Our Common Stock—Indigo’s current control of the Company severely limits the ability of our stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders and the interests of Indigo could conflict with the interests of other stockholders.”

Our quarterly results of operations fluctuate due to a number of factors, including seasonality.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including actions by our competitors, price changes in aircraft fuel and the timing and amount of maintenance expenses, as well as the impacts of the COVID-19 pandemic. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations and month-to-month comparisons of our key operating statistics may not be reliable indicators of our future performance. In addition, seasonality may cause our quarterly and monthly results to fluctuate since passengers tend to fly more during the summer months and less in the winter months, apart from the holiday season. We cannot assure you that we will find profitable markets in which to operate during the winter season. Such periods of low demand for air travel during the winter months could have a material adverse effect on our business, results of operations and financial condition.

Our lack of membership in a marketing alliance or codeshare arrangements (other than with Volaris) could harm our business and competitive position.

Many airlines, including the domestic legacy network airlines (American, Delta and United), have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances, such as oneworld, SkyTeam, and Star Alliance, generally provide for codesharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. In addition, certain of these alliances involve highly integrated antitrust immunized joint ventures. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline and provides an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. We currently do not have any marketing alliances or codeshare arrangements with U.S. or foreign airlines, other than the codeshare arrangement we entered into with Volaris in 2018. Our lack of membership in any other marketing alliances and codeshare arrangements puts us at a competitive disadvantage to traditional network carriers who are able to attract passengers through more widespread alliances, particularly on international routes, and that disadvantage may result in a material adverse effect on our business, results of operations and financial condition.

Risks Related to Owning Our Common Stock

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters determined the initial public offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	developments with respect to the COVID-19 pandemic, and government restrictions related thereto;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	changes in the price of aircraft fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by investors with significant shareholdings, including sales by our principal stockholders;

•	trading strategies related to changes in fuel or oil prices; and

•	general market, political and other economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities and industry analysts may publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases to cover our company or fails to publish reports on us regularly, demand for our stock could decrease, which may cause the trading price of our common stock and the trading volume of our common stock to decline.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $            in net tangible book value per share from the price you paid. In addition, as of December 31, 2020, we had outstanding options to purchase 259,980 shares of our common stock, 50,559 shares of common stock issuable upon the vesting of outstanding restricted stock units, an aggregate of 641,090 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan, an aggregate of              shares of common stock reserved for issuance pursuant to future awards under our 2021 Equity Incentive Award Plan. The exercise of these outstanding options or the issuance of such reserved shares will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution” elsewhere in this prospectus.

The issuance or sale of shares of our common stock, or rights to acquire shares of our common stock, or the exercise of the PSP Warrants, PSP2 Warrants or Treasury Warrants issued to the Treasury, could depress the trading price of our common stock.

We may conduct future offerings of our common stock, preferred stock or other securities that are convertible into or exercisable for our common stock to finance our operations or fund acquisitions, or for other purposes. In connection with our participation in the PSP, we issued warrants to the Treasury, which are exercisable for up to approximately 13,752 shares of our common stock. Furthermore, in the first quarter of 2021 we will issue an additional 2,711 warrants in connection with our participation in the PSP2 based on the $140 million of funding. In connection with the initial $150 million borrowing the secured loan provided under the Loan and Guarantee Agreement the “Treasury Loan Agreement”) we entered into with the Treasury pursuant to the CARES Act, we issued warrants to the Treasury which are exercisable for up to approximately 62,055 shares of our common stock. Moreover, we may issue additional warrants to the Treasury exercisable for up to

175,410 shares of our common stock, assuming we draw the full $424 million remaining under the Treasury Loan Agreement. See “—We have agreed to certain restrictions on our business by accepting financing under the CARES Act.” Further, we reserve shares of our common stock for future issuance under our equity incentive plans, which shares are eligible for sale in the public market to the extent permitted by the provisions of various agreements and, to the extent held by affiliates, the volume and manner of sale restrictions of Rule 144. If these additional shares are sold, or if it is perceived that they will be sold, into the public market, the price of our common stock could decline substantially. If we issue additional shares of our common stock or rights to acquire shares of our common stock, if any of our existing stockholders sells a substantial amount of our common stock, or if the market perceives that such issuances or sales may occur, then the trading price of our common stock may significantly decline. In addition, our issuance of additional shares of common stock will dilute the ownership interests of our existing common stockholders.

The value of our common stock may be materially adversely affected by additional issuances of common stock or preferred stock by us or sales by our principal stockholder.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. We had 5,248,371 shares of common stock outstanding as of December 31, 2020. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act. The holders of substantially all of the outstanding shares of our common stock have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, without the prior written consent of certain of the underwriters, for a period of 180 days after the date of this prospectus. After this offering, an investment fund managed by Indigo, the holder of approximately 5.2 million shares of our common stock as of December 31, 2020, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. Please see “Certain Relationships and Related Transactions—Registration Rights” elsewhere in this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Indigo’s current control of the Company severely limits the ability of our stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders and the interests of Indigo could conflict with the interests of other stockholders.

When this offering is completed, an investment fund managed by Indigo will beneficially own approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from Indigo as the selling stockholder.

As a result, Indigo will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions.

Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. Investors in this offering will not be able to affect the outcome of any stockholder vote during such time. As a result, Indigo will have the ability to control all such matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	our acquisition or disposition of assets;

•	our financing activities, including the issuance of additional equity securities;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	corporate opportunities that may be suitable for us and Indigo;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our existing and prospective employees.

This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. Indigo’s voting control may also discourage or block transactions involving a change of control of the Company, including transactions in which you, as a stockholder, might otherwise receive a premium for your shares over the then-current market price. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock. Moreover, Indigo is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of common stock. Accordingly, your shares of common stock may be worth less than they would be if Indigo did not maintain voting control over us.

In addition, the interests of Indigo could conflict with the interests of other stockholders. According to a Schedule 13D filed with the SEC in February 2021, investment funds managed by Indigo Partners holds approximately 18% of the total outstanding Common Stock shares of Volaris, and two of our directors, William A. Franke and Brian H. Franke, are members of the board of directors of Volaris, with Brian H. Franke serving as chair since April 2020. We entered into a codeshare arrangement with Volaris in January 2018. As of December 31, 2020, we did not compete directly with Volaris on any of our routes other than one route that we currently operate during different months of the year. However, there can be no assurances that we will not compete directly with Volaris in the future. Furthermore, neither Indigo Partners, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or current or future partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. See “—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.”

For additional information about our relationship with Indigo and Indigo Partners, please see “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholder” elsewhere in this prospectus.

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:

•

our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	no cumulative voting in the election of directors, which prevents the minority stockholders from electing director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

from and after such time as Indigo and its affiliates no longer hold a majority of the voting rights of our common stock, actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•

from and after such time as Indigo and its affiliates no longer hold a majority of the voting rights of our common stock, special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors;

•

advance notice procedures that stockholders, other than Indigo for so long as it and its affiliates hold a majority of the voting rights of our common stock, must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•

from and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws; and

•

our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Certain anti-takeover provisions under Delaware law also apply to our company. While we have elected not to be subject to the provisions of Section 203 of the DGCL in our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, such certificate of incorporation will provide that in the event Indigo Partners and its affiliates cease to beneficially own at least 15% of the then outstanding shares of our voting common stock, we will automatically become subject to Section 203 of the DGCL to the extent applicable. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws will provide, for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933.

Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our current certificate of incorporation or bylaws or will be contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations, and financial condition. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and Indigo. Under these provisions, neither Indigo, its portfolio companies, funds or other affiliates, nor any of their agents, stockholders, members, partners, officers, directors and employees will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a stockholder, member, partner, officer, director or employee of Indigo or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, results of operations or financial condition, if attractive corporate opportunities are allocated by Indigo to itself or its portfolio companies, funds or other affiliates instead of to us. The terms of our certificate of incorporation are more fully described in “Description of Capital Stock.”

Our corporate charter and bylaws include provisions limiting ownership and voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering restrict ownership, voting and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that we must be owned and controlled by U.S. citizens, that no more than 25.0% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined 49 U.S.C. § 40102(a)(15), that no more than 49.0% of our stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the U.S., that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. Our amended and restated certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions. See “Business—Foreign Ownership” and “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws—Limited Ownership and Voting by Foreign Owners.”

We expect to be a “controlled company” within the meaning of the Nasdaq Stock Market rules, and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we expect that Indigo will continue to control approximately     % of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the Nasdaq Stock Market rules and exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market, and that we have a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the compensation committee and the nominating and corporate governance committee, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

If we utilize the “controlled company” exemption, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market. Our status as a controlled company could make our common stock less attractive to some investors or otherwise adversely affect its trading price.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of indebtedness, at the holding company level from our subsidiaries to meet our obligations. The agreements governing the indebtedness, of our subsidiaries, including the CARES Act, impose restrictions on our subsidiaries’ ability to pay dividend distributions or other transfers to us. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

As of the date of this prospectus, we are prohibited from making repurchases of our common stock and paying dividends on our common stock by operation of restrictions imposed by the CARES Act and the PSP Extension Law. Following the end of those restrictions, we cannot guarantee that we will repurchase shares of our common stock or pay dividends on our common stock, or that our capital deployment program will enhance long-term stockholder value. Our capital deployment program could increase the volatility of the price of our common stock and diminish our cash reserves.

In connection with our receipt of payroll support under the PSP and PSP2 and acceptance of the Treasury Loan Agreement, we agreed not to repurchase shares of our common stock until the later of March 31, 2022 or one year after the Treasury Loan facility loan is repaid. In addition, we are prohibited from paying dividends on common stock until the later of March 31, 2022 or one year after the Treasury Loan facility loan is repaid. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, restrictions contained in current or future financing instruments, business prospects and such other factors as our board of directors deems relevant.

General Risk Factors

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, related rules implemented or to be implemented by the Securities and Exchange Commission (“SEC”) and the listing rules of the Nasdaq Stock Market. In recent years, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, our common stock could be delisted, which could restrict our access to capital, and we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

We will be required to assess our internal control over financial reporting on an annual basis, and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, result in significant expenses to remediate any internal control deficiencies and have a material adverse effect on our business, results of operations and financial condition.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2022, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in implementing any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq Stock Market, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

We may become involved in litigation that may have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. In particular, in recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. We have in the past faced, and may face in the future, claims by third parties that we infringe upon their intellectual property rights. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the impact of the continuing COVID-19 pandemic;

•	the competitive environment in our industry and on the routes and cities we serve;

•	changes in our fuel cost;

•	changes in restrictions on, or increased taxes applicable to charges for, non-fare products and services;

•	the impact of U.S. and global economic conditions;

•	air travel substitutes;

•	threatened or actual terrorist attacks, global instability and potential U.S. military actions or activities;

•

factors beyond our control, including air traffic congestion, aircraft and engine defects, adverse weather, federal government shutdowns, security measures, travel-related identification requirements and taxes and outbreak of disease such as the COVID-19 pandemic;

•	our presence in international emerging markets;

•	insurance costs;

•	temporary suspensions of the funding or operations of the U.S. federal government;

•	our ability to implement our business strategy successfully;

•	our ability to keep costs low;

•	our ability to grow or maintain our unit revenues or maintain our non-fare revenues;

•	increased labor costs, union disputes, employee strikes and other labor-related disruptions;

•	our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•	negative publicity regarding our customer service;

•	our inability to maintain a high daily aircraft utilization rate;

•	environmental and noise laws and regulations;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel;

•	our liquidity and dependence on cash balances and operating cash flows;

•	our ability to obtain financing or access capital markets;

•	the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book;

•	our maintenance and lease return obligations;

•	aircraft-related fixed obligations that could impair our liquidity;

•	the expected increase in fuel efficiency in the new family of aircraft we have ordered

•	our reliance on third-party specialists and other commercial partners to perform functions integral to our operations;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	our sole-source supplier for our aircraft and engines;

•	our reliance on the Denver market;

•	governmental regulation;

•	our ability to attract and retain qualified personnel;

•	loss of key personnel;

•	reliance on private equity sponsor;

•	operational disruptions;

•	lack of marketing alliances and codeshare arrangements; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from any sale of shares in this offering by the selling stockholder, whether in the firm offering or upon any exercise of the underwriters’ option to purchase additional shares. Each $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming that the assumed offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use the net proceeds from this offering for general corporate purposes, including cash reserves, working capital, capital expenditures, including flight equipment acquisitions, sales and marketing activities, general and administrative matters and for possible debt repayment.

Our expected use of the net proceeds to us from this offering represents our current intentions based upon our present plans and business condition. As such, our management will retain discretion over the use of the net proceeds from this offering.

Pending the use of the proceeds to be received by us from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

In September 2018 and February 2019, we declared cash dividends with respect to our common stock in the amounts of $38.47 and $28.85 per share, respectively (representing aggregate obligations of $221 million and $166 million, respectively, after giving effect to related adjustments for the benefit of holders of stock options and phantom equity units).

In connection with our receipt of financial assistance under the PSP and PSP2 and acceptance of the Treasury Loan Agreement, we agreed not to make dividend payments in respect of our common stock until the later of March 31, 2022 or one year after the Treasury Loan facility loan is repaid. We also entered into the Treasury Loan Agreement and, as a result, we are prohibited from paying dividends on our common stock through the date that is one year after the secured loan provided under the Treasury Loan Agreement is fully repaid. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

As a holding company, our ability to pay dividends also depends on our receipt of cash dividends, distributions or other payments from our subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on its ability to pay dividends to us under the CARES Act and may be restricted under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to Owning Our Common Stock.”

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash, current maturities of long-term debt, net and capitalization as of December 31, 2020:

•	on an actual basis; and

•	on an as adjusted basis to give effect to this offering and the application of the net proceeds to be received by us.

Also, as of December 31, 2020, we had $424 million available to borrow from our Treasury Loan.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information included in this prospectus.

	As of December 31, 2020
	Actual	As Adjusted(1)(2)
	(in millions)	(unaudited)
Cash, cash equivalents and restricted cash	$378

Current maturities of long-term debt, net	$101

Long-term debt, less current maturities	$247

Stockholders’ equity:
Common stock (voting), $0.001 par value, 12,000,000 shares of common stock (voting) authorized, 5,248,371 shares issued and outstanding as of December 31, 2020; shares authorized, as adjusted	$—
Common stock (non-voting), $0.001 par value, 2,000,000 shares of common stock (non-voting) authorized, no shares issued and outstanding; shares authorized, issued and outstanding as adjusted	—
Preferred stock, $0.001 par value, 1,000,000 shares of preferred stock authorized, no shares issued and outstanding; shares authorized, no shares issued and as adjusted	—
Additional paid-in capital	60
Retained earnings	261
Accumulated other comprehensive loss	(11)

Total stockholders’ equity	$310

Total capitalization	$658

(1)

The unaudited adjusted pro forma capitalization table gives effect to the receipt of the estimated net proceeds by us from the sale of shares of our common stock offered by us (based on an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease, respectively, the amount of cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by $    million (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and restricted cash, stockholders’ equity and total capitalization by approximately $     million (based on an assumed initial public offering price of $    per share, the midpoint of the price range as set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding after this offering is based on 5,248,371 shares outstanding as of December 31, 2020, and excludes:

•	an aggregate of 259,980 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted average exercise price of $73.42 per share;

•	an aggregate of 50,559 shares of common stock issuable upon the vesting of outstanding RSUs as of December 31, 2020;

•

an aggregate of 13,752 shares of common stock issuable upon the exercise of warrants issued pursuant to the PSP Agreement with the Treasury, with respect to PSP established under Subtitle B of Title IV of Division A of the CARES Act (the “PSP Warrants”), having an exercise price of $241.72 per share;

•

an aggregate of 62,055 shares of common stock issuable upon the exercise of warrants issued pursuant to the Treasury Warrant Agreement with the Treasury related to the Treasury Loan (the “Treasury Warrants”) having an exercise price of $241.72 per share;

•

an aggregate of 2,711 shares of common stock issuable upon the exercise of warrants to be issued pursuant to the PSP2 Agreement with the Treasury, based on the $140 million of funding, with respect to PSP2 established under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (the “PSP2 Warrants”), having an exercise price of $442.69 per share;

•

an aggregate of 641,090 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan as of December 31, 2020, which will become available for issuance under our 2021 Equity Incentive Award Plan after consummation of this offering; and

•

an aggregate of     shares of common stock reserved for issuance pursuant to future awards under our 2021 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of December 31, 2020 was $     million, or $     per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to our issuance of      shares of common stock at an assumed initial public offering price of $     per share of common stock, the mid-point of the range of the estimated initial offering price of between $     and $     as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted as of December 31, 2020 would have been approximately $     million, or approximately $     per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$
Historical net tangible book value per share as of December 31, 2020	$
Pro forma decrease in net tangible book value per share

Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share, as adjusted(1)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

(1)

Pro forma net tangible book value per share, as adjusted, gives effect to this offering (based on the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus).

Each $1.00 increase or decrease in the assumed public offering price of $     per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma net tangible book value, as adjusted to give effect to this offering, by $     million, or $     per share, and the dilution per share to investors participating in this offering by $     per share (assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. At the assumed public offering price per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, an increase of 1,000,000 in the number of shares we are offering would increase our pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $     million, or $     per share, and decrease the dilution per share to investors participating in this offering by $     per share, and a decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $     million, or $     per share, and increase the dilution per share to investors participating in this offering by $     per share. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We will not receive any of the proceeds from any sale of shares of our common stock in this offering by the selling stockholder, including if the underwriters exercise their option to purchase additional shares of our common stock from the selling stockholder; accordingly, there is no dilutive impact as a result of these sales.

The table below summarizes as of December 31, 2020, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $    per share (in thousands except per share and percentage data).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders			$		$
New investors			$		$

Total		100%	$	100%

The number of shares of our common stock outstanding after this offering is based on 5,248,371 shares outstanding as of December 31, 2020, and excludes:

•	an aggregate of 259,980 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted average exercise price of $73.42 per share;

•	an aggregate of 50,559 shares of common stock issuable upon the vesting of outstanding RSUs as of December 31, 2020;

•

an aggregate of 13,752 shares of common stock issuable upon the exercise warrants issued pursuant to the PSP Agreement with the Treasury, with respect to PSP established under Subtitle B of Title IV of Division A of the CARES Act (the “PSP Warrants”), having an exercise price of $241.72 per share;

•

an aggregate of 62,055 shares of common stock issuable upon the exercise of warrants issued pursuant to the Treasury Warrant Agreement (the “Treasury Warrant Agreement”) with the Treasury related to the Treasury Loan (the “Treasury Warrants”) having an exercise price of $241.72 per share;

•

an aggregate of 2,711 shares of common stock issuable upon the exercise of warrants to be issued pursuant to the PSP2 Agreement with the Treasury, based on the $140 million of funding, with respect to the Payroll Support Program (“PSP2”) established under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (the “PSP2 Warrants”), having an exercise price of $442.69 per share;

•

an aggregate of 641,090 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan as of December 31, 2020, which will become available for issuance under our 2021 Equity Incentive Award Plan after consummation of this offering; and

•

an aggregate of     shares of common stock reserved for issuance pursuant to future awards under our 2021 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

If the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholder, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $    million, or     %, and the total consideration paid by investors purchasing shares in this offering would be $    million, or     %.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

We derived the selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the year ended December 31, 2020 have been materially affected by the COVID-19 pandemic.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in millions, except for share and per share data)
Consolidated Statements of Operations Data:
Operating revenues:
Passenger	$1,678	$1,880	$2,102	$2,445	$1,207
Other	36	38	54	63	43

Total operating revenues	1,714	1,918	2,156	2,508	1,250

Operating expenses:
Aircraft fuel	343	456	589	640	338
Salaries, wages and benefits	287	362	441	529	533
Aircraft rent(1)	209	257	277	368	396
Station operations	233	237	323	336	257
Sales and marketing	83	94	110	130	78
Maintenance materials and repairs	59	79	75	86	83
Depreciation and amortization	75	65	78	46	33
CARES Act credits	—	—	—	—	(193)
Other operating expenses(1)	108	123	171	64	90

Total operating expenses	1,397	1,673	2,064	2,199	1,615

Operating income (loss)	317	245	92	309	(365)

Other income (expense):
Interest expense	(9)	(10)	(13)	(11)	(18)
Capitalized interest	6	6	9	11	6
Interest income and other	2	7	17	16	5

Total other income (expense)	(1)	3	13	16	(7)
Income (loss) before income taxes	316	248	105	325	(372)
Income tax expense (benefit)	116	86	25	74	(147)

Net income (loss)	$200	$162	$80	$251	$(225)

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in millions, except for share and per share data)
Earnings (loss) per share:
Basic	$36.66	$30.32	$13.95	$45.21	$(42.91)
Diluted	$36.14	$29.64	$13.83	$45.10	$(42.91)
Weighted-average shares outstanding:
Basic	5,236,978	5,237,034	5,238,618	5,240,555	5,243,695
Diluted	5,315,653	5,450,945	5,287,484	5,252,450	5,243,695

(1)

Prior to January 1, 2019 and our adoption of ASU 2016-02, Leases, (“ASU 2016-02”) any gains on completed sale-leaseback transactions were deferred and recognized as a reduction to aircraft rent expense over the lease term for each aircraft or engine. Due to the adoption of ASU 2016-02 on January 1, 2019, gains from sale-leaseback transactions are now recognized in full immediately upon sale as a reduction to other operating expense within the consolidated statements of operations, and are therefore no longer amortized over the life of the lease. During the year ended December 31, 2019 and 2020, the gain on sale-leaseback transactions, net was $107 million and $48 million, respectively.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in millions)
Non-GAAP financial data (unaudited):
Adjusted net income (loss)(1)	$236	$206	$183	$276	$(301)
EBITDA(1)	392	310	170	355	(332)
Adjusted EBITDA(1)	436	376	305	387	(466)
Adjusted EBITDAR(2)	641	635	582	755	(70)

(1)

Adjusted net income, EBITDA and Adjusted EBITDA are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well-recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted net income, EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted net income, EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness or possible cash requirements related to our warrants; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted net income, EBITDA and Adjusted EBITDA should not be considered in isolation from or as a substitute for performance measures calculated in accordance with GAAP. In addition, because derivations of Adjusted net income, EBITDA and Adjusted EBITDA are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Net income and EBITDA, including Adjusted Net Income and Adjusted EBITDA, as presented may not be directly comparable to similarly titled measures presented by other companies.

For the foregoing reasons, each of Adjusted Net Income, EBITDA and Adjusted EBITDA has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

(2)

Adjusted EBITDAR is included as a supplemental disclosure because we believe it is useful solely as a valuation metric for airlines as its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different airlines for reasons unrelated to the underlying value of a particular airline. However, Adjusted EBITDAR is not determined in accordance with GAAP, is susceptible to varying calculations and not all companies calculate the measure in the same manner. As a result, Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net income (loss) to Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR for the periods presented below.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in millions)
Adjusted net income (loss) reconciliation (unaudited):
Net income (loss)	$200	$162	$80	$251	$(225)
Derivative de-designation and mark to market adjustment(a)	—	—	—	—	52
Lease Modification Program(b)	16	(2)	—	—	—
Pilot phantom equity(c)	40	19	22	5	—
Collective bargaining contract ratification(d)	—	—	88	22	—
Loss on sale of owned aircraft(e)	—	—	25	—	—
Flight attendant settlement and early out program(f)	—	49	—	5	—
CARES Act – grant recognition and employee retention credits(g)	—	—	—	—	(193)
Write-off of deferred registration statement costs due to significant market uncertainty(h)	—	—	—	—	7
CARES Act – mark to market impact for warrants(i)	—	—	—	—	9

Adjusted net income (loss) before income taxes	256	228	215	283	(350)
Tax benefit (expense) related to underlying adjustments	(20)	(22)	(32)	(7)	49

Adjusted net income (loss)	$236	$206	$183	$276	$(301)

EBITDA, Adjusted EBITDA and Adjusted EBITDAR reconciliation (unaudited):
Net income (loss)	$200	$162	$80	$251	$(225)
Plus (minus):
Interest expense	9	10	13	11	18
Capitalized interest	(6)	(6)	(9)	(11)	(6)
Interest income and other	(2)	(7)	(17)	(16)	(5)
Income tax expense	116	86	25	74	(147)
Depreciation and amortization	75	65	78	46	33

EBITDA	392	310	170	355	(332)
Plus (minus):
Derivative de-designation and mark to market adjustment(a)	—	—	—	—	52
Lease Modification Program(b)	4	(2)	—	—	—
Pilot phantom equity(c)	40	19	22	5	—
Collective bargaining contract ratification(d)	—	—	88	22	—
Loss on sale of owned aircraft(e)	—	—	25	—	—
Flight attendant settlement and early out program(f)	—	49	—	5	—
CARES Act – grant recognition and employee retention credits(g)	—	—	—	—	(193)
Write-off of deferred registration statement costs due to significant market uncertainty(h)	—	—	—	—	7

Adjusted EBITDA	436	376	305	387	(466)
Plus: Aircraft Rent(j)	205	259	277	368	396

Adjusted EBITDAR	$641	$635	$582	$755	$(70)

(a)

Due to the significant reduction in demand resulting from the COVID-19 pandemic, our future anticipated consumption of fuel dropped significantly and we therefore de-designated hedge accounting in March 2020 on the derivative positions and quantities where the future consumption was not deemed probable, which primarily related to our written put options on our costless collars. The $52 million charge is the result of the de-designation and the resulting mark to market impact on the quantities where fuel consumption was not deemed probable.
(b)

Represents accelerated depreciation of $12 million and aircraft rent of $4 million for the year ended December 31, 2016 as a result of significantly shortened lease terms for ten of our A319ceo aircraft. During 2017, a $2 million benefit was recognized as a result of costs associated with returning the aircraft to the lessor being lower than previously estimated.

(c)

Represents the impact of the change in value of phantom equity units pursuant to the Pilot Phantom Equity Plan. In accordance with the amended and restated phantom equity agreement, the remaining phantom equity obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

(d)

Represents (i) $75 million of costs related to a one-time contract ratification incentive, plus payroll-related taxes and certain other compensation and benefits-related accruals earned through December 31, 2018 and committed to by us as part of a tentative agreement with the union representing our pilots that was reached in December 2018 and was ratified by the pilots in January 2019 and (ii) $15 million of costs related to a one-time contract ratification incentive, plus payroll-related taxes and certain other compensation and benefits-related accruals earned through March 31, 2019 and committed to by us as part of a tentative agreement with the union representing our flight attendants that was reached in March 2019 for a contract that was ratified and became effective in May 2019, in addition to $4 million in pilot vacation accrual adjustments during the fourth quarter of 2019 as a result of the ratified agreement with the union representing our pilots specifically tied to the implementation of a preferred bidding system.

(e)

Represents losses incurred on the sale of our six owned aircraft in December 2018, which enabled us to accelerate a critical part of our fleet plan by shortening our time with certain of our older less fuel-efficient aircraft. The loss was measured as the excess of the net book value of the aircraft over the sale price at the date of sale and was recognized within other operating expenses in the consolidated statements of operations. All aircraft were held for use through the date of sale.

(f)

Represents the $40 million settlement and $3 million of payroll taxes relating to the Letter of Agreement entered into with the union representing our flight attendants (AFA-CWA) on March 15, 2017. Additionally, includes expenses associated with an early out program for our flight attendants during 2017 and 2019 and ratification of our aircraft technicians and material specialists collective bargaining agreements during 2017.

(g)

Represents the recognition of the $178 million grant received from the U.S. government for payroll support from April 2020 through September 2020 as part of the PSP under the CARES Act net of $1 million of deferred financing costs along with $16 million of employee retention credits we qualified for under the CARES Act.

(h)

Represents the write-off of our deferred initial public offering preparation costs during the first quarter of 2020 due to the impact of the COVID-19 pandemic and the resulting uncertainty in our ability to access the capital markets.

(i)	Represents the mark to market adjustment to the value of the warrants issued as part of the funding provided by the U.S. Treasury under the CARES Act. This amount is a component of interest expense.
(j)

Represents aircraft rent expense included in Adjusted EBITDA. Excludes aircraft rent expense (benefit) of $4 million and $(2) million for the years ended 2016 and 2017, respectively, included in Lease Modification Program (excluding depreciation). See footnote (1) above under the caption “Selected Consolidated Financial and Operating Data” with respect to the effect of our adoption of ASU 2016-02 on January 1, 2019.

The following table presents our historical consolidated balance sheet data as of the dates presented.

	As of December 31,
	2016	2017	2018	2019	2020
			(in millions)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$618	$717	$698	$768	$378
Total assets	1,341	1,569	1,514	3,864	3,554
Long-term debt, including current portion	237	303	214	245	348
Stockholders’ equity	423	429	280	542	310

OPERATING STATISTICS

	Year Ended December 31,
	2016	2017	2018	2019	2020
Operating statistics (unaudited)(a)
Available seat miles (ASMs) (millions)	18,366	22,049	24,629	28,120	16,955
Departures	99,369	107,387	122,784	138,570	88,642
Average stage length (statute miles)	1,060	1,104	1,052	1,051	999
Block hours	279,347	308,860	341,528	389,476	235,974
Average aircraft in service	61	68	76	88	81
Aircraft - end of period	66	78	84	98	104
Average daily aircraft utilization (hours)	12.6	12.4	12.3	12.2	8.0
Passengers (thousands)	14,937	17,008	19,843	22,823	11,238
Average seats per departure	173	184	190	192	191
Revenue passenger miles (RPMs) (millions)	16,015	18,907	20,920	24,203	11,443
Load factor (%)	87.2%	85.8%	84.9%	86.1%	67.5%
Fare revenue per passenger ($)	66.15	59.88	54.72	52.80	48.78
Non-fare passenger revenue per passenger ($)	46.22	50.67	51.20	54.33	58.66
Other revenue per passenger ($)	2.33	2.19	2.73	2.78	3.79
Total revenue per passenger ($)	114.70	112.74	108.65	109.91	111.23
Total revenue per available seat mile (RASM) (¢)	9.33	8.70	8.75	8.92	7.37
Cost per available seat mile (CASM) (¢)	7.61	7.59	8.38	7.82	9.53
CASM (excluding fuel) (¢)	5.74	5.52	5.99	5.55	7.53
CASM + net interest (¢)(b)	7.62	7.57	8.33	7.76	9.57
Adjusted CASM (¢)(b)	7.30	7.29	7.83	7.71	10.32
Adjusted CASM (excluding fuel) (¢)(b)	5.43	5.22	5.44	5.44	8.63
Adjusted CASM + net interest (¢)(b)	7.31	7.27	7.78	7.65	10.31
Fuel cost per gallon ($)	1.59	1.88	2.25	2.22	2.08
Fuel gallons consumed (thousands)	215,830	241,879	261,179	288,510	162,241
Employees (FTE)	3,163	3,584	3,978	4,935	4,974

(a)	See “Glossary of Airline Terms” for definitions of terms used in this table.
(b)

For a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select near international destinations in the Americas. Our unique strategy is underpinned by our low-cost structure and superior low-fare brand. As of December 31, 2020, we had a fleet of 104 narrow-body Airbus A320 family aircraft, and a commitment to purchase 156 A320neo (New Engine Option) family aircraft by the end of 2028. During the years ended December 31, 2019 and 2020, we served approximately 23 million and 11 million passengers, respectively, across a network of approximately 110 airports.

In December 2013, we were acquired by an investment fund managed by Indigo, an affiliate of Indigo Partners, an experienced and successful global investor in ULCCs. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry with a significant history operating ULCCs. Working with Indigo and supported by a highly productive workforce, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services to our customers, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a leading low-fare airline and had seen a dramatic improvement to our profitability prior to COVID-19.

The implementation of Low Fares Done Right has significantly reduced our cost base by increasing aircraft utilization (prior to the COVID-19 pandemic), transitioning our fleet to larger aircraft, maximizing seat density, renegotiating the majority of our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with third-party specialists to provide us with select operating and other services. As a result of these and other initiatives, we were able to reduce our CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.55¢ for the year ended December 31, 2019, and our Adjusted CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.44¢ for the year ended December 31, 2019, an improvement of 30% and 31%, respectively. For the year ended December 31, 2020, our CASM (excluding fuel) was 7.53¢ and our Adjusted CASM (excluding fuel) was 8.63¢, which was principally a result of a reduced aircraft utilization as a result of the COVID-19 pandemic. For a discussion and reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The COVID-19 pandemic has presented significant challenges to the global airline industry since February 2020. We have experienced a significant decline in demand related to the COVID-pandemic, which has caused a material decline in our revenues and negatively impacted our business, operating results, financial condition and liquidity, with approximately $2 million per day on average of cash burn during the year ended December 31, 2020. We have worked diligently to navigate such challenges by implementing disciplined capacity deployment and taking steps to protect liquidity and cash flow, and towards being an industry leader with respect to the implementation of new health and safety initiatives. Due to such efforts, we believe we are well positioned to take advantage of the anticipated demand recovery as vaccine distribution continues. As an example, throughout the pandemic, the U.S. airline industry has seen stronger domestic demand than international demand, and the segments of domestic travel that have recovered fastest have been VFR (visiting friends or relatives) and vacation travel (which together we refer to as leisure travel) in contrast to business travel, both of which are trends that we believe position us to outperform the airline industry as a whole. According to the Airlines Reporting Corporation, for the week ended February 21, 2021, the number of tickets purchased as a percentage of the same time period in 2019 was 54% for online travel agencies with a primary focus on leisure travel, 32% for traditional leisure/other agencies with a primary focus on leisure travel, and 15% for corporate agencies whose primary business model is managed corporate or government travel. We design our route network to capture low fare demand among leisure travelers and our three largest bases are Denver, Orlando and Las Vegas, which draw a significant proportion of leisure travelers. In the seven months ending February 29, 2020, according to a post-travel survey we conducted, 89% of our customers were leisure travelers. We believe the restrictions and health concerns that have depressed demand during the pandemic are also likely to lead to increased levels of pent-up demand for leisure travel once the effects of the pandemic decrease. As a result, we expect to see a significant recovery in our performance as the U.S. market recovers. Within our current network of approximately 110 airports served, we plan to strategically deploy our capacity where demand is highest during the recovery in order to more quickly return to normal capacity levels. More broadly, after being restricted from travel, we believe many customers will take advantage of the opportunity to travel more in the coming years. We also believe new working patterns and the increasing growth of work from home will lead to increasing numbers of employees choosing to live remotely from their office location. We believe this trend will lead to an increased number of shorter leisure trips by Americans. We believe our low fares, supported by our low cost structure, will enable us to grow our network and take advantage of new demand patterns as they arise. We also believe that we will expand our relative unit cost advantage as compared to those airlines which borrowed more heavily through the pandemic. Furthermore, we believe that low-cost airlines have historically recovered more quickly than the airline industry overall following past crises, including the 1991 Gulf War, the 2001 Terrorist Attacks, and the late-2000s Financial Crisis. In the wake of these crises, low-cost airlines further expanded the magnitude of their superior margin profile and profitability relative to the airline industry as a whole.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported in Wuhan, China, and on March 11, 2020, the World Health Organization classified the virus as a pandemic. The rapid spread of this pandemic, or fear of such an event, along with government mandated restrictions on travel, required stay-in-place orders, and other social distancing measures resulted in a drastic decline in near-term air travel demand beginning in the United States in March 2020, causing sharp reductions in revenues and income levels as compared to prior period performance. The decline in demand for air travel has and will continue to have a material adverse effect on our business and results of operations in 2020 and during 2021.

While we experienced a modest uptick in demand during the latter half of the second quarter and continuing into the third and fourth quarters of 2020, demand was negatively impacted by a resurgence of COVID-19 cases in certain domestic markets. The length and severity of the decline in demand due to the impacts of the COVID-19 pandemic is uncertain given the impact of the pandemic on the overall U.S. and global economy. Additionally, we are unable to predict the future spread of COVID-19 and resulting measures that may be introduced by governments or other parties and what impact they may have on the demand for air travel. As such, we expect the adverse impact to persist during 2021.

In December 2020, the FDA issued emergency use authorizations for the Pfizer and BioNTech vaccine and for the Moderna vaccine for the prevention of COVID-19. On February 4, 2021, Johnson & Johnson submitted a request for an emergency use authorization for its vaccine for the prevention of COVID-19. While it will take time for vaccines to be widely distributed, we expect confidence in travel to increase as vaccine distribution occurs, particularly in the domestic leisure market on which our business is focused.

In response to the impact of the COVID-19 pandemic, in March 2020 we began taking measures to address the significant cash outflows resulting from the sharp decline in demand and we continue to evaluate options should the lack of demand for air travel continue beyond the near term. Also during 2020, we reduced our flight schedule to match demand levels and implemented various other initiatives to reduce costs and manage liquidity, including, but not limited to:

•	reducing planned headcount increases;

•	reducing employee related costs, including:

•	salary reductions and/or deferrals for our officers and board members;

•	suspension of merit salary increases for 2020; and

•

voluntary paid and unpaid leave of absence programs for employees not covered under labor arrangements, as well as certain employees covered under such arrangements, including pilots and flight attendants, that range from one month to six months;

•	deferring aircraft deliveries;

•	reducing discretionary expenses;

•

reaching agreements with major vendors, which are primarily related to many of our aircraft and engine leases as well as airports, for deferral of payments and deliveries until late in 2020 and into 2021;

•	delaying non-essential maintenance projects and reducing or suspending other discretionary spending

•	reducing non-essential capital projects;

•	securing current funding and future liquidity from the CARES Act, PSP, PSP2 and other financing sources; and

•	amending certain debt covenant metrics to align with current and expected demand.

As a result of the measures to reduce costs and manage liquidity as outlined above, we believe our financial position and available liquidity as of the date of this prospectus, after giving effect to this offering, will allow us to continue to navigate through any short-term demand declines and that we are well positioned to recover once the demand for air travel increases. As of December 31, 2020, we had $963 million of total available liquidity, including $378 million of cash and cash equivalents, $424 million available to borrow under the Treasury Loan facility, and a $161 million income tax receivable, primarily resulting from our net operating losses generated in 2020 and expected to be collected in 2021. Additionally, subsequent to December 31, 2020, we entered into the PSP2 Agreement, which provided us with at least an incremental $140 million in liquidity. We received the first installment in the amount of $70 million on January 15, 2021. During the year ended December 31, 2020, our cash burn was approximately $2 million per day on average. We continue to monitor the impacts of the pandemic on our operations and financial condition and believe that our plans intended to mitigate these conditions and events will help alleviate liquidity risks presented.

Fleet Plan

As of December 31, 2020, we had a fleet of 104 narrow-body Airbus A320 family aircraft, and a commitment to purchase 156 A320neo (New Engine Option) family aircraft by the end of 2028. We began operating the A320neo family aircraft in October 2016. For the year ended December 31, 2019, we had the most fuel-efficient fleet of all U.S. carriers of significant size when measured by ASMs per fuel gallon consumed. The A320neo family aircraft that we continue to place in service are expected to continue delivering approximately 15% improved fuel efficiency compared to the prior generation of A320ceo family aircraft. As of December 31, 2020, we had an obligation to purchase 156 A320neo family aircraft by the end of 2028, one of which had a committed operating lease. We are evaluating financing options for the remaining aircraft. All of the aircraft in our fleet are financed with operating leases, the last of which is scheduled to expire by the end of 2032. As of December 31, 2020, the operating leases for seven aircraft in our fleet are scheduled to expire during 2021. As of December 31, 2020 leases for eight of our aircraft could generally be renewed at rates based on fair market value at the end of the lease term for four years. Our fleet plan will result in the retirement of all remaining A319ceo aircraft (150 seats), which we expect to replace with larger new A320neo aircraft (186 seats) and A321neo aircraft (up to 240 seats). In December 2018, we accelerated a component of this plan by completing the sale-leaseback of our six owned aircraft, which included four A319ceo aircraft and two A320ceo aircraft. Once the four A319ceo leases expire in December 2021, we expect that we will no longer operate any A319ceo aircraft and will exclusively operate A320ceo, A320neo, A321ceo and, commencing in 2022, A321neo aircraft moving forward.

During 2018, 2019 and 2020, we executed sale-leaseback transactions with third-party lessors for deliveries of new Airbus A320 family aircraft, with 16 delivered in 2018, 18 delivered in 2019 and nine delivered in 2020. We also completed sale-leaseback transactions on two engines in both 2018 and 2019, and one engine in 2020. Prior to January 1, 2019 and our adoption of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) 2016-02, Leases, (“ASU 2016-02”), any gains on completed sale-leaseback transactions were deferred and recognized as a reduction to aircraft rent expense over the lease term for each aircraft or engine. Due to the adoption of ASU 2016-02 on January 1, 2019, gains from sale-leaseback transactions are now recognized in full immediately upon sale as a reduction to other operating expense within the consolidated statements of operations, and are therefore no longer amortized over the life of the lease. As such, commencing in 2019 our earnings in a particular year became significantly more sensitive to the number of aircraft delivered and the terms of the related sale-leaseback financing than under the prior method which deferred any gains over the lease term.

Operating Revenues

Our operating revenue consists of passenger and other revenues.

Passenger Revenues. Passenger revenue consists of base fares for air travel, including mileage credits redeemed under our frequent flyer program, unused and expired passenger credits, and other redeemed or expired travel credits. In addition, passenger revenue also includes non-fare revenues generated from air travel-related services such as baggage fees, itinerary service fees, seat selection fees, change and cancellation fees, booking fees and other passenger related revenue.

As a result of the reduction in demand resulting from the COVID-19 pandemic which has persisted into 2021, beginning in March 2020, we extended the expiration dates of mileage credits issued under our frequent flyer program, waived cancellation and change fees for customers for most of 2020 after the start of the pandemic and extended the expiration of credits for future travel to 12 months in the fourth quarter of 2020. Our decision to waive cancellation and change fees may reduce future revenues and the extension of expiration of mileage credits and credits for future travel may delay the recognition of future revenues. Additionally, the CARES Act, which became law on March 27, 2020 and includes various provisions to protect the U.S. airline industry, its employees, and many other stakeholders, provided a tax holiday through December 31, 2020 for excise taxes related to airline fares which favorably impacted our results and is not expected to extend into future years.

Other Revenues. Other revenue primarily consists of services not directly related to providing transportation, such as the advertising, marketing and brand elements of the Frontier Miles (formerly EarlyReturns) affinity credit card program and commissions revenue from the sale of items such as rental cars and hotels.

Operating Expenses

Our operating expenses consist of the following items:

Aircraft Fuel. Aircraft fuel expense is one of our largest operating expenses. It includes jet fuel and associated into-plane costs, federal and state taxes, and gains and losses associated with fuel hedge contracts. During the year ended December 31, 2020, aircraft fuel included $82 million in losses associated with fuel hedges primarily as a result of the precipitous decline in jet fuel prices caused by the COVID-19 pandemic, which created a significant liability position at the settlement of our collar trades. The CARES Act, which became law on March 27, 2020, provided a tax holiday through December 31, 2020 for excise taxes on jet fuel purchases which favorably impacted our results of operations during the year ended December 31, 2020 and is not expected to extend into future years.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes salaries, hourly wages, bonuses, equity-based compensation and profit sharing paid to employees for their services, as well as related expenses associated with employee benefit plans, including health care costs, employer payroll taxes and other employee-related costs. During the first and second quarters of 2019, we entered into new collective bargaining agreements with our pilot and flight attendant labor unions, which become amendable in 2024 and which provide for increases in salaries, wages and benefits during the five-year contract term. As a result of COVID-19, we received installment funding under the PSP, which is part of the CARES Act, including a $178 million grant (“PSP Grant”) for payroll support for the period from April 2020 through September 30, 2020. The PSP contained certain conditions impacting salaries, wages and benefits including, among others, that there were to be no involuntary furloughs or pay and benefit reductions through September 30, 2020. We expect to receive further funding during the first quarter of 2021 under a second Payroll Support Program, including a $128 million grant (“PSP2 Grant”) for the continuation of payroll support through March 31, 2021. The PSP and PSP2 funding is and will continue to be recognized net of deferred financing costs over the periods intended to support payroll, within CARES Act credits in our consolidated statements of operations. See the “CARES Act Credits” discussion below for more details. Similar to the PSP, PSP2 requires that there are to be no involuntary furloughs or pay and benefit reductions through March 31, 2021. The CARES Act also provides for deferred payment of the employer portion of social security taxes through the end of 2020, which have been accrued as of December 31, 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. We offered voluntary leave of absence programs to pilots and flight attendants in increments of one or three-month time frames through March 31, 2021 in anticipation of the lapse of the original PSP to help defray costs in the low demand environment. As a result of the subsequent PSP2 Agreement, we increased the minimum pay provided under these programs, while maintaining no requirement to work.

Aircraft Rent. Aircraft rent expense consists of monthly lease charges for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight-line basis. Aircraft rent expense also includes that portion of maintenance reserves, also referred to as supplemental rent, which is paid monthly to aircraft lessors for the cost of future heavy maintenance events and which is not probable of being reimbursed to us by the lessor during the lease term, as well as lease return costs, which consist of all costs that would be incurred at the return of the aircraft, including costs incurred to return the airframe and engines to the condition required by the lease. Prior to January 1, 2019 and our adoption of ASU 2016-02, aircraft rent expense was generally recognized net of any amortization of deferred gains on sale-leaseback transactions on our flight equipment. Due to the adoption of ASU 2016-02 on January 1, 2019, gains from sale-leaseback transactions are now recognized in full immediately upon sale as a reduction to other operating expense within the consolidated statements of operations and are therefore no longer amortized over the life of the lease. As of December 31, 2020, all of our 104 aircraft and 16 spare engines were financed under operating leases.

In response to the COVID-19 pandemic, beginning in March 2020, we were granted payment deferrals on leases included in our right-of-use assets for certain aircraft and engines from lessors along with airport facilities and other vendors that are not included in our right-of-use assets, which generally span two to seven months. On March 10, 2020, the FASB released Topic 842 and 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (“FASB Q&A”) and we elected to account for lease concessions as though enforceable rights and obligations for those concessions existed at lease inception and to account for the concessions as if no changes to the lease contract were made as all deferrals resulted in substantially the same total payments as required by the original contract. We have elected to account for deferred payments as variable lease payments where the deferral payments are not recognized in our consolidated statements of operations until the payment is made. As such, $33 million of rent related to 2020 was deferred to 2021, favorably impacting our cash flows and results of operations for the year ended December 31, 2020, with $31 million and $2 million relating to aircraft rent expense and station operations expense, respectively.

Station Operations. Station operations expense includes the fixed and variable fees charged by airports for the use or lease of airport facilities and fees charged by third-party vendors for ground handling, interrupted trip expenses and other related services. Station operations expense also includes the impact of the payment deferrals on certain leases associated with our airport facilities, with a favorable impact of $2 million reflected for the year ended December 31, 2020, in rent payments related to 2020 being deferred to 2021.

Sales and Marketing. Sales and marketing expense includes credit card processing fees, travel agent commissions and related global distribution systems fees, advertising, sponsorship and distribution costs such as the costs of our call center and costs associated with our frequent flyer program.

Maintenance Materials and Repairs. Aircraft maintenance expense includes the cost of all parts, materials and fees for repairs performed by us and our third-party vendors to maintain our fleet, excluding capitalized heavy maintenance events. It excludes direct labor cost related to our own mechanics, which are included within salaries, wages and benefits in the consolidated statements of operations.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation of fixed assets we own and depreciation of leasehold improvements and finite-lived intangible assets. It also includes the amortization of heavy maintenance expenses that we defer under the deferral method of accounting for heavy maintenance events and recognize as expense on a straight-line basis until the earlier of the next estimated heavy maintenance event or the remaining lease term.

CARES Act Credits. The CARES Act became law on March 27, 2020 and includes various provisions to protect the U.S. airline industry, its employees, and many other stakeholders. On April 30, 2020, we entered into an agreement with the Treasury under which we received $211 million of installment funding comprised of a $178 million PSP Grant for payroll support for the period from April 2020 through September 30, 2020, and a $33 million unsecured 10-year, low interest loan (“PSP Promissory Note”) and we granted the Treasury warrants to purchase 13,752 shares of our common stock, which have a five-year term and are settled in cash, or shares upon an IPO at our option, upon notice from the Treasury. On January 15, 2021, the Company entered into an agreement with the Treasury for a minimum of $140 million of additional installment funding under the PSP2 Agreement, comprised of a $128 million PSP2 Grant for the continuation of payroll support through March 31, 2021, and a $12 million unsecured 10-year low interest loan (“PSP2 Promissory Note”) and expect to issue 2,711 additional warrants.

The PSP and PSP2 funding contains certain conditions, that if not met, may require payroll assistance funds to be paid back to the U.S. government. The primary conditions include, but are not limited to:

•	no involuntary furloughs or pay and benefit reductions through March 31, 2021;

•	no repurchases of equity securities listed on a national securities exchange or payment of dividends are permitted through March 31, 2022;

•

maintain a certain level of scheduled air transportation as deemed necessary by the Department of Transportation to ensure that all routes we had scheduled air travel to before the downturn due to the COVID-19 pandemic are still served between May and September 2020, and between January and March 2021; and

•	put in place certain limits on the compensation and termination benefits of all non-union employees who made in excess of $425,000 in 2019, through October 1, 2022

As of December 31, 2020, we had received the full $178 million under the PSP, which was recognized net of $1 million in deferred financing costs over the periods it was intended to support payroll within CARES Act Credits in our consolidated statements of operations.

The CARES Act also provides an employee retention credit (“CARES Employee Retention Credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages through year end. We qualified for the credit beginning on April 1, 2020 and received credits for qualified wages through December 31, 2020. During the year ended December 31, 2020, we recognized $16 million related to the CARES Employee Retention Credit within CARES Act Credits in our consolidated statements of operations and other current assets in our consolidated balance sheet.

As a result of the extension of the CARES Act benefits in December 2020, the CARES Employee Retention Credit program was extended and enhanced. The updated program, effective as of January 1, 2021, was extended through June 30, 2021 and increased the credit to be equal to 70% of qualified wages paid to employees during a quarter and increased the cap from $10,000 of qualified wages for the entire period to $10,000 per quarter. However, we also expect headwinds in our financial results related to the December 31, 2020 expiration of certain tax holidays created by the CARES Act.

Other Operating Expenses. Other operating expenses include crew and other employee travel, information technology, outside services, property taxes and all insurance, including hull liability insurance, supplies, legal and other professional fees, facilities and all other administrative and operational overhead expenses. In addition, other operating expenses includes the quarterly fee of $375,000 as well as other expenses that we pay to Indigo Partners on a quarterly basis pursuant to the Professional Services Agreement. Beginning in 2019, as a result of the adoption of ASU 2016-02, other operating expenses also includes gains recognized in full immediately upon the completion of sale-leaseback transactions.

Other Income (Expense)

Interest Expense. Interest expense is related to our PDP Financing Facility, our floating rate building note, our unsecured debt and the PSP Promissory Note and Treasury Loan. As part of the PSP Promissory Note and the Treasury Loan, we issued to the Treasury warrants to acquire shares of our common stock, which have a five-year term and are settled in cash, or shares upon an IPO at our option, upon notice from the Treasury. The warrants issued in conjunction with the CARES Act financing have been classified as liability-based awards within other current liabilities within the consolidated balance sheet. Given the liability-based classification, at the end of each period the warrant liability is adjusted to its fair market value, calculated utilizing the Black Scholes option pricing model, with the corresponding fair market value adjustment classified as interest expense.

Capitalized Interest. We capitalize interest attributable to pre-delivery payments as an additional cost of the related asset beginning when activities necessary to get the asset ready for its intended use commence. We capitalize interest at our weighted average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings.

Interest Income and Other. Interest income and other includes interest income on our cash and cash equivalent balances, as well as activity not classified in any other area of the consolidated statements of operations.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that typically affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance:

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare and total price, flight schedules, number of routes served from a city, frequent flyer programs, product and passenger amenities, customer service, fleet type and reputation. The airline industry is particularly susceptible to price discounting as, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element of our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets. In addition, some of the legacy network carriers match low-cost carrier and ULCC pricing on portions of their network. We believe that fare discounts have and will continue to stimulate demand for Frontier due to our Low Fares Done Right strategy.

Our Low Fares Done Right strategy is underpinned by our low-cost structure, and has significantly reduced our cost base by increasing aircraft utilization (prior to the COVID-19 pandemic), transitioning to larger and more fuel-efficient aircraft, maximizing seat density, renegotiating the majority of our distribution agreements, realigning our network, replacing our call center, enhancing our website and mobile app, boosting employee productivity and contracting with leading specialists to provide us with select operating and other services. As a result of these and other initiatives, prior to the impact of the COVID-19 pandemic, our unit operating costs, as measured by our CASM (excluding fuel), declined 30% from 7.89¢ for the year ended December 31, 2013 to 5.55¢ for the year ended December 31, 2019, and our Adjusted CASM (excluding fuel) declined 31% from 7.89¢ for the year ended December 31, 2013 to 5.44¢ for the year ended December 31, 2019. For a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, see “Glossary of Airline Terms” and “—Results of Operations.”

During 2019, we had the lowest Adjusted CASM including net interest of any airline of significant size in the United States. Due to the impact of the COVID-19 pandemic, for the year ended December 31, 2020, our Adjusted CASM including net interest was 10.31¢ as compared to 7.65¢ for the year ended December 31, 2019. The increase in Adjusted CASM including net interest versus the levels achieved during 2019 was driven by the decrease in capacity as measured by available seat miles (ASMs) due to the impact of the COVID-19 pandemic combined with the fixed nature of aircraft rent net of the impact of any related lease deferrals achieved to manage liquidity. For a discussion and reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Glossary of Airline Terms” and “—Results of Operations.”

Our cost structure has generally allowed us to achieve strong results from operations relative to the rest of the industry during periods of competitive pricing and price discounts and has helped our ability to manage through the COVID-19 pandemic. While we have already completed the substantial majority of strategic initiatives to reduce our unit operating costs, we believe that we are well positioned to maintain our low unit operating costs relative to our competitors through on-going strategic initiatives, including continuing our cost optimization efforts and further realizing economies of scale. To the extent that we are unable to maintain our low-cost structure, our ability to compete effectively may be impaired, even if demand does return to pre-pandemic levels. In addition, if our competitors engage in fare wars or similar behavior, our financial performance could be adversely impacted.

Aircraft Fuel. Fuel expense represents one of the single largest operating expense for most airlines, including ours. Jet fuel prices and availability are subject to market fluctuations, refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. The future cost and availability of jet fuel cannot be predicted with any degree of certainty.

We have historically hedged our exposure to jet fuel prices using call options and collar structures, although we have in the past and may in the future utilize other instruments such as swaps on jet fuel or highly correlated commodities and FFPs, which allow us to lock in the price of jet fuel for specific quantities and at specified locations in future periods.

Although the use of collar structures and swap agreements can reduce the overall cost of hedging, these instruments carry more risk than call options in that we could end up in a liability position when the collar structure or swap agreement settles. Our fuel hedging policy considers many factors, including our assessment of market conditions for fuel, competitor hedging activity, our access to the capital necessary to purchase coverage and support margin requirements, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of December 31, 2020, we had no fuel cash flow hedges for future fuel consumption.

Volatility. The air transportation business is volatile and highly affected by economic cycles and trends. Global pandemics and related health scares, consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have resulted in significant fluctuations in revenue and results of operations in the past.

Seasonality. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business and our route network are subject to seasonal fluctuations. We generally expect demand to be greater in the calendar second and third quarters compared to the rest of the year. While we have, over recent years, reduced our concentration in Denver to decrease the impact of seasonality in our business, 41% of our flights during the year ended December 31, 2020 had Denver International Airport as either their origin or destination.

Labor. The airline industry is heavily unionized. The wages, benefits and work rules of unionized airline industry employees are determined by CBAs. Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new CBA or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes. However, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes. From June until November 2018, we experienced disruption to our flight operations during our labor negotiations with ALPA, which materially impacted on our business and results of operations for the period.

We have seven union-represented employee groups comprising approximately 88% of our employees as of December 31, 2020. Our pilots are represented by ALPA; our flight attendants are represented by the Association of Flight Attendants (“AFA-CWA”); our aircraft technicians, aircraft appearance agents, material specialists and maintenance control employees are all represented by the International Brotherhood of Teamsters (“IBT”); and our dispatchers are represented by the Transport Workers Union, (“TWU”). Conflicts between airlines and their unions can lead to work stoppages. During the fourth quarter of 2016, a new five-year collective bargaining agreement was reached with the dispatchers. In February 2017 and March 2017, the aircraft technicians and material specialists contracts were ratified to include new amendable dates of February 2022 and March 2022, respectively. In October 2018, new five-year collective bargaining agreements were reached with the aircraft appearance agents and maintenance controllers. In March 2016 and July 2015, our collective bargaining agreements with our pilots, represented by ALPA, and our flight attendants, represented by AFA, respectively, became amendable. In December 2018, we and the pilots, represented by ALPA, reached a tentative agreement, which was approved by the pilots and became effective in January 2019. The agreement has a term of five years and includes a significant increase in the annual compensation for the pilots as well as a one-time ratification incentive payment to our pilots of $75 million plus payroll related taxes. The one-time ratification incentive and related taxes were recognized as an expense in the fourth quarter of 2018 as the obligation committed to as part of the tentative agreement was probable as of December 31, 2018 and was substantially paid during the first quarter of 2019. In March 2019, a new five-year collective bargaining agreement was reached with our aircraft technicians.

We reached a tentative agreement with the union representing our flight attendants, AFA-CWA, in March 2019, which was ratified by the flight attendants and became effective in May 2019. The new agreement provides for a one-time ratification incentive payment to our flight attendants of $15 million, plus payroll-related taxes. The one-time ratification incentive and related taxes were recognized as an expense in the first quarter of 2019 as the obligation committed to as part of the tentative agreement was probable as of March 31, 2019. The one-time ratification incentive was substantially paid during the second quarter of 2019.

During 2019, we entered into an agreement with the flight attendants which outlined terms of an early out program offered to flight attendants meeting certain employment status and seniority requirements, payable to participating flight attendants throughout the fourth quarter of 2019, 2020 and 2021. The $5 million to be paid under the program, including related payroll taxes, is reflected within salaries, wages and benefits in the consolidated statements of operations for the year ended December 31, 2019. During the year ended December 31, 2020, $2 million was paid to participating flight attendants, and the remaining $3 million to be paid under the program is accrued for within other current liabilities in the consolidated balance sheet as of December 31, 2020. The remaining obligation is expected to be settled during the year ending December 31, 2021.

During September 2020, and in anticipation of the lapse of the provisions set forth in the PSP under the CARES Act as described below, we reached agreement with the labor unions for our pilots and flight attendants to provide for voluntary paid leave of absence programs. Under the arrangements, the pilots and flight attendants were granted paid leave of absence periods of either one, three or six-month time frames. In exchange for accepting a voluntary leave of absence, the pilots and flight attendants receive minimum monthly pay and continue to accrue certain benefits with no requirement to work. We can require pilots and flight attendants to return to service and forego any remaining leave of absence if demand increases. These temporary programs have helped to defray our employee costs during the downturn caused by the pandemic, but should enable us to scale operations back up quickly as demand returns. As employees covered under such paid voluntary programs are still considered active employees, the costs of such programs are recognized as period expenses.

As a result of the PSP2 Agreement, the Company altered its voluntary leave of absence programs with pilots and flight attendants, which are offered in increments of one or three-month time frames through March 31, 2021. While the Company continues to offer these programs to help defray costs as a result of the downturn caused by the pandemic, the Company increased the minimum pay provided while maintaining no requirement to work.

Maintenance Materials and Repairs. The amount of total maintenance costs and related depreciation of heavy maintenance expense is subject to variables such as estimated usage, government regulations, the size, age and makeup of the fleet in future periods, and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance-related expenses for any significant period of time.

As of December 31, 2020, the average age of our aircraft was approximately four years and we had taken delivery of 87 new aircraft since the start of 2015. All of the aircraft in our fleet are financed with operating leases, the last of which is scheduled to expire by the end of 2032. As of December 31, 2020, the operating leases for seven aircraft in our fleet were scheduled to expire during 2021. In certain circumstances, such operating leases may be extended. We currently have an obligation to purchase 156 aircraft by the end of 2028. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a “maintenance holiday”) because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are required. Once these maintenance holidays expire, these aircraft will require more maintenance as they age and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. When these more significant maintenance activities occur, this will result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to generate revenue.

We account for heavy maintenance events under the deferral method. Accordingly, heavy maintenance is depreciated over the shorter of either the remaining lease term or the period until the next estimated heavy maintenance event. As a result, maintenance events occurring closer to the end of the lease term will generally have shorter depreciation periods than those occurring earlier in the lease term. This will create higher depreciation expense specific to any aircraft related to heavy maintenance during the final years of the lease as compared to earlier periods. Please see “—Critical Accounting Estimates—Aircraft Maintenance.”

Maintenance Reserve Obligations. The terms of certain of our aircraft lease agreements require us to post deposits for future maintenance, also known as maintenance reserves, to the lessor in advance of and as collateral for the performance of heavy maintenance events, resulting in us recording significant prepaid deposits on our consolidated balance sheet. As a result, for leases requiring maintenance reserves, the cash costs of scheduled heavy maintenance events are paid in advance of the recognition of the maintenance event in our results of operations. Please see “—Critical Accounting Estimates—Aircraft Maintenance.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In doing so, we make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below. For a detailed discussion of our significant accounting policies, please refer to “Notes to Consolidated Financial Statements - 1. Summary of Significant Accounting Policies.”

Frequent Flyer Program

Our Frontier Miles (formerly EarlyReturns) frequent flyer program provides frequent flyer travel awards to program members based on accumulated mileage credits. Mileage credits are accumulated as a result of travel, purchases using the co-branded credit card and purchases from other participating partners.

The contract to sell mileage credits under the co-branded credit card partnership has multiple performance obligations. The agreement provides for joint marketing and we account for this agreement consistently with the accounting method that allocates the consideration received to the individual products and services delivered. Total consideration is allocated to each performance obligation, which generally consists of (i) mileage credits to be awarded, (ii) brand licensing and (iii) access to member lists and advertising and marketing efforts based on each relative standalone selling price and are recognized over time as mileage credits are delivered. We determined the best estimate of the selling prices by considering discounted cash flow analysis using multiple inputs and assumptions, including: (1) the expected number of miles awarded and number of miles redeemed, (2) equivalent ticket value (“ETV”) for the award travel obligation, (3) licensing of brand and access to member lists and (4) advertising and marketing efforts.

We defer the amount for mileage credits under the co-branded credit card partnership as part of the frequent flyer liability on the balance sheet and recognize loyalty travel awards in passenger revenue as the mileage credits are used for travel. Revenue allocated to the remaining performance obligations, primarily marketing components, is recorded in other revenue as miles are delivered. We estimate breakage (mileage credits not utilized) based on statistical models derived from historical redemption patterns. Breakage assumptions, including the period over which mileage credits are expected to be redeemed, the actual redemption activity for mileage credits, the impact of the COVID-19 pandemic, or the estimated fair value of mileage credits expected to be redeemed, could have an impact on revenues in the year in which the change occurs and in future years.

Aircraft Maintenance

Under our aircraft operating lease agreements and FAA regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled air frame checks and major engine restoration events. We account for heavy maintenance and major overhauls under the deferral method, whereby the cost of heavy maintenance and major overhauls is deferred and recorded as a component of property and equipment, net and depreciated over the lesser of the remaining lease term or the period until the next scheduled heavy maintenance event.

Maintenance Reserves

Certain of our aircraft and spare engine lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our required performance of heavy maintenance events. Maintenance reserve payments are reflected as aircraft maintenance deposits in the accompanying balance sheets.

We make certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits, including estimated time between the maintenance events, the cost of such maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a cumulative catch-up basis. On a regular basis, the credit worthiness of our lessors is assessed to ensure deposits are collectible. We continue to evaluate the creditworthiness of our lessors as a result of COVID-19 downturns and specifically whether any credit losses existed for aircraft maintenance deposits and determined no allowance was necessary as of December 31, 2020.

Certain of our lease agreements also provide that some or all of the maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and, therefore, are accounted for as supplemental rent.

Leased Aircraft Return Costs

Our aircraft lease agreements often require us to return aircraft airframes and engines to the lessor in a certain condition or pay an amount to the lessor based on the airframe and engine’s actual return condition. Lease return costs are recognized beginning when it is probable that such costs will be incurred and they can be estimated. When costs become both probable and estimable, they are accrued as a component of supplemental rent through the remaining lease term.

When determining the need to accrue lease return costs, there are various factors which need to be considered such as the contractual terms of the lease agreement, current condition of the aircraft, the age of the aircraft at lease expiration, projected number of hours run on the engine at the time of return, and the number of projected cycles run on the airframe at the time of return, among others.

Income Tax Valuation Allowance

We periodically assess whether it is more likely than not that sufficient taxable income will be generated to realize deferred income tax assets, and a valuation allowance is established if it is not likely that deferred income tax assets will be realized. All available positive and negative evidence is evaluated and certain assumptions are applied to make this determination. Projected future taxable income, scheduled reversals of deferred tax liabilities, the general business environment, historical financial results and tax planning strategies are considered. Significant factors that are considered include 1) our recent history of profitability, 2) growth in the U.S. and global economies, 3) forecast of airline revenue trends, and 4) future impact of taxable temporary differences.

At December 31, 2020 our net deferred tax liability balance was $9 million, including $9 million of deferred tax assets related to state net operating losses. Although we are not currently in a three-year cumulative loss position as of December 31, 2020, we may be in a three-year cumulative loss position during the 2021 tax year. We have a recent history of significant earnings prior to the onset of the COVID-19 pandemic. We expect to return to profitability as the effects of the pandemic subside and to generate sufficient taxable income to utilize our federal net operating loss carryforwards before any expire. Under current tax law, federal net operating losses generated in 2020 do not expire and most state net operating losses can also be carried forward indefinitely or at a minimum expire after five years.

Therefore, we have not recorded a valuation allowance on our deferred tax assets as we expect they will be fully utilized within the expiration periods. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required. Such valuation allowance could be material.

CARES Act Warrants

As a result of the funding received under the Treasury Loan and the PSP Promissory Note, we issued 75,807 of warrants to the US Treasury, which are outstanding as of December 31, 2020. The warrants issued have a five-year term and are settled upon notice from the Treasury in cash, or shares (at our option) if we become publicly traded. The warrants issued in conjunction with the CARES Act financing have been classified as liability-based awards within other current liabilities. Given the liability-based classification, at the end of each reporting period the warrant liability is adjusted to its fair market value, calculated utilizing the Black-Scholes option pricing model, with the corresponding fair market value adjustment classified as interest expense within our consolidated statement of operations. The subsequent fair value measurement of the warrants and the resulting impact to interest expense are largely driven by several key assumptions, namely our determination of the fair value of our common stock, expected share price volatility and the estimated term that the warrants are expected to be outstanding.

The value of our common stock was determined by our board of directors based, in part, on the most recent third-party valuation report obtained by our board of directors as of December 31, 2020. There are significant judgments and estimates inherent in these valuations, which include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determinations of the appropriate valuation methods. Our valuation methods include using market multiples and a discounted cash flow analysis based on plans and estimates used by management to manage the business and included evaluation of comparable publicly-traded companies in the airline industry. Additionally, our determination of the expected volatility of our share price is based primarily on the historical volatility of a group of peer entities within the same industry. The estimated term that our warrants are expected to be outstanding is based on a simplified method, which is the midpoint between the date the warrants were issued, as there are no vesting periods, and the contractual term.

The determination of the fair value of our non-public common stock is based on estimates and forecasts described above that may not reflect actual market results. The determination of our common stock fair value, share price volatility and estimated time the warrants will be outstanding utilize estimates and forecasts that require us to make judgments that are highly complex and subjective. Additionally, these valuations rely on reference to other companies for the determination of certain inputs.

Results of Operations

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Our capacity, as measured by ASMs, decreased by 40% during the year ended December 31, 2020, as compared to the corresponding prior year period, due to the COVID-19 pandemic. As a result, our total operating revenue decreased by $1,258 million, or 50%, during the year ended December 31, 2020 as compared to the corresponding prior year period, and our total revenue per available seat mile decreased by 17% from 8.92¢ to 7.37¢ over the same period. Fuel expense was 47% lower during the year ended December 31, 2020 as compared to the corresponding prior year period, as fuel consumption decreased 44% as a result of lower capacity, and fuel cost per gallon decreased 6% due to reduced fuel rates which were offset by losses from fuel hedging. Although our non-fuel expenses decreased by 18%, our CASM (excluding fuel) increased from 5.55¢ to 7.53¢ from the year ended December 31, 2019 to the year ended December 31, 2020 driven by lower aircraft utilization and the fixed nature of aircraft rent coupled with additional aircraft and related crew costs, noting that as part of our participation in the PSP there were no involuntary furloughs or pay and benefit reductions through September 30, 2020, which cost was partly offset by the benefit from the CARES Act credits from our PSP and employee retention credits, as well as the favorable impact of lease deferrals agreed to with our vendors to manage our liquidity, resulting in $33 million of aircraft and station rent related to 2020 being deferred to 2021. Our Adjusted CASM (excluding fuel), which excludes the impact of the CARES Act credits, increased from 5.44¢ to 8.63¢ from the year ended December 31, 2019 to the year ended December 31, 2020.

We generated a net loss of $225 million during the year ended December 31, 2020 as compared to net income of $251 million during the year ended December 31, 2019, as a result of the significant reduction in demand caused by the COVID-19 pandemic. Our results for the year ended December 31, 2019 include certain charges that increased our operating expenses by $32 million and include $22 million of contract ratification costs primarily related to the new collective bargaining agreement ratified with our flight attendants during the year ended December 31, 2019, $5 million in expenses associated with an early out program agreed to in 2019 with our flight attendants, and $5 million in operating expenses associated with the mark to market of our pilot phantom equity obligation, which became fixed as of December 31, 2019 and is no longer subject to valuation adjustments in accordance with the amended and restated phantom equity agreement. Our results for the year ended December 31, 2020 include certain items that reduced our operating expenses by $134 million and include $193 million related to PSP Grant credits and employee retention credits partly offset by $52 million in expenses resulting from the de-designation of certain derivative contracts as a result of the estimated future fuel consumption for gallons subjected to fuel hedges no longer deemed probable due to the decline in demand from the impact of the COVID-19 pandemic and the subsequent mark to market adjustments, and $7 million relating to a one-time write-off of deferred registration statement costs due to the uncertainty in the capital markets caused by the pandemic. Additionally, our total other expense for the year ended December 31, 2020 was negatively impacted by $9 million of mark to market adjustments due to the warrants issued as part of the CARES Loan and PSP Promissory Note. Excluding these credits and charges, our adjusted net loss was $301 million for the year ended December 31, 2020 as compared to adjusted net income of $276 million for the comparable prior year period.

Operating Revenues

	Year Ended December 31,
	2019		2020		Change
Operating revenues ($ in millions):
Passenger	$2,445		$1,207		$(1,238)		(51)%
Other	63		43		(20)		(32)%

Total operating revenues	$2,508		$1,250		$(1,258)		(50)%

Operating statistics:
Available seat miles (ASMs) (millions)	28,120		16,955		(11,165)		(40)%
Revenue passenger miles (millions)	24,203		11,443		(12,760)		(53)%
Average stage length (statute miles)	1,051		999		(52)		(5)%
Load factor (%)	86.1%		67.5%		(18.6	) pts	N/A
Total revenue per available seat mile (RASM) (¢)	8.92	¢	7.37	¢	(1.55	)¢	(17)%
Total revenue per passenger ($)	$109.91		$111.23		$1.32		1%
Passengers (thousands)	22,823		11,238		(11,585)		(51)%

Total operating revenue decreased $1,258 million, or 50%, during the year ended December 31, 2020 as compared to the corresponding prior year period due to the impact of the COVID-19 pandemic, including a 40% decline in ASMs as well as a 17% decrease in our RASM to 7.37¢ for the year ended December 31, 2020 primarily due to a 18.6 point reduction in our load factor to 67.5%, which was partly offset by a slight increase in our total revenue per passenger of 1%.

Operating Expenses

	Year Ended December 31,							Cost per ASM
	2019		2020		Change			2019		2020		Change
Operating expenses ($ in millions):
Aircraft fuel	$640		$338		$(302)	(47)%		2.27	¢	2.00	¢	(12)%
Salaries, wages and benefits	529		533		4	1%		1.88		3.14		67%
Aircraft rent	368		396		28	8%		1.31		2.34		79%
Station operations	336		257		(79)	(24)%		1.19		1.52		28%
Sales and marketing	130		78		(52)	(40)%		0.46		0.46		—%
Maintenance materials and repairs	86		83		(3)	(3)%		0.31		0.49		58%
Depreciation and amortization	46		33		(13)	(28)%		0.16		0.19		19%
CARES Act credits	—		(193)		(193)	N	/A	—		(1.14)		N	/A
Other operating expenses	64		90		26	41%		0.24		0.53		121%

Total operating expenses	$2,199		$1,615		$(584)	(27)%		7.82	¢	9.53	¢	22%

Operating statistics:
Available seat miles (ASMs) (millions)	28,120		16,955		(11,165)	(40)%
Average stage length (statute miles)	1,051		999		(52)	(5)%
Departures	138,570		88,642		(49,928)	(36)%
CASM (excluding fuel)	5.55	¢	7.53	¢	1.98 ¢	36%
Adjusted CASM (excluding fuel)	5.44	¢	8.63	¢	3.19 ¢	59%
Fuel cost per gallon	$2.22		$2.08		$(0.14)	(6)%
Fuel gallons consumed (thousands)	288,510		162,241		(126,269)	(44)%

Reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest:

	Year Ended December 31,
	2019		2020
	(in millions)	Per ASM	(in millions)	Per ASM
CASM		7.82 ¢		9.53	¢
Aircraft fuel	$(640)	(2.27)	$(338)	(2.00)

CASM (excluding fuel)		5.55 ¢		7.53	¢

Pilot phantom equity(a)	(5)	(0.02)	—	—
Collective bargaining contract ratification(b)	(22)	(0.07)	—	—
Flight attendant early out program(c)	(5)	(0.02)	—	—
CARES Act - grant amortization and employee credits(d)	—	—	193	1.14
Write-off of deferred registration statement costs due to significant market uncertainty(e)	—	—	(7)	(0.04)

Adjusted CASM (excluding fuel)		5.44 ¢		8.63	¢

	Year Ended December 31,
	2019			2020
	(in millions)	Per ASM		(in millions)	Per ASM
Adjusted CASM (excluding fuel)		5.44	¢		8.63	¢
Aircraft fuel	640	2.27		338	2.00
Derivative de-designation and mark to market adjustment(f)	—	—		(52)	(0.31)

Adjusted CASM		7.71	¢		10.32	¢

Net interest expense (income)	(16)	(0.06)		7	0.04
CARES Act – mark to market impact for warrants(g)	—	—		(9)	(0.05)

Adjusted CASM + net interest(h)		7.65	¢		10.31	¢

CASM		7.82			9.53
Net interest expense (income)	(16)	(0.06)		7	0.04

CASM + net interest		7.76	¢		9.57	¢

(a)

Represents the impact of the change in value of phantom equity units pursuant to the Pilot Phantom Equity Plan. In accordance with the amended and restated phantom equity agreement, the remaining phantom equity obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

(b)

Represents $15 million of costs related to a one-time contract ratification incentive, plus payroll-related taxes and certain other compensation and benefits-related accruals earned through March 31, 2019 and committed to by us as part of a tentative agreement with the union representing our flight attendants that was reached in March 2019 for a contract that was ratified and became effective in May 2019, in addition to $4 million in pilot vacation accrual adjustments during the fourth quarter of 2019 as a result of the ratified agreement with the union representing our pilots specifically tied to the implementation of a preferred bidding system.

(c)	Represents expenses associated with an early out program agreed to in 2019 with our flight attendants, payable throughout 2019, 2020 and 2021.
(d)

Represents the recognition of the $178 million grant received from the U.S. government for payroll support from April 2020 through September 2020 as part of the PSP under the CARES Act net of $1 million of deferred financing costs along with $16 million of employee retention credits we qualified for under the CARES Act.

(e)

Represents the write-off of our deferred initial public offering preparation costs during the first quarter of 2020 due to the impact of the COVID-19 pandemic and the resulting uncertainty on our ability to access the capital markets.

(f)

Due to the significant reduction in demand resulting from the COVID-19 pandemic, our future anticipated consumption of fuel dropped significantly and we therefore de-designated hedge accounting in March 2020 on the derivative positions where the future consumption was not deemed probable, which primarily related to our written put options on our costless collars. The $52 million charge is the result of the de-designation and the resulting mark to market impact on the quantities where consumption was not deemed probable.

(g)	Represents the mark to market adjustment to the value of the warrants issued as part of the funding provided under the CARES Act. This amount is a component of interest expense.
(h)

Adjusted CASM including net interest reflects the sum of Adjusted CASM and Net interest expense (income) excluding special items per ASM. Adjusted CASM including net interest is included as a supplemental disclosure because we believe it is a useful metric to properly compare our cost management and performance to other peers that may have different capital structures and financing strategies particularly as it relates to financing primary operating assets such as aircraft and engines. Additionally, we believe this metric is a useful comparator because it removes certain items that may not be indicative of base operating performance or future results. Adjusted CASM including net interest is not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Aircraft Fuel. Aircraft fuel expense decreased by $302 million, or 47%, during the year ended December 31, 2020, as compared to the corresponding prior year period. The decrease was primarily due to the 44% decrease in fuel gallons consumed due to the lower capacity as a result of COVID-19. In addition fuel rates decreased by 6%, offset by $52 million of expenses during the year ended December 31, 2020 resulting from the de-designation of certain derivative contracts as a result of the estimated consumption for gallons subjected to fuel hedges no longer deemed probable due to the decline in demand from the impact of the COVID-19 pandemic and the subsequent mark to market adjustments.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $4 million, or 1%, during the year ended December 31, 2020, as compared to the corresponding prior year period driven primarily by the growth in our crew base to support our increased fleet size and the impact of the pilot and flight attendant contracts ratified in 2019, partly offset by employee participation in voluntary leave of absence programs, which primarily were implemented in the fourth quarter of 2020 after the lapse of provisions under the PSP and the impact of $32 million in costs incurred in 2019 which did not repeat in 2020. These included $22 million of contract ratification costs primarily related to the new collective bargaining agreement ratified with our flight attendants during the year ended December 31, 2019, $5 million in expenses associated with an early out program agreed to in 2019 with our flight attendants, and $5 million in non-cash compensation expense related to the increased value of our pilot phantom equity obligation, which became fixed as of December 31, 2019 and is no longer subject to valuation adjustments in accordance with the amended and restated phantom equity agreement. As part of our participation in the PSP under the CARES Act, we agreed to not involuntarily terminate or reduce pay or benefits of our employee base from enactment of the CARES Act through September 30, 2020 and are prohibited from doing so as a result of the PSP2 Agreement reached and effective from January 2021 until March 31, 2021.

Aircraft Rent. Aircraft rent expense increased by $28 million, or 8%, during the year ended December 31, 2020, as compared to the corresponding prior period primarily due to the full year 2020 rent impact of the 18 aircraft delivered throughout 2019, an increase of six aircraft in our fleet from December 31, 2019 to December 31, 2020 and due to higher costs associated with anticipated lease returns, partly offset by the favorable impact of lease deferrals negotiated with our vendors to manage liquidity during the COVID-19 pandemic, resulting in $31 million of aircraft rent related to 2020 being deferred to 2021. Our fleet is comprised of 60 A320neos, 19 A320ceos, 21 A321ceos, and four A319ceos as of December 31, 2020.

Station Operations. Station operations expense decreased by $79 million or 24% during the year ended December 31, 2020, as compared to the corresponding prior year period, due to a 36% decrease in departures as a result of the COVID-19 pandemic, partly offset by the fixed nature of certain rent and other station related costs paid under our airport lease arrangements.

Sales and Marketing. Sales and marketing expense decreased by $52 million, or 40%, during the year ended December 31, 2020, as compared to the corresponding prior year period due to lower credit card fees resulting from the 50% reduction in revenue, lower distribution fees due to lower bookings from a reduction in demand resulting from the COVID-19 pandemic and lower distribution fees due to a focus on our internal distribution channels, and lower paid media advertising to manage liquidity during the pandemic. The following table presents our distribution channel mix:

	Year Ended December 31,
Distribution Channel	2019	2020	Change
Our website, mobile app and other direct channels	73%	76%	3	pt
Third-party channels	27%	24%	(3	)pt

Maintenance Materials and Repairs. Maintenance materials and repair costs decreased $3 million, or 3%, during the year ended December 31, 2020, as compared to the corresponding prior year period, primarily due to lower operating volumes and the grounding of a large portion of our fleet due to the COVID-19 pandemic, partially offset by increases relating to the timing and mix of maintenance events.

Depreciation and Amortization. Depreciation and amortization expense decreased by $13 million, or 28%, during the year ended December 31, 2020, as compared to the corresponding prior year period. The decrease was primarily due to reduced heavy maintenance activity as a result of the decrease of capacity and the replacement of older aircraft in our fleet with new aircraft, which do not require as much heavy maintenance early in their life cycles.

CARES Act Credits. The $193 million of CARES Act Credits relates to both (i) the recognition of the $177 million payroll support grant received from the U.S. government for payroll support for the period from April 2020 through September 30, 2020 as part of the Payroll Support Program under the Cares Act, which is net of $1 million in deferred financing costs associated with the program, and (ii) $16 million in Employee Retention Credits we qualified for under the CARES Act. The PSP and PSP2 funding contains certain conditions that must be met, including, among other things, no involuntary furloughs or pay and benefit reductions to March 31, 2021 and the requirement to recall, effective December 1, 2020, any employees involuntarily terminated or furloughed after September 30, 2020.

Other Operating Expenses. Other operating expenses increased by $26 million, or 41%, during the year ended December 31, 2020, as compared to the prior year period. The increase was driven primarily by a $59 million decrease in the gains from sale-leaseback transactions as we took fewer deliveries during the year ended December 31, 2020 as compared to the prior year period as a result of our agreement with Airbus to defer four deliveries into 2021. Additionally, other operating expenses increased during the year ended December 31, 2020 due to the $7 million write off of our deferred registration costs partly offset by a $32 million decrease in travel expenses relating to less crew accommodations resulting from the decrease in flight activity due to the COVID-19 pandemic and declines in other operating expenses due to lower capacity in 2020.

Other Income (Expense). Other income decreased by $23 million, from $16 million of income during the year ended December 31, 2019 to a $7 million expense during the year ended December 31, 2020 primarily due to $12 million of lower interest income from a lower average cash balance and lower interest rates due to the COVID-19 pandemic, in addition to $9 million in interest expenses due to the issuance and subsequent mark to market adjustments of warrants issued in conjunction with the CARES Act Grant and Treasury Loan.

Income Taxes. Our effective tax rate reflected a 39.5% income tax benefit during the year ended December 31, 2020, as compared to 22.8% of income tax expense during the corresponding prior year period. The favorability in the effective tax rate was driven by our ability under the CARES Act to carry the current year net operating losses back five years and obtain the benefit of a 14% higher federal rate on the losses generated. The effective tax rate for the year ended December 31, 2020 was also favorably impacted by the current year tax deduction for payments made in March 2020 to substantially settle our pilot phantom equity obligation, as described further in Note 11 to our consolidated financial statements.

Year ended December 31, 2019 Compared to Year ended December 31, 2018

Our capacity, as measured by ASMs, increased by 14% during the year ended December 31, 2019, as compared to the prior year, as a result of our continued shift toward larger and more fuel-efficient aircraft in our fleet, with an increase in the average number of aircraft in service from 76 during the year ended December 31, 2018 to 88 during the year ended December 31, 2019. We increased our total revenue by $352 million, or 16%, during the year ended December 31, 2019 as compared to the prior year, with our total revenue per available seat mile increasing from 8.75¢ to 8.92¢. Fuel costs increased by $51 million, or 9%, during the year ended December 31, 2019, as compared to the prior year primarily due to a 10% increase in fuel gallons consumed, which was less than our 14% increase in ASMs, due to the benefit of our newer and more fuel-efficient aircraft. Our CASM (excluding fuel) decreased from 5.99¢ to 5.55¢ and our Adjusted CASM (excluding fuel) of 5.44¢ from the year ended December 31, 2019 was in line with the 5.44¢ from the comparable prior year period.

We generated net income of $251 million during the year ended December 31, 2019 as compared to $80 million for the year ended December 31, 2018. Our results for the years ended December 31, 2018 and 2019 included $22 million and $5 million, respectively, in non-cash compensation expense related to the increased value of our pilot phantom equity obligation. In addition, during the year ended December 31, 2018, we incurred $88 million of costs related to a one-time contract ratification incentive and payroll-related taxes, plus certain other compensation and benefits-related accruals earned through December 31, 2018 and committed to by us as part of a tentative agreement with ALPA that was reached in December 2018 and was ratified by the pilots in January 2019. We incurred $22 million of contract ratification costs primarily related to the new collective bargaining agreement ratified with our flight attendants during the year ended December 31, 2019, and $5 million in expenses associated with an early out program agreed to in 2019 with our flight attendants, payable throughout 2019, 2020 and 2021. In addition, we completed the sale-leaseback of our six owned aircraft in December 2018, which enabled us to accelerate the elimination of the A319ceo aircraft in our fleet to ultimately replace them with larger, more efficient A320neo family aircraft, resulting in a loss of $25 million for the year ended December 31, 2018. Our adjusted net income was $183 million and $276 million for the year ended December 31, 2018 and 2019, respectively.

Operating Revenues

	Year Ended December 31,
	2018		2019		Change
Operating revenues ($ in millions):
Passenger	$2,102		$2,445		$343		16%
Other	54		63		9		17%

Total operating revenues	$2,156		$2,508		$352		16%

Operating statistics:
Available seat miles (ASMs) (millions)	24,629		28,120		3,491		14%
Revenue passenger miles (RPMs) (millions)	20,920		24,203		3,283		16%
Average stage length (statute miles)	1,052		1,051		(1)		—%
Load factor (%)	84.9%		86.1%		(12	) pts	N/	A
Total revenue per available seat mile (RASM) (¢)	8.75	¢	8.92	¢	0.17	¢	2%
Total revenue per passenger ($)	$108.65		$109.91		$1.26		1%
Passengers (thousands)	19,843		22,823		2,980		15%

Total revenue increased $352 million, or 16%, for the year ended December 31, 2019 as compared to the prior year. This increase was due to a $343 million, or 16%, increase in passenger revenue and a $9 million, or 17%, increase in other revenue for the year ended December 31, 2019 as compared to the prior year. Total revenue per available seat mile increased 2% as a result of revenue growth slightly exceeding capacity growth. Our fare passenger revenues increased by 11% and our non-fare passenger revenues increased by 22% during the period.

Operating Expenses

	Year Ended December 31,						Cost per ASM
	2018		2019		Change		2018		2019		Change
Operating expenses ($ in millions):
Aircraft fuel	$589		$640		$51	9%	2.39	¢	2.27	¢	(5)%
Salaries, wages and benefits	441		529		88	20%	1.79		1.88		5%
Aircraft rent	277		368		91	33%	1.12		1.31		17%
Station operations	323		336		13	4%	1.31		1.19		(9)%
Sales and marketing	110		130		20	18%	0.45		0.46		2%
Maintenance materials and repairs	75		86		11	15%	0.30		0.31		3%
Depreciation and amortization	78		46		(32)	(41)%	0.32		0.16		(50)%
Other operating expenses	171		64		(107)	(63)%	0.70		0.24		(66)%

Total operating expenses	$2,064		$2,199		$135	7%	8.38	¢	7.82	¢	(7)%

Operating statistics:
Available seat miles (ASMs) (millions)	24,629		28,120		3,491	14%
Average stage length (statute miles)	1,052		1,051		(1)	—%
Departures	122,784		138,570		15,786	13%
CASM (excluding fuel)	5.99	¢	5.55	¢	(0.44)¢	(7)%
Adjusted CASM (excluding fuel)	5.44	¢	5.44	¢	— ¢	—%
Fuel cost per gallon	$2.25		$2.22		$(0.03)	(1)%
Fuel gallons consumed (thousands)	261,179		288,510		27,331	10%

Reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest:

	Year Ended December 31,
	2018			2019
	(in millions)	Per ASM		(in millions)	Per ASM
CASM		8.38	¢		7.82	¢
Aircraft fuel	$(589)	(2.39)		$(640)	(2.27)

CASM (excluding fuel)		5.99	¢		5.55	¢
Pilot phantom equity(a)	(22)	(0.09)		(5)	(0.02)
Collective bargaining contract ratification(b)	(88)	(0.36)		(22)	(0.07)
Flight attendant early out program(c)	—	—		(5)	(0.02)
Loss on sale of aircraft(d)	(25)	(0.10)		—	—

Adjusted CASM (excluding fuel)		5.44	¢		5.44	¢
Aircraft fuel	589	2.39		640	2.27

Adjusted CASM		7.83	¢		7.71	¢
Net interest expense (income)	(13)	(0.05)		(16)	(0.06)

Adjusted CASM + net interest		7.78	¢		7.65	¢
CASM		8.38	¢		7.82	¢
Net interest expense (income)	(13)	$(0.05)		(16)	(0.06)

CASM + net interest		8.33	¢		7.76	¢

(a)

Represents the impact of the change in value of phantom equity units pursuant to the Pilot Phantom Equity Plan. In accordance with the amended and restated phantom equity agreement, the remaining phantom equity obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

(b)

Represents costs related to a one-time contract ratification incentive plus payroll-related taxes and certain other compensation and benefits-related accruals committed to by us as part of (i) a tentative agreement with the union representing our pilots that was reached in December 2018 and was ratified by the pilots in January 2019 and (ii) a tentative agreement with the union representing our flight attendants that was reached in March 2019 and ratified in May 2019.

(c)

Represents amounts expected to be paid under the terms of an early out program with our flight attendants meeting certain employment status and seniority requirements, payable throughout 2019, 2020 and 2021.

(d)

Represents losses incurred on the sale of our six owned aircraft in December 2018, which enabled us to accelerate a critical part of our fleet plan by shortening our time with certain of our older less fuel-efficient aircraft. The loss was measured as the excess of the net book value of the aircraft over the sale price at the date of sale and was recognized within other operating expenses on the consolidated statements of operations. All aircraft were held for use through the date of sale. See “Business—Fleet Plan”.

Aircraft Fuel. Aircraft fuel expense increased by $51 million, or 9%, during the year ended December 31, 2019, as compared to the prior year. The increase was driven by the 14% increase in capacity partly offset by a slightly lower fuel cost per gallon and the continued shift to larger and more fuel-efficient aircraft.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $88 million, or 20%, during the year ended December 31, 2019, as compared to the prior year. The increase was driven by higher crew levels to support the capacity growth plus the higher pay rates from our new collective bargaining agreements with our pilots and flight attendants ratified in January 2019 and May 2019, respectively, partly offset by the $88 million of costs accrued in 2018 relating to a one-time contract ratification incentive plus payroll related taxes and certain other compensation and benefits-related accruals committed to by us as part of a tentative agreement with the union representing our pilots that was reached in December 2018 and was ratified by the pilots in January 2019.

Aircraft Rent. Aircraft rent expense increased by $91 million, or 33%, during the year ended December 31, 2019, as compared to the prior year, primarily as a result of the net addition of 14 new, larger aircraft during 2019. We had 98 aircraft as of December 31, 2019, comprised of 51 A320neos, 20 A320ceos, 21 A321ceos, and six A319ceos, as compared to 84 aircraft as of December 31, 2018 comprised of 21 A320ceos, 21 A321ceos, nine A319ceos, and 33 A320neos. Aircraft rent expense also increased during 2019 due to the adoption of ASU 2016-02 on January 1, 2019. As a result of the adoption of the new standard, gains from sale-leaseback transactions are now recognized in full immediately upon sale as a reduction to other operating expense within the consolidated statements of operations, and are therefore no longer amortized over the life of the lease. Aircraft rent expense in 2018 includes $18 million of amortization of gains on sale leaseback transactions.

Station Operations. Station operations expense increased by $13 million, or 4%, during the year ended December 31, 2019, as compared to the prior year, due to the addition of new stations and a 13% increase in departures, partly offset by lower interrupted trip expenses subsequent to the ratification of our pilot contract in January 2019. As a result, station operations expense per ASM decreased by 9% during the year ended December 31, 2019, as compared to the prior year.

Sales and Marketing. Sales and marketing expense increased by $20 million, or 18%, and increased 2% on a per ASM basis during the year ended December 31, 2019, as compared to the prior year, with a continued focus on our internal distribution channels. The following table presents our distribution channel mix:

	Year Ended December 31,
Distribution Channel	2018	2019	Change
Our website, mobile app and other direct channels	71%	73%		2pt
Third-party channels	29%	27%	(2)pt

Maintenance Materials and Repairs. Maintenance materials and repair costs increased by $11 million, or 15%, during the year ended December 31, 2019, as compared to the prior year. The increase in maintenance, materials, and repairs was primarily driven by an increase in maintenance labor related to the growing fleet. These costs remained relatively consistent on a per ASM basis.

Depreciation and Amortization. Depreciation and amortization expense decreased by $32 million, or 41%, during the year ended December 31, 2019, as compared to the prior year primarily due to reduced heavy maintenance activity related to aircraft returns with our lessors and the sale of our six owned aircraft in the fourth quarter of 2018.

Other Operating Expenses. Other operating expenses decreased by $107 million, or 63%, driven by the adoption of ASU 2016-02 on January 1, 2019. Under ASU 2016-02, gains from sale-leaseback transactions are now recognized in full immediately upon sale. In the year ended December 31, 2019, the gain on sale-leaseback transactions totaled $107 million. We also had a $25 million loss on the sale of our six owned aircraft in 2018. These factors were partially offset by the impact of increased capacity in our business as compared to the prior year.

Other Income (Expense). The $3 million increase in other income was driven by higher interest rates as compared to the prior year period.

Income Taxes. During the year ended December 31, 2019, our effective tax rate was 22.8% as compared to 23.7% during the year ended December 31, 2018. Our effective tax rate will vary depending on the amount of income we earn in each state and the state tax rate applicable to such income.

Liquidity, Capital Resources and Financial Position

As of December 31, 2020, we had $963 million of total available liquidity, including $378 million of cash and cash equivalents, $424 million available to borrow under the Treasury Loan facility, and a $161 million income tax receivable, primarily resulting from our net operating losses generated in 2020 and expected to be collected in 2021. As of December 31, 2020, we had $101 million of short-term debt and $247 million of long-term debt. The $348 million of total debt is comprised of our $150 million Treasury Loan, $141 million PDP Financing Facility, $33 million PSP Promissory Note, $18 million in secured indebtedness for our headquarters building, and a $15 million pre-purchased miles facility with Barclays, partly offset by $9 million in deferred debt acquisition costs and other discounts. Our primary uses of liquidity are for working capital, capital expenditures, aircraft pre-delivery payments, maintenance reserve deposits and debt repayments. During the year ended December 31, 2020, our cash burn was approximately $2 million per day on average. We continue to monitor the impacts of the pandemic on our operations and financial condition and believe it is probable that the plans intended to mitigate these conditions and events will alleviate liquidity risks presented.

Subsequent to December 31, 2020, we entered into the PSP2 Agreement, which provided us with at least an incremental $140 million in liquidity. We received the first installment in the amount of $70 million on January 15, 2021.

Our single largest capital commitment relates to the acquisition of aircraft. As of December 31, 2020, we operated all of our 104 aircraft under operating leases. Pre-delivery payments relating to future deliveries under our agreement with Airbus are required at various times prior to each aircraft’s delivery date. As of December 31, 2020, we had $224 million of pre-delivery payments held by Airbus, $141 million of which was outstanding under our PDP Financing Facility, which as of December 31, 2020 allowed us to draw up to an aggregate of $150 million. The PDP Financing Facility also provides us flexibility to potentially obtain commitments from other lenders in an amount not to exceed $200 million. No commitments have been secured from other lenders as of December 31, 2020. As of December 31, 2020, we had an obligation to purchase 156 A320neo family aircraft by 2028, one of which had a committed operating lease. We are evaluating financing options for the remaining aircraft.

We are required by some of our aircraft lessors to fund cash reserves in advance for required scheduled maintenance; these payments act as collateral for lessors to ensure aircraft are returned in the agreed upon condition at the end of the lease period. Qualifying payments that are expected to be recovered from lessors are recorded as aircraft maintenance deposits in our consolidated balance sheets. A portion of our cash is, therefore, unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. During the years ended December 31, 2018, 2019 and 2020, we made $28 million, $18 million and $15 million, respectively, in maintenance deposit payments to our lessors. As of December 31, 2020, we had $82 million in recoverable aircraft maintenance deposits on our consolidated balance sheets, of which less than $1 million was included in accounts receivable because the eligible maintenance had been performed.

In December 2013, an agreement was reached to amend and restate a phantom equity agreement that was previously in place prior to the acquisition. Under the terms of this agreement, pilots received phantom equity units which became fully vested in 2016. Each unit constituted the right to receive the cash value of a share of our common stock or, in certain circumstances, a share of common stock in connection with certain events. As of December 31, 2019, the final associated liability agreed to by FAPAInvest, LLC and us was $137 million, with

$111 million included in other current liabilities and $26 million included within other long-term liabilities. In accordance with the amended and restated phantom equity agreement, the obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. In March 2020, we paid $111 million, included in other current liabilities as of December 31, 2019, to the Participating Pilots. As of December 31, 2020, the remaining FAPAInvest LLC liability of $26 million, which is payable in 2022, was included within other long-term liabilities.

In March 2016 and July 2015, our collective bargaining agreements with our pilots, represented by ALPA, and our flight attendants, represented by AFA, respectively, became amendable. In December 2018, we and the pilots, represented by ALPA, reached a tentative agreement, which was approved by the pilots and became effective in January 2019. The agreement has a term of five years and includes a significant increase in the annual compensation for the pilots as well as a one-time ratification incentive payment to our pilots of $75 million plus payroll-related taxes. The one-time ratification incentive and related taxes were recognized as an expense in the fourth quarter of 2018 as the obligation committed to as part of the tentative agreement was probable as of December 31, 2018 and was substantially paid during the first quarter of 2019.

In March 2019, we and the flight attendants, represented by AFA, reached a tentative collective bargaining agreement, which became effective in the second quarter of 2019. The agreement has a term of five years and includes a significant increase in the annual compensation of our flight attendants, as well as a one-time ratification incentive payment to our flight attendants of $15 million, plus applicable payroll taxes. Substantially all of the one-time contract ratification incentive and payroll related taxes was paid in May 2019.

During September 2020, and in anticipation of the lapse of the provisions set forth in the PSP under the CARES Act, we reached an agreement with our pilot and flight attendant labor unions that provides for voluntary paid leave of absence programs. Under the arrangements, the participating pilots and flight attendants will be granted paid leave of absence periods of either one, three or six month time frames. In exchange for accepting a voluntary leave of absence, the pilots and flight attendants will receive minimum monthly pay and continue to accrue certain benefits with no requirement to work. We can require pilots and flight attendants to return to service and forego any remaining leave of absence if demand increases. These temporary programs will help to defray our employee costs during the downturn caused by the pandemic, but also allow us to scale operations back up quickly as demand returns. As employees covered under such paid voluntary programs are still considered active employees, the costs of such programs are recognized as period expenses.

As a result of the PSP2 Agreement, the Company altered its voluntary leave of absence programs with pilots and flight attendants, which are offered in increments of one or three-month time frames through March 31, 2021. While the Company continues to offer these programs to help defray costs as a result of the downturn caused by the pandemic, the Company increased the minimum pay provided while maintaining no requirement to work.

We continue to monitor our covenant compliance with various parties, including, but not limited to, our lenders and credit card processors, as any noncompliance could have a material impact on our financial position, cash flows and results of operations. As of December 31, 2020, we are in compliance with all of our covenants, except we have obtained a waiver of relief for the covenant provisions through the first quarter of 2021 related to one of our credit card processors that represents less than 10% of total revenues, which may require future waivers or an amendment to existing covenants to reflect the downturn due to the COVID-19 pandemic. Additionally, during the fourth quarter of 2020, we amended our pre-delivery credit facility to provide for a deferral of the FCCR Test until the first quarter of 2022. If the FCCR test is not maintained, we are required to test the loan to collateral ratio for the underlying aircraft in the credit facility that are subject to financing (the “LTV Test”) and make any pre-payments or post additional collateral required in order to reduce the loan to value on each aircraft in the credit facility that are subject to financing below a ratio threshold. The LTV Test is largely dependent on the appraised fair value of the underlying aircraft subject to financing. If the LTV Test was required to be performed, we do not expect that there would be any material required pre-payment of the pre-delivery credit facility or posting of additional collateral. We expect to obtain an amendment or waiver, refinance the indebtedness subject to covenants or take other mitigating actions prior to any potential breaches that are not expected to have a material impact to our liquidity and financial position.

As a result of the measures to reduce costs and manage liquidity as outlined above, we believe our financial position and available liquidity as of the date of the financial statements will allow us to continue to navigate through any short-term demand declines and that we are well positioned to recover if and when the demand for air travel increases. During the year ended December 31, 2020, our cash burn was approximately $2 million per day on average. We continue to monitor the impacts of the pandemic on our operations and financial condition and believe it is probable that the plans intended to mitigate these conditions and events will alleviate liquidity risks presented.

Cash Flows

The following table presents information regarding our cash flows in the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Net cash provided by (used in) operating activities	$189	$171	$(557)
Net cash provided by (used in) in investing activities	(59)	(62)	11
Net cash provided by (used in) financing activities	(149)	(39)	156

Net increase (decrease) in cash, cash equivalents and restricted cash	(19)	70	(390)
Cash, cash equivalents and restricted cash at beginning of period	717	698	768

Cash, cash equivalents and restricted cash at end of period	$698	$768	$378

Operating Activities

During the year ended December 31, 2020, net cash used in operating activities totaled $557 million, which was primarily driven by the detrimental impact of the COVID-19 pandemic on our operations and the resulting $225 million net loss. Our net loss of $225 million includes $82 million in cash outflows related to fuel hedges and the following significant non-cash items: $48 million of gains recognized on sale-leaseback transactions, deferred tax benefit of $14 million, depreciation and amortization of $33 million, stock-based compensation expense of $8 million and an unrealized loss of $9 million on the mark to market of our warrant liability primarily associated with the Treasury Loan. We also had net cash outflows for aircraft interest rate swaptions of $4 million and cash inflows from operating leases of $17 million from the return of previously unrecoverable maintenance reserves for two aircraft. In addition, we had net outflows within other net operating assets and liabilities of $333 million, which was largely driven by $161 million of current income tax receivables due primarily to the current period operating losses, $111 million phantom equity payment to our pilots in March 2020 and an $114 million decrease in our air traffic liability resulting from the impact of COVID-19 on demand, the total of which was partly offset by decreases in accounts receivable.

During 2019, net cash provided by operating activities totaled $171 million. We generated net income of $251 million, which included the following significant non-cash items: a deferred tax expense of $52 million, depreciation and amortization of $46 million and stock-based compensation expense of $8 million. During the period, we also had $107 million in gains recognized on sale-leaseback transactions and $1 million of net cash outflows related to hedging. In addition, during the period we had net outflows of $78 million within other net operating assets and liabilities, which was largely driven by the timing of payments, the most significant of which related to the $88 million of costs related to a one-time contract ratification incentive payment and payroll-

related taxes and other compensation and benefits-related accruals committed to by us as part of a tentative agreement with ALPA that was reached in December 2018 and approved by the pilots in January 2019, substantially all of which was paid during the first quarter of 2019.

During 2018, net cash provided by operating activities totaled $189 million. We had net income of $80 million, which included the following significant non-cash items: depreciation and amortization of $78 million, stock-based compensation expense of $26 million, a loss on the sale of our six owned aircraft of $25 million, a deferred tax benefit of $72 million and amortization of deferred gains on sale-leaseback transaction of $18 million. During the period, we had cash outflows from fuel hedging primarily related to premiums paid for new call options for our fuel hedging program, which were offset by proceeds from the settlement of hedges during 2018. In addition, during the period we had net inflows of $70 million within other net operating assets and liabilities, which was largely driven by the timing of payments, most significant of which was the accrual of approximately $88 million of costs related to the one-time contract ratification incentive payment and payroll-related taxes and other compensation and benefits-related accruals committed to by us as part of a tentative agreement with ALPA that was reached in December 2018 and approved by the pilots in January 2019, substantially all of which was paid during the first quarter of 2019. This increase, along with the $15 million increase in our air traffic liability due to our continued growth, was partly offset by heavy maintenance events during the year and the timing of payments.

Investing Activities

During the year ended December 31, 2020, net cash provided by investing activities totaled $11 million, driven by net refunds for pre-delivery deposit activity of $28 million. Additionally, due to the COVID-19 pandemic, we minimized our investments in property and equipment and reduced capital expenditures to $16 million, along with other investing activity of $1 million.

During 2019, net cash used in investing activities totaled $62 million. During the period, we made $45 million of investments in property and equipment, and made $17 million of net pre-delivery payments for future aircraft deliveries.

During 2018, net cash used in investing activities totaled $59 million. During the period, we made net pre-delivery payments of $35 million for future aircraft deliveries and approximately $24 million of investments in property and equipment.

Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $156 million, primarily driven by $110 million in proceeds from the issuance of long-term debt, net of principal repayments and $47 million in net proceeds received from sale-leaseback transactions related to A320 family aircraft delivered during 2020. The proceeds from the issuance of long-term debt primarily related to the $150 million drawn under the Treasury Loan, $33 million issued under the PSP Promissory Note, partly offset by $38 million paydown of our pre-paid miles facility with Barclays as a condition precedent to closing on the Treasury Loan facility and $35 million in repayments of the PDP Financing Facility for aircraft delivered in 2020.

During 2019, net cash used in financing activities was $39 million. We made distributions of $159 million to common stockholders and others with participating rights. These outflows were partially offset primarily by $92 million in net proceeds received from sale-leaseback transactions related to A320 family aircraft delivered during 2019 and $31 million in net proceeds received from the issuance of long-term debt net of principal repayments.

During 2018, net cash used in financing activities was $149 million. We made distributions of $211 million to common stockholders and others with participating rights. We also made $186 million in principal repayments on long-term debt primarily related to (i) our PDP Financing Facility, and (ii) our floating- and fixed-rate equipment notes related to the six owned aircraft that were sold during the year. We also repaid a $50 million note payable during the period. These outflows were partially offset by $152 million in net proceeds received from sale-leaseback transactions related to A320 family aircraft delivered during 2018 and the sale and lease-back of the six owned aircraft during December 2018 and $146 million in proceeds received from the issuance of long-term debt.

Commitments and Contractual Obligations

Our contractual purchase commitments as of December 31, 2020 include future aircraft and engine acquisitions. Except to the extent set forth in the applicable accompanying footnotes, the table does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in this and the following tables represent our current best estimate; however, the actual delivery schedule may differ from the tables below, potentially materially.

	A320neo	A321neo	Total Aircraft	Engines
Year Ending
2021	13	—	13	3
2022	9	5	14	4
2023	—	19	19	2
2024	—	19	19	2
2025	17	8	25	3
Thereafter	50	16	66	9

Total	89	67	156	23

During December 2017, we entered into an amendment to our previously existing master purchase agreement with Airbus. Pursuant to the amendment, we have a commitment to purchase an incremental 100 A320neo and 34 A321neo aircraft which were scheduled to be delivered through 2026. During July 2019, we entered into an amendment to the previously existing master purchase agreement that included the conversion of 15 A320neo aircraft to A321neo aircraft and in December 2020, we entered into an amendment to convert an additional 18 A320neo aircraft to A321neo aircraft, which both also updated the timing of original scheduled delivery dates as reflected in the table above. Additionally, we entered into subsequent amendments that allow us to convert 18 A320neo aircraft to A321XLR aircraft and, therefore, the conversion is not reflected in the table above. The existing and incremental purchase commitments were amended during the fourth quarter of 2020 and are reflected in the table above, with deliveries to occur through 2028.

During April 2020, we entered into an agreement with Pratt & Whitney for a purchase commitment to supply all engines and the related maintenance services for the incremental order book. These deliveries will begin in 2022 and are expected to occur through 2027. In addition, Pratt & Whitney will supply a certain number of spare engines from 2022 through 2029. These commitments are reflected within the table above and in the future commitments below.

The following table includes our contractual obligations as of December 31, 2020, for the periods in which payments are due:

	2021	2022-2023	2024-2025	Thereafter	Total
Long-term debt(1)	$101	$58	$150	$48	$357
Interest commitments(2)	6	10	8	4	28
Operating lease obligations	427	784	704	829	2,744
Flight equipment purchase obligations	683	1,847	2,561	3,898	8,989
Maintenance deposit obligations(3)	3	6	6	12	27

Total	$1,220	$2,705	$3,429	$4,791	$12,145

(1)

Includes principal only associated with our PDP Financing Facility due through 2022, our floating rate building note through 2023, the Treasury Loan through 2025, our affinity card unsecured debt due through 2029, the PSP Promissory Note through 2030. See Note 9 to our consolidated financial statements.

(2)	Represents interest on long-term debt.
(3)	Represents fixed maintenance reserve payments for aircraft and spare engines, including estimated amounts for contractual price escalations.

As of December 31, 2020, all 104 aircraft in our fleet were subject to operating leases. These leases expire between 2021 and the end of 2032. Leases for eight of our aircraft could generally be renewed at rates based on fair market value at the end of a lease term for a four-year extension. Prior to our adoption of ASU 2016-02 on January 1, 2019, aircraft leases were classified as operating leases and therefore the obligations associated with those leases were not reflected in our consolidated balance sheets. As of January 1, 2019, all lease liabilities with corresponding right-of-use assets for operating leases have been recognized in the consolidated balance sheets.

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases, which are not reflected in our consolidated balance sheets for periods prior to our adoption of ASU 2016-02 on January 1, 2019. Aircraft rent expense related to operating leases was $277 million for the year ended December 31, 2018 including supplemental rent expense of $5 million for maintenance related reserves as required by our lessors that were deemed non-recoverable and $15 million related to probable lease return condition obligations. As of December 31, 2020, in response to the COVID-19 pandemic, the Company was granted $33 million in rent payment deferrals which are not included within aircraft rent expense for the year ended December 31, 2020. These payment deferrals will be recognized in 2021 as aircraft and station rent expense as such amounts are paid.

We have various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, we are party to joint and several liability regarding damages. Under others, where we are a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure.

Our aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring us, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. We believe that our insurance would cover most of our exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of our aircraft and other financing transactions include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered and the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

We have also made certain guarantees and indemnities to other unrelated parties that are not reflected on our consolidated balance sheets which we believe will not have a significant impact on our results of operations, financial condition or cash flows.

We have no other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, specifically with respect to aircraft fuel, as well as interest and foreign exchange rate risk. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially due to changes in the price and availability of aircraft fuel and are also impacted by the number of aircraft in use and the number of flights we operate. Aircraft fuel represented approximately 29% of total operating expenses for the years ended December 31, 2018 and 2019 and 21% for the year ended December 31, 2020. Unexpected changes in the pricing of aircraft fuel or a shortage or disruption in the supply could have a material adverse effect on our business, results of operations and financial condition. Our strategy has been primarily to purchase out-of-the-money call options which are intended to provide protection against a large upward movement in fuel prices, while also allowing us to participate in any material fall in fuel prices. While this has been our strategy, we entered into collars during 2019 that resulted in significant payment in 2020 when the price of fuel went below the put. The fair value of our fuel derivative contracts as of December 31, 2018 and 2019 was a net asset of $7 million and $5 million, respectively. As of December 31, 2020, we had no fuel cash flow hedges for future fuel consumption. We had no collateral posted against fuel-related derivatives as of December 31, 2018, 2019, or 2020.

We measure our fuel derivative instruments at fair value, which is determined using standard option valuation models that use observable market inputs including contractual terms, market prices, yield curves, fuel price curves and measures of volatility. Changes in the related commodity derivative instrument cash flows may change by more or less than the fair value based on further fluctuations in futures prices. Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. As of December 31, 2020, no assets and liabilities were associated with a fuel and interest rate derivative instruments.

Interest Rates. We are subject to market risk associated with changing interest rates, due to LIBOR-based interest rates on our PDP credit facility, floating rate building note, PSP Promissory Note, Treasury Loan and our affinity card advance purchase of mileage credits. With respect to the PDP credit facility, we are exposed to interest rate risk through aircraft lease contracts for the time period between agreement of terms and commencement of the lease, where portions of the rental payments are adjusted and become fixed based on the seven or nine year swap rate. As part of our risk management program, we enter into contracts in order to limit the exposure to fluctuations in interest rates. During the year ended December 31, 2019 and 2020, the Company paid upfront premiums of $10 million and $4 million, respectively, for the option to enter into and exercise cash settled swaps with a forward starting effective date. As of December 31, 2020, the Company has hedged $440 million in aircraft rent payments for 11 aircraft to be delivered by the end of the next year.

Foreign Exchange. We have de minimis foreign currency risks related to our station operating expenses denominated in currencies other than the U.S. dollar, primarily the Mexican peso, Dominican Republic peso and Canadian dollar. Our revenue is U.S. dollar denominated.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We adopted the new standard as of January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on our consolidated financial statements during the year ended December 31, 2019 or the year ended December 31, 2020.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). This ASU and subsequently issued amendments requiring most leases with durations greater than 12 months to be recognized on the balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018. We adopted the new standard as of January 1, 2019. See Note 10 to our consolidated financial statements for more information.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss impairment methodology with an “expected loss” model which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for annual periods beginning after December 15, 2019 and interim reporting periods within those reporting periods. We adopted the new standard as of January 1, 2020, which did not have a material impact on our results of operations or financial position as of the adoption date.

INDUSTRY BACKGROUND

As of December 31, 2019, there were 10 scheduled airlines of significant size operating in the United States, each with a domestic market share as provided in the table below:

Carrier	Domestic Market share for the year ended December 31, 2019(1)
Big Four Carriers
American Airlines	19.3%
Delta Air Lines	20.9%
Southwest Airlines	24.1%
United Airlines	13.6%
Middle Three Carriers
Alaska Airlines	5.1%
Hawaiian Airlines	1.5%
JetBlue Airways	5.1%
Ultra Low-Cost Carriers
Frontier Airlines	3.3%
Allegiant Travel Company	2.3%
Spirit Airlines	4.7%

(1)	Only includes the identified carriers listed above and based on total domestic passengers for the year ended December 31, 2019 according to DOT data, inclusive of mainline and regional operations.

Within these three market share-based categories, these carriers may be further segmented by operating strategy into legacy network airlines, LCCs and ULCCs. As a result of a series of merger transactions, there are presently three very large legacy network carriers in the United States, American Airlines, Delta Air Lines and United Airlines, which together with Southwest Airlines, which classifies itself as an LCC, are commonly referred to as the “Big Four” carriers. There are presently two additional legacy network carriers in the United States, Alaska Airlines and Hawaiian Airlines, which together with JetBlue Airways, which classifies itself as an LCC, are commonly referred to as the “Middle Three” carriers. Finally, there are presently three ULCCs in the United States, Frontier, Allegiant and Spirit.

The largest three legacy airlines offer scheduled flights to most large cities within the United States and abroad (directly or through membership in one of the global airline alliances: oneworld, SkyTeam or Star Alliance) and also serve numerous smaller cities. These airlines operate predominantly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching airlines. While hub-and-spoke systems result in low marginal costs for each additional passenger, they also result in high fixed costs. The unit costs incurred by legacy network carriers to provide the gates, airport ground operations and maintenance facilities needed to support a hub-and-spoke operation are generally higher than those of the point-to-point network typically operated by low-cost carriers and ultra low-cost carriers. Aircraft schedules at legacy network carriers also tend to be inefficient to meet the requirements of connecting banks of flights in hubs, resulting in lower aircraft utilization and crew productivity. Serving a large number of markets of different sizes requires the legacy carriers to have multiple aircraft types along with the related complexities and additional costs for crew scheduling, crew training and maintenance. As a result, legacy network carriers typically have higher cost structures than other airlines due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service.

The legacy network carriers supplement their networks by entering into marketing, codeshare and/or joint venture arrangements with other airlines and/or by contracting with regional airlines, such as Air Wisconsin Airlines, Envoy Air (formerly American Eagle), Horizon Air, Mesa Airlines, Republic Airways and SkyWest Airlines. Several regional airlines are wholly-owned subsidiaries of legacy network carriers. Regional airlines generally enter into capacity purchase agreements with one or more major airlines under which the regional airline agrees to use its smaller aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location. In exchange for such services, the regional airline’s capacity purchase agreement with the legacy network carrier typically provides an agreed upon margin on the regional airline’s fixed operating costs and passes through variable costs, such as fuel, to the major airline scheduling and selling the seats on the flight. Less commonly, regional airlines receive a pro rata portion of the total fare generated in a given market. While the use of a regional carrier provides a legacy network carrier with the ability to outsource labor at lower rates and access smaller aircraft on less traveled routes, such operations tend to operate with higher unit costs than the mainline operations of the legacy network airlines.

In addition to American Airlines, Delta Air Lines and United Airlines, Alaska Airlines and Hawaiian Airlines, while smaller, have a similar product offering to the legacy network carriers and primarily serve particular regions of the United States with a service offering that includes network hubs and multiple classes of service. On December 14, 2016, Alaska Airlines acquired Virgin America making it the fifth largest airline in the United States in terms of total domestic revenue passenger miles (RPMs).

LCCs largely developed in the wake of deregulation of the U.S. airline industry in 1978, which permitted competition on many routes for the first time and thereby introduced fare competition on those routes. LCCs generally have lower cost structures than legacy network carriers, which permits them to offer flights to and from many of the same markets as the legacy network carriers, but at lower prices. As initially conceived, LCCs flew direct, point-to-point flights, a system that tends to improve aircraft and crew scheduling efficiency, but results in somewhat less convenient flight schedules and services to fewer markets compared to the hub-and-spoke system used by legacy network carriers. In addition, LCCs historically served major markets through secondary, lower cost airports in the same region as those major population markets, provided only a single class of service, thereby avoiding the significant incremental cost of offering premium-class services, and operated fleets with only one or at most two aircraft families in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and minimize aircraft maintenance costs. As the LCC model has developed in the United States, carriers in this category have begun to exhibit some of the characteristics of the legacy network airlines such as, depending on the carrier, a premium class of service, schedules that accommodate connecting traffic and service to high-cost airports in major markets, including slot-controlled airports. The largest airlines based in the United States that define themselves as LCCs are Southwest Airlines and JetBlue Airways.

The emerging category of airlines operating in the United States are carriers that have developed a business model as a ULCC. This operating strategy was pioneered by Ryanair in Europe and was built on the model initially adopted by the LCCs, but combined with a focus on increased aircraft utilization, increased seat density and the unbundling of revenue sources aside from ticket prices with multiple products and services offered for additional cost. ULCCs have significantly lower unit costs than the legacy network carriers and the LCCs. In addition, ULCCs are capable of driving significant increases in passenger volumes as a result of their low fares. The airlines executing ULCC operating strategies in the United States are Allegiant and Spirit, in addition to ourselves. There are also parties who have announced their intention to start-up new ULCC airlines. For the year ended December 31, 2020, Allegiant had revenue of $1.0 billion and Spirit had revenue of $1.8 billion, compared to our revenue of $1.3 billion. Allegiant, Spirit and ourselves ended 2020 with fleets of 95, 157 and 104 aircraft, respectively. Our operating strategy is differentiated from both Allegiant and Spirit, as we incorporate a unique combination of ULCC business attributes. For example, similar to Spirit and unlike Allegiant, we operate a high-utilization model. Similar to Allegiant and unlike Spirit, we operate many routes on a less-than-daily basis and have a significant route network presence outside of large metropolitan airports.

According to the DOT, there were approximately 590 million domestic passenger journeys in the United States during the year ended December 31, 2019, and the five-year (year ended December 31, 2014 to December 31, 2019) compound annual growth rate for domestic passenger journeys was approximately 5.5%.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time that Spirit adopted a ULCC model in 2007, three European ULCCs, EasyJet, Ryanair and Wizz Air, already had more than 4.5 times the number of aircraft in operation as domestic competitors Allegiant and Spirit. The size of the European ULCCs’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. Over the 15-year period from the end of 2004 to 2019, according to World Bank and public filings of other carriers, total passenger volume in Europe had a compound annual growth rate of approximately 4.8%, of which approximately 76% was attributable to ULCC growth and market stimulation. During the same 15-year period, Europe’s three largest consolidated airline groups (International Consolidated Airlines Group (“IAG”), Lufthansa Group and Air France-KLM) and the three European ULCCs grew passengers at a compound annual growth rate of approximately 4.7% and 12.4% respectively. Prior to the COVID-19 pandemic, over the last ten years, this passenger growth has coincided with a period of stability and expanding profitability margins for both the consolidated groups and the ULCCs. According to historic schedule data, the three European ULCCs grew their intra-Europe, excluding Turkey and Russia, market share as measured by seat capacity from approximately 15% in the year ended December 31, 2007 to 24% in the year ended December 31, 2014 and to 30% in the year ended December 31, 2019. In the United States, at the time of Spirit’s conversion to the ULCC model in 2007, ULCCs held an approximately 1% domestic United States market share as measured by seat capacity for the year ended December 31, 2007, which, including the conversion of Frontier to the ULCC model in 2014, grew to approximately 4% for the year ended December 31, 2014 and to approximately 8% for the year ended December 31, 2019, which remains significantly below the level of European ULCCs. In addition, according to each airline’s most recent fiscal year public filings, European ULCCs, including Ryanair, EasyJet and Wizz Air, had 938 aircraft in operation in 2020, and have had a 9.2% compound annual growth rate in the number of aircraft since 2007. By comparison, U.S. ULCCs had 356 aircraft in 2020 and have had a compound annual growth rate in the number of aircraft of 7.9% since 2007 on a fleet that is less than 40% the size of the European ULCC fleet.

BUSINESS

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select near international destinations in the Americas. Our unique strategy is underpinned by our low-cost structure and superior low-fare brand. As of December 31, 2020, we had a fleet of 104 narrow-body Airbus A320 family aircraft, and a commitment to purchase 156 A320neo (New Engine Option) family aircraft by the end of 2028. During the years ended December 31, 2019 and 2020, we served approximately 23 million and 11 million passengers, respectively, across a network of approximately 110 airports.

In December 2013, we were acquired by an investment fund managed by Indigo, an affiliate of Indigo Partners, an experienced and successful global investor in ULCCs. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry with a significant history operating ULCCs. Working with Indigo and supported by a highly productive workforce, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services to our customers, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a leading low-fare airline and had seen a dramatic improvement to our profitability prior to COVID-19.

The implementation of Low Fares Done Right has significantly reduced our cost base by increasing aircraft utilization (prior to the COVID-19 pandemic), transitioning our fleet to larger aircraft, maximizing seat density, renegotiating the majority of our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with third-party specialists to provide us with select operating and other services. As a result of these and other initiatives, we were able to reduce our CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.55¢ for the year ended December 31, 2019, and our Adjusted CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.44¢ for the year ended December 31, 2019, an improvement of 30% and 31%, respectively. For the year ended December 31, 2020, our CASM (excluding fuel) was 7.53¢ and our Adjusted CASM (excluding fuel) was 8.63 ¢, which was principally a result of a reduced aircraft utilization as a result of the COVID-19 pandemic. For a discussion and reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The COVID-19 pandemic has presented significant challenges to the global airline industry since February 2020. We have experienced a significant decline in demand related to the COVID-pandemic, which has caused a material decline in our revenues and negatively impacted our business, operating results, financial condition and liquidity, with our cash burn being approximately $2 million per day on average during the year ended December 31, 2020. We have worked diligently to navigate such challenges by implementing disciplined capacity deployment and taking steps to protect liquidity and cash flow, and towards being an industry leader with respect to the implementation of new health and safety initiatives. Due to such efforts, we believe we are well positioned to take advantage of the anticipated demand recovery as vaccine distribution continues. As an example, throughout the pandemic, the U.S. airline industry has seen stronger domestic demand than international demand, and the segments of domestic travel that have recovered fastest have been VFR (visiting friends or relatives) and vacation travel (which together we refer to as leisure travel) in contrast to business travel, both of which are trends that we believe position us to outperform the airline industry as a whole. According to the Airlines Reporting Corporation, for the week ended February 21, 2021, the number of tickets purchased as a percentage of the same time period in 2019 was 54% for online travel agencies with a primary focus on leisure travel, 32% for traditional leisure/other agencies with a primary focus on leisure travel, and 15% for corporate agencies whose primary business model is managed corporate or government travel. We design our route network to capture low fare demand among leisure travelers and our three largest bases are Denver, Orlando and Las Vegas, which draw a significant proportion of leisure travelers. In the seven months ending February 29, 2020, according to a post-travel survey we conducted, 89% of our customers were leisure travelers. We believe the restrictions and health concerns that have depressed demand during the pandemic are also likely to lead to increased levels of pent-up demand for leisure travel once the effects of the pandemic decrease. As a result, we expect to see a significant recovery in our performance as the U.S. market recovers. Within our current network of approximately 110 airports served, we plan to strategically deploy our capacity where demand is highest during the recovery in order to more quickly return to normal capacity levels. More broadly, after being restricted from travel, we believe many customers will take advantage of the opportunity to travel more in the coming years. We also believe new working patterns and the increasing growth of work from home will lead to increasing numbers of employees choosing to live remotely from their office location. We believe this trend will lead to an increased number of shorter leisure trips by Americans. We believe our low fares, supported by our low cost structure, will enable us to grow our network and take advantage of new demand patterns as they arise. We also believe that we will expand our relative unit cost advantage as compared to those airlines which borrowed more heavily through the pandemic. Furthermore, we believe that low-cost airlines have historically recovered more quickly than the airline industry overall following past crises, including the 1991 Gulf War, the 2001 Terrorist Attacks and the late-2000s Financial Crisis. In the wake of these crises, low-cost airlines have further expanded the magnitude of their superior margin profile and profitability relative to the airline industry as a whole.

The leisure-driven recovery has been evident even pre-vaccine. According to the Airlines Reporting Corporation, for the week ended February 21, 2021, the number of tickets purchased as a percentage of tickets purchased in the same time period in 2019 was 54% for online travel agencies with a primary focus on leisure travel, 32% for traditional leisure/other agencies with a primary focus on leisure travel, and 15% for corporate agencies whose primary business model is managed corporate or government travel. These numbers compare to 7%, 7% and 4%, respectively, for tickets purchased the week ended April 12, 2020, the week of the largest percentage decline in ticket purchases during the pandemic, as a percentage of tickets purchased in the same time period in 2019.

COVID-19 has differentially impacted demand by passenger age with a proportionally greater decrease in demand from older passengers during the pandemic resulting in a lower overall average passenger age as compared to pre-pandemic levels. With elders generally prioritized for early vaccination, to date in 2021, we have observed increases in the share of passengers aged 55+ booking tickets as compared to the share of passengers aged 55+ flown in December 2020.

In addition to low unit costs and our focus on leisure travel, a key component of our Low Fares Done Right model has been to attract customers with low fares and garner repeat business by delivering a high value, family-friendly customer experience with a more upscale look and feel than historically experienced on ULCCs globally. For instance, we currently offer flexible optional services through both unbundled and bundled service options. Our bundled options include The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes, and priority boarding, all at an attractive low price and available only on our website, and The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy for our customers. We also promote and sell products in-flight to enhance the customer experience. Our brand and product are family-friendly, featuring popular animals on our aircraft tails, novelty cards for children and we provide certain offers tailored for families including our Kids Fly Free program. We reward our repeat customers through our Frontier Miles (formerly EarlyReturns) frequent flyer program, and we also offer our Discount Den membership program, which provides subscribers with exclusive access to some of our lowest fares. In addition to enhancing the customer experience, these offerings have helped us to increase our ancillary revenues from $12.80 per passenger in 2013 to $57.11 per passenger in 2019 and $62.45 per passenger in 2020.

Low Fares Done Right differentiates Frontier from the historical ULCC model by providing a more dependable and higher quality customer service experience than traditionally offered by such carriers. We pioneered this concept in the United States through our disciplined approach to operational integrity and by using a modern fleet with comfortable cabin seating and other amenities, including extra seat padding and our Stretch extra space seating option on all of our flights. Our commitment to operational integrity is reflected in our approach to recruiting, workforce training and employee engagement, which we believe enables us to offer a standardized and predictable travel experience. We believe the association of our brand with our ability to achieve a high level of operational performance will continue to differentiate us from the other U.S. ULCCs and enable us to generate greater customer loyalty.

The combination of low unit costs, high quality service and dependability that makes Low Fares Done Right successful has enabled us to successfully diversify our network across a wide range of leisure destinations as well as implement a network strategy that primarily targets markets where our low fares stimulate demand. Our current network is geographically diversified across the United States and our top five cities for the year ended December 31, 2020 were Denver (20% of departures), Orlando (11%), Las Vegas (8%), Philadelphia (4%), and Phoenix (3%). As a leisure focused airline, the preferences of our customers allow us to fly a low average frequency to and from individual destinations as our customers are generally not focused on frequency but instead on getting the best value for travel. Our schedule of flights available for sale as of February 2021 includes 335 nonstop routes across a network of approximately 110 airports, at an average frequency of 0.6 flights per day, as compared to an average frequency of 1.8 flights per day for all U.S. carriers of significant size based on publicly available information with each route, on average, representing less than 0.3% of our total capacity.

We believe that using low fares to stimulate demand positions us to benefit from significant growth opportunities, including as the U.S. market recovers from the COVID-19 pandemic. On the 111 routes where we began nonstop service during the second or third quarter of 2017 or the second or third quarter of 2018, and continued to serve for at least three of the six months preceding September in the year following our market entry. DOT data indicates passenger volume grew by approximately 41% in total, as measured by comparing passenger volume in the six months ending September 30th in the year prior to our entry (2016 or 20147, respectively) compared to passenger volume in the six months ending September 30th in the year after our entry (2018 or 2019, respectively). At the end of those periods, our market share of passenger volumes on such routes was approximately 24% which represented approximately 34% of passenger volumes on such routes during the six-month period prior to our entry into the market. We believe our entry into new markets stimulates substantial passenger volume growth because of our ability to offer significantly lower fares than other airlines. On the same 111 routes noted above. DOT data indicates our average gross fare, including most taxes and fees, was approximately $67, as compared to an average gross fare of approximately $148 on all other U.S. airlines of significant size, for the six months ending September 30th of the year following our entry.

Based upon our analysis of the most recently available annual DOT data, during the year ended December 31, 2019, passengers on over 273 million U.S. domestic routes paid a fare that was at least 30% above our cost basis per passenger during the same period for the stage length associated with such fares. Such domestic routes were operated by non-ULCCs, are within the range of A320 family aircraft and exclude routes arriving or departing from federally slot-controlled airports, routes operating entirely within the state of Hawaii and routes with a market size of less than 100 passengers per day each way. As a result, and assuming the continued recovery of the U.S. market from the COVID-19 pandemic, we believe that there are a significant number of markets in which we could operate profitably with our low fares, and we believe our entry into such markets could drive substantial passenger growth in those markets.

We believe we are also in a better position than the other U.S. ULCCs to capitalize on this market stimulation opportunity because of our strong presence in high-demand markets and underserved markets, including mid-sized cities. We believe we have an opportunity to provide service on approximately 518 additional domestic routes between airports within our existing network that are not currently served by a ULCC, while Spirit has the opportunity to serve up to approximately 214 additional domestic routes, and Allegiant has the opportunity to serve up to approximately 152 additional domestic routes using the same criteria. Average industry-wide daily passenger volumes on these opportunity routes the year ended December 31, 2019 were approximately 308,000, 149,000 and 84,000, respectively, based on the most recent available annual DOT data. Such domestic routes are currently not operated by ULCCs, are within the range of A320 family aircraft, and exclude routes arriving or departing from federally slot-controlled airports and routes with a market size of less than 100 passengers per day each way.

According to the DOT, there were approximately 590 million domestic passenger journeys in the United States during the year ended December 31, 2019, and the five-year (year ended December 31, 2014 to December 31, 2019) compound annual growth rate for domestic passenger journeys was approximately 5.5%. Based upon the foregoing, and subject to the U.S. market fully recovering from the COVID-19 pandemic, we believe that over the next 10 years there is an opportunity for U.S. ULCCs to stimulate demand of approximately 159 million incremental annual domestic passengers, as compared to the year ended December 31, 2019, when U.S. ULCCs flew approximately 69 million passengers.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time that Spirit adopted a ULCC model in 2007, three European ULCCs, EasyJet, Ryanair and Wizz Air, already had more than 4.5 times the number of aircraft in operation as domestic competitors Allegiant and Spirit. The size of the European ULCCs’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. Over the 15-year period from the end of 2004 to 2019, according to World Bank and public filings of other carriers, total passenger volume in Europe had a compound annual growth rate of approximately 4.8%, of which approximately 76% was attributable to ULCC growth and market stimulation. During the same 15-year period, Europe’s three largest consolidated airline groups (International Consolidated Airlines Group (“IAG”), Lufthansa Group and Air France-KLM) and the three European ULCCs grew passengers at a compound annual growth rate of approximately 4.7% and 12.4% respectively. Prior to the COVID-19 pandemic, over the last ten years, this passenger growth has coincided with a period of stability and expanding profitability margins for both the consolidated groups and the ULCCs. According to historic schedule data, the three European ULCCs grew their intra-Europe, excluding Turkey and Russia, market share as measured by seat capacity from approximately 15% in the year ended December 31, 2007 to 24% in the year ended December 31, 2014 and to 30% in the year ended December 31, 2019. In the United States, at the time of Spirit’s conversion to the ULCC model in 2007, ULCCs held an approximately 1% domestic United States market share as measured by seat capacity for the year ended December 31, 2007, which, including the conversion of Frontier to the ULCC model in 2014, grew to approximately 4% for the year ended December 31, 2014 and to approximately 8% for the year ended December 31, 2019, which remains significantly below the level of European ULCCs. In addition, according to each airline’s most recent fiscal year public filings, European ULCCs, including Ryanair, EasyJet and Wizz Air, had 938 aircraft in operation in 2020, and have had a 9.2% compound annual growth rate in the number of aircraft since 2007. By comparison, U.S. ULCCs had 356 aircraft in 2020 and have had a compound annual growth rate in the number of aircraft of 7.9% since 2007 on a fleet that is less than 40% the size of the European ULCC fleet.

Our History

We were incorporated in September 2013 as a newly-formed corporation initially wholly-owned by an investment fund managed by Indigo to facilitate the acquisition of Frontier and its holding company from Republic. That acquisition was completed on December 3, 2013. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry with significant history operating ULCCs. Working with Indigo, our management team developed and implemented our unique strategy, Low Fares Done Right.

Indigo Partners is a private equity fund focused on investing in air transportation companies, with current investments in other ULCC airlines, including JetSMART based in Chile.

Our Business Model

Our business model is based on our unique Low Fares Done Right strategy. While our strategy is similar to the business models utilized by other ULCCs, including with respect to low-cost structure, low fares and flexible optional services, we believe Low Fares Done Right differentiates us from other U.S. ULCCs as a result of our focus on delivering a higher quality, family-friendly customer experience with a more upscale look and feel than traditionally than historically experienced on ULCCs globally. From the perspective of our customers, our business model provides a product offering that combines low base fares with dependable customer service, a customer-friendly digital platform, a rewarding frequent flyer program, a modern fleet, comfortable cabin seating, flexible optional services and operational integrity.

Our Competitive Strengths

Our competitive strengths include:

Our Low-Cost Structure. Our low-cost structure, built around low aircraft ownership cost, fuel efficiency and low operational costs, is our key strategic advantage. Our unit costs, measured by Adjusted CASM including net interest, were among the lowest in the industry for the year ended December 31, 2020. Our Adjusted CASM including net interest, stage length adjusted to 1,000 miles, for the year ended December 31, 2020 was 10.30¢, compared to an average of 16.52¢ for the airlines we refer to as the “Big Four” carriers (American Airlines, Delta Air Lines, Southwest Airlines and United Airlines), an average of 16.25¢ for the airlines we refer to as the “Middle Three” carriers (Alaska Airlines, Hawaiian Airlines and JetBlue Airways), 8.35¢ for Allegiant and 10.00¢ for Spirit, respectively. Comparatively, for the year ended December 31, 2019 prior to the impacts of the pandemic, our Adjusted CASM including net interest, stage length adjusted to 1,000 miles was 7.84¢, compared to an average of 11.70¢ for the big Four carriers, an average of 11.70¢ for the Middle Three carriers, 8.79¢ for Allegiant and 8.09¢ for Spirit, respectively. Our low-cost structure is driven by several factors:

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High Aircraft Utilization. Prior to the COVID-19 pandemic, we operated with high aircraft utilization, averaging 12.2 hours per day during the year ended December 31, 2019. This compares to the domestic mainline utilization average of 10.4 hours per day for the Big Four carriers, an average of 10.6 hours per day for Middle Three carriers, and an average of 12.3 and 8.0 hours per day for Spirit and Allegiant, respectively, in each case, as measured for the year ended December 31, 2019. For the year ended December 31, 2020, our aircraft utilization decreased to 8.0 hours per day due to the impacts of the COVID-19 pandemic, including significantly reduced capacity and the related grounding of many of our aircraft.

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Modern Fleet and Attractive Order Book. We operate a modern fleet comprised solely of Airbus A320 family aircraft, which are recognized as having high reliability and low operating costs. Operating a single family of aircraft provides us with several operational and cost advantages, including the ability to optimize crew scheduling, training and maintenance. Since 2013, we have steadily reduced the number of A319ceo aircraft (150 seats) in our fleet, replacing them with larger and more fuel-efficient A320ceo aircraft, A320neo aircraft (180 to 186 seats) and A321ceo aircraft (230 seats) and, commencing in 2022, A321neo aircraft (up to 240 seats). As of December 31, 2020, the average age of our fleet was approximately four years and we have taken delivery of 87 new aircraft since the start of 2015. In addition, we have an attractive order book of 156 new, fuel-efficient A320neo family aircraft. As of December 31, 2019, we maintained the youngest average fleet age of any U.S. airline of significant size based on the latest public reports of each carrier and our present fleet plan contemplates maintaining an average fleet age of approximately four years through December 31, 2024. As of December 31, 2019, we believe we had the highest adoption rate of new engine technology aircraft (consisting of the A220, A320neo family, A330neo, A350 and similar aircraft from other manufacturers) (as a percentage of total fleet) among U.S. airlines. Based on currently announced fleet plans, we expect to maintain the highest adoption rate of new engine technology aircraft of any U.S. ULCC in the near term.

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Fuel-Efficient Fleet. In 2019, we had the most fuel-efficient fleet of all U.S. carriers of significant size when measured by ASMs per fuel gallon consumed. For the year ended December 31, 2019, ASMs per fuel gallon consumed were 97.5 as compared to the weighted industry average of 68.1 based on public reports of each carrier. The A320neo family aircraft that we continue to place in service are expected to continue delivering approximately 15% improved fuel efficiency compared to the prior generation of A320ceo family aircraft. For the year ended December 31, 2020, our ASMs per fuel gallon consumed increased to 104.5, as a result of grounding our least fuel-efficient aircraft due to the COVID-19 pandemic.

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High Capacity Fleet. We increased the seat density on our A319ceo aircraft from 138 seats to 150 seats and the seat density on our prior generation of A320ceo aircraft from 168 seats to 180 seats during 2015. Across our entire fleet, we have increased our average seats per departure from 145 seats in 2013 to 191 seats during the year ended December 31, 2020, a 32% increase. Our entire fleet features new and lightweight slim-line seats, which eliminate excess weight and reduce fuel consumption per seat. As of January 2021, we had the highest seat density per A320ceo/neo and A321ceo aircraft operated by any U.S. airline.

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Low-Cost Distribution Model. For the years ended December 31, 2018, 2019 and 2020, approximately 71%, 73% and 76%, respectively, of our tickets were sold directly to customers through our direct distribution channels, including our website and mobile app, our low cost distribution channels. We also reduced our distribution costs per passenger following the renegotiation of the majority of our distribution agreements in 2020.

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Highly Productive Workforce and Third Party Specialist Providers. Prior to the COVID-19 pandemic, we had a highly productive workforce which delivered and maintained a high quality of service to our customers, with 4,625 passengers supported per full time equivalent employee for the year ended December 31, 2019. In 2019, we also entered into new collective bargaining agreements with several of our union-represented employee groups. For the year ended December 31, 2020, we had 2,259 passengers supported per full time equivalent employee.

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Outsourcing Model. We outsource our non-core functions, including customer call centers, lost bag services, ground handling services and catering services. The outsourcing model not only enables us to provide high quality services at low costs, but also provides flexibility for us to align our costs with capacity and demand.

Our Brand. We believe establishing our brand as a leading low-fare airline enhances our ability to generate customer loyalty. The strength of our brand is demonstrated by our significant number of repeat customers. According to a January 2019 survey we conducted with respect to recent customers who had flown with us at least once, 91% of survey respondents were repeat customers and 69% had flown with us two or more times during the previous 12 months. The key features of our brand include:

•	Significant customer value delivered through low fares with the choice of reasonably priced unbundled and bundled options, including The Works and The Perks.

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Family-friendly elements that appeal to a large audience, such as an attentive staff, popular animals on our aircraft tails, novelty cards for children and certain offers tailored for families including our Kids Fly Free program.

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A commitment to sustainability and environmental responsibility, including our position as “America’s Greenest Airline” as measured by fuel efficiency in 2019. Our 2019 fuel savings of 125 million gallons, as compared to the average of other U.S. airlines, per information included in the public reports of each carrier, is equivalent to flying the distance of 130 missions to the moon and back at our 2019 average fuel burn rate, or in carbon savings, equivalent to eliminating 18.6 billion plastic bottles, eliminating 438 billion plastic straws, or the benefit of growing 18 million trees for a decade. In 2017, we moved our headquarters to a LEED Certified building, which was designed to achieve energy savings, water efficiency and lower CO2 emissions.

•	Industry leading healthy travel initiatives, including being the only U.S. airline conducting temperature screenings for all passengers and crew prior to boarding.

•	A carefully curated aesthetic for our livery, our website and mobile app, uniforms, seat design and on-board products, which are designed to look and feel more upscale than traditional ULCCs.

•	A strong online presence with a customer-friendly digital platform that includes our passenger reservation system, improved website and mobile app.

•	Our modern fleet with amenities such as extra seat padding and our Stretch seating option, which provides a comfortable 33-inch seat pitch.

•	An enhanced frequent flyer program, Frontier Miles, and Discount Den membership program.

Our Network Management. We plan our route network and airport footprint to focus on profitable existing routes and new routes where we believe our business model will stimulate demand and growth, including those where we expect demand to be highest during the U.S. recovery from the COVID-19 pandemic. This strategy enabled us to reduce the seasonality of our revenue, improve utilization, lower unit costs, increase revenues and enhance profitability from 2013 through 2019. The key features of our network include:

•	A broad geographic footprint, which enables us to service a wide range of VFR and vacation destinations.

•	A strong presence in high-demand markets and underserved markets, including mid-sized cities.

•	A disciplined and methodical approach to both route selection and the removal of underperforming routes.

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An operational platform that includes nationwide crew and maintenance bases, creating access to lower-risk growth opportunities while maintaining high operational standards and enabling high utilization.

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A codeshare arrangement with Volaris, a ULCC based in Mexico and an affiliate of Indigo Partners, which enables both carriers to sell tickets and connecting itineraries on select routes within the airlines’ combined networks. We believe this is the world’s first ULCC codeshare arrangement.

Our Talented ULCC Leadership Team. Our management team has extensive day-to-day experience operating ULCCs and other airlines.

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Barry L. Biffle, our President and Chief Executive Officer, previously served as Chief Executive Officer of VivaColombia, Executive Vice President for Spirit and held various management roles with US Airways and American Eagle Airlines, a regional airline subsidiary of American Airlines.

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James G. Dempsey, our Executive Vice President and Chief Financial Officer, previously served as Treasurer and Head of Investor Relations for Ryanair after serving in management roles within the advisory practice of PricewaterhouseCoopers.

•	Daniel M. Shurz, our Senior Vice President, Commercial, previously served in various roles with United Airlines and Air Canada.

•	Howard M. Diamond, our Senior Vice President, General Counsel and Corporate Secretary, previously served as Vice President, General Counsel and Corporate Secretary for Thales USA.

•	Jake F. Filene, our Senior Vice President, Customers, previously served as our Deputy Chief Operating Officer and as Vice President, Airport Services and Corporate Real Estate for Spirit Airlines.

•	Trevor J. Stedke, our Senior Vice President, Operations, previously served as Vice President, Aircraft Technical Operations for Southwest Airlines.

Low Fares Done Right—Our Business Strategy

Our goal is to offer the most attractive option for air travel with a compelling combination of value, product and service, and, in so doing, to grow profitably and enhance our position among airlines in the United States. Through the key elements of our business strategy, we seek to achieve:

Low Unit Costs. We intend to strengthen and maintain our low unit costs, including by:

•	Maintaining high utilization levels once the U.S. market recovers from the COVID-19 pandemic.

•	Utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft.

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Increasing the average size and seat capacity of the aircraft in our fleet through the continued introduction and operation of new 186-seat A320neo and up to 240-seat A321neo aircraft, and the exit of A319ceo aircraft.

•	Taking a disciplined approach to our operational performance in order to reduce disruption.

A Superior Low-Fare Brand. In order to enhance our brand and drive revenue growth, we intend to continue to deliver a higher-quality flight experience than historically offered by ULCCs globally and generate customer loyalty by:

•	Continuing to offer attractive low fares.

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Expanding our marketing efforts, including through the addition of new animals for each of our new aircraft, particularly highlighting endangered species on our signature animal tails, to continue to position our brand as a family- and environmentally-friendly ULCC.

•	Continuing to improve penetration of our bundle options, including The Works and The Perks.

•	Further enhancing our Frontier Miles offering to improve reward opportunities for our branded credit card customers.

•	Providing our customers a dependable, reliable, on-time and friendly travel experience.

Strong Growth Driven by an Expanding and Efficient Network. We believe that our cost structure enables us to fly to more places profitably than any other U.S. airline, and we strategically focus on routes that we believe are the most profitable. We intend to continue to utilize our disciplined and methodical approach to expand our network in an efficient manner, including by:

•	Strategically deploying our capacity where demand is highest during the recovery from the COVID-19 pandemic.

•	Continuing to take advantage of opportunities in overpriced and/or underserved markets across the U.S. and select international destinations in the Americas.

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Leveraging our diverse geographic footprint and existing crew and maintenance base infrastructure to take advantage of lower-risk network growth opportunities while maintaining high operational standards.

•	Utilizing our low-cost structure to offer low fares which organically drive growth through market stimulation.

•	Continuing to rebalance our network to mitigate seasonal fluctuations in our results.

•	Focusing on what we believe are the most profitable opportunities where our cost differential drives the largest competitive advantage.

Strong Liquidity and Capital Structure. We intend to maintain our strong capital structure, which enables us to obtain financing for our aircraft pursuant to attractive operating leases, in order to support our growth strategies and the expansion of our fleet and network.

Our largest sources of liquidity as of December 31, 2020 totaled $963 million and were comprised of:

•	Our cash, cash equivalents and restricted cash, of which we had a balance of $378 million as of December 31, 2020.

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$424 million available to borrow under the loan we received from the United States Department of the Treasury (the “Treasury Loan”) as of December 31, 2020. The Treasury Loan has a five-year term ending September 28, 2025, is collateralized by our co-branded credit card arrangement and bears an annual interest rate based on adjusted LIBOR plus 2.5%. We may borrow additional amounts in up to two subsequent borrowings until May 28, 2021, subject to satisfaction of certain conditions precedent in the Treasury Loan Agreement, including maintenance of a collateral coverage ratio of 2.0 to 1.0 and compliance with the relevant provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). See “Description of Principal Indebtedness—Treasury Loan Agreement”.

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$161 million of income tax receivables expected to be collected in 2021, primarily resulting from the net operating losses generated in 2020 and permitted under the CARES Act to be carried back to 2015 and 2016 tax years (pre-Tax Cuts and Jobs Act) in which a federal 35% tax rate applied.

Additionally, subsequent to December 31, 2020, we entered into the Payroll Support Program Extension Agreement (the “PSP2 Agreement”), which provided us with at least an incremental $140 million in liquidity. We received the first installment in the amount of $70 million on January 15, 2021.

As of December 31, 2020, our capital structure was comprised of the following (please refer to “Notes to Consolidated Financial Statements - 9. Debt”):

•	$141 million of the available $150 million under the secured, revolving line of credit from our PDP Financing Facility.

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$15 million from our pre-purchased miles facility. The facility cannot be extended above $15 million until full extinguishment of the Treasury Loan pursuant to the CARES Act. Upon full extinguishment of the Treasury Loan, the pre-purchased miles facility amount is to be reset annually based on the aggregate amount of fees payable to us by Barclays on a calendar year basis, up to an aggregate maximum facility amount of $200 million.

•	$183 million in loans from the CARES Act, comprised of $150 million under the Treasury Loan, and $33 million under the PSP Promissory Note.

•	$18 million under the floating rate building note.

COVID-19 Response

The COVID-19 pandemic has and continues to present significant challenges to the global airline industry since February 2020, but we have worked diligently to navigate such challenges by implementing disciplined capacity deployment, and taking steps to protect liquidity and cash flow, and further strengthening our health and safety initiatives.

Capacity Recovery

For the year ended December 31, 2020, our capacity, as measured by available seat miles, declined by approximately 40% as compared to the year ended December 31, 2019. While we experienced a modest uptick in demand during the latter half of the second quarter and into the third and fourth quarters of 2020, demand was negatively impacted by a resurgence of COVID-19 cases in certain domestic markets. The length and severity of the decline in demand due to the impacts of the COVID-19 pandemic is uncertain and, as such, we expect the adverse impact to persist during 2021. As the pace and breadth of COVID-19 vaccination grows, however, we believe the leisure travel demand recovery will accelerate, particularly during the second half of 2021.

Capitalizing on our low cost structure and leisure travel focus, we plan to deploy capacity at or above pre-pandemic levels as leisure demand recovers, which we expect to occur well in advance of total airline demand returning to pre-pandemic levels.

Health & Safety Measures

We are an industry leader in healthy travel initiatives and are currently the only U.S. airline conducting temperature screenings for all passengers and crew prior to boarding. Anyone with a temperature of 100.4 degrees Fahrenheit or higher is denied boarding as a step to better protect other passengers. Additionally, we have implemented sweeping health and safety enhancements affecting every step of a customer’s travel journey with the airline. Such initiatives include requiring face coverings that must be worn by all customers and team members throughout every flight maintaining social distance with signage, boarding process changes, partitions, and a health acknowledgement. Prior to completing check-in via the Company’s website or mobile app, passengers are required to confirm that (i) neither they nor anyone in their household has exhibited COVID-19 related symptoms in the 14 days preceding the flight, (ii) they will wash or sanitize their hands before boarding the flight, and (iii) they understand and acknowledge our covering policy and pre-boarding temperature screening policies.

We also introduced a fogging disinfectant to our already stringent aircraft cleaning and sanitation protocols, which provides a safe, certified disinfecting solution proven to be effective against viruses. The fogging includes virtually every surface in the passenger cabin. Planes are wiped down every night with additional disinfectant. During flight, main cabin air is a mix of fresh air drawn from outside and air that has been passed through an air filtration system that features HEPA filters capable of capturing respiratory virus particles at more than 99.9% efficiency, similar to those used in hospital environments, with air exchange up to every three minutes.

Our Fares and the Choices We Offer

We provide low-fare passenger airline service primarily to leisure travelers. Our low fares are designed to stimulate demand from price-sensitive travelers and consist of a base fare, plus taxes and governmental fees. For the years ended December 31, 2018, 2019 and 2020, our total revenue per passenger was $108.65, $109.91, and $111.23, respectively.

We combine our low fares with flexible optional services for an additional cost. Such additional options include carry-on and checked baggage, advance seat selection, our extended-legroom Stretch seats, ticket changes and cancellations, refundability, and commissions from the sale of hotel rooms, rental cars and trip insurance. Our bundled options include The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes and priority boarding, all at an attractive low price and available only on our website, and The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes. We also promote and sell products in-flight to enhance the customer experience. In 2016, we also introduced a new convenient onboard payment system that enables customers to bundle products together to save money, make multiple purchases with a single credit card transaction and provide gratuities to our flight attendants. We reward our repeat customers through our Frontier Miles (formerly EarlyReturns) frequent flyer program and also offer our Discount Den membership program, which provides subscribers with exclusive access to some of our lowest fares. In addition to enhancing the customer experience, these offerings have helped us to increase our ancillary revenues from $12.80 per passenger in 2013 to $57.11 per passenger in 2019 and $62.45 per passenger in 2020. Additionally, in the third quarter of 2018, we restructured our change fees, eliminating and reducing certain fees for changes made in advance of departure. Our other revenues also include services such as our Frontier Miles affinity credit card program and commissions revenue from the sale of items such as rental cars and hotels.

The following table represents our revenue, on a per-passenger basis for the periods presented:

	Year Ended December 31,
	2018	2019	2020
Fare revenue per passenger	$54.72	$52.80	$48.78
Non-fare passenger revenue per passenger	51.20	54.33	58.66
Other revenue per passenger	2.73	2.78	3.79

Total revenue per passenger	$108.65	$109.91	$111.23

Route Network

The low unit cost, high quality of service and dependability that make Low Fares Done Right successful have enabled us to successfully diversify our network across a wide range of leisure destinations as well as implement a network strategy that primarily targets high demand or underserved markets, where our low fares stimulate new traffic flows.

During the year ended December 31, 2020, we served approximately 110 airports throughout the United States and international destinations in the Americas. In addition, during the year ended December 31, 2020, 41% of our flights had Denver International Airport as its origin or destination and approximately 19% of our ASMs were produced on flights departing Denver. The following five cities were the next most significant in terms of share of our ASMs: Orlando (11%), Las Vegas (9%), Philadelphia (4%), Cleveland (3%) and Chicago (3%). Together, these six cities made up a majority of our ASMs. While our primary focus is to capture point-to-point demand on the nonstop routes that we serve, we also sell connecting itineraries, providing us with the opportunity to capture demand across a large number of routes beyond our nonstop footprint.

Below is a map of the destinations we serve as of our scheduled flights available for sale as of February 2021:

We use publicly available data related to existing traffic, fares and capacity in domestic markets as well as other data sources to identify growth opportunities. To monitor the profitability of each route, we analyze monthly profitability reports as well as actual and forecast advanced bookings. We routinely make capacity adjustments within our network based on the financial performance of our markets, and we discontinue service in markets where we determine that long-term profitability is not likely to meet our expectations.

Since our acquisition in December 2013, we have broadened our network, with 16 of the approximately 110 airports where we operate having nonstop service to 10 or more destinations within our flights available for sale as of February 2021. In addition, as of February 2021, we were one of the top three airlines by number of destinations served in 28 of the approximately 110 airports where we operate. By continuing to add routes between other markets, we expect to leverage our brand and our existing base of loyal customers in these markets to enable us to grow our share of revenue in such markets. We expect to utilize our current footprint to further diversify our route network, provide growth into additional strategic markets and expand our customer base as we gain new customers in such markets. We are not currently pursuing the expansion of our network to, or our existing operations at, any of the three federally slot controlled airports (New York LaGuardia, New York Kennedy, and Washington Reagan National) or any of the locally slot controlled airports in southern California (Orange County and Long Beach). However, if any slots at such airports were to become available on attractive terms, we would assess the viability of our expansion in such markets in a manner consistent with our broader network strategy.

While the COVID-19 pandemic has presented significant challenges to the management of our network, we believe we are well positioned to take advantage of the recovery as a result of our broad current footprint and focus on leisure travel, where the U.S. airline industry has seen strongest domestic demand during the pandemic. In 2021 and beyond, we plan to continue to strategically deploy our capacity where demand is highest during the recovery in order to increase our capacity metrics. While under the CARES Act and our related agreements with the Treasury, we are required to maintain a specified level of scheduled air transportation deemed necessary by the DOT to ensure that all routes we had scheduled air travel to before the COVID-19 pandemic are still served, such added schedule requirements have to date been immaterial in comparison to the routes that we had already planned to operate without the requirements in place, representing approximately 2% of the total ASMs operated by us between May and September 2020. As such, we do not expect them to significantly alter our route network plans.

As a result of the diversification of our network, we believe we are also in a better position than the other U.S. ULCCs to capitalize on current market stimulation opportunities. For instance, based upon our analysis of DOT data for the year ended December 31, 2019, we believe our network is more closely aligned with overall domestic passenger volumes as shown in the table below.

Market Size	Share of total U.S. Domestic Passengers	Share of Frontier Domestic Passengers	Share of Spirit Domestic Passengers	Share of Allegiant Domestic Passengers
Large (over 500 passengers per day each way)	46%	51%	69%	2%
Midsize (between 200 and 499 passengers per day each way)	23%	24%	20%	10%
Small (between 10 and 199 passengers per day each way)	31%	25%	11%	88%

As a result of the wide breadth of our network and extensive airport footprint, we believe we have an opportunity to provide service on approximately 518 additional domestic routes between airports within our existing network that are not currently served by a ULCC, while Spirit has the opportunity to serve up to approximately 214 additional domestic routes, and Allegiant has the opportunity to serve up to approximately 152 additional domestic routes using the same criteria. Average industry-wide daily passenger volumes on these opportunity routes, as reported in DOT data for the year ended December 31, 2019, were approximately 308,000, 149,000 and 84,000, respectively. Such domestic routes are currently not operated by ULCCs, are within the range of A320 family aircraft, and exclude routes arriving or departing from federally slot-controlled airports, and routes with a market size of less than 100 passengers per day each way.

DOT data indicates that the average fare per domestic journey for legacy airlines American, Delta and United in 2019 stood at $202, with the top 50% of customers paying an average fare of $294, and the other 50% paying an average of $110. If 10% of the demand mix shifts from the higher fare to the lower fare, the legacy airlines would need to charge $140 to lower fare customers in order to maintain the $202 average fare. Should the mix shift by 20% from the higher fare to the lower fare, the legacy airlines would need to increase the leisure fare to $162, an increase of $52 compared to the 2019 level, in order to maintain the $202 average fare. By comparison, Frontier’s average fare per domestic journey using the same DOT data in 2019 stood at $54, with the average fare for the top 50% standing at $85 and the other 50% at $24.

In January 2018, we entered into a codeshare arrangement with Volaris and in August 2018, we began operating scheduled codeshare flights on certain flights with Volaris that are identified by our designator code. Conversely, Volaris is operating scheduled codeshare flights with Frontier, identified by their designator code. Any flight bearing a Frontier code designator that is operated by Volaris is disclosed in our reservations systems and on the customer’s flight itinerary, boarding pass and ticket, if a paper ticket is issued. As a result of the Volaris codeshare arrangement, our customers are able to purchase single ticket service on our route network and connect to Volaris’ route network. The codeshare arrangement also provides for codeshare fees and revenue sharing for the codeshare flights. See “Certain Relationships and Related Party Transactions—Codeshare Arrangement.”

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, codesharing relationships, and frequent flyer programs and redemption opportunities. Our competitors and potential competitors include legacy network carriers, LCCs, ULCCs and new entrant airlines. We typically compete in markets served by traditional network airlines, LCCs, the other U.S. ULCCs and regional airlines.

Our principal competitors on domestic routes are Alaska Airlines, Allegiant, American Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, Spirit and United Airlines. There are also parties who have announced their intention to start-up new ULCC airlines. With respect to the Big Four and Middle Three carriers, our principal competitive advantage is our low-cost structure, low base fares and our focus on the leisure traveler. We believe our low-cost structure allows us to price our fares at levels where we can be profitable while the Big Four and Middle Three airlines cannot. We believe the association of our brand with a high level of operational performance differentiates us from the other U.S. ULCCs and enables us to generate greater customer loyalty.

Overall, for the year ended December 31, 2020, the average Adjusted CASM (excluding fuel) of the Big Four carriers was 15.58¢, of the Middle Three was 14.57¢ and of ULCCs was 7.81¢.

The following table summarizes the RASM, Adjusted CASM (excluding fuel) and Adjusted CASM including net interest of the Big Four carriers, Middle Three carriers and ULCCs of significant size in the United States for the year ended December 31, 2019 and 2020. Adjusted CASM including net interest reflects the inclusion of interest expense and income as well as capitalized interest, which takes into account a significant component of the costs of an airline’s capital structure and is therefore a useful metric when taken into account in combination with earnings per share. We believe it is appropriate to provide cost data for airlines other than ULCCs because other carriers, including the Big Four and Middle Three, provide alternative service on most of the routes we fly and we believe that our relative cost advantage is a significant economic element that allows us to compete with those carriers while providing attractive fares to our customers.

	Adjusted CASM (Excluding Fuel)(1)(2)				Adjusted CASM + net interest(1)(3)				RASM(1)(4)
Carrier	Year Ended December 31, 2019		Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2020
Big Four Carriers
American Airlines	11.46	¢	17.69	¢	15.09	¢	20.89	¢	16.05	¢	12.11	¢
Delta Airlines	11.47	¢	15.61	¢	14.66	¢	18.65	¢	16.97	¢	11.87	¢
Southwest Airlines	9.62	¢	11.77	¢	12.38	¢	13.88	¢	14.26	¢	8.75	¢
United Airlines	10.44	¢	17.24	¢	13.74	¢	20.58	¢	15.18	¢	12.50	¢
Middle Three Carriers
Alaska Airlines	8.70	¢	12.25	¢	11.55	¢	14.37	¢	13.17	¢	9.61	¢
Hawaiian Airlines	9.54	¢	18.35	¢	12.22	¢	20.86	¢	13.75	¢	11.17	¢
JetBlue Airways	8.44	¢	13.12	¢	11.40	¢	15.60	¢	12.68	¢	9.04	¢
Ultra Low Cost Carriers
Frontier Airlines	5.44	¢	8.63	¢	7.65	¢	10.31	¢	8.92	¢	7.37	¢
Allegiant Travel Company	6.48	¢	6.92	¢	9.50	¢	9.00	¢	11.38	¢	7.54	¢
Spirit Airlines	5.55	¢	7.89	¢	8.08	¢	9.85	¢	9.17	¢	6.53	¢

(1)

See “Glossary of Airline Terms.” For a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

(2)

As formulated by each carrier in its public reports or, if not reported, derived from or based upon information included in such public reports, excluding, among other things, special charges, non-airline business expenses and fuel. Adjusted CASM (excluding fuel) is not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

(3)

Adjusted CASM including net interest is calculated and derived from information included in the public reports of each carrier with certain adjustments, excluding, among other things, special charges and non-airline business expenses, as available. For Frontier, Adjusted CASM including net interest reflects the sum of Adjusted CASM and Net interest expense (income) excluding special items per ASM. Adjusted CASM including net interest is not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

(4)

If not provided by each carrier in its public reports, RASM has been calculated as total operating revenue divided by total available seat miles. RASM is not determined in accordance with GAAP, may not be comparable across all carriers and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element of our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets. However, there can be no assurance that we will be successful in doing so and, given the high levels of excess capacity among U.S. airlines generally as a result of the COVID-19 pandemic, we expect to face significant discounted fares competition as the U.S. market recovers. See also “Risk Factors—Risks Related to Our Industry—The airline industry is exceedingly competitive, and we compete against legacy network carriers, low-cost carriers and other ultra low-cost carriers; if we are not able to compete successfully in our markets, our business will be materially adversely affected.”

Many airlines have marketing alliances and codeshare arrangements with other airlines, under which they market and advertise their status as a marketing alliance, as well as provide for codesharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. We currently do not have any marketing alliances or codeshare arrangements with U.S. or foreign airlines, other than the codeshare arrangement we entered into with Volaris in 2018. Please see “Risk Factors—Risks Related to Our Industry—Our lack of membership in a marketing alliance or codeshare arrangement (other than with Volaris) could harm our business and competitive position.”

Distribution

We primarily sell our product through direct distribution channels, including our website, mobile app and our call center with our website and mobile app serving as the primary platforms for ticket sales. Approximately 71%, 73% and 76% of our total tickets sold for the years ended December 31, 2018, 2019 and 2020, respectively, were sold directly to our customers through these distribution channels. Sales through our website and mobile app represent our low cost distribution channels.

We also offer the option to purchase tickets through third parties, such as travel agents who access us through GDSs (e.g., Amadeus, Galileo, Sabre and Worldspan) and select OTAs (e.g., Priceline and websites owned by Expedia, including Orbitz and Travelocity). Third-party channels represented approximately 29%, 27% and 24% of sales for the years ended December 31, 2018, 2019 and 2020, respectively. We maintain a zero percent standard commission policy for travel agency bookings worldwide unless local regulations mandate that we pay a commission. We also have agreements with all the leading GDSs. GDSs provide flight schedules and pricing information and allow travel agents to electronically book a flight reservation without separately contacting our reservations facility.

Marketing and Brand

According to a post-travel survey we conducted, in the seven months ending February 29, 2020, 89% of our customers were leisure travelers. Our principal marketing message to our customers is our Low Fares Done Right strategy. Consistent with our ULCC business model, we use a simple marketing message to keep marketing costs low and we regularly offer promotional base fares of $29 or less.

Our principal marketing tools are our proprietary email distribution list consisting of over seven million email addresses, our Frontier Miles frequent flyer program and our Discount Den subscription service as well as advertisements in online, television, radio and other channels. Our objective is to use our low prices, superior customer service, price-based promotions and creativity to produce viral marketing programs that are cost effective.

In 2014, we redesigned the livery of our aircraft in order to enhance our brand. Our new and improved livery includes our unique and Frontier stylized “F” that was first introduced in 1978, our website address, a large arrow that was first adopted on a fleet of our predecessor’s DC-3s and signature Frontier green color scheme. In addition, each of our aircraft features one of our widely-recognized animals on its tail and is named after such bird or animal. We utilize these animals in several of our online marketing campaigns and on the novelty cards we distribute to children onboard. In 2019, we introduced an initiative to highlighting endangered species on our signature animal tails.

We spent approximately 5.1%, 5.2% and 6.2% as a percentage of total revenues on marketing, brand and distribution during the years ended December 31, 2018, 2019 and 2020, respectively.

Loyalty and Membership Programs

We redesigned and enhanced our Frontier Miles frequent flyer program in 2018. The new program includes a number of attractive new customer benefits, including new family pooling benefits and new elite status levels (Elite50K and Elite100K). The Frontier Miles World Elite MasterCard is the primary vehicle whereby customers earn mileage credits and our frequent flyer program is geared specifically towards supporting adoption and continued use of the credit card. The credit card now includes higher spending benefits, including the ability to earn bonus mileage credits on Frontier and restaurant purchases. In addition, every card member who spends over a certain threshold on the card in any calendar year receives a Frontier voucher.

Frontier Miles offers award travel on every flight without blackout dates. All award tickets are subject to redemption fees, which are waived for all Frontier Elite Members and certain other bookings in advance of travel dates. There are three types of travel awards: Value Award Tickets require the lowest mileage credits, Standard Award Tickets are more widely available at double the mileage credit requirement and the highest mileage credit requirement Last Seat Availability Award Tickets are exclusively available to Frontier Elite Members. The program also calculates a year-end status level, and mileage credits never expire as long as a customer earns mileage credits at least every six months.

The Discount Den is an annual subscription-based service that allows members exclusive access to the lowest fares on offer and first access to seats when our selling schedule is extended. Members pay an annual fee to join the Discount Den.

Customers

We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. In addition, we believe our product is particularly attractive to families, featuring popular animals on our aircraft tails, novelty cards for children and certain offers tailored for families, including our Kids Fly Free program and a staff that is committed to our goal of providing excellent customer service. Overall, our business model is designed to deliver what we believe our customers want: low fares and a high-quality flight experience. While we are not focused on stimulating business travel, we believe our low fares do attract a significant number of small business travelers who may be more sensitive to travel costs.

Operational Performance

We are committed to delivering excellent operational performance, which we believe will strengthen customer loyalty and attract new customers. The DOT publishes statistics regarding measures of customer satisfaction for domestic airlines, including on-time performance and completion factor. In addition, the DOT can assess civil penalties for failure to comply with certain customer service obligations. We are also periodically subject to audit by the DOT. The ranges of on-time performance and completion factor for the 10 airlines of significant size in the United States ranged from 71.3% to 87.5% and 85.5% to 97.8% and we ranked 6th and 4th, respectively, for the year ended December 31, 2020. According to the DOT, for domestic routes only, our performance under operational performance measures for the years ended December 31, 2018, 2019 and 2020 was as follows:

	Year Ended December 31,
	2018(3)	2019	2020
On-Time Performance(1)	69.4%	73.1%	83.9%
Completion Factor(2)	98.1%	98.3%	94.9%

(1)	Percentage of our scheduled flights that were operated by us that were on-time (within 15 minutes).
(2)	Percentage of our scheduled flights that were completed by us, whether or not delayed (i.e., not cancelled), derived from DOT cancellation statistics.
(3)

From June to November 2018, we experienced disruptions to our flight operations during our labor negotiations with ALPA, which materially impacted our on-time performance and completion factor. Upon reaching a tentative agreement in December 2018, our flight operations returned to normal.

Fleet

We fly only Airbus A320 family aircraft, which provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we can retain the benefits of a fleet composed of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

As of December 31, 2020, we had a fleet of 104 Airbus single-aisle aircraft, consisting of four A319ceos, 19 A320ceos, 60 A320neos and 21 A321ceos. The average age of the fleet was approximately four years as of December 31, 2020 and we have taken delivery of 87 new aircraft since the start of 2015. As of December 31, 2020, all 104 aircraft in our fleet were financed under operating leases. As of December 31, 2020, the operating leases for seven, four, six, four and eight aircraft in our fleet were scheduled to terminate during 2021, 2022, 2023, 2024 and 2025, respectively. We intend to replace those 29 aircraft with newly-delivered A320neo family aircraft. In December 2018, we completed the sale-leaseback of our six owned aircraft. As a result, all aircraft in our fleet were financed with operating leases as of December 2018.

We have a firm purchase commitment with Airbus to acquire 156 A320neo (New Engine Option) family aircraft and 23 additional spare aircraft engines by the end of 2028. In response to the COVID-19 pandemic, we came to an agreement with Airbus to defer four deliveries into 2021. We may elect to supplement these deliveries by additional acquisitions from the manufacturer or in the open market if demand conditions merit. Except to the extent set forth in the applicable accompanying footnotes, the table does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time. Our fleet and engine commitments as of December 31, 2020 were comprised of the following aircraft:

	A320neo	A321neo	Total Aircraft	Engines
Year Ending
2021	13	—	13	3
2022	9	5	14	4
2023	—	19	19	2
2024	—	19	19	2
2025	17	8	25	3
Thereafter	50	16	66	9

Total	89	67	156	23

During October 2019, the Company entered into an amendment to the previously existing master purchase agreement that allows the Company to convert 18 A320neo aircraft to A321XLR aircraft and, therefore, the conversion is not reflected in the table above. Additionally, we amended our aircraft delivery order book with Airbus in December 2020 which has been reflected in the chart above.

Our A319ceos equipped with two over-wing exits accommodate 150 passengers (compared to 145 on Spirit, 132 on Delta Air Lines, up to 128 on United Airlines and 128 on American Airlines), our A320ceos/neos accommodate up to 186 passengers (compared to up to 186 on Allegiant, up to 182 on Spirit, up to 162 on JetBlue Airways, 157 on Delta Air Lines, and 150 on Alaska Airlines, United Airlines and American Airlines) and our A321ceos accommodate 230 passengers (compared to 228 on Spirit, up to 200 on JetBlue Airways, 191 on Delta Air Lines and up to 187 on American Airlines).

In December 2018, we accelerated a component of our fleet plan by completing the sale-leaseback of our six owned aircraft, which included four A319ceo aircraft and two A320ceo aircraft. Once the four A319ceo leases terminate in December 2021, we expect that we will no longer operate any A319ceo aircraft and will exclusively operate A320ceo, A320neo, A321ceo and A321neo aircraft moving forward.

Aircraft Fuel

Aircraft fuel is one of our largest expense representing 29%, 29% and 21% of our total operating costs for the years ended December 31, 2018, 2019 and 2020, respectively. Our entire fleet features new and lightweight slim-line seats, which eliminate excess weight and reduce fuel consumption per seat. For the year ended December 31, 2020, we had the most fuel-efficient fleet of all U.S. carriers of significant size. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. Our historical fuel consumption and costs were as follows:

	Year Ended December 31,
	2018	2019	2020
Gallons consumed (millions)	261	289	162
Average price per gallon	$2.25	$2.22	$2.08

Average price per gallon includes related fuel fees and taxes as well as effective fuel-hedging gains and losses.

We have historically maintained an active hedging program designed to reduce our exposure to sudden, sharp increases in fuel prices. We regularly review our fuel hedging program and, accordingly, the specific hedging instruments we use, the amount of our future hedges and the time period covered by our hedge portfolio vary from time to time depending on our view of market conditions and other factors. Among the hedging instruments we have used in the past and may use in the future include swaps and collar contracts on jet fuel, FFPs, which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods, and call options. As of December 31, 2020, we had no fuel cash flow hedges for future fuel consumption. Our results for the year ended December 31, 2020 include $82 million in losses associated with fuel hedges primarily as a result of the precipitous decline in jet fuel prices caused by the COVID-19 pandemic, which created a significant liability position at the settlement of our collar trades. These losses included $52 million relating to the de-designation of fuel hedges resulting from the COVID-19 pandemic on the fuel quantities where consumption was not deemed probable.

Maintenance and Repairs

We have a FAA mandated and approved maintenance program, which is administered by our technical operations department. Our maintenance technicians undergo extensive initial and recurrent training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance and component service.

Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We categorize our line maintenance into four classes of stations, with each class categorized by the scope and complexity of work performed. The majority of and the most extensive line maintenance we and our specialist partners perform is conducted in Denver, Chicago, Cleveland, Orlando, Atlanta and Las Vegas.

Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 20 months. Engine overhauls and engine performance restoration events are quite extensive and can take two months. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events. We expect to begin the initial planned engine maintenance overhauls on our new engine fleet approximately four to six years after the date of manufacture and introduction into our fleet, with subsequent engine maintenance every four to six years thereafter. Due to our relatively small fleet size and projected fleet growth, we believe contracting with third-party specialists for all of our heavy maintenance, engine restoration and major part repair, is more economical. We have entered into a long-term flight hour agreement for our engine overhaul services and an hour-by-hour basis agreement for component services. We also contract with third-party specialists for our heavy airframe maintenance. These contracts cover the majority of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

As of December 31, 2020, the operating leases for seven, four, six, four and eight aircraft in our fleet were scheduled to terminate during the remainder of 2021, 2022, 2023, 2024 and 2025, respectively. In certain circumstances, such operating leases may be extended. Prior to such aircraft being returned to lessors, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases.

We currently have an obligation to purchase 156 aircraft by the end of 2028. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a “maintenance holiday”) because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are required. Once these maintenance holidays expire, these aircraft will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. See “Risk Factors—Risks Relating to Our Business—Our maintenance costs will increase over the near term, and we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet.”

Human Capital Resources

As of December 31, 2020, we had 5,005 employees, consisting of 1,589 pilots, 2,587 flight attendants, 28 flight dispatchers, 117 aircraft technicians, 38 aircraft appearance agents, 22 material specialists, 14 maintenance controllers and 610 employees in administrative roles.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random and post-accident drug testing.

We focus on hiring highly productive employees and, where feasible, designing systems and processes around automation and the utilization of third-party specialists in order to maintain our low-cost base. With respect to pilots, given the pilot shortage being experienced by parts of the industry, particularly regional airlines, one of our operational priorities is to maintain a robust pipeline of qualified pilot candidates. We intend to maintain our pipeline through the continuation of the recruiting and selection arrangements that we have entered into with several regional airlines that are not affiliated with any of the legacy network airlines. Under these mutual recruiting and selection arrangements, we jointly recruit, interview and select candidates to become Frontier pilots after successfully meeting defined training and flight experience requirements with one of the feeder regional airlines. We have found these arrangements to be beneficial to our company because we are able to identify an attractive flow of pilot candidates and to be beneficial to the feeder regional airline because it is better able to recruit entry level pilots if it is able to offer those candidates an opportunity to graduate to a mainline airline, such as Frontier. In addition, under these arrangements, once we have selected a regional airline’s pilot for our career development program, the regional airline will not provide such pilot with an opportunity to participate in any similar programs with any other airline. Each of these arrangements is terminable at will by either party upon 60 days’ notice. In addition, we believe we are an attractive employer for pilots as a result of our strong growth, which provides our pilots with career progression opportunities and enables them to achieve substantial pay increases under the collective bargaining agreement. For example, as a result of our continuing fleet expansion, First Officers hired since late-2013 have been eligible for upgrade to Captain within 24 to 48 months of joining the company. As of December 31, 2020, our median pilot and flight attendant seniority was approximately five and three years, respectively.

We are committed to providing equal employment opportunities for all persons and prohibiting discrimination in all aspects of our operation, and have established employee business resource groups, including the Women’s Leadership Network and the Veterans’ Resource Group. We also partner with organizations such as the Latino Pilots Association, Girls in Aviation and RTAG (Rotary to Airline Group) to help foster opportunities and careers in aviation.

As of December 31, 2020, approximately 88% of our employees were represented by labor unions under collective-bargaining agreements. The table below sets forth our employee groups and status of the collective bargaining agreements with each as of December 31, 2020:

Employee Groups	Number of Employees	Representative	Status of Agreement/ Amendable Date
Pilots	1,589	Air Line Pilots Association (ALPA)	Amendable January 2024
Flight Attendants	2,587	Association of Flight Attendants (AFA-CWA)	Amendable May 2024
Dispatchers	28	Transport Workers Union (TWU)	Amendable December 2021
Material Specialists	22	International Brotherhood of Teamsters (IBT)	Amendable March 2022
Aircraft Appearance Agents	38	IBT	Amendable October 2023
Maintenance Controllers	14	IBT	Amendable October 2023
Aircraft Technicians	117	IBT	Amendable March 2024

The RLA governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board (“PEB”), may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by the U.S. Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. The U.S. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties.

During the fourth quarter of 2016, we ratified a new five-year collective bargaining agreement with the dispatchers. In February 2017 and March 2017, the aircraft technicians and material specialists contracts were ratified to include new amendable dates of February 2022 and March 2022, respectively. In October 2018, new five-year collective bargaining agreements were reached with the aircraft appearance agents and maintenance controllers, and in March 2019 a new five-year collective bargaining agreement was reached with the aircraft technicians.

In March 2016 and July 2015, our collective bargaining agreements with our pilots, represented by ALPA, and our flight attendants, represented by AFA, respectively, became amendable. In December 2018, we and the pilots, represented by ALPA, reached a tentative agreement, which was subsequently approved by the pilots and became effective in January 2019. The agreement has a term of five years and includes a significant increase in the annual compensation of our pilots as well as a one-time ratification incentive payment to our pilots of $75 million plus applicable payroll taxes. We entered into NMB mediation with the union representing our flight attendants, AFA-CWA, in July 2017 and in March 2019 we reached a tentative agreement, which was ratified in May 2019.

Safety and Security

We are committed to the safety and security of our passengers and employees. Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch, and station operations.

TSA is charged with aviation security for both airlines and airports. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for security of our personnel, customers, equipment and facilities are exercised throughout the operation. In September 2016, we introduced TSA Precheck for our flights to improve our customers’ airport experience.

We are also an industry leader in healthy travel initiatives and are currently the only U.S. airline conducting temperature screenings for all passengers and crew prior to boarding. Anyone with a temperature of 100.4 degrees Fahrenheit or higher is denied boarding as a step to better protect other passengers while flying. Additionally, we have implemented sweeping health and safety enhancements affecting every step of a customer’s travel journey with the airline. Such initiatives include requiring face coverings that must be worn by all customers and team members throughout every flight and a health acknowledgement. Prior to completing check-in via our website or mobile app, passengers are required to confirm that (i) neither they nor anyone in their household has exhibited COVID-19 related symptoms in the 14 days preceding the flight, (ii) they will wash or sanitize their hands before boarding the flight, and (iii) they understand and acknowledge the airline’s face covering policy and pre-boarding temperature screening policies.

Facilities

We lease or rent all of our facilities at the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service office, generally contain provisions for periodic adjustments of lease rates. We are typically responsible for maintenance, insurance and other facility-related expenses and services under these agreements. We also have entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

We primarily operate out of Concourse A at Denver International Airport under an operating lease that expires in December 2021 with two one year extension options. We currently use up to eleven gates within Concourse A. We have preferential access to nine of the Concourse A gates and common use access to the remaining two Concourse A gates. Our operating lease also includes a 154,900 square foot hangar, which includes office space and is where we provide certain maintenance on our aircraft.

Our second largest operation is at Terminal A at Orlando International Airport, where we operate under an airport lease agreement that provides us with the preferential use of five airport gates and access to up to two additional common-use gates. Our lease agreement extends through September 2024.

Our principal executive offices and headquarters are located in owned premises at 4545 Airport Way, Denver, Colorado 80239, consisting of approximately 90,000 square feet.

Insurance

We maintain insurance policies we believe are of the types customary in the airline industry and as required by the DOT, lessors and other financing parties. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism). Although we currently believe our insurance coverage is adequate, we cannot assure you that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Foreign Ownership

Under federal law and DOT policy, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and DOT policy currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, at least 51% of our total outstanding stock must be owned and controlled by U.S. citizens and no more than 49% of our stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the U.S. which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws—Limited Ownership and Voting by Foreign Owners.”

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international codesharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government. Our codeshare arrangement with Volaris is subject to regulatory oversight in the United States and Mexico. In the United States, we received a Statement of Authorization from the DOT in June 2018 to display Volaris’ designator on flights operated by us under the Codeshare Agreement. Likewise, in Mexico, codeshare authority was granted to Frontier by the Dirección General de Aeronáutica Civil (the “DGAC”) in June 2018 to display Frontier’s designator on flights operated by Volaris.

The U.S. government has negotiated “open skies” agreements with many countries, which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a liberalized bilateral air transport agreement which the DOT has determined has all of the attributes of an “open skies” agreement. Our flights to the Dominican Republic, Jamaica and Canada are governed by bilateral air transport agreements between the United States and such countries. Changes in U.S. aviation policies could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAA air carrier certificate.

Airport Access

In the United States, the FAA currently regulates the allocation of landing and takeoff authority, slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms which limit takeoffs and landings at three U.S. airports (Ronald Reagan Washington National Airport (DCA), and New York’s LaGuardia Airport (LGA) and JFK International Airport (JFK)), two of which we serve (DCA and LGA). In addition, John Wayne Airport (SNA) in Orange County, California and Long Beach Airport (LGB) in Long Beach, California, have a locally imposed slot system. Our operations at these airports generally require the allocation of slots or analogous regulatory authorizations. We currently have sufficient slots or operating authorizations to operate our existing flights, but there is no assurance that we will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental regulations and policies. Our ability to retain slots or operating authorizations is subject to “use-or-lose” provisions of the governing regulations, and our ability to expand service at slot-controlled airports similarly is limited. The DOT also regulates slot transactions between airlines.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, consumer notices and disclosures, customer complaints and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, codeshare disclosure and undisclosed display bias. The DOT also has adopted, and may adopt, rules on airline advertising and marketing practices. The DOT also has authority to review certain joint venture agreements, marketing agreements, codesharing agreements (where an airline places its designator code on a flight operated by another airline) and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Security Regulation

The TSA and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the U.S. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We are currently in compliance with all directives issued by such agencies.

Environmental Regulation

We are subject to various federal, state, foreign and local laws and regulations relating to the protection of the environment and affecting matters such as air emissions (including GHG emissions), noise emissions, discharges to surface and subsurface waters, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals.

In particular, in June 2015, the EPA issued revised underground storage tank regulations that could affect airport fuel hydrant systems and reissued the Multi-Sector General Permit for Stormwater Discharges from

Industrial Activities. Among other revisions, the reissued permit incorporates the EPA’s previously issued Airport Deicing Effluent Limitation Guidelines and New Source Performance Standards. In addition, California adopted a revised State Industrial General Permit for Stormwater Discharges on April 1, 2014, which became effective July 1, 2015. This permit places additional reporting and monitoring requirements on permittees and requires implementation of mandatory best management practices. Cost estimates to comply with the above permitting requirements have not been defined, but we, along with other airlines, would share a portion of these costs at applicable airports. In addition to the EPA and state regulations, several U.S. airport authorities are actively engaged in efforts to limit discharges of de-icing fluid to the environment, often by requiring airlines to participate in the building or reconfiguring of airport de-icing facilities. Such efforts are likely to impose additional costs and restrictions on airlines using those airports.

We are also subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

GHG Emissions

Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, in June 2015, the EPA announced a proposed endangerment finding that aircraft engine GHG emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare. If the EPA makes a final, positive endangerment finding, the EPA is obligated under the Clean Air Act to set GHG emissions standards for aircraft. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. On March 6, 2017, ICAO adopted new carbon dioxide certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards. In January 2021, the EPA finalized GHG emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by ICAO. Like the ICAO standards, the final EPA standards would not apply to engines on in-service aircraft. The final standards have been challenged by several states and environmental groups, and the Biden administration has announced plans to review these final standards along with others issued by the prior administration. The outcome of the legal challenge and administrative review cannot be predicted at this time.

In the event that such legislation or regulation is enacted in the United States or in the event similar legislation or regulation is enacted in jurisdictions where we operate or where we may operate in the future, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.

In addition, we are subject to the requirements of CORSIA, an international, market-based emissions reduction program adopted by ICAO in 2016. CORSIA is intended to achieve carbon-neutral growth in the international aviation sector from 2021 through 2035 by requiring airlines to compensate for the growth in CO2 emissions, relative to a predetermined baseline, of a significant majority of international flights through the purchase of carbon offsets or the use of low-carbon fuels. For each year from 2021 through 2029, CORSIA requires each airline to compensate for the rate of growth of the CO2 emissions of the aviation sector as a whole as determined by ICAO. Starting in 2030, CORSIA will require airlines to compensate for growth in CO2 emissions using a formula determined by ICAO that will combine the growth in aviation sector emissions and the growth in the individual airline’s emissions, with the proportion of the latter rising from at least 20 percent over the period 2030-2032 to at least 70 percent over the period 2033-2035.

ICAO originally defined the baseline as the average emissions from covered flights in 2019 and 2020. However, due to the impact of the pandemic on air travel, in June 2020 ICAO determined to remove 2020 from the baseline for the first few years of CORSIA implementation (2021-2023). Accordingly, we do not expect to be required to purchase offset credits over that period, unless the recovery in demand for international travel is unexpectedly strong and exceeds that of 2019 in those years.

At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily because of the difficulty in estimating the return of demand for international air travel in the recovery from the pandemic. There is also significant uncertainty with respect to the future supply and price of carbon offset credits and sustainable or lower carbon aircraft fuels that could allow us to reduce our emissions of CO2. In addition, as described above, we will not directly control our CORSIA compliance costs because our compliance obligations through 2029 are based on the growth in emissions of the global aviation sector and begin to incorporate a factor for individual airline operator emissions growth starting in 2030.

Noise

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system, subject to FAA review under the Airport Noise and Capacity Act (ANCA) of 1990. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if locally imposed regulations become more restrictive or widespread.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the Railway Labor Act. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

Future Regulations

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of December 31, 2020:

Name	Age	Position(s)
Non-Employee Directors
William A. Franke (2)(3)	83	Chairman of the Board
Andrew S. Broderick (1)	36	Director
Josh T. Connor (1)	46	Director
Brian H. Franke (3)	57	Director
Robert J. Genise (2)(3)	73	Director
Bernard L. Han (1)(3)	56	Director
Michael R. MacDonald (1)	69	Director
Patricia Salas Pineda (2)(3)	69	Director
Alejandro D. Wolff (2)	64	Director
Executive Officers and Employee Director
Barry L. Biffle	48	Director, President and Chief Executive Officer
James G. Dempsey	45	Executive Vice President and Chief Financial Officer
Howard M. Diamond	53	Senior Vice President, General Counsel and Secretary
Mark C. Mitchell	47	Chief Accounting Officer
Daniel M. Shurz	45	Senior Vice President, Commercial
Jake F. Filene	50	Senior Vice President, Customers
Trevor J. Stedke	50	Senior Vice President, Operations

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The following are brief biographies for each current non-employee director and each executive officer and employee director. When we refer to any of such persons’ service, to our company we are referring to service to Frontier Group Holdings, Inc. as well as our wholly-owned subsidiaries, Frontier Airlines Holdings, Inc. (“FAH”) and Frontier Airlines, Inc.

Non-Employee Directors

William A. Franke has served as Chairman of our Board of Directors since December 2013. Mr. Franke has served as managing partner of Indigo Partners LLC, a private equity fund focused on air transportation, since 2002. Mr. Franke was the chairman of America West Airlines, Inc., an airline later absorbed into a predecessor of American Airlines, from 1992 to 2001 and chief executive officer of America West Airlines from 1993 to 2001. He has served as chairman of the boards of directors of Wizz Air Holdings Plc, an airline based in Europe, since February 2005, and JetSMART Holdings Limited, the parent company of an airline based in South America, since February 2017, and has served on the board of directors of Concesionaria Vuela Compañía de Aviación, S.A.B. de C.V., an airline based in Mexico doing business as Volaris, since July 2010. Mr. Franke has also served on the boards of Enerjet Holdco, Inc., the holding company of an airline based in Canada, since December 2018, and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020. He also served as chairman of Spirit Airlines, Inc. from 2006 to 2013 and Tiger Aviation Pte. Ltd, a Singapore-based airline, from 2004 to 2009, and held directorships in Alpargatas S.A.I.C., an Argentina-based footwear and textiles manufacturer, from 1996 to 2007, and Phelps Dodge Corporation, a mining company, where he served as the lead outside director for several years, from 1980 to 2007. He previously served on a number of other publicly listed company boards of directors, including ON Semiconductor, Valley National Corporation, Southwest Forest Industries, Circle K Corporation, and Beringer Wine Estates Holdings, Inc. Mr. Franke holds a B.A. and an LLB from Stanford University and an honorary doctorate from Northern Arizona University. We believe Mr. Franke is qualified to serve on our Board of Directors due to his private equity experience in the air transportation industry, his prior directorships, his financial literacy and his general and airline business experience.

Andrew S. Broderick has served as a member of our Board of Directors since January 2018. Mr. Broderick is a managing director of Indigo Partners LLC, a private equity fund focused on air transportation, which he joined in July 2008. Mr. Broderick has served on the boards of directors of Wizz Air Holdings Plc, an airline based in Europe, since April 2019; JetSMART Airlines SpA, an airline based in Chile, since September 2018; and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020. Additionally, he has served as an alternate on the board of directors for Concesionaria Vuela Compania de Aviacion, S.A.B. de C.V., an airline based in Mexico doing business as Volaris, since July 2010. Prior to joining Indigo, Mr. Broderick was employed at a macroeconomic hedge fund and a stock-option valuation firm. Mr Broderick holds a B.S. in Economics and a B.A. in Spanish from Arizona State University and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Broderick is qualified to serve on our Board of Directors due to his experience in the airline industry, financial expertise and general and airline business experience.

Josh T. Connor has served as a member of our Board of Directors since August 2015. Mr. Connor is the founding partner of Connor Capital SB, LLC, an investment firm founded in December 2015. Since April 2017, he has served as a managing director and co-portfolio manager of infrastructure investing at Oaktree Capital Management, an asset management firm specializing in alternative investment strategies. From October 2013 to July 2015, Mr. Connor served as a managing director and co-head of the industrials banking group at Barclays Capital Inc., an international investment bank. While at Barclays, Mr. Connor also served as global head of transportation banking from April 2011 to October 2013. Prior to joining Barclays, Mr. Connor was with Morgan Stanley, an international investment bank, for 15 years, where he served as co-head of the global transportation and infrastructure investment banking group. Mr. Connor has served on the board of Copa Holdings SA, the parent company of Panamanian airline Copa Airlines, since January 2016, on the board of managers of Watco Companies LLC since December 2018 and as chairman of the board of Neighborhood Property Group, LLC since November 2020. Mr. Connor holds a B.A. in Economics from Williams College. We believe Mr. Connor is qualified to serve on our Board of Directors due to his private equity experience, his financial expertise and general business experience.

Brian H. Franke has served as a member of our Board of Directors since December 2013. Mr. Franke has been a principal of Indigo Partners LLC, a private equity fund focused on air transportation, since April 2004. Mr. Franke has served on the boards of directors of Concesionaria Vuela Compañía de Aviación, S.A.B. de C.V., an airline based in Mexico doing business as Volaris, since July 2010, including as board chair since April 2020; several entities within the JetSMART SpA group, an airline based in South America, since March 2017; and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020. He previously served on the boards of Tiger Aviation Pte. Ltd, a Singapore-based airline, from 2008 to 2010, and Tiger Airways Australia Pty Ltd., an Australian-based airline, from 2009 to 2010. Mr. Franke also serves on the University of Arizona Foundation board and its investment committee. Mr. Franke holds a B.S. from the University of Arizona and a Masters of International Management from the Thunderbird School of Global Management. We believe Mr. Franke is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Robert J. Genise has served as a member of our Board of Directors since March 2014. Mr. Genise has served as chairman of the board and manager of White Oak Aviation Management Services, LLC, an aircraft leasing and finance company, since January 2020. He has served on the board of directors of ALOFT AeroArchitects, formerly PATS Aircraft Systems, an aviation engineering and aircraft interiors company, since July 2014. Mr. Genise previously served as a board member of Aergen Aviation Finance Limited, a Dublin, Ireland aircraft leasing company, and served as chief executive officer of its wholly-owned subsidiary, Aergen Management Services, Inc., from 2014 to February 2019. Prior to this, Mr. Genise served as chief executive officer of DAE Capital, the aircraft leasing division of Dubai Aerospace Enterprise (DAE) Ltd., a global aerospace corporation, from 2007 to 2011. Mr. Genise was previously involved in the creation of two large aircraft leasing companies, Boullioun Aviation Services, Inc. and Singapore Aircraft Leasing Pte. Mr. Genise holds a B.A. from New York University, an M.B.A. from the University of Connecticut and a J.D. from Pace University. We believe Mr. Genise is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Bernard L. Han has served as a member of our Board of Directors since March 2014. Mr. Han has served as president and chief executive officer and a member of the board of directors of Frontier Communications Corporation, a nationwide telecommunications provider, since December 2019. In December 2020, Frontier Communications Corporation announced that Mr. Han would step down from his position as president and chief executive officer effective March 1, 2021, but would remain a member of the board of directors. He previously served as executive vice president of strategic planning at Dish Network Corp., a broadcast satellite service provider, from December 2015 to January 2018. Prior to that, Mr. Han served as the chief operating officer of Dish Network Corp. from April 2009 to December 2015 and as the chief financial officer of EchoStar Corporation, a global satellite services provider, from September 2006 to April 2009. He also served on the board of ON Semiconductor Corporation, a semiconductor manufacturer, from March 2012 to April 2015. From 2002 to 2005, Mr. Han served as the chief financial officer and executive vice president of Northwest Airlines Corp., an airline later absorbed into Delta Air Lines, Inc. From 1996 to 2002, Mr. Han held several executive positions at America West Airlines, Inc., an airline later absorbed into American Airlines, including executive vice president and chief financial officer and senior vice president of marketing and planning. From 1988 to 1995, Mr. Han held various finance and marketing positions at Northwest Airlines Corp. and American Airlines. Mr. Han holds a B.S., M.S. and M.B.A., all from Cornell University. We believe Mr. Han is qualified to serve on our Board of Directors due to his experience in the airline industry, financial expertise and general and airline business experience.

Michael R. MacDonald has served as a member of our Board of Directors since March 2017. Mr. MacDonald served as the president and chief executive officer and a member of the board of directors of DSW Inc., a publicly traded footwear retailer, from April 2009 to December 2015. Prior to joining DSW, Mr. MacDonald served as chairman and chief executive officer of Shopko Stores, a retail company, from May 2006 to March 2009. Prior to that time, Mr. MacDonald held executive positions at Saks Incorporated from 1998 to 2006, most recently as chairman and chief executive officer of the Northern Department Stores Group for six years. Prior to serving in that capacity, Mr. MacDonald held executive positions at Carson Pirie Scott, including the position of chairman and chief executive officer. Mr. MacDonald has served as a member of the board of directors of Ulta Beauty, Inc., a public company, since 2012. Mr. MacDonald holds a B.B.A. from the University of Notre Dame and an M.B.A. from the University of Detroit. We believe Mr. MacDonald is qualified to serve on our Board of Directors due to his business experience.

Patricia Salas Pineda has served as a member of our Board of Directors since March 2017. Ms. Pineda served as group vice president of Hispanic business strategy for Toyota Motor North America, Inc. from 2013 to October 2016. Previously, Ms. Pineda served Toyota Motor North America as group vice president, national philanthropy and the Toyota USA Foundation from 2004 until 2013. During this period, Ms. Pineda also served as general counsel and group vice president of administration from 2006 to 2008 and as group vice president of corporate communications and general counsel from 2004 to 2006. Prior to that, Ms. Pineda was vice president of legal, human resources and government relations, and corporate secretary of New United Motor Manufacturing, Inc., with which she had been associated since 1984. Ms. Pineda has served on the board of directors of Levi Strauss & Co., an apparel maker, since 1991. Ms. Pineda previously served on the boards of directors of Anna’s Linens, a specialty retailer of discounted home furnishings, and Eller Media Company (now known as Clear Channel Outdoor), an outdoor advertising company. Ms. Pineda is currently the chairwomen emeritus and a board member of the Latino Corporate Directors Association, and a member of the boards of directors of Cedars-Sinai Medical Center, the Latino Donor Collaborative, and Earthjustice. Ms. Pineda holds a B.A. in Government from Mills College and a J.D. from Boalt Hall School of Law at the University of

California, Berkeley. We believe Ms. Pineda is qualified to serve on our Board of Directors due to her expertise in governmental relations and regulatory oversight, corporate governance and human resources matters.

Alejandro D. Wolff has served as a member of our Board of Directors since July 2019. Mr. Wolff previously served as a managing director of Gryphon Partners LLC, a global advisory firm, from January 2014 to June 2016. Prior to that, Mr. Wolff spent thirty-four years with the U.S. Department of State, including posts as the U.S. Ambassador to the Republic of Chile (2010-2013) and U.S. Ambassador to the United Nations (2005-2010), before retiring in 2013 with the rank of Career Minister. Mr. Wolff has served on the boards of directors of Albemarle Corporation, a specialty chemicals company, since 2015, and JetSMART Holdings, a low-cost air carrier based in South America, since 2017. Mr. Wolff was previously a director of PG&E Corporation, an electric and gas utility in northern California, from April 2019 to June 2020, and of Versum Materials, a semiconductor materials company, from October 2016 to October 2019. Mr. Wolff holds a B.A. from the University of California at Los Angeles. We believe Mr. Wolff is qualified to serve on our Board of Directors due to his expertise in governmental relations and corporate governance.

Executive Officers and Employee Director

Barry L. Biffle has served as a member of our Board of Directors since March 2017, as our Chief Executive Officer since March 2016 and as our President since July 2014. From July 2013 to April 2014, Mr. Biffle served as chief executive officer of VivaColombia, an airline based in Medellín, Colombia. From February 2005 to July 2013, Mr. Biffle served as chief marketing officer of Spirit Airlines, Inc. From 2003 to 2005, Mr. Biffle served as managing director of marketing at US Airways. Mr. Biffle also held other key positions in network planning, sales and marketing while at US Airways. Prior to joining US Airways, Mr. Biffle held several management positions at American Eagle Airlines, a regional airline subsidiary of American Airlines, Inc. from 1995 to 1999. Mr. Biffle holds a B.A. from the University of Alabama. We believe Mr. Biffle is qualified to serve on our Board of Directors due to his experience in the air transportation industry and his general airline and business experience.

James G. Dempsey has served as our Executive Vice President and Chief Financial Officer since December 2019 and as our Chief Financial Officer since May 2014. From July 2006 to April 2014, Mr. Dempsey served as treasurer at Ryanair Holdings PLC. From 2003 to 2006, Mr. Dempsey served as head of investor relations at Ryanair. Prior to this, Mr. Dempsey served in various management roles with PricewaterhouseCoopers from 2000 to 2003. Mr. Dempsey holds a Bachelor of Commerce Degree from the University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Howard M. Diamond has served as our Senior Vice President, General Counsel and Corporate Secretary since July 2014. Mr. Diamond served as vice president, general counsel and corporate secretary of Thales USA, Inc., a diversified aerospace, defense and transportation company, from January 2008 to July 2014. Prior to that, Mr. Diamond served as chief counsel at BAE Systems Land and Armaments, f/k/a United Defense, LP from 2003 to 2008. Mr. Diamond began his legal career as an officer in the U.S. Army JAG Corps from 1994 to 1997, after which he served as a litigation associate from 1997 to 2001 at the law firm of Sherman & Howard. Mr. Diamond holds a B.A. from Wesleyan University and a J.D. from the University of Virginia School of Law.

Mark C. Mitchell has served as our Chief Accounting Officer since September 2015. From February 2007 to September 2015, Mr. Mitchell served in various leadership capacities for Starwood Hotels and Resorts Worldwide, Inc., or SHRW, a hotel and leisure company, including serving as the vice president, accounting (SHRW) from 2013 to 2015 and as the controller for Starwood Vacation Ownership, Inc., the timeshare brand of SHRW, from 2007 to 2015. Prior to this, Mr. Mitchell served in various controllership capacities at Equitable Resources, Inc. and HD Supply, Inc. from 2002 to 2006 and also held various roles at Deloitte LLP from 1995 to 2002, including that of audit manager. Mr. Mitchell is a CPA and holds a B.S. in Accounting from Indiana University and an M.B.A. from the University of Florida.

Daniel M. Shurz has served as our Senior Vice President, Commercial since January 2012. Mr. Shurz also served as our Vice President, Strategy and Planning from June 2009 to January 2012. Prior to that, Mr. Shurz served as vice president, network planning from August 2006 to April 2009 and director, business development from May 2005 to August 2006 at Air Canada. Mr. Shurz also served in various roles at United Airlines from 1996 to 2001. Mr. Shurz holds a B.A. from Cambridge University and an M.B.A. from the University of Chicago Booth School of Business.

Jake F. Filene has served as our Senior Vice President, Customers since March 2019. Prior to serving in this role, Mr. Filene served as our Deputy Chief Operating Officer since joining us in July 2017. Mr. Filene served as vice president, airport services and corporate real estate at Spirit Airlines, Inc. from January 2016 to June 2017, also holding that position from January 2012 to June 2013. He previously served as Spirit’s vice president, airport and inflight services from July 2013 to December 2015. Mr. Filene holds a B.A. from Vassar College and an M.B.A. from the University of North Carolina at Chapel Hill.

Trevor J. Stedke has served as our Senior Vice President, Operations since April 2019. Prior to this, he served as vice president, aircraft technical operations for Southwest Airlines from June 2012 until September 2018. Mr. Stedke has served as an Engineering Advisory Board member for Embry-Riddle Aeronautical University since June 2014. Mr. Stedke holds a B.S. in Aviation Engineering/Atmospheric Science from the Ohio State University and an M.S. in Engineering Management from the Christian Brothers University.

Board Composition

Our board of directors is presently comprised of 10 members. In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered three-year terms effective immediately prior to the completion of this offering. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors are Messrs. W. Franke and Connor and Ms. Pineda, and their terms will expire at the annual general meeting of stockholders to be held in 2022;

•	The Class II directors are Messrs. Han, MacDonald, Broderick and Wolff, and their terms will expire at the annual general meeting of stockholders to be held in 2023; and

•	The Class III directors are Messrs. Biffle. B. Franke and Genise, and their terms will expire at the annual general meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our outstanding common stock, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering require a majority stockholder vote for the removal of a director with or without cause. From and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our outstanding common stock, a majority stockholder vote will be required for removal of a director with cause (and a director may only be removed for cause). The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

An investment fund managed by Indigo owns more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the Nasdaq Stock Market rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the Nasdaq Stock Market rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation and nominating and corporate governance committees be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we expect to rely on certain phase-in provisions to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Stock Market rules, requiring that our audit committee be comprised exclusively of independent directors within one year of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Connor, Han, Genise, MacDonald, Wolff and Ms. Pineda are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Family Relationships

William A. Franke is the father of Brian H. Franke. Otherwise, there are no family relationships among any of our directors or executive officers.

Leadership Structure

We have historically separated the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the CEO, sets the agenda for board meetings and presides over meetings of the full board of directors.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and the audits of our financial statements. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company’s engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Messrs. Broderick, Connor, and MacDonald, with Mr. Han serving as the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board has determined that Mr. Han is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Select Global Market. Messrs. Han, Connor and MacDonald are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market. Our audit committee will consist of at least one member that is independent upon the effectiveness of our registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews our compensation philosophy, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates our performance in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also considers market trends in executive compensation with respect to the compensation of these officers. The compensation committee or a subcommittee thereof also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Messrs. Genise Wolff, and Ms. Pineda, with Mr. W. Franke serving as the chair of the committee.

In order for our compensation committee to continue to make recommendations or determinations with respect to executive compensation, such committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on the Nasdaq Stock Market and entirely of independent directors within one year from the date our common stock is listed on the Nasdaq Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the Nasdaq Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Messrs. Genise and Wolff and Ms. Pineda meets the definition of “independent director” for purposes of the Nasdaq Stock Market listing rules and is and will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee reviews and evaluates, at least annually, the performance of the nominating and corporate governance committee and its members, including compliance of the nominating and corporate governance committee with its charter. The current members of our nominating and corporate governance committee are Messrs. W. Franke and Genise, and Ms. Pineda, with Mr. B. Franke serving as the chair of the committee.

In order for our nominating and corporate governance committee to continue to make recommendations or determinations with respect to the composition of our board, such committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on the Nasdaq Stock Market and entirely of independent directors within one year from the date our common stock is listed on the Nasdaq Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the Nasdaq Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Mr. Genise and Ms. Pineda meets the definition of “independent director” for purposes of the Nasdaq Stock Market listing rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Ethics

Our board of directors has adopted a Code of Ethics. The Code of Ethics is applicable to all members of the board, officers and other employees, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics will be available under the Investor Relations section on our website at www.FlyFrontier.com under “Code of Ethics” at or around the time of this offering. The Code of Ethics addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers, or an immediate family member of a director, executive officer or other principal financial officer, and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified directors, officers or other principal financial officers, or an immediate family member of a specified director, executive officer or other principal financial officer, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that we shall indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect immediately prior to the consummation of this offering also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for judgments, fines and settlement amounts as well as for related expenses including, among other things, attorneys’ fees incurred by any of these individuals in any action or proceeding. We believe these limitation of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. Our amended and restated certificate of incorporation provides that any such lawsuit must be brought in the Court of Chancery of the State of Delaware. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers (“NEOs”) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. Our employees, including the NEOs, are employed with Frontier and all employee compensation matters have historically been decided by the board of directors of Frontier and its compensation committee, except for grants of equity awards, which have been made by our board of directors. Following the closing of this offering, all compensation matters in respect to our NEOs will be determined by the compensation committee of our board of directors. All references to “we,” “us” or “our” in this Executive Compensation section will refer to Frontier and Frontier’s board of directors and its compensation committee for actions taken in respect of cash compensation prior to the completion of this offering and to FGHI and FGHI’s board of directors and its compensation committee for actions taken in respect of equity awards at any time and in respect of cash compensation on and after the completion of this offering.

Our compensation committee, which is appointed by our board of directors, is responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2020 were as follows:

•	Barry L. Biffle, President and Chief Executive Officer;

•	James G. Dempsey, Executive Vice President and Chief Financial Officer;

•	Howard M. Diamond, Senior Vice President, General Counsel and Secretary;

•	Daniel M. Shurz, Senior Vice President, Commercial; and

•	Jake F. Filene, Senior Vice President, Customers.

Compensation Philosophy and Objectives

We strive to find the best talent, resources and infrastructure to better serve our customers. Our goal is to attract and retain the most highly qualified executives to manage and oversee each of our business functions. We seek out individuals who we believe will be able to contribute to our business and our vision of future success, our culture and values, and who will promote the long-term interests and growth of our company. Our philosophy is that executive officer compensation should be structured to be straightforward and evolve alongside our company, provide incentive compensation to motivate and reward executive officers to attain established company and individual goals, supply competitive base salaries and benefits to attract and retain superior employees and utilize equity-based compensation that is consistent with increasing stockholder value and encourages an ownership mentality by our executives.

In determining the form and amount of compensation payable to the NEOs, we are guided by the following objectives and principles:

•

Compensation programs should be straightforward, clear and evolve with our business. As part of our development as a business, we aim to ensure our compensation programs are straightforward and clear in order to provide transparency to our stakeholders. Our executive compensation program should give strong, clear incentives to our executives and adapt and evolve to reflect the growth and development of our company to ensure we remain competitive in the marketplace.

•

Compensation should relate directly to performance, and variable compensation should constitute a significant portion of total compensation. We believe that our compensation programs foster an environment of innovation that rewards outstanding performance. Accordingly, a significant portion of total compensation should be based on variable compensation that is tied to and varies with our financial, operational and strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our company’s goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved.

•

Compensation levels should be designed to attract, motivate and retain exceptional executives in the markets in which we operate. The market for talented management is highly competitive in our industry. We aim to provide an executive compensation program that attracts, motivates and retains high-performing talent and rewards them for our achieving and maintaining a competitive position in our industry. Total compensation should increase with position and responsibility.

•

Long-term equity-based compensation should align executives’ interests with our stockholders’ interests. Long-term incentive awards, including equity-based compensation, incentivize executives to manage the company from a perspective that is beneficial to our stockholders, promoting the long-term growth of our company. Equity-based compensation should be utilized to foster an ownership mentality among our executives and to align the interests of our executives with our stockholders.

Determination of Compensation

Our compensation committee meets periodically to review and consider recommendations from Mr. Biffle with respect to each NEO’s base salary, annual bonus compensation and long-term equity awards, other than with respect to himself. At the same time, our compensation committee reviews and determines adjustments, if necessary, to Mr. Biffle’s compensation, including his base salary, annual bonus compensation and long-term equity awards. Our compensation committee annually evaluates our company-wide performance against the approved performance targets for the prior fiscal year. Our committee also meets periodically to discuss compensation-related matters as they arise during the year. For fiscal year 2020, our compensation committee determined each individual component of compensation for our NEOs. Mr. Biffle evaluates each other NEO’s individual performance and contributions to our company at the end of each fiscal year and reports his recommendations regarding each element of the other NEOs’ compensation to our compensation committee. Mr. Biffle does not participate in any formal discussion with our compensation committee regarding decisions on his own compensation and he recuses himself from meetings when his compensation is discussed. Following the completion of this offering, our compensation committee will oversee the annual compensation review process for all NEOs.

We generally rely on a flexible compensation program that allows us to adapt components and levels of compensation to motivate and reward individual executives to attain certain company-wide and individual goals. Subjective factors considered in compensation determinations include an executive’s experience and capabilities, contributions to the executive’s business unit or department, contributions to our overall company performance and whether the total compensation structure is sufficient to ensure the retention of the executive after taking into account the compensation potential that may be available elsewhere.

In early fiscal year 2020, our compensation committee began with a review of the primary aspects of our compensation programs for our named executive officers, including base salaries, performance-based bonuses and equity grants. As part of this process, our compensation committee consulted compensation surveys and gained a general understanding of current compensation practices through its compensation consultant, Willis Towers Watson. The surveys provided by Willis Towers Watson reported statistics on the total compensation, position and responsibilities of executives employed by similarly situated companies in our industry and other companies based on revenue. Willis Towers Watson led our compensation committee through a detailed review of recent executive compensation trends, including as to the form and amount of cash compensation and equity grants. For fiscal year 2020, Willis Towers Watson recommended, and our compensation committee approved, the following peer group (the “Compensation Peer Group”), consisting of competitor airlines, for compensation market comparison purposes:

•	Alaska Air Group, Inc.

•	Hawaiian Holdings Inc.

•	JetBlue Airways Corporation

•	Spirit Airlines, Inc.

•	Sun Country, Inc.

•	WestJet Airlines, Ltd.

The selection of companies for the Compensation Peer Group focused on small to medium-sized passenger carriers as an appropriate population for assessing the amounts and percentile rankings of compensation elements for NEOs, including base salaries, short-term incentives (bonuses) and long-term equity-based incentives. Our compensation committee determined that our competition for executive talent came significantly from these carriers. Willis Towers Watson primarily used the Compensation Peer Group to assess the competitiveness of our Chief Executive Officer’s compensation, as this position would normally be recruited from other passenger airlines.

In assessing the compensation of our Chief Financial Officer, General Counsel and Secretary, Senior Vice President, Commercial, and Senior Vice President, Customers, Willis Towers Watson used a blended approach consisting of both Compensation Peer Group proxy data and broader survey data, adjusted for revenue size, as these positions could also be recruited from companies in other industries. Willis Towers Watson weighted the general industry companies at 25% and the airline peer group companies at 75% when evaluating our executive compensation and recommending adjustments. For its 2020 analysis, the survey data were pulled from the following three executive pay surveys:

•	Seabury Airline Industry Compensation Survey Analysis;

•	Willis Towers Watson Compensation Data Bank (CDB) General Industry Executive Compensation Survey Report; and

•	William M. Mercer Executive Compensation Survey.

The data from the two general industry executive surveys were cut in scope to focus on companies with revenues approximating our revenue of approximately $2.0 billion. Our compensation committee was not aware of the individual companies participating in the surveys and reviewed the data in a summarized fashion.

Our compensation committee has historically approved an overall guideline of total direct compensation for our senior management generally around the market median. Our executive compensation philosophy contemplates that our compensation committee would annually select a mix of base salary, annual target incentive compensation and long-term target incentive compensation intended to deliver total target direct compensation for our executive officers, in the aggregate, at approximately the market 50th percentile. However, our compensation committee reserved discretion to deviate from the above guidelines as necessary to account for changing industry characteristics, our particular business model, individual performance and other factors. Willis Towers Watson’s February 2020 analysis indicated that, in the aggregate, our NEOs’ 2019 total target cash compensation (base salary plus target bonus opportunity) were generally aligned with the desired pay positioning, approximating the 50th percentile of the market.

After establishing our compensation programs for 2020, we entered into a payroll support agreement and a loan agreement with the federal government pursuant to which we have received assistance under the CARES Act and the Consolidated Appropriations Act, 2021, which were enacted to provide emergency assistance to individuals, families and businesses affected by the COVID-19 pandemic. In accordance with such legislation, the agreements impose certain caps on executive compensation as a condition to the assistance. Pursuant to the limit, each of our NEO’s total compensation during any 12-month period from March 24, 2020 until the first anniversary of the date on which the loan is no longer outstanding is capped at an amount equal to the lesser of (i) the NEO’s total compensation for 2019 or (ii) the sum of (a) $3 million and (b) 50% of the total compensation in excess of $3 million received by the NEO in calendar year 2019, in each case, based on the total compensation for 2019 set forth in the Summary Compensation Table below. The programs established by our compensation committee for fiscal year 2020 have not caused any compensation to reach a NEO’s cap; however, in future years, the caps could require us to reduce compensation otherwise payable to our NEOs.

Components of Compensation for Fiscal Year 2020

Our performance-driven compensation program for our NEOs consists of the following main components:

•	base salary;

•	performance-based cash incentives;

•	equity-based incentives;

•	benefits;

•	perquisites; and

•	termination-based compensation.

We will continue to build our executive compensation program around each of these elements because each individual component is useful in furthering our compensation philosophy and we believe that, collectively, they are effective in achieving our overall objectives.

Base Salary. We provide our NEOs with a base salary to compensate them for their service to our company during each fiscal year. The base salary payable to each NEO is intended to provide a fixed component of compensation that adequately reflects the executive’s qualifications, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEO’s position, responsibilities and years of service and our compensation committee’s general knowledge of the competitive market, based on, among other things, experience with other similarly situated companies and our industry and market data provided by Willis Towers Watson.

In early 2020, after consultation with Mr. Biffle (except for his own base salary) and Willis Towers Watson, Mr. Biffle’s base salary was increased to $625,000, Mr. Dempsey’s base salary was increased to $525,000, Mr. Diamond’s base salary was increased to $400,000, Mr. Shurz’s base salary was increased to $370,000 and Mr. Filene’s base salary was increased to $360,000 in order to better align their total direct compensation with the 50th percentile of the market and to reward them for their outstanding performance and dedication to our company. The following table represents our NEOs’ base salaries in effect for fiscal year 2020 after taking into account each NEO’s increase.

Name	Base Salary for 2020
Barry L. Biffle, President & Chief Executive Officer(1)	468,750
James G. Dempsey, Executive Vice President and Chief Financial Officer	525,000
Howard M. Diamond, Senior Vice President, General Counsel and Secretary	400,000
Daniel M. Shurz, Senior Vice President, Commercial	370,000
Jake F. Filene, Senior Vice President, Customers	360,000

(1)

During the second calendar quarter of 2020, Mr. Biffle voluntarily waived his base salary in light of the challenges presented to our business by COVID-19. This voluntary waiver is reflected in the chart above. Mr. Biffle’s salary resumed in the third quarter of 2020.

Performance-Based Cash Incentives. As a cornerstone of our compensation policy, we aim to create a direct correlation between the executive’s role and responsibilities and the ability to earn variable pay. We provide cash bonuses to reward and incentivize superior individual and business performance, resulting in a performance-based organizational culture. Our performance-based cash incentive plans are designed to reward our executives for innovation and motivate them to achieve both corporate targets and individual goals, thereby tying the executives’ goals and interests to those of our company and its stockholders.

Each of our NEOs was eligible for performance-based cash incentives under our fiscal year 2020 Management Bonus Plan. The Management Bonus Plan is reviewed and approved annually by our compensation committee. The determination of the amount of bonuses paid to our NEOs generally reflects a number of considerations, including our costs and revenues among other corporate targets and, when relevant, individual targets. The formula used to calculate a participating executive’s performance-based bonus amount is the sum of the amount calculated for each performance goal, which is found by multiplying the overall target bonus opportunity times the weighting for such performance goal times the achievement level for such performance goal.

Our compensation committee expresses each executive’s target bonus opportunity as a percentage of base salary earned for the year. Our compensation committee did not follow a formula but rather used the factors as general background information prior to determining the target bonus opportunity rates for our NEOs. Our compensation committee set these rates based on each NEO’s experience in his role with the company and the level of responsibility held by each NEO, which our compensation committee believes directly correlates to his ability to influence corporate results. For fiscal year 2020, based on market data provided by Willis Towers Watson, our compensation committee used a guideline target bonus opportunity of 125% for Mr. Biffle, 90% for Mr. Dempsey, 70% for Messrs. Diamond and Shurz, and 65% for Mr. Filene.

When determining the bonus amounts for our NEOs under the Management Bonus Plan, our compensation committee sets certain performance goals, using a mixture of corporate and individual performance. The individual performance under our Management Bonus Plan is not based on any specific performance targets, but rather is determined by our compensation committee in its sole discretion after evaluating overall individual performance in a fiscal year and after receiving recommendations from Mr. Biffle, other than for himself. Our compensation committee’s determinations of the individual performance of our NEOs are not expected to result in payments of the annual bonus based on average or below average performance by the NEOs. Corporate goals and performance targets and individual performance are reviewed and approved by our compensation committee prior to any allocation of the bonus. For fiscal year 2020, our compensation committee determined the overall funding of the Management Bonus Plan was based on the achievement of corporate goals, with individual bonuses weighted 75% based on corporate performance and 25% based on individual performance.

In early fiscal year 2020, our compensation committee established corporate performance targets for each NEO. Our compensation committee does not establish any specific individual performance targets; instead our compensation committee reviews at the end of each fiscal year each NEO’s individual performance overall and determines any satisfaction of individual performance based on their review of each NEO’s overall contributions to us during the fiscal year.

The corporate performance targets established by our compensation committee in early 2020 were as follows:

Performance Metric	Weighting	Definition
Full Year Ex-Fuel Stage Adjusted CASM including net interest (1,047 miles)	40%	Operating costs per available seat mile as adjusted to exclude fuel for fiscal year 2020

Full Year Net Margin (Industry Rank)	30%	Annual operating margin, calculated in accordance with GAAP, as reported in our

Performance Metric	Weighting	Definition
		audited 2020 financials, and based on rank within the airline industry

Operations Objectives	30%	The following four operations objectives:

		(1) Branded Carrier Overall Completion Percentage (the measure of flights completed as scheduled, as published by the Department of Transportation for fiscal year 2020); (2) Full Year DOT Complaint Rate per 100k (number of passenger complaints to the Department of Transportation per 100,000 passengers for fiscal year 2020); (3) Mishandled Bag Rate per 1k (number of bags mishandled per 1,000 bags for fiscal year 2020); and (4) Head Start On-Time Percentage

For each of these performance goals under the Management Bonus Plan, our compensation committee sets a threshold, target, stretch and maximum achievement level. A component of performance must be achieved at no less than 50% before it is taken into account in calculating an executive’s bonus amount and achievement cannot exceed 200% of the target for any component. The threshold goals correspond to an achievement level of 50%, the target goals correspond to an achievement level of 100%, the stretch goals correspond to an achievement level of 150% and the maximum goals are satisfied with an achievement level of 200%. The threshold, target, stretch and maximum achievement levels for fiscal year 2020 are included in the table below. In early 2021, our compensation committee reviewed our fiscal year 2020 company-wide performance with respect to determining bonuses to executive officers, as well as individual performance achievements. Our compensation committee determined the corporate performance goal achievement set forth in the tables below and achievement of the individual performance goals for Mr. Biffle at 115%, for Mr. Dempsey at 115%, for Mr. Diamond at 112%, for Mr. Shurz at 100% and for Mr. Filene at 110% based on our compensation committee’s determination, in its discretion, that each NEO had outstanding individual performance in their various roles with us and showed continued dedication to us throughout the year.

	2020 Goals				2020 Actual Result	Percent Achieved (Achievement Level x Weighting)
Performance Metric	Threshold	Target	Stretch	Maximum
Full Year Ex-Fuel Stage Adjusted CASM	2nd place in U.S. or <2% above budget	5.53	>1% below budget	>2% below budget	3rd place	0%
Full Year Operating Margin (Industry Rank)	6	5 or better	3	2 or better	2	60%
Operational Objectives	1 of 4	2 of 4	3 of 4	4 of 4	2 of 4	30%
Total

The table below sets forth the achievement levels for each of the four Operational Objectives.

Operational Objective	2020 Measure	2020 Actual Result	Objective Achieved?
Branded Carrier Overall Completion Percentage	98.7	94.6	No
Full Year DOT Complaint Rate Per 100K	<2.58	49.37	No
Mishandled Bag Rate Per 1K	<4.07	3.23	Yes
Head Start On-Time Percentage	80	84.6	Yes

Following its review and determinations, our compensation committee awarded cash bonuses to each NEO as set forth in the table below. The NEOs’ 2020 bonuses are set forth under the “Summary Compensation Table” below.

NEO	Bonus Target ($)	Corporate Performance Bonus (equal to 75% x bonus target x 90%)	Individual Performance Bonus (equal to 25% x bonus target x 90% x individual achievement level)	Annual Performance Bonus Paid (corporate + individual)
Barry L. Biffle(1)	772,645	521,535	199,921	721,456
James G. Dempsey	472,500	318,938	122,259	441,197
Howard M. Diamond	277,189	187,102	69,852	256,954
Daniel M. Shurz	256,584	173,194	57,731	230,925
Jake F. Filene	233,130	157,363	57,700	215,062

(1)	Mr. Biffle’s bonus target is based on the amount he would have earned in 2020 had he not taken a voluntary salary reduction.

For fiscal year 2021, our compensation committee has approved the Fiscal Year 2021 Management Bonus Plan for all executives. The 2021 Management Bonus Plan for our executives is similar to our current annual cash incentive plan.

Equity-based incentives. Our compensation committee fosters an environment of executive ownership that encourages and incentivizes long-term investment and engagement by our NEOs through the use of equity-based awards. Our aim is to promote long-term, sustainable growth and align executive performance and behaviors to create a culture conducive to stockholder investment.

In order to attract and retain the best available management and other personnel with the training, experience and ability to make substantial contributions to the success of our business and to motivate and provide additional incentives to our employees, non-employee board members and consultants, we maintain the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted stock, restricted stock units and other stock-based awards. We intend to adopt a 2021 Incentive Award Plan (the “2021 Plan”), which will be effective immediately prior to the consummation of this offering. The 2021 Plan will replace the 2014 Plan and no further grants will be made under the 2014 Plan, and the 2014 Plan will terminate, except with regard to grants then outstanding under the 2014 Plan.

We have granted options and restricted stock units to each of our NEOs under the 2014 Plan, which is administered by our full board of directors. When determining the size of the grants for NEOs, our board of directors takes into account the size of past equity grants, the NEO’s position (level) in our company, compensation, the NEO’s value for our company based on their experience, innovation, expertise and leadership capabilities and the recommendation of our compensation committee. The philosophy behind the option grants is to provide the NEO with a strong incentive to build long-term value in our company. Generally, options and restricted stock unit granted under the 2014 Plan to our executives vests in equal annual installments over four years, subject to continued service with our company. In addition, the exercise price of options granted under the 2014 Plan is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

On February 19, 2020, our board of directors granted each of our NEOs an award of restricted stock units as follows: Mr. Biffle, 7,411; Mr. Dempsey, 2,381; Mr. Diamond, 2,381; Mr. Shurz, 2,024; and Mr. Filene, 1,702. Each award of restricted stock units vests as to 1/3rd of the total number of restricted stock units awarded on each anniversary of the date of grant, subject to the NEO’s continued service to us.

Equity forms an integral part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation. In the future, we may consider awarding additional forms of equity incentives, such as grants of restricted stock and performance-based awards, and may also determine to seek additional input from compensation consultants. We expect that our equity awards we make to our executive officers will be driven by our sustained performance and growth, our executive officers’ ability to impact our results that influence stockholder value, their organization level and their potential to take on roles of increasing responsibility.

Benefits. We provide the following benefits to all our employees, including our NEOs:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability; and

•	401(k) plan, which includes an employer matching contribution of 50% of the applicable employee’s first 6% of plan contributions.

Our compensation committee, in its discretion, may revise, amend or add to any executive’s benefits if it deems necessary. Consistent with our overall compensation philosophy, we intend to continue to maintain our current benefits plans for executives as well as other employees.

Perquisites. We determine perquisites on a case-by-case basis and will provide a perquisite to a NEO when we believe it is necessary to attract or retain the executive officer. Any perquisites we supply are reasonable and consistent with market trends. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package. As is common in the airline industry, we provide a Universal Air Travel Plan (“UATP”) to our officers and members of the board of directors, whereby each individual receives a yearly dollar value that they may use for personal travel on our flights for themselves and certain qualifying friends and family. Each one-way flight they take is valued at $75, which is the average cost to us of a one-way flight for us. For fiscal year 2020, each NEO received a travel bank under the UATP equal to $11,000 for Mr. Biffle and $8,250 for Messrs. Diamond, Filene, Shurz and Dempsey. We do not provide any other significant perquisites or personal benefits to our named executive officers.

Termination-Based Compensation. We believe that terminations of employment are causes of great concern and uncertainty for our senior executives. We aim to alleviate these concerns and allow executives to remain focused on their duties and responsibilities to our company by providing protections to our executives in the termination context. As such, each of our NEOs is eligible for severance benefits under his employment agreement.

Each of our NEOs is eligible for severance benefits, both in connection with and outside of a change in control, under his respective employment agreement with our company. Our compensation committee and/or our board approves of termination benefits to our NEOs based on its general knowledge of severance practices in our industry and as the result of arms’ length negotiations at the time our executives enter into employment with us or at the time they are requested to take on additional responsibilities. The level of benefits varies from executive to executive based on the level of responsibility of the executive and accommodations made through arms’ length negotiations. Severance payments are typically comprised of a cash payment in lieu of salary or bonus, continuation of flight benefits under the UATP for a limited period of time and coverage of health benefits for a limited period of time. Executives whose employment is terminated by us are required to sign a general release of all claims to receive any severance benefits. For more detailed descriptions of the benefits provided to our named NEOs upon a termination of employment, please see “Employment and Separation Agreements with Named Executive Officers” below.

Tax and Accounting Considerations. While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically.

Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. Our compensation committee will take into account the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation and Section 4999 of the Internal Revenue Code imposes a 20% excise tax on those payments. Our compensation committee will take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible pursuant to Section 280G.

2020 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during fiscal years 2020, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Barry L. Biffle	2020	461,021	3,112,620	—	721,456	8,423	4,303,525
President & Chief Executive Officer	2019	567,953	0	—	611,867	3,317,086	4,496,906
	2018	536,245	0	—	85,650	2,894,163	3,516,058
James G. Dempsey	2020	523,085	1,000,020	—	441,197	6,225	1,970,527
Executive Vice President and Chief Financial Officer	2019 2018	430,789 406,442	— 0	1,144,959 —	417,637 48,697	958,022 1,285,048	2,951,407 1,740,187
Howard M. Diamond	2020	395,854	1,000,020	—	256,954	12,853	1,665,681
Senior Vice President, General Counsel and Secretary	2019 2018	367,694 351,816	0 0	— —	276,816 34,340	499,105 679,820	1,143,615 1,065,976
Daniel M. Shurz	2020	366,385	850,080	—	230,925	8,023	1,455,413
Senior Vice President, Commercial	2019 2018	343,038 330,019	0 0	— —	245,659 32,307	483,238 652,108	1,071,935 1,014,434
Jake F. Filene	2020	359,162	714,840	—	215,062	10,345	1,299,409
Senior Vice President, Customers

(1)

Amounts shown represent the grant date fair value of stock options and restricted stock units granted by us, as calculated in accordance with ASC Topic 718. See Note 11 of the financial statements included in this registration statement for the assumptions used in calculating these amounts.

(2)

Represents amounts paid for performance in fiscal year 2020 under our Management Bonus Plan, which were paid to our NEOs in early 2021. Please see the description of the 2020 Management Bonus Plan in “Compensation Discussion and Analysis—Performance-Based Cash Incentives” above.

(3)

For each of our NEOs, the amounts under the “All Other Compensation” column for fiscal year 2020 represent (a) $928, $150, $3,707, $300 and $1,165 for each of Messrs. Biffle, Dempsey, Diamond, Shurz and Filene, respectively, in flight benefits under our UATP based on each one-way flight they took being valued at the lesser of (i) the actual cost of the ticket and (ii) $75, which is the average cost to us of a one-way flight plus (b) $5,700, $4,275, $7,346, $5,923 and $7,380 for each of Messrs. Biffle, Dempsey, Diamond, Shurz and Filene, respectively, pursuant to our matching employer contributions under our 401(k) plan plus (c) $150, which constitutes a monthly cell phone allowance provided to each NEO. Please see the descriptions of the UATP in “Compensation Discussion and Analysis—Perquisites” above.

Grants of Plan-Based Awards in Fiscal Year 2020

The following table represents our grants of non-equity and equity incentive plan-based awards made to our NEOs for the past fiscal year.

		Estimated Future Payouts Under Non-Equity Incentive Plan Award(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Barry L. Biffle	—	386,323	772,645	1,545,290	—	—
	2/19/2020	—	—	—	7,411	3,112,620
James G. Dempsey	—	236,250	472,500	845,000	—	—
	2/19/2020	—	—	—	2,381	1,000,020
Howard M. Diamond	—	138,594	277,189	554,378	—	—
	2/19/2020	—	—	—	2,381	1,000,020
Daniel M. Shurz	—	128,292	256,584	513,167	—	—
	2/19/2020	—	—	—	2,024	850,080
Jake F. Filene	—	116,565	233,130	466,259	—	—
	2/19/2020	—	—	—	1,702	714,840

(1)

Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our 2020 Management Bonus Plan. The threshold column assumes the achievement of the corporate and individual goals at the threshold level. The threshold bonus amount can be calculated by multiplying the target bonus of each named executive officer times the threshold achievement percentage of 50%. The target column assumes the target achievement for both corporate and individual goals. The target bonus amount can be calculated by multiplying the base salary of each named executive officer for 2020 times the target bonus percentage established by our compensation committee times the target achievement percentage of 100%. The maximum column assumes the maximum achievement for both corporate and individual goals. The maximum bonus amount can be calculated by multiplying the target bonus of each named executive officer times the maximum achievement percentage of 200%.

(2)

Constitutes restricted stock units that vest as to 1/3rd of the total number of RSUs on each anniversary of the date of grant, subject to the executive continuing to provide services to us through such date.

Outstanding Equity Awards at Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

			Option Awards				Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Barry L. Biffle	4/27/2014	(2)	75,077	—	10.00	4/27/2024		—
	3/15/2016	(2)	39,900	—	148.79	3/15/2026		—
	2/19/2020	(3)	—	—			7,411	1,971,326
James G. Dempsey	5/12/2014	(2)	33,207	—	10.00	5/12/2024		—
	12/09/2019	(4)	2,333	4,667	401.00	12/09/2029		—
	2/19/2020	(3)	—	—			2,381	633,346
Howard M. Diamond	7/28/2014	(2)	17,300	—	10.00	7/28/2024		—
	2/19/2020	(3)	—	—			2,381	633,346

			Option Awards				Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Daniel M. Shurz	4/18/2014	(2)	16,750	—	10.00	4/18/2024		—
	2/19/2020	(3)	—	—			2,024	538,384
Jake F. Filene	7/05/2017	(5)	—	—			581	154,546
	7/05/2018	(3)	—	—			354	94,164
	2/19/2020	(3)	—	—			1,702	538,706

(1)	Calculated using $266 per share, the estimated fair market value of our common stock as of December 31, 2020.
(2)

Options vest and become exercisable with respect to 25% of the shares of our common stock subject to the award on each anniversary of the vesting commencement date, such that all shares will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through each such vesting date.

(3)	Restricted stock units vest in three equal annual installments from the vesting commencement date, subject to the executive continuing to provide services to us through such date.
(4)	Options vest and become exercisable in three equal annual installments from the vesting commencement date, subject to the executive continuing to provide services to us through such dates.
(5)

Restricted stock units vest in four equal annual installments from the vesting commencement date, subject to the executive continuing to provide services to us through such date, and will vest in full upon a Change in Control (as defined in the 2014 Plan).

Option Exercises and Stock Vested in 2020

None of our NEOs exercised any options during fiscal year 2020. The following NEOs acquired the following shares of common stock upon vesting of restricted stock units during fiscal year 2020.

Name	Number of Shares Acquired upon Vesting (#)	Value Realized on Vesting ($)
Jake F. Filene	933	256,575

Pension Benefits

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment and Separation Agreements with Named Executive Officers

Barry L. Biffle. In March 2016, we entered into a new employment agreement with Mr. Biffle in connection with his promotion to our President and Chief Executive Officer, which is terminable by us at any time and by Mr. Biffle upon 30 days’ notice. The term of his employment agreement is through March 15, 2021 and renews for successive one year periods unless either party gives the other notice of non-extension at least 90 days before the expiration of the applicable term. Mr. Biffle’s employment agreement entitles him to a base salary and target bonus opportunity as part of our Management Bonus Plan, a performance-based program that allows for a cash bonus based upon achievement of certain objectives. Mr. Biffle’s employment agreement provides that he will serve on our board of directors and be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above). It also contains certain confidential information covenants and Mr. Biffle must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter (or 24 months in the event he is terminated without Cause, as defined below, or resigns for Good Reason, as defined below). Mr. Biffle’s employment agreement also provided for the grant of an option to purchase our common stock, as detailed in the table “Outstanding Equity Awards at Fiscal Year End” above.

Mr. Biffle’s employment agreement also provides him with severance in the event of a termination of his employment without Cause or a resignation by him for Good Reason, both within and apart from a Change in Control (as defined below). Mr. Biffle’s employment agreement provides that in the event of the termination of his employment by us without Cause or a resignation by Mr. Biffle for Good Reason, Mr. Biffle is entitled to (a) a lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Biffle and any covered dependents for 12 months, (c) continued flight benefits under the UATP for one year and (d) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers. Mr. Biffle’s employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Biffle is entitled to (a) lump sum payment equal to two times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Biffle and any covered dependents for 24 months, (c) continued flight benefits under the UATP for two years, (d) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers, and (d) 100% accelerated vesting of all of his equity awards. Mr. Biffle must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above, and any payments are subject to Mr. Biffle continuing to abide by the confidentiality, non-competition and non-solicitation provisions of his employment agreement.

For purposes of Mr. Biffle’s employment agreement, “Cause” means (i) Mr. Biffle’s gross negligence or willful misconduct in the performance of the duties and services required of him pursuant to the new employment agreement or any other written agreement between Mr. Biffle and us; (ii) Mr. Biffle’s conviction of, or plea of guilty or nolo contendere to, a felony or crime involving moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) Mr. Biffle’s willful refusal to perform the duties and responsibilities required of him under the new employment agreement or as lawfully directed by our board which remains uncorrected for thirty (30) days following written notice; (iv) Mr. Biffle’s material breach of any material provision of the employment agreement, any confidential information or restrictive covenant agreement with us or corporate code or policy which remains uncorrected for thirty (30) days following written notice; (v) any act of fraud, embezzlement, material misappropriation or dishonesty committed by Mr. Biffle against us; or (v) any acts, omissions or statements by Mr. Biffle which we determine to be materially detrimental or damaging to our reputation, operations, prospects or business relations; provided that an act or failure to act shall be considered “willful” only if done or omitted to be done without a good faith reasonable belief that such act or failure to act was in our best interests. “Change in Control” means (i) the acquisition by any person or group of affiliated or associated persons of more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier (other than such an acquisition by a person or group that holds more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier, in each case, as of either the March 15, 2016 or immediately prior to such acquisition); (ii) the consummation of a sale of all or substantially all of our assets to a third party; (iii) the consummation of any merger involving us or Frontier in which, immediately after giving effect to such merger, less than a majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by the stockholders of us or Frontier, as applicable, immediately prior to such merger; provided, however, in no event will a transaction constitute a “Change in Control” if: (w) its sole purpose is to change the form of our ownership or the state of our incorporation; (x) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction; (y) it is effected primarily for the purpose of financing us with cash; or (z) it constitutes, or includes sales of shares in connection with, the initial public offering of our common stock or the common stock of any of our affiliates. Finally, “Good Reason” means a resignation from employment that is effective within 120 days after the occurrence, without Mr. Biffle’s written consent, of any of the following: (i) a material diminution in Mr. Biffle’s base salary that is not proportionately applicable to other officers and key employees generally; (ii) a material diminution in Mr. Biffle’s job responsibilities or duties inconsistent in any material respect with his duties or responsibilities in effect immediately prior to such change, provided, that any change made solely as the result of our company becoming a subsidiary or business unit of a larger company in a Change in Control shall not provide for Good Reason; (iii) the relocation of Mr. Biffle’s direction to a facility or a location more than 50 miles from his then-present location; or (iv) the failure by any successor entity or corporation following a Change in Control to assume the obligations under the new employment agreement. Notwithstanding the foregoing, a resignation is not for Good Reason unless the condition giving rise to such resignation continues uncured by us more than 30 days following Mr. Biffle’s written notice of such condition provided within 60 days of the first occurrence of such condition and such resignation is effective within 30 days following the end of such notice period.

James G. Dempsey. We entered into an employment agreement with Mr. Dempsey as our Chief Financial Officer, which is terminable by us at any time and by Mr. Dempsey upon 30 days’ notice, which was amended and restated in April 2017. The initial term of his employment agreement was through March 12, 2018, and the term renews for successive one year periods unless either party gives the other notice of non-extension at least 120 days before the expiration of the applicable term. Mr. Dempsey’s employment agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Dempsey’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Dempsey must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter.

Mr. Dempsey’s employment agreement provides him with severance in the event of a termination of his employment without Cause (as defined below) or a resignation by him for Good Reason (as defined below), both within and apart from a Change in Control (as defined below). Mr. Dempsey’s employment agreement provides that in the event of the termination of his employment by us without Cause, Mr. Dempsey is entitled to (a) a lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Dempsey and any covered dependents for 12 months and (c) continued flight benefits under the UATP for one year. Mr. Dempsey’s employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Dempsey is entitled to (a) lump sum payment equal to two times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Dempsey and any covered dependents for 24 months, (c) continued flight benefits under the UATP for two years, (d) 100% accelerated vesting of all of his outstanding equity awards and (e) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers. Under the employment agreement, Mr. Dempsey must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above, and any payments are subject to Mr. Dempsey continuing to abide by the confidentiality, non-competition and non-solicitation provisions of his employment agreement.

For purposes of Mr. Dempsey’s employment agreement, “Cause” means any action or inaction involving his moral turpitude, misfeasance, malfeasance, willful misconduct, gross negligence or material breach of fiduciary duty or a breach of any non-competition, non-solicitation or confidentiality obligations to us or Frontier. In the event we give Mr. Dempsey a notice of non-extension of his employment agreement and he serves as our Chief Financial Officer until the end of the term, Mr. Dempsey’s employment will have been deemed terminated by us without Cause. “Change in Control” means that (i) the acquisition by any person or group of affiliated or associated persons of more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier (other than such an acquisition by a person or group that holds more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier, in each case, as of either March 12, 2014 or immediately prior to such acquisition); (ii) the consummation of a sale of all or substantially all of our assets to a third party; (iii) the consummation of any merger involving us or Frontier in which, immediately after giving effect to such merger, less than a majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by the stockholders of us or Frontier, as applicable, immediately prior to such merger; provided, however, in no event will an acquisition, sale or other transaction constitute a “Change in Control” if: (w) its sole purpose is to change the form of our ownership or the state of our incorporation; (x) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction; (y) it is effected primarily for the purpose of financing us with cash; or (z) it constitutes, or includes sales of shares in connection with, the initial public offering of our common stock or the common stock of any of our affiliates. Finally, “Good Reason” will be deemed to have occurred if, in conjunction with the closing of a Change in Control or within 12 months after the closing of a Change in Control, (i) our board of directors effectively terminates, or substantially curtails the scope of, Mr. Dempsey’s authority as Chief Financial Officer, (ii) we fail to provide Mr. Dempsey with a reasonable compensation package that is, as determined at the discretion of the board, at least comparable to the level of his compensation package as of immediately prior to the Change in Control, (iii) we default in any material obligation owed to him, or (iv) we relocate our principal office to any place that is more than 100 miles from both Denver, Colorado and Mr. Dempsey’s then principal residence, provided, that, in each case, Mr. Dempsey will not be deemed to have resigned for Good Reason unless (x) he first provides the board with written notice of the condition giving rise to Good Reason within 30 days of its initial occurrence, (y) we fail to cure such condition within 30 days after receiving such written notice and (z) his resignation based on such Good Reason is effective within 30 days after the expiration of such cure period.

Howard M. Diamond. We entered into an offer letter agreement with Mr. Diamond on June 30, 2014 as our Senior Vice President, General Counsel and Secretary. Mr. Diamond’s offer letter agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Diamond’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Diamond must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter (or 24 months in the event he is terminated without Cause (as defined in the 2014 Plan) or resigns for Good Reason (as defined below), within 12 months following a Change in Control (as defined in the 2014 Plan). Mr. Diamond’s offer letter agreement also provided for the grant of an option to purchase our common stock, as detailed in the table “Outstanding Equity Awards at Fiscal Year End” above, and such option grant will vest in full upon a Change in Control.

Mr. Diamond’s offer letter agreement provides him with severance in the event of a termination of his employment without Cause or, within 12 months following a Change in Control, a resignation by him for Good Reason. Mr. Diamond’s offer letter agreement provides that in the event of the termination of his employment with us by us without Cause, Mr. Diamond is entitled to (a) lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus (or two times such sum if such termination occurs or Mr. Diamond resigns for Good Reason, in each case, within 12 months following a Change in Control) and (b) continued flight benefits under the UATP for one year (or two years if such termination occurs or Mr. Diamond resigns for Good Reason, in each case, within 12 months following a Change in Control). Under the offer letter agreement, Mr. Diamond must execute and not revoke a general release of claims against us and our affiliates. For purposes of his offer letter agreement, “Good Reason” means Mr. Diamond’s duties are substantially diminished within 12 months following a Change in Control and Mr. Diamond resigns within such 12-month period.

Daniel M. Shurz. We entered into an employment agreement with Mr. Shurz, as amended in September 2013. Mr. Shurz’s employment agreement provides that Mr. Shurz will be our Senior Vice President, Commercial, and is terminable by us at any time and by Mr. Shurz upon 30 days’ notice. Mr. Shurz’s employment agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Shurz’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Shurz must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter.

Mr. Shurz’s employment agreement provides him with severance in the event of a termination of his employment without Cause (as defined below), because of death or disability or a resignation by him for Good Reason (as defined below), both within and apart from a Change in Control (as defined below). Mr. Shurz’s employment agreement provides that in the event of the termination of his employment (1) as a result of his death or permanent disability, (2) by us without Cause or (3) by him for Good Reason, Mr. Shurz is entitled to (a) a lump sum payment of one times his base salary, (b) the payment of continued health, dental and vision insurance premiums for Mr. Shurz and any covered dependents for 12 months (unless his resignation with Good Reason is a result of subsection (ii) or (iii) in the below definition of Good Reason, in which case this will be 24 months) and (c) continued flight benefits under the UATP for one year (unless his resignation with Good Reason is a result of subsection (ii) or (iii) in the below definition of Good Reason, in which case this will be two years). Mr. Shurz’s employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Shurz is entitled to (a) a lump sum payment of two times his base salary, (b) the payment of continued health, dental and vision insurance premiums for Mr. Shurz and any covered dependents for 24 months and (c) continued flight benefits under the UATP for two years. Under the employment agreement, Mr. Shurz must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above.

For purposes of Mr. Shurz’s employment agreement, “Cause” means that Mr. Shurz has (i) willfully or materially refused to perform a material part of his duties under the employment agreement, (ii) materially breached the restrictive covenants contained in the employment agreement, (iii) acted fraudulently or dishonestly in his relations with us, (iv) committed larceny, embezzlement, conversion or any other act involving the misappropriation of our funds or assets in the course of his employment, or (v) been indicted or convicted of any felony or other crime involving an act of moral turpitude. “Change in Control” means that (i) any person or group of affiliated or associated persons acquires a majority of more of our voting power, (ii) the consummation of a sale of all or substantially all of our assets, (iii) our dissolution or (iv) the consummation of any merger, consolidation or reorganization involving us in which, immediately after giving effect to such merger consolidation or reorganization, less than majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by our stockholders immediately prior to such merger, consolidation or reorganization. In no event will an initial public offering of our common stock or the common stock of any of our affiliates or any sales by stockholders in connection with such initial public offering constitute a Change in Control. Finally, “Good Reason” means that (i) we have materially diminished the duties and responsibilities of Mr. Shurz in comparison to his title and salary immediately prior to the changes, (ii) we relocate our principal offices more than 25 miles from Denver to another location without Mr. Shurz’s consent or (iii) we have materially breached the terms of Mr. Shurz’s employment agreement.

Jake F. Filene. We entered into an employment agreement with Mr. Filene in June 2017. Mr. Filene’s employment agreement provides that Mr. Filene is terminable by us or Mr. Filene at any time. Mr. Filene’s employment agreement entitles him to a base salary and a target bonus opportunity as part of our Management

Bonus Plan. Mr. Filene’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Filene must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter.

Mr. Filene’s employment agreement provides that the vesting of his initial grant of restricted stock units will fully accelerate upon the consummation of a Change in Control (as defined below). Mr. Filene’s employment agreement also provides him with severance in the event of a termination of his employment without Cause (as defined below) both within and apart from a Change in Control. Mr. Filene’s employment agreement provides that in the event of the termination of his employment by us without Cause, Mr. Filene is entitled to (a) a lump sum payment of one times the sum of his base salary and target bonus (or two times such sum if such termination occurs or Mr. Filene resigns for Good Reason, in each case, within 12 months following a Change in Control) and (b) continued flight benefits under the UATP for one year (or two years if such termination occurs or Mr. Filene resigns for Good Reason, in each case, within 12 months following a Change in Control). Under the employment agreement, Mr. Filene must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above. For purposes of his offer letter agreement, “Good Reason” means Mr. Filene’s duties are substantially diminished within 12 months following a Change in Control and Mr. Filene resigns within such 12-month period.

For the purposes of Mr. Filene’s employment agreement, “Cause” means (i) Mr. Filene’s unauthorized use or disclosure of our confidential information or trade secrets or any material breach of a written agreement between Mr. Filene and us, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement; (ii) Mr. Filene’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by Mr. Filene to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) Mr. Filene’s negligence or willful misconduct in the performance of Mr. Filene’s duties or Mr. Filene’s willful or repeated failure or refusal to substantially perform assigned duties; (iv) any act of fraud, embezzlement, material misappropriation or dishonesty committed by Mr. Filene against us; or (v) any acts, omissions or statements by Mr. Filene which we determine to be materially detrimental or damaging to the our reputation, operations, prospects or business relations. For the purposes of Mr. Filene’s employment agreement, subject to certain limitations, “Change in Control” means (i) the acquisition by any person or group of affiliated or associated persons of more than fifty percent (50%) of our outstanding capital stock or voting securities representing more than fifty percent (50%) of the total voting power of our outstanding securities; (ii) the consummation of a sale of all or substantially all of our assets to a third party; (iii) the consummation of any merger involving us in which, immediately after giving effect to such merger, less than a majority of the total voting power of outstanding stock of the surviving or resulting entity is then “beneficially owned” in the aggregate by our stockholders immediately prior to such merger.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation and benefits that would have become payable to each of our NEOs if our NEO’s employment had terminated on December 31, 2020 (and that a Change in Control occurred on December 31, 2020, as applicable) as a result of each of the termination scenarios described below, taking into account the named executive’s compensation as of that date. All of the below payments and benefits are subject to the NEO executing and not revoking a general release of claims against us and our affiliates, except for the equity acceleration for Mr. Filene upon a Change in Control, and, for Messrs. Biffle and Dempsey, continuing to comply with the restrictive covenants set forth in each of their employment agreements. The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances. Capitalized terms used below are as defined above in the applicable NEO’s employment agreement or offer letter agreement.

Name	Termination Scenario	Base Salary Severance ($)		Bonus Severance ($)		Accelerated Vesting of Stock and Option Awards ($)		COBRA Premiums ($)		Other ($)		Total ($)
Barry L. Biffle	Termination without Cause or for Good Reason	625,000	(1)	1,494,101	(2)	—		26,433	(3)	11,000	(4)	2,156,534

	Termination without Cause or for Good Reason in Connection with a Change in Control	1,250,000	(5)	2,266,746	(6)	1,971,326	(7)	52,865	(8)	22,000	(9)	5,562,937

James G. Dempsey	Termination without Cause	525,000	(1)	472,500	(2)	—		31,767	(3)	8,250	(4)	1,037,517

	Termination without Cause or for Good Reason in Connection with a Change in Control	1,050,000	(5)	1,386,197	(6)	633,346	(7)	63,534	(8)	16,500	(9)	3,149,577

Howard M. Diamond	Termination without Cause	400,000	(1)	277,189	(2)	—				8,250	(4)	685,439

	Termination without Cause or for Good Reason in Connection with a Change in Control	800,000	(5)	554,378	(6)	—				16,500	(8)	1,370,878

Daniel M. Shurz	Termination without Cause, for Good Reason or due to Death or Disability	370,000	(1)	—		—		25,960	(10)	8,250	(11)	404,210

	Termination without Cause or for Good Reason in Connection with a Change in Control	740,000	(5)	—		—		51,920	(8)	16,500	(9)	808,420

Jake F. Filene	Termination without Cause	360,000	(1)	233,130	(2)	—				8,250	(4)	601,380

	Change in Control	—		—		154,546	(12)			—		154,546

	Termination without Cause or for Good Reason in Connection with a Change in Control	720,000	(5)	466,259	(6)	—				16,500	(9)	1,202,759

(1)	Represents a lump sum cash payment of 12 months of base salary.
(2)

Represents a lump sum cash payment of one times the NEO’s target annual performance bonus amount. In addition, for Mr. Biffle, represents a pro-rated annual performance bonus for the year in which the termination occurs (based on actual performance and payable at the same time other continuing executives) in the event of a termination without Cause or for

Good Reason. For Mr. Biffle’s pro-rated bonus, we included the full amount he was paid for fiscal year 2020 under the Management Bonus Plan since the assumed termination date would be December 31, 2020.
(3)

Represents continued coverage under COBRA for 12 months for each NEO based on the incremental cost of our contribution as of December 31, 2020 to provide this coverage Messrs. Diamond and Filene are not eligible for any continued coverage under COBRA.

(4)

Represents the value of continued UATP flight benefits for one year following the NEOs’ termination of employment, which must be used in the year following termination, based on the values each NEO was eligible to receive under the UATP for fiscal 2020.

(5)	Represents a lump sum cash payment of 24 months of base salary.
(6)

Represents a lump sum cash payment of two times a NEO’s target annual performance bonus amount. In addition, for Messrs. Biffle and Dempsey, represents a pro-rated annual performance bonus for the year in which the termination occurs (based on actual performance and payable at the same time other continuing executives) in the event of a termination without Cause or for Good Reason. For Messrs. Biffle’s and Dempsey’s pro-rated bonuses, we included the full amount each was paid for fiscal year 2020 under the Management Bonus Plan since the assumed termination date would be December 31, 2020. Mr. Shurz is not eligible for any bonus severance payment.

(7)

Represents the aggregate value of Mr. Biffle’s and Mr. Dempsey’s restricted stock units and unvested option awards that would have vested on an accelerated basis immediately prior to a qualifying termination following the consummation of a Change in Control, based on the fair market value of our common stock ($266.00) as of December 31, 2020, less, in the case of an option with an exercise price less than fair market value, the option’s exercise price. Mr. Biffle and Mr. Dempsey each receive 100% accelerated vesting of their respective equity awards in the event of a termination without Cause or for Good Reason, in each case, within 12 months following a Change in Control.

(8)

Represents continued coverage under COBRA for 24 months for each NEO based on the incremental cost of our contribution as of December 31, 2020 to provide this coverage Messrs. Diamond and Filene are not eligible for any continued coverage under COBRA.

(9)

Represents the value of continued UATP flight benefits for two years following the NEOs’ termination of employment, within 12 months following a Change in Control, which must be used in the two years following termination, based on the values each NEO was eligible to receive under the UATP for fiscal 2020.

(10)

Mr. Shurz receives 12 months of COBRA premiums upon a termination (i) without Cause, (ii) as a result of his death or disability or (iii) for Good Reason, where Good Reason is limited to material diminution in his duties and responsibilities; and he receives 24 months of COBRA premiums upon a termination for Good Reason (not in connection with a Change in Control), where Good Reason results from a relocation of our principal offices more than 25 miles from Denver or material breach of Mr. Shurz’s employment agreement by us. Amount shown reflects 12 months of COBRA premiums.

(11)

Mr. Shurz receives one year of flight benefits upon a termination (i) without Cause, (ii) as a result of his death or disability or (iii) for Good Reason, where Good Reason is limited to material diminution in his duties and responsibilities; and he receive two years of flight benefits upon a termination for Good Reason (not in connection with a Change in Control), where Good Reason results from a relocation of our principal offices more than 25 miles from Denver or material breach of Mr. Shurz’s employment agreement by us. Amount shown reflects one year of flight benefits.

(12)

Represents the aggregate value of Mr. Filene’s July 2017 restricted stock units that would have vested on an accelerated basis on the consummation of a Change in Control, based on the fair market value of our common stock ($266.00) as of December 31, 2020.

Equity Compensation Plans

The principal features of our equity incentive plans and our stockholder agreements are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2014 Plan

We currently maintain the 2014 Plan, which became effective on April 18, 2014. The principal purpose of the 2014 Plan is to enhance our ability to attract, retain and motivate our service providers by providing such individuals with equity ownership opportunities and aligning their interests with those of our stockholders. We have granted stock options to our NEOs and restricted stock to Frontier’s board of directors under the 2014 Plan, as described in more detail above. In connection with the closing of this offering, we intend to adopt the 2021 Incentive Award Plan (the “2021 Plan”). We expect that, upon the effectiveness of the 2021 Plan, no further awards will be made under the 2014 Plan. The material terms of the 2014 Plan are summarized below.

Share Reserve. The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the 2014 Plan is 1,000,000.

Administration. Our board of directors is authorized to administer the 2014 Plan, but consistent with its authority under the 2014 Plan, the board has delegated some of its administrative authority to our compensation committee. Subject to the terms and conditions of the 2014 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2014 Plan.

Eligibility. Options, restricted stock, restricted stock units and other stock-based awards under the 2014 Plan may be granted to officers, employees, consultants and directors of us and our subsidiaries.

Awards. The 2014 Plan provides for the grant of non-qualified stock options (or NSOs), restricted stock, restricted stock units (or RSUs), other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals in the future pursuant to the 2014 Plan (and, as noted above, following the effectiveness of this offering, we will not make any further awards under the 2014 Plan). Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

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Stock Options. Stock options provide for the right to purchase shares of our common stock in the future at a specified price that is established on the date of grant. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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Restricted Stock. Restricted stock is an award of shares of our common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will generally not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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Other Stock-Based Awards. Other stock-based awards are awards denominated in shares of our common stock and other awards that are valued by reference to, or are based on, shares of our common stock or other property. Other stock-based awards may be paid in shares, cash or other property, as determined by the plan administrator. The plan administrator will determine the terms and conditions of other stock-based awards, including any purchase price, transfer, vesting and/or other conditions.

Certain Transactions. The plan administrator has broad discretion to take action under the 2014 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and to facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, extraordinary dividends, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2014 Plan and outstanding awards.

Call Rights. Under agreements entered into with employees and directors who we granted equity awards under the 2014 Plan, we have the right to repurchase options and our common stock from terminated service providers for a price equal to fair market value on the date of repurchase. Our right to repurchase options and shares of our common stock expires upon the completion of this offering.

Transferability and Restrictions. With limited exceptions for the laws of descent and distribution, awards under the 2014 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. Additionally, awards granted under the 2014 Plan are subject to a right of first refusal in favor of us.

Section 280G. The 2014 Plan includes a cutback provision under Section 280G of the Code, pursuant to which any payment or benefit under the 2014 Plan that would not be deductible by us or the payor as a result of Section 280G of the Code (relating to “excess parachute payments”) will be reduced to the extent necessary so that any such payments and benefits will remain deductible to the maximum extent possible. The 2014 Plan also provides that we will seek stockholder approval of any amounts under the 2014 Plan that would constitute “parachute payments” under Section 280G of the Code.

Amendment and Termination. The plan administrator may terminate, amend or modify the 2014 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law In addition, no amendment of the 2014 Plan may, without the consent of the holder, materially and adversely affect any award previously granted. No award may be granted pursuant to the 2014 Plan after the tenth anniversary of the date on which the 2014 Plan was adopted by our board of directors (or, if later, approved by our stockholders); however, we expects to cease granting any awards under the 2014 Plan upon the effectiveness of the 2021 Plan. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

2021 Incentive Award Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholder will approve, the 2021 Plan, under which we are authorized to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan,                 shares of our common stock are initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by outstanding awards under our 2014 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2014 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) one percent (1%) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

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to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan;

•

to the extent that shares of our common stock subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2021 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $         for the first year of such individual’s service and $         for each year thereafter.

Administration. Our board of directors will administer the 2021 Plan with respect to awards granted to non-employee directors and our compensation committee will administer the 2021 Plan with respect to awards granted to other participants. The board or compensation committee may delegate their duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or applicable stock exchange rules. The plan administrator must consist of at least two members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act to the extent required to comply with the provisions thereof. Subject to the terms and conditions of the 2021 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan.

Eligibility. Awards under the 2021 Plan may be granted to our officers, employees, consultants and directors and the officers, employees, consultants and directors of our subsidiaries. Only our employees and the employees of our subsidiaries may be granted incentive stock options.

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options, or ISOs, and NSOs), SARs, restricted stock, RSUs, dividend equivalents, performance awards and other stock- or cash-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2021 Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

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Stock Options. Stock options provide for the right to purchase shares of our common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, as determined by the administrator.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or shares and subject to restrictions as determined by the plan administrator. In addition, dividend equivalents with respect to an award subject to vesting will either not be paid or credited or be accumulated and subject to vesting to the same extent as the related award.

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Performance Awards. Performance bonus awards or performance stock units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the plan administrator.

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Other Stock or Cash Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Certain Transactions. The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards.

In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator is also authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. Except by will or the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

Amendment and Termination. Our board of directors may terminate, amend or modify the 2021 Plan at any time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2021 Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval. In addition, no amendment, suspension or termination of the 2021 Plan may, without the consent of the holder, materially and adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. No incentive stock option may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after the tenth anniversary of the effective date of the 2021 Plan. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

Pilot Phantom Equity Plan

On December 3, 2013, to give effect to the reorganization of our corporate structure in connection with the acquisition by Indigo, an agreement was reached to amend and restate a phantom equity agreement that was in place with our predecessor and Frontier pre-acquisition. Under the terms of this agreement, our pilots employed by Frontier in June 2011, when an amendment to the underlying collective bargaining agreement was approved, who we refer to as the Participating Pilots, through their agent, FAPAInvest, LLC, received phantom equity units which were the economic equivalent of 231,000 shares of our common stock, representing 4% of our common stock as of June 30, 2014. Each unit constituted the right to receive common stock or cash in connection with certain events. As of December 31, 2019, the units became a fixed cash obligation, with the initial cash installment paid to the Participating Pilots in 2020 and the remaining cash installment of approximately $26 million to be paid in 2022 based on a predetermined formula.

Stockholders Agreements

Each executive officer has entered into a Stockholders Agreement with us and our controlling stockholder, Indigo Frontier Holdings Company, LLC (“Indigo Fund”), in connection with the executive’s holdings of shares of our common stock under the 2014 Plan. Each Stockholders Agreement provides us with certain rights that effectively restrict the transfer of shares of our common stock until the end of the 180-day period following the consummation of an underwritten initial public offering. The restrictive rights provided to us include a call right whereby we may repurchase shares upon a termination of employment and a bring along right whereby Indigo can require participants to sell shares alongside Indigo Fund. Each executive holds a tag-along right whereby each executive may require Indigo successor to allow the executive to sell alongside Indigo in certain transactions. Generally, our restrictive rights lapse on the closing of this offering.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

DIRECTOR COMPENSATION

Compensation Arrangements for our Non-Employee Directors

Prior to the completion of this offering, we have not compensated any members of our board of directors. Rather, we have compensated our directors for their service on the Frontier board of directors pursuant to our non-employee director compensation policy. We do not pay director fees to Frontier directors who are employees. All references to director compensation in this section prior to the completion of this offering are to service on Frontier’s board of directors. After the completion of this offering, the director compensation policy described below will apply to service on our board, and no additional compensation will be paid for service on the Frontier board of directors. In addition, from and after the completion of this offering, all non-employee directors, whether or not affiliated with Indigo, will receive the same director compensation.

Prior to this offering, each non-employee Frontier director received an annual fee of $100,000 if such director was affiliated with Indigo (an “Indigo Director”), and $80,000 if such director was not affiliated with Indigo (a “Non-Indigo Director”). In addition, the chairperson of the audit committee received an additional annual fee of $20,000 and the chairpersons for our compensation committee and our nominating and corporate governance committee would have received an additional annual fee of $15,000 had such chairpersons not been an Indigo Director. Non-Indigo Directors also received a grant of restricted shares of our common stock with an annual fair market value equal to approximately $120,000 as of July 1, 2020. The restricted shares vest and all restrictions thereon lapse on the first anniversary of the date of grant subject to continued service.

As is common in the airline industry, we provide flight benefits to the members of Frontier’s board of directors under the UATP, whereby each individual receives a yearly dollar value that they may use for personal travel on Frontier’s flights for themselves and certain qualifying friends and family. Each one-way flight they take is valued at $75, which is the average cost to Frontier of a one-way flight for us. For fiscal year 2020, each non-employee director received a travel bank under the UATP equal to $5,500 (except for Mr. W. Franke who received a travel bank under the UATP equal to $13,750 as the chairman of Frontier’s board of directors). In addition, Frontier provides reimbursement to the non-employee directors for their reasonable expenses incurred in attending meetings.

During the second calendar quarter of 2020, our non-employee directors determined not to pay cash retainers in light of the COVID-19 pandemic and its impact on our business.

Following the completion of this offering, all non-employee directors will be compensated as follows:

•	annual fee of $80,000 payable in cash;

•	annual restricted share units to have a grant date fair value of $120,000 to vest on the first anniversary of the date of grant (subject to continued service);

•	additional annual fee to the chairperson of the audit committee of $20,000 payable in cash;

•	additional annual fee to the chairpersons for our compensation committee and nominating and corporate governance committee of $15,000 in cash each; and

•	travel benefits as discussed above.

Director Compensation Table

The following table sets forth information regarding compensation earned by the non-employee directors who served on the board of directors of Frontier during the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All other Compensation(2) ($)	Total ($)
Josh T. Connor	60,000	119,900	150	180,050
Brian H. Franke	75,000	—	—	75,000
William A. Franke	75,000	—	—	75,000
Andrew Broderick	75,000	—	—	75,000
Robert J. Genise	60,000	119,900	—	179,900
Bernard L. Han	75,000	119,900	994	195,894
Patricia Salas Pineda	60,000	119,900	18	179,918
Michael R. MacDonald	60,000	119,900	—	179,900
Alejandro Wolff	60,000	119,900	177	180,077

(1)

Amounts shown represent the grant date fair value of stock awards granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 11 to the financial statements included in this registration statement for the assumptions used in calculating this amount. As of December 31, 2020, Messrs. Connor, Genise, Han, MacDonald and Wolff and Ms. Pineda each held 436 restricted shares of our common stock. No other non-employee director held any equity awards.

(2)

Amounts shown represent the flight benefits under our UATP for fiscal year 2020 based on our calculation of the incremental cost to the Company providing the flight benefits to the directors based on each one-way flight they take being valued at the lesser of (i) the actual cost of the ticket and (ii) $75, which is the average cost to us of a one-way flight.

Director Stock Ownership Guidelines

Pursuant to our director stock ownership guidelines, each current non-employee director and any newly appointed non-employee director is required to, by the later of five years from the consummation of this offering or, for newly elected directors, the date five years from the date of his or her election to the board, own shares of our common stock having an aggregate value at least equal to $240,000 or, for newly elected directors, two times the value of the equity grant made in connection with the director’s election or appointment. For purposes of this calculation, shares of our common stock held directly or indirectly by the non-employee director are included (including shares held by the employer of such director in the case of the directors affiliated with Indigo), including restricted stock units (vested or unvested) and deferred stock units, if any, while any outstanding and unvested or vested but unexercised stock option awards are excluded. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Management Services

In December 2013, we entered into a Professional Services Agreement with Indigo Partners, pursuant to which Indigo Partners agreed to provide our board and our management with financial and management consulting services, including business strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financing consulting services. In exchange for these services, we incur a fixed quarterly fee of $375,000 to Indigo Partners and reimburse Indigo Partners for out of pocket expenses incurred in connection with the rendering of services pursuant to the Professional Services Agreement. In addition, we pay the annual fees of each member of our board of directors that is affiliated with Indigo Partners. We incurred an aggregate of approximately $2 million for the years ended December 31, 2018 and 2019 and $1 million for the year ended December 31, 2020 relating to the quarterly fees, related expense reimbursements and director compensation. In addition, we have agreed to indemnify Indigo Partners and its affiliates for losses arising from or relating to the services provided pursuant to the Professional Services Agreement. Our engagement of Indigo Partners pursuant to the Professional Services Agreement will continue until the date that Indigo Partners and its affiliates own less than 10% of the 5.2 million shares of our common stock acquired by an affiliate of Indigo Partners in December 2013.

Registration Rights Agreement

Immediately prior to the consummation of this offering, we intend to grant the registration rights described below to an affiliate of Indigo Partners, which holds 5.2 million shares of our common stock, pursuant to the terms of a Registration Rights Agreement, to be entered into by us at such time. This agreement will be entered into pursuant to the terms of the Subscription Agreement, dated December 3, 2013, pursuant to which Indigo, an affiliate of Indigo Partners funded the equity component of the acquisition from Republic Airways Holdings, Inc. For a description of the Registration Rights Agreement, please see “Description of Capital Stock—Registration Rights.”

Codeshare Arrangement

In January 2018, we entered into a codeshare agreement with Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (an airline based in Mexico doing business as Volaris). According to a Form 20-F filed by Controladora Vuela Compañía de Aviación, S.A.B. de C.V. with the SEC in April 2018, investment funds managed by Indigo Partners holds approximately 18% of the total outstanding Common Stock shares of Volaris and two of our directors, William A. Franke and Brian H. Franke, are members of the board of directors of Volaris. In August 2018, we began operating scheduled codeshare flights on certain flights with Volaris that are identified by our designator code. Conversely, Volaris is operating scheduled codeshare flights with Frontier, identified by their designator code. Any flight bearing a Frontier code designator that is operated by Volaris is disclosed in our reservations systems and on the customer’s flight itinerary, boarding pass, and ticket, if a paper ticket is issued. As a result of the Volaris codeshare arrangement, our customers are able to purchase single ticket service on our route network and connect to Volaris’ route network.

The codeshare agreement provides for codeshare fees and revenue sharing for the codeshare flights, with such amounts prorated between the parties based upon an agreed formula. Each party bears its own costs and expenses of performance under the agreement, is required to indemnify the other party for certain claims and losses arising out of or related to the agreement and is responsible for complying with certain marketing and product display guidelines. The codeshare agreement also establishes a joint management committee, which includes representatives from both parties and generally oversees the management of the transactions and relationships contemplated by the agreement. The codeshare agreement will remain effective for a period of three years from its effective date, is subject to automatic renewal and may be terminated by either party at any time upon the satisfaction of certain conditions. During 2020, total revenues and expenses from this related party did not exceed $120,000.

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we (or any of our subsidiaries) are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth, as of February 1, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholder.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of February 1, 2021, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on                  shares of common stock outstanding on February 1, 2021. We have based our calculation of the percentage of beneficial ownership after the offering of                shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholder).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Frontier Group Holdings, Inc., 4545 Airport Way, Denver, Colorado 80239.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholder’s interest.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering (Assuming No Exercise of Option to Purchase Shares)		Beneficial Ownership After the Offering if the Option to Purchase Shares is Exercised in Full
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Number of Shares Beneficially Owned	Percent	Shares Offered in the Offering	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Stockholder and Selling Stockholder:
Indigo Frontier Holdings Company, LLC(1)	5,200,000	—	5,200,000	99.2%			%		%
Named Executive Officers and Directors:
William A. Franke(1)	5,200,000	—	5,200,000	99.2%			%		%
Andrew S. Broderick							*		*
Josh T. Connor(2)							*	—	*
Brian H. Franke							*	—	*
Robert J. Genise(3)							*	—	*
Bernard L. Han(4)							*	—	*
Michael R. MacDonald(5)							*	—	*
Patricia Salas Pineda(6)							*	—	*
Alejandro D. Wolff(7)							*	—	*
Barry L. Biffle(8)							*	—	*
James G. Dempsey(9)							*	—	*
Howard M. Diamond(10)							*	—	*
Daniel M. Shurz(11)							*	—	*
Jack F. Filene(12)							*	—	*
All executive officers and directors as a group (16 persons)(13)							%		%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)

Consists of 5,200,000 shares held by Indigo Frontier Holdings Company LLC. William A. Franke is the sole member of Indigo Denver Management Company, LLC, which is the managing member of Indigo Frontier Holdings Company LLC, and as such, Mr. Franke has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. Franke and Indigo Frontier Holdings, LLC is c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, Arizona 85016.

(2)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(3)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(4)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(5)	Consists of shares of common stock underlying stock options exercisable within 60 days of January 1, 2021.
(6)	Consists of shares of common stock underlying stock options exercisable within 60 days of January 1, 2021.
(7)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(8)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(9)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(10)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(11)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(12)	Consists of shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.
(13)

Consists of (i) the shares described in notes 1 through 12 above and (ii)          shares of common stock represented by vested restricted stock units and          shares of common stock underlying stock options exercisable within 60 days of February 1, 2021.

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Pre-Delivery Deposits Financing

Our direct subsidiary, Frontier Airlines Holdings, Inc.(“FAH”), and our operating subsidiary, Frontier Airlines, Inc. (“ Frontier”) are party to a debt facility that is available to finance a portion of certain pre-delivery payments (“PDP Payments”) that Frontier is required to pay to Airbus S.A.S. (“Airbus”), with respect to future deliveries of specific Airbus A320neo and A321neo aircraft that we have on order (collectively, the “PDP Aircraft”). In connection with entering into this facility, FAH and Frontier established an unaffiliated Cayman Islands exempted company, Vertical Horizons, to act as borrower thereunder, and Frontier transferred certain of its rights and obligations under the purchase agreements (the “Assigned Purchase Agreements”), between it and Airbus relating to the PDP Aircraft to Vertical Horizons, including the obligation to make pre-delivery payments.

In August 2015, Vertical Horizons, as borrower, and Citibank, N.A., as facility agent and lender, entered into an amended and restated loan agreement (the “PDP Financing Facility”) which increased the commitment under the PDP Financing Facility to $125 million and increased the number of PDP Aircraft with respect to which PDP Payments could be financed thereunder. On January 14, 2016, the PDP Financing Facility was further amended to increase the commitment thereunder to $150 million. On December 16, 2016, the PDP Financing Facility was further amended and restated to increase the number of PDP Aircraft with respect to which PDP Payments could be financed thereunder. On December 29, 2017, the PDP Financing Facility was further amended and restated to increase the number of PDP Aircraft with respect to which PDP Payments could be financed thereunder. In May 2018 and January 2019, our PDP Financing Facility was amended to increase the commitment thereunder to $175 million and to provide for up to $25 million in unsecured revolving borrowings. On March 19, 2020, the PDP Financing Facility was further amended and restated to updated the PDP Aircrafts with respect to which PDP Payments could be financed thereunder and on June 18, 2020, the PDP Financing Facility was further amended to extend the availability of the facility through December 31, 2022. In December 2020, the PDP Financing Facility was further amended and restated to extend the availability of the facility through December 31, 2023, reduce Citibank, N.A.’s commitment, as initial lender, from $175 million to $150 million, remove the ability to draw further unsecured borrowings and to provide collateral for the borrowings outstanding as of that date. In addition, such amendments added flexibility for the borrower to potentially obtain additional commitments from other lenders for an aggregate amount of up to $200 million.

Vertical Horizons’ obligations under the PDP Financing Facility are secured primarily by a first priority lien on the Assigned Purchase Agreements including the proceeds and payments thereunder, and a charge over the shares of Vertical Horizons. Vertical Horizons’ obligations with respect to the PDP Financing Facility are guaranteed by FAH and by Frontier. The PDP Financing Facility contains affirmative and negative covenants and events of default that are typical in the industry for similar financings. The PDP Financing Facility consists of separate loans for each PDP Aircraft. The separate loans mature upon the earlier of (i) delivery of that aircraft to us by Airbus, (ii) the date one month following the last day of the scheduled delivery month of such aircraft and (iii) if there is a delay in delivery of aircraft, depending on the cause of the delivery delay, up to six months following the last day of the scheduled delivery month of such aircraft. The PDP Financing Facility will be repaid periodically according to the preceding sentence with the last scheduled delivery of aircraft contemplated in the PDP Financing Facility to be in the fourth quarter of 2023. The PDP Financing Facility is collateralized predominantly by our purchase agreement for 22 A320neo aircraft and 24 A321neo aircraft through 2023. As of December 31, 2020, there was $141 million outstanding and secured under our PDP Financing Facility.

Funds available under the PDP Financing Facility are subject to certain administrative and commitment fees, and funds drawn under the facility bear interest at the London Interbank Offered Rate (“ LIBOR”) plus a margin.

Pre-Purchased Miles Facility

We originally entered into an agreement with Barclays in 2003 to provide for joint marketing, grant certain benefits to co-branded credit card holders (“Cardholders”), and allow Barclays to market using our customer database. Cardholders earn mileage credits under the Frontier Miles program and we sell mileage credits at agreed-upon rates to Barclays and earn fees from Barclays for the acquisition, retention and use of the co-branded credit card by consumers. In addition, Barclays will pre-purchase miles if we meet certain conditions precedent. During September 2020, we amended our agreements with Barclays to modify the products and services provided under the agreements, re-establish the pre-purchased miles facility and extend the term of the agreement to March 31, 2029. The dollar amount of the pre-purchased miles facility (“Facility Amount”), is subject to adjustment for the then-current year on each January 15, beginning on January 15, 2015 through and including January 15, 2028 based on the aggregate amount of fees payable by Barclays to us on a calendar year basis, up to an aggregate maximum Facility Amount of $200 million. Until we repay our CARES Act loans, however, we can only access up to $15 million of the Facility Amount. We pay interest on the outstanding Facility Amount on a monthly basis based on a one-month LIBOR plus a margin.

Barclays has agreed that for each month that specified conditions are met it will pre-purchase additional miles on a monthly basis in an amount equal to the difference between the Facility Amount and the amount of unused mileage credits then outstanding and held by Barclays. Among the conditions to this monthly purchase of mileage credits is a requirement that we maintain a balance of unrestricted cash, as defined in the agreement, or maintain a minimum amount of earnings before interest, taxes, depreciation, amortization and rent (excluding any non-cash, non-operating expense) measured on a rolling four month basis. We may repurchase any or all of the pre-purchased miles at any time, from time to time, without penalty. Prior to March 31, 2028, (“Repurchase Commencement Date”), the Facility Amount may be reduced in each month in which such specified conditions are not met, which Facility Amount may be subsequently increased after three consecutive months of compliance with such conditions. Commencing on the Repurchase Commencement Date, the Facility Amount will be reduced by one-twelfth of the Facility Amount as measured on the Repurchase Commencement Date each month until such time as no pre-purchased mileage credits remain outstanding under the facility. The pre-purchased miles facility expires on March 31, 2029, when the term of the agreement ends.

Floating Rate Building Note

In June 2017, we entered into a $15 million note payable agreement with Bank of America. During December 2018, we executed an agreement with National Bank of Arizona to refinance this note, increasing the principal amount to $18 million. The note is secured by a lien on the land and building where our headquarters are located. As of December 31, 2020, all $18 million in aggregate principal amount was outstanding with an interest rate based on one-month LIBOR plus a margin. Under the terms of the agreement, we will repay outstanding principal balance in quarterly payments beginning in January 2022 until the maturity date in December 2023. On the maturity date, one final balloon payment will be made to cover all unpaid principal, accrued unpaid interest and other amounts due. The interest rate of one-month LIBOR plus a margin will be paid monthly.

Payroll Support Program

On April 30, 2020 (the “PSP Closing Date”), Frontier entered into a PSP Agreement with the Treasury pursuant to the CARES Act. In connection with its entry into the PSP Agreement, on the PSP Closing Date, FGHI also entered into a Warrant Agreement with the Treasury, and Frontier issued a PSP Promissory Note, with the Company and FAH, as guarantors.

PSP Agreement

Pursuant to the PSP Agreement, the Treasury provided to Frontier financial assistance, which was paid in installments (each, an “Installment”) on the PSP Closing Date, May 29, 2020, June 29, 2020, July 30, 2020 and September 30, 2020 and totaled an aggregate of approximately $211 million.

PSP Promissory Note

As compensation to the United States Government for the provision of financial assistance under the PSP Agreement, the Company issued the PSP Promissory Note to the Treasury, which provides for the Company’s obligation to pay to the Treasury the principal sum of $33 million, and the guarantee of the Company’s obligations by the Company and FAH.

The PSP Promissory Note bears interest on the outstanding principal amount at a rate equal to 1.00% per annum until the fifth anniversary of the PSP Closing Date and 2.00% plus an interest rate based on the secured overnight financing rate per annum or other benchmark replacement rate consistent with customary market conventions (but not to be less than 0.00%) thereafter until the tenth anniversary of the PSP Closing Date (the “Maturity Date”), and interest accrued thereon will be payable in arrears on the last business day of March and September of each year, beginning on September 30, 2020. The aggregate principal amount outstanding under the PSP Promissory Note, together with all accrued and unpaid interest thereon and all other amounts payable under the PSP Promissory Note, will be due and payable on the Maturity Date.

The Company may, at any time and from time to time, voluntarily prepay amounts outstanding under the PSP Promissory Note, in whole or in part, without penalty or premium. Within 30 days of the occurrence of certain change of control triggering events, the Company is required to prepay the aggregate outstanding principal amount of the PSP Promissory Note at such time, together with any accrued interest or other amounts owing under the PSP Promissory Note at such time.

The PSP Promissory Note is the Company’s senior unsecured obligation and each guarantee of the PSP Promissory Note is the senior unsecured obligation of each of Frontier and FAH, respectively. The PSP Promissory Note contains events of default, including cross-default with respect to acceleration or failure to pay at maturity other material indebtedness. Upon the occurrence of an event of default and subject to certain grace periods, the outstanding obligations under the PSP Promissory Note may, and in certain circumstances will automatically, be accelerated and become due and payable immediately.

PSP Warrant Agreement and PSP Warrants

As compensation to the United States Government for the provision of financial assistance under the PSP Agreement, and pursuant to the PSP Warrant Agreement, FGHI issued PSP Warrants to the Treasury to purchase shares of the common stock. The exercise price of the shares is $241.72 per share, subject to certain anti-dilution provisions provided for in the PSP Warrant.

Pursuant to the PSP Warrant Agreement, on each of May 19, 2020, May 29, 2020, June 29, 2020, July 30, 2020 and September 30, 2020, the Company issued to the Treasury a PSP Warrant to purchase up to an aggregate of 303 shares, 5,085 shares, 5,085 shares, 2,543 shares and 736 shares, respectively, based on the terms described herein. The number of shares issuable upon the exercise of each PSP Warrant is subject to certain anti-dilution provisions, including, among others, for below market issuances and payment of dividends.

The PSP Warrants do not have any voting rights and are freely transferable, with registration rights. Each PSP Warrant expires on the fifth anniversary of the date of issuance of such PSP Warrant. While the Company’s common stock is not listed on a national securities exchange, exercise of the PSP Warrants will be settled in cash. Following this offering and the listing of the Company’s common stock on the Nasdaq Global Select Market, the PSP Warrants will be exercisable either through net share settlement or net cash settlement, at the Company’s option.

The PSP Warrants are being issued solely as compensation to the United States Government related to entry into the PSP2 Agreement. No separate proceeds (apart from the financial assistance Installments described above) are being received upon issuance of the PSP Warrants or will be received upon exercise thereof.

Payroll Support Program Extension

On January 15, 2021 (the “PSP2 Closing Date”), Frontier entered into a PSP2 Agreement with the Treasury, with respect to the PSP2 established under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (the “PSP Extension Law”). In connection with its entry into the PSP2 Agreement, on the PSP2 Closing Date, the Company also entered into a Warrant Agreement (the “PSP2 Warrant Agreement”) with the Treasury, and Frontier issued a PSP2 Promissory Note, with the Company and FAH, as guarantors.

PSP2 Agreement

Pursuant to the PSP2 Agreement, the Treasury is to provide to Frontier financial assistance to be paid in Installments expected to total at least $140 million in the aggregate. We received the first installment, in the amount of approximately $70 million, from the Treasury on January 15, 2021.

PSP2 Promissory Note

As compensation to the United States Government for the provision of financial assistance under the PSP2 Agreement, Frontier issued a PSP2 Promissory Note to the Treasury. The PSP2 Promissory Note is in substantially the same form as the PSP Promissory Note entered into in connection with the PSP established under the CARES Act. There is currently no principal amount of the PSP2 Promissory Note. The principal amount of the PSP2 Promissory Note will increase by an amount equal to 30% of the amount of each additional Installment disbursed under the PSP2 Agreement, provided that the first $100 million of the total financial assistance provided to Frontier under the PSP2 Agreement will not increase the principal amount of the PSP2 Promissory Note. Interest accrued on the PSP2 Promissory Note will be payable in arrears on the last business day of March and September of each year, beginning on March 31, 2021. Assuming the total Installments to be paid pursuant to the PSP2 Agreement aggregate approximately $140 million, the PSP2 Promissory Note will have a total principal amount of approximately $12 million.

PSP2 Warrant Agreement and PSP2 Warrants

As compensation to the United States Government for the provision of financial assistance under the PSP2 Agreement, and pursuant to the PSP2 Warrant Agreement, the Company has agreed to issue the PSP2 Warrants to the Treasury to purchase shares. The PSP2 Warrant Agreement and PSP2 Warrants are in substantially the same forms as the PSP Warrant Agreement and PSP Warrants entered into in connection with the PSP, except that the exercise price (the “PSP2 Exercise Price”) for the shares will be equal to the value of the common stock on December 31, 2020, as determined by a third-party valuation. Pursuant to the PSP2 Warrant Agreement, on the date of each increase of the principal amount of the PSP2 Promissory Note, the Company will issue to the Treasury a PSP2 Warrant for a number of shares of Common Stock equal to 10% of such increase of the principal amount of the PSP2 Promissory Note, divided by the PSP2 Exercise Price. The number of shares issuable upon the exercise of each PSP Warrant is subject to certain anti-dilution provisions, including, among others, for below market issuances and payment of dividends, provided for in the PSP2 Warrants.

PSP and PSP2 Ongoing Requirements

In connection with PSP and PSP2, Frontier is required to comply with the relevant provisions of the CARES Act, as extended by the PSP Extension Law, including the requirement that funds provided pursuant to the PSP2 Agreement be used exclusively for the continuation of payment of certain employee wages, salaries and benefits, the requirement against involuntary furloughs and reductions in employee pay rates and benefits through

March 31, 2021, the requirement to recall any employees involuntarily terminated or furloughed after September 30, 2020, the provisions that prohibit the repurchase of the Common Stock once it is listed on the Nasdaq Global Select Market, and the payment of Common Stock dividends through March 31, 2022, as well as those that restrict the payment of certain executive compensation until October 1, 2022. The PSP Agreement and PSP2 Agreement also impose substantial reporting obligations on Frontier.

Treasury Loan Agreement

On September 28, 2020 (the “Treasury Loan Closing Date”), Frontier, the Company and FAH entered into the Treasury Loan Agreement, dated as of the Treasury Loan Closing Date, among Frontier, as borrower, the Company and FAH, as guarantors, the Treasury, as lender, and the Bank of New York Mellon, as administrative agent and collateral agent. The Treasury Loan Agreement provides for a secured term loan facility (the “Facility”) which permits Frontier to borrow up to $574 million as further described below.

On the Treasury Loan Closing Date, Frontier borrowed $150 million and may, at its option, borrow additional amounts in up to two subsequent borrowings until May 28, 2021, subject to satisfaction of certain conditions precedent in the Treasury Loan Agreement including maintenance of a collateral coverage ratio of 2.0 to 1.0. Borrowings under the Facility will bear interest at a variable rate per annum equal to adjusted LIBOR plus 2.5%, subject to an Adjusted LIBOR Rate floor of 0%. Accrued interest on the loans shall be payable in arrears on the first business day following the 14th day of each March, June, September and December (beginning with September 15, 2021), and on the Treasury Loan Maturity Date (as defined below). The applicable interest rate for the $150 million loan drawn on the Treasury Loan Closing Date under the Facility will be 2.74% per annum for the period from the Treasury Loan Closing Date through September 15, 2021 at which time the interest rate will reset in accordance with the foregoing formula.

All advances under the Facility will be in the form of term loans, all of which will mature and be due and payable in a single installment on September 28, 2025 (the “Treasury Loan Maturity Date”). Voluntary prepayments of loans under the Facility may be made, in whole or in part, by Frontier, without premium or penalty, at any time and from time to time. Amounts prepaid may not be reborrowed. Mandatory prepayments of loans under the Facility are required, without premium or penalty, to the extent necessary to comply with Frontier’s covenants regarding the expiry of certain agreements constituting the Treasury Loan Collateral (as defined below), the debt service coverage ratio, certain dispositions of the Treasury Loan Collateral, certain debt issuances secured by liens on the Treasury Loan Collateral and certain indemnity, termination, liquidated damages or insurance payments related to the Treasury Loan Collateral. In addition, if a “change of control” (as defined in the Treasury Loan Agreement) occurs with respect to the Company or Frontier, Frontier will be required to repay the loans outstanding under the Facility.

On the Treasury Loan Closing Date, the obligations of Frontier under the Treasury Loan Agreement are secured by a first priority security interest on substantially all of Frontier’s Loyalty Program Assets (as defined in the Pledge and Security Agreement (as defined below)) (including rights to receive cash flows thereunder), documents, deposit accounts, securities accounts, books and records and intellectual property related to Frontier’s frequent flyer program, Frontier Miles (the “Loyalty Program”) and all proceeds, accessions, rents or profits related to the foregoing (collectively, the “Treasury Loan Collateral”).

The Treasury Loan Agreement requires Frontier, under certain circumstances, including within ten (10) business days prior to the last business day of March and September of each year, beginning March 2021, to appraise the value of the Treasury Loan Collateral and recalculate the collateral coverage ratio. If the calculated collateral coverage ratio is less than 1.6 to 1.0, Frontier will be required either to provide additional Treasury Loan Collateral (which may include cash collateral) to secure its obligations under the Treasury Loan Agreement or prepay the term loans under the Facility, in such amounts that the recalculated collateral coverage ratio, after giving effect to any such additional Treasury Loan Collateral or repayment, is at least 1.6 to 1.0. Based on the appraisal submitted by Frontier in connection with the execution of the Loan Agreement, the appraised value of the Treasury Loan Collateral is presently significantly in excess of the 2.0 to 1.0 collateral coverage ratio necessary to access the amount under the Facility, including any contemplated increase.

The Treasury Loan Agreement also requires Frontier to calculate the debt service coverage ratio on a quarterly basis. If the calculated debt service coverage ratio is less than 1.75 to 1.00, then the Company and its subsidiaries will be required to place an amount equal to at least 50% of certain revenues received from the Loyalty Program (the “Loyalty Program Revenues”) into a blocked account to be held for the benefit of the lenders (which amounts on deposit may be used to prepay the outstanding term loans at the option of Frontier) until the debt service coverage ratio is recalculated to be greater than or equal to 1.75 to 1.00. If the calculated debt service coverage ratio is less than or equal to 1.50 to 1.00, but greater than 1.25 to 1.00, then all amounts previously deposited into the blocked account will be used to prepay outstanding term loans and an amount equal to at least 50% of all future Loyalty Program Revenues will be transferred into the payment account and used to prepay outstanding term loans until the debt service coverage ratio is recalculated to be greater than 1.50 to 1.00. If the calculated debt service coverage ratio is less than or equal to 1.25 to 1.00, then all amounts previously deposited into the blocked account will be used to prepay outstanding term loans and an amount equal to at least 75% of all future Loyalty Program Revenues will be transferred into the payment account and used to prepay outstanding term loans until the debt service coverage ratio is recalculated to be greater than 1.25 to 1.00.

The Treasury Loan Agreement also includes affirmative, negative and financial covenants and requires the Company to comply with the relevant provisions of the CARES Act including, but not limited to, the provisions that prohibit the payment of common stock dividends and the repurchase of the Company’s common stock (except under certain circumstances when the Company can repurchase up to $25 million of common stock annually), the continuation of certain scheduled air transportation service and those that restrict the payment of certain executive compensation, in each case, through the date that is 12 months after the date on which all amounts of loan outstanding under the Facility have been repaid in full. Under certain circumstances the Company can repurchase up to $25 million of common stock annually.

Treasury Warrant Agreement and Warrants

In connection with its entry into the Loan Agreement, the Company also entered into the Treasury Warrant Agreement, with the Treasury.

Pursuant to the Treasury Warrant Agreement, the Company issued to the Treasury a warrants to purchase up to 62,055 shares on the Treasury Loan Closing Date, with an exercise price of $241.72 per share. On the date of each borrowing under the Loan Agreement, the Company will issue to the Treasury additional warrants to purchase shares of the Company’s common stock equal to 10% of such borrowing, divided by the exercise price.

The exercise price and the number of shares to be issued are subject to adjustment as a result of certain anti-dilution provisions provided for in the Treasury Warrants.

The Treasury Warrants do not have any voting rights and are freely transferable, with registration rights. Each Treasury Warrant expires on the fifth anniversary of the date of issuance of such Treasury Warrant. While the Company’s common stock is not listed on a national securities exchange, exercise of the warrants will be settled in cash. Following this offering and the listing of the Company’s common stock on the Nasdaq Global Select Market, the Treasury Warrants will be exercisable either through net share settlement or net cash settlement, at the Company’s option.

The Treasury Warrants were issued as additional compensation to the United States Government related solely to entry into the Treasury Loan Agreement. No separate proceeds will be received upon issuance of a Treasury Warrant or will be received upon exercise thereof.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering, the Registration Rights Agreement to which we and an affiliate of Indigo Partnersare parties and of certain relevant provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering and the Registration Rights Agreement, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of the Delaware General Corporation Law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 600,000,000 shares of common stock, $0.001 par value per share, 120,000,000 shares of non-voting common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. See “—Limited Ownership and Voting by Foreign Owners.”

As of December 31, 2020, there were outstanding 5,248,371 shares of our capital stock held by stockholders of record.

Also as of December 31, 2020, there were outstanding no shares of non-voting common stock and no shares of preferred stock.

In connection with this offering, we will consummate a            -for-             stock split of our outstanding common stock and preferred stock which will occur prior to the effectiveness of the registration statement of which this prospectus is a part.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our non-voting common stock, subject to preferences that may be applicable to any then outstanding Preferred Stock and limitations under Delaware law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors properly up for election at any given stockholders’ meeting.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably with shares of our non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Non-Voting Common Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 120,000,000 shares of non-voting common stock with the rights, preferences, privileges and restrictions set forth below. Among other circumstances, shares of our non-voting common stock may be issued if and when required or desirable to comply with restrictions imposed by federal law on foreign ownership of U.S. airlines. Upon the closing of this offering, there will be no shares of non-voting stock outstanding, and we have no present plan to issue any such shares of non-voting stock. See “—Limited Ownership and Voting by Foreign Owners.”

Dividend Rights. Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our common stock, subject to preferences that may be applicable to any then outstanding Preferred Stock and limitations under Delaware law.

Voting Rights. Shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of our non-voting common stock will be convertible on a share-for-share basis into common stock at the election of the holder.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share ratably with shares of our common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences. Holders of our non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our non-voting common stock. The rights, preferences and privileges of the holders of our non-voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of Preferred Stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding, and we have no present plan to issue any such shares of Preferred Stock.

Registration Rights

Immediately prior to the consummation of this offering, we intend to grant the registration rights described below to Indigo Fund, an affiliate of Indigo Partners, which holds 5.2 million shares of our common stock, pursuant to the terms of a Registration Rights Agreement to be entered into by us at such time. This agreement will be entered into pursuant to the terms of the Subscription Agreement, dated December 3, 2013, pursuant to which Indigo, an affiliate of Indigo Partners, funded the equity component of the acquisition from Republic Airways Holdings, Inc.

The following description of the terms of Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand and Short-Form Registration Rights

At any time following the consummation of this offering, Indigo Fund may request that we initiate up to eight registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-1 or any similar or successor long-form registration and, if available, an unlimited number of registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-3 or any successor or similar short-form registration.

Piggyback Registration Rights

At any time that we propose to register any of our securities under the Securities Act, including in connection with this offering, Indigo Fund and any other parties that may become a party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing such parties to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to our initial public offering, pursuant to a demand or short-form registration, or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders under the Registration Rights Agreement. The demand, short-form and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that our board of directors will be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will elect our entire board of directors. Our amended and restated bylaws to be in effect immediately prior to the consummation of this offering includes advance notice procedures and other content requirements applicable to stockholders other than Indigo for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors.

Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors. From and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering also provide that, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. From and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and further provide that, from and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board, may call a special meeting of stockholders.

The combination of the classification of our board of directors (from and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock), lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than Indigo, and super majority voting requirements make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that we will not be subject to the provisions of Section 203 of the Delaware General Corporation Law unless and until such time when Indigo Partners and its affiliates cease to beneficially own at least 15% of the then outstanding shares of our voting common stock. Following such date, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Corporate Opportunity

Our amended and restated certificate of incorporation, to be in effect immediately prior to the consummation of this offering, will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to Indigo, any of our non-employee directors who are employees, affiliates or consultants of Indigo or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk Factors—Risks Related to Owning Our Common Stock—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.”

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering restrict ownership, voting, and control of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that we be owned and controlled by U.S. citizens, that no more than 25.0% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that no more than 49.0% of our outstanding stock be owned or controlled, directly or indirectly, (beneficially or of record) by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the U.S., that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizen. Our amended and restated certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Forum Selection

Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although our current certificate of incorporation and bylaws contain, and our amended and restated certificate of incorporation and amended and restated bylaws will contain, the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Limitations of Liability and Indemnification

Please see “Management—Limitation of Liability and Indemnification.”

Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq Global Select Market under the symbol “FRNT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc. The transfer agent and registrar’s address is 480 Washington Boulevard, 29th Floor, Jersey City, New Jersey 07130.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2020 and giving effect to the completion of this offering,                  million shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, the              shares sold in this offering, which includes both the shares sold by us and any shares sold by the selling stockholder, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholder, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.

After this offering,                  million shares of common stock will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the various lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

The share amounts set forth in this section are subject to change and will depend primarily on the price per share at which our common stock is sold in this offering and the total size of the offering. Please see “Use of Proceeds” elsewhere in this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to below, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of common stock then outstanding, which will equal approximately              shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of December 31, 2020, the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced below and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144. Accordingly, subject to any applicable lock-up agreements, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, the selling stockholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters, subject to specified exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                  and                  for a period of              days after the date of this prospectus. See “Underwriting.”

                 and                  may, in their sole discretion and at any time or from time to time before the termination of the             -day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement which provide consent to the sale of shares prior to the expiration of the lock-up period.

Registration Rights

On the date beginning 180 days after the date of this prospectus, an affiliate of Indigo, which holds 5.2 million shares of our common stock, or its transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2014 Stock Incentive Plan and the Frontier Group Holdings, Inc. 2021 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, please see “Executive Compensation—Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of A Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” our ability to pay dividends are subject to certain contractual limitations. If we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally and not jointly agreed to purchase, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Evercore Group L.L.C.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Nomura Securities International, Inc.
UBS Securities LLC
Cowen and Company, LLC
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.                  and                  are acting as representatives of the underwriters.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. The selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the underwriting discounts that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Company		Paid by Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share
Total

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses of up to $40,000 related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or “blue sky” laws.

In connection with this offering, we have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without, in each case, the prior written consent of                  and                 for a period of 180 days after the date of this prospectus, other than any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans and any shares of our common stock issued upon the conversion of or exercise of any securities outstanding as of the date of this prospectus.

In connection with this offering, the selling stockholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                  and                  for a period of 180 days after the date of this prospectus.

The foregoing restrictions are subject to specified exceptions, including, without limitation, the following:

•

open market transactions related to shares acquired after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act, or other public announcement, shall be required or shall be made voluntarily in connection with any such transaction;

•

the exercise of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus solely for cash, provided that the shares received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option or similar award, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction;

•

the withholding of shares of our common stock by us or sale of such shares to us in connection with a vesting event of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus to cover tax withholding obligations or the payment of taxes in connection with the vesting event, provided that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the purpose of such transfer is to cover such tax withholding obligations or the payment of taxes due in connection with the vesting event and that no other shares were sold, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction;

•

transfers to us upon the exercise of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus on a “cashless” or “net exercise” basis, provided that the shares received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement and that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option or similar award, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction; and

•

transfers by operation of law or court order pursuant to a domestic relations order or a negotiated divorce settlement, provided that the recipient agrees to be bound in writing by the restrictions set forth in the lock-up agreement, that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is pursuant to such court order or settlement and that the shares are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us, the selling stockholder and the representatives. Among the primary factors that we expect to consider in determining the initial public offering price are:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our revenues, results of operations and certain other financial and operating information in recent periods;

•	our future prospects and estimates of our business potential including the economic conditions in and future prospects for the industry in which we compete;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business;

•	our management;

•	currently prevailing general conditions in the equity securities markets; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure you, however, that the price at which the shares will trade in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the Nasdaq Global Select Market under the symbol “FRNT.”

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters have performed commercial banking services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the Offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and the Company that:

(i)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(ii)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire shares in the Offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•

in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”), provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA. .

Each person in the UK who acquires any shares in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the Swiss Stock Exchange, or (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”) and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt 185 Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & 184 Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

ii.

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

b)

you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Hong Kong

The shares of our common stock offered in this prospectus may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law NO. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” will mean any person resident in Japan, benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” will mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section A of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the 182 Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters’ conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The consolidated financial statements of Frontier Group Holdings, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying on the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Frontier Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Frontier Group Holdings, Inc. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Leased Aircraft Return Costs

Description of the matter	As described in Notes 1 and 6 to the consolidated financial statements, the Company’s aircraft lease agreements often require the Company to return aircraft airframes and engines to the lessor in a certain condition or pay an amount to the lessor based on the leased airframe or engine’s actual condition. Lease return costs are recognized beginning when it is probable that such costs will be incurred and they can be estimated. When costs become both probable and estimable, they are accrued as a component of supplemental rent, through the remaining lease term. When determining the need to accrue lease return costs, there are various factors for which management considers such as the contractual terms of the lease agreement, current condition of the aircraft, the age of the aircraft at lease expiration, projected number of hours run on the engine at the time of return, the number of projected cycles run on the airframe at the scheduled time of return and the ability to utilized previously paid maintenance reserves to offset projected costs. As of December 31, 2020, the Company has accrued liabilities of $32 million for leased aircraft return costs.

Auditing management’s estimate of leased aircraft return costs required significant judgment given the complexity involved in determining the timing and cost of future maintenance events, including the estimated utilization of leased airframes and engines.

How we Addressed the Matter in Our Audit	To test the estimate of lease return costs, our audit procedures included, among others, testing the assumptions used and the accuracy and completeness of the underlying data used in the calculations. For example, to test the assumptions related to the timing of future maintenance events, we compared projected event timing to the time interval between recently completed maintenance events and against underlying regulatory requirements. We also confirmed current and projected utilization metrics and projected timing of events with maintenance personnel. We also tested the historical accuracy of management’s forecasts of maintenance events by comparing when recent maintenance events occurred to management’s initial projections. To test the assumptions related to cost, we compared the projected cost of future maintenance events to historical experience or the costs required by the contractual agreements based on projected return condition of the airframe or engine at lease return.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Denver, Colorado

February 26, 2021, except for Note 20, as to which the date is March 8, 2021.

FRONTIER GROUP HOLDINGS, INC.

Consolidated Balance Sheets

(in millions, except for share and per share data)

	December 31,
	2019	2020

Assets
Cash and cash equivalents	$768	$378
Accounts receivable, net	83	28
Supplies, net	20	18
Other current assets	73	226

Total current assets	944	650
Property and equipment, net	181	176
Operating lease right-of-use assets	2,261	2,250
Pre-delivery deposits for flight equipment	252	224
Aircraft maintenance deposits	71	82
Intangible assets, net	30	29
Other assets	125	143

Total assets	$3,864	$3,554

Liabilities and stockholders’ equity
Accounts payable	$71	$71
Air traffic liability	249	135
Frequent flyer liability	21	13
Current maturities of long-term debt, net	150	101
Current maturities of operating leases	387	416
Other current liabilities	376	267

Total current liabilities	1,254	1,003
Long-term debt, net	95	247
Long-term operating leases	1,874	1,848
Long-term frequent flyer liability	31	50
Other long-term liabilities	68	96

Total liabilities	3,322	3,244

Commitments and contingencies (Note 14)
Stockholders’ equity:
Common stock, no par value, stated value of $.001 per share, with 5,243,233 and 5,248,371 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	—
Additional paid-in capital	52	60
Retained earnings	486	261
Accumulated other comprehensive income (loss)	4	(11)

Total stockholders’ equity	542	310

Total liabilities and stockholders’ equity	$3,864	$3,554

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Operations

(in millions, except for per share data)

	Year Ended December 31,
	2018	2019	2020
Operating revenues:
Passenger	$2,102	$2,445	$1,207
Other	54	63	43

Total operating revenues	2,156	2,508	1,250

Operating expenses:
Aircraft fuel	589	640	338
Salaries, wages and benefits	441	529	533
Aircraft rent	277	368	396
Station operations	323	336	257
Sales and marketing	110	130	78
Maintenance materials and repairs	75	86	83
Depreciation and amortization	78	46	33
CARES Act credits	—	—	(193)
Other operating	171	64	90

Total operating expenses	2,064	2,199	1,615

Operating income (loss)	92	309	(365)

Other income (expense):
Interest expense	(13)	(11)	(18)
Capitalized interest	9	11	6
Interest income and other	17	16	5

Total other income (expense)	13	16	(7)

Income (loss) before income taxes	105	325	(372)
Income tax expense (benefit)	25	74	(147)

Net income (loss)	$80	$251	$(225)

Earnings (loss) per share:
Basic	$13.95	$45.21	$(42.91)
Diluted	$13.83	$45.10	$(42.91)

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended December 31,
	2018	2019	2020
Net income (loss)	$80	$251	$(225)
Unrealized gains (losses) from cash flow hedges net of adjustment for dedesignation of fuel hedges, net of deferred tax benefit / (expense) of $8, ($6) and $4, respectively (Note 7)	(22)	21	(15)

Other comprehensive income (loss)	(22)	21	(15)

Comprehensive income (loss)	$58	$272	$(240)

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net income (loss)	$80	$251	$(225)
Deferred income taxes	(72)	52	(14)
Depreciation and amortization	78	46	33
Loss on sale of owned aircraft	25	—	—
Gains recognized on sale-leaseback transactions	(18)	(107)	(48)
Warrant liability unrealized loss	—	—	9
Stock-based compensation	26	8	8
Cash flows for derivative instruments, net	—	(1)	(4)
Cash flows from operating leases	—	—	17
Changes in operating assets and liabilities:
Accounts receivable	28	(6)	61
Supplies and other current assets	29	(18)	(166)
Aircraft maintenance deposits	(28)	(18)	(15)
Other long-term assets	(50)	(29)	(32)
Accounts payable	(7)	24	—
Air traffic liability	15	36	(114)
Other liabilities	83	(67)	(67)

Cash provided by (used in) operating activities	189	171	(557)

Cash flows from investing activities:
Capital expenditures	(24)	(45)	(16)
Pre-delivery deposits for flight equipment, net of refunds	(35)	(17)	28
Other	—	—	(1)

Cash provided by (used in) investing activities	(59)	(62)	11

Cash flows from financing activities:
Proceeds from issuance of debt	146	170	236
Principal repayments on debt	(186)	(139)	(126)
Principal repayments on note payable	(50)	—	—
Proceeds from sale-leaseback transactions	152	92	47
Dividends paid	(211)	(159)	—
Other	—	(3)	(1)

Cash provided by (used in) financing activities	(149)	(39)	156

Net increase (decrease) in cash, cash equivalents and restricted cash	(19)	70	(390)
Cash, cash equivalents and restricted cash, beginning of period	717	698	768

Cash, cash equivalents and restricted cash, end of period	$698	$768	$378

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

(in millions, except for share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance at December 31, 2017	5,238,916	$—	$48	$378	$3	$429
Reclassification of hedging impacts from retained earnings	—	—	—	(1)	1	—
Reclassification of Tax Act effects into retained earning	—	—	—	(1)	1	—
Net income	—	—	—	80	—	80
Dividend and dividend equivalent rights	—	—	—	(211)	—	(211)
Restricted stock issued	1,075	—	—	—	—	—
Shares issued in connection with vesting of restricted stock units	863	—	—	—	—	—
Shares withheld to cover employee taxes related to vesting of restricted stock units	(243)	—	—	—	—	—
Unrealized loss from cash flow hedges, net of tax	—	—	—	—	(22)	(22)
Stock-based compensation	—	—	4	—	—	4

Balance at December 31, 2018	5,240,611	$—	$52	$245	$(17)	$280
Reclassification of sale-leaseback impacts into retained earnings (Note 1)	—	—	—	149	—	149
Net income	—	—	—	251	—	251
Dividend and dividend equivalent rights	—	—	—	(159)	—	(159)
Restricted stock issued	1,464	—	—	—	—	—
Shares issued in connection with vesting of restricted stock units	1,630	—	—	—	—	—
Shares withheld to cover employee taxes on vested restricted stock units	(472)	—	—	—	—	—
Unrealized gain from cash flow hedges, net of tax	—	—	—	—	21	21
Stock option repurchases	—	—	(3)	—	—	(3)
Stock-based compensation	—	—	3	—	—	3

Balance at December 31, 2019	5,243,233	$—	$52	$486	$4	$542
Net loss	—	—	—	(225)	—	(225)
Restricted stock issued	2,616	—	—	—	—	—
Shares issued in connection with vesting of restricted stock units	3,550	—	—	—	—	—
Shares withheld to cover employee taxes on vested restricted stock units	(1,028)	—	—	—		—
Unrealized loss from cash flows hedges net of adjustment for dedesignation of fuel hedges, net of tax (Note 7)	—	—	—	—	(15)	(15)
Stock-based compensation	—	—	8	—	—	8

Balance at December 31, 2020	5,248,371	$—	$60	$261	$(11)	$310

See Notes to Consolidated Financial Statements

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Frontier Group Holdings, Inc. (“FGHI” or the “Company”) and its wholly-owned direct and indirect subsidiaries, including Frontier Airlines Holdings, Inc. (“FAH”) and Frontier Airlines, Inc. (“Frontier”). All wholly-owned subsidiaries are consolidated, with all intercompany transactions and balances being eliminated. Prior to December 3, 2013, FAH was a wholly-owned subsidiary of Republic Airways Holdings, Inc. (“Republic”). On December 3, 2013, FGHI, formerly known as Falcon Acquisition Group, Inc., purchased from Republic all of FAH’s common stock for $52 million in cash and assumed all of its obligations. As a result of the acquisition, all of FAH’s assets and liabilities were remeasured to fair value as of the acquisition date.

The Company is headquartered in Denver, Colorado. Frontier is an ultra low-cost, low-fare airline that offers flights throughout the United States and to select international destinations in the Americas, serving approximately 110 airports.

The Company is managed as a single business unit that primarily provides air transportation for passengers. Management has concluded there is only one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and, on March 11, 2020, the World Health Organization classified the virus as a pandemic. The rapid spread of this pandemic, or fear of such an event, along with government mandated restrictions on travel, required stay-in-place orders, and other social distancing measures resulted in a drastic decline in near-term air travel demand beginning in the United States in March of 2020, causing reductions in revenues and income levels as compared to prior periods performance. The decline in demand for air travel has and will continue to have a material adverse effect on the Company’s business and results of operations in 2020 and during 2021.

While the Company experienced a modest uptick in demand during the latter half of the second quarter and into the third and fourth quarters of 2020, demand was negatively impacted by a resurgence of COVID-19 cases in certain domestic markets. The length and severity of the decline in demand due to the impacts of the COVID-19 pandemic is uncertain and, as such, we expect the adverse impact to persist during 2021.

The exact timing and the rate of the recovery is uncertain given the impact of the pandemic on the overall U.S. and global economy. Additionally, the Company is unable to predict the future spread of COVID-19 and resulting measures that may be introduced by governments or other parties and what impact they may have on the demand for air travel.

In response to the impacts of the COVID-19 pandemic, beginning in March and continuing through December 31, 2020, the Company has taken measures to address the significant cash outflows experienced to date and continues to evaluate options, should the lack of demand for air travel continue beyond the near term.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

During the period ended December 31, 2020, the Company reduced its flight schedule to match demand levels and implemented various other initiatives to reduce costs and manage liquidity including, but not limited to:

•	Reducing planned headcount increases;

•	Reducing employee related costs including:

•	Salary reductions and/or deferrals for the Company’s officers and board members;

•	Suspension of merit salary increases for 2020; and

•

Providing voluntary paid and unpaid leave of absence programs for employees not covered under labor arrangements, as well as certain employees covered under such arrangements, including pilots and flight attendants, that range from one month to six months;

•	Deferring aircraft deliveries;

•	Reducing discretionary expenses;

•

Reaching agreements with major vendors, which are primarily related to many of the Company’s aircraft and engine leases as well as airports, for deferral of payments and deliveries until later in 2020 and into 2021;

•	Delaying non-essential maintenance projects and reducing or suspending other discretionary spending;

•	Reducing non-essential capital projects;

•	Securing current funding and future liquidity from the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) as described below and other financing sources; and

•	Amending certain debt covenant metrics to better align the covenants with current and expected demand

The Company continues to monitor covenant compliance with various parties, including, but not limited to, its lenders and credit card processors, as any noncompliance could have a material impact on the Company’s financial position, cash flows and results of operations. During the fourth quarter of 2020, the Company amended its pre-delivery credit facility to provide for a deferral of the fixed charge coverage ratio requirement (the “FCCR Test”) until the first quarter of 2022. If the FCCR test is not maintained, the Company is required to test the loan to collateral ratio for the underlying aircraft in the credit facility that are subject to financing (the “LTV Test”) and make any pre-payments or post additional collateral required in order to reduce the loan to value on each aircraft in the credit facility that are subject to financing below a ratio threshold. The LTV Test is largely dependent on the appraised fair value of the underlying aircraft subject to financing. If the LTV Test was required to be performed, the Company does not expect that there would be any material required pre-payment of the pre-delivery credit facility or posting of additional collateral. As of December 31, 2020 and through the date of this report, the Company is in compliance with all of its covenants, except the Company has obtained a waiver of relief for the covenant provisions through the first quarter of 2021 related to one of its credit card processors that represents less than 10% of total revenues, which may require future waivers or an amendment to existing covenants to reflect the downturn due to the COVID-19 pandemic. The Company expects to obtain an amendment or waiver, refinance the indebtedness subject to covenants or take other mitigating actions prior to any potential breaches that are not expected to have a material impact to the Company’s liquidity and financial position.

As a result of the measures to reduce costs and manage liquidity as outlined above, the Company believes its financial position and available liquidity as of the date of the financial statements will allow it to continue to navigate through any short term demand declines and that it is well positioned to recover once the demand for air

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Notes to Consolidated Financial Statements (Continued)

travel increases. Additionally, given the funds received and access to future liquidity secured from the CARES Act, as well as other financing sources, the Company believes it has opportunities and options to raise additional liquidity at reasonable terms necessary to maintain adequate liquidity over the period management believes the COVID-19 pandemic will impact the business. The Company continues to monitor the impacts of the pandemic on its operations and financial condition and believes it is probable that the plans intended to mitigate these conditions and events, when fully implemented, will alleviate liquidity risks presented by the current climate.

Revenue Recognition

As a result of the reduction in demand resulting from the COVID-19 pandemic, which will persist into 2021, beginning in March 2020, the Company extended the expiration dates of mileage credits issued under its frequent flyer program, waived cancellation and change fees for customers for most of 2020 after the start of the pandemic and extended the expiration of credits for future travel to 12 months in the fourth quarter of 2020. Refunds were provided for flights cancelled or significantly delayed by the Company. On a limited basis, during the second quarter of 2020 the Company offered the ability for customers to convert a credit for future travel into mileage credits, which increased the Company’s frequent flyer liability. Refer to Note 2 for additional information regarding the Company’s revenue recognition.

Derivatives

During the first quarter ended 2020, the Company determined that it was no longer probable that a portion of estimated future fuel consumption for its fuel hedges would occur as the Company reduced scheduled flights as a result of the decline in customer demand from the COVID-19 pandemic. As a result, derivative instruments previously designated as cash flow hedges were required to be dedesignated. For the remainder of 2020, the Company did not have any further dedesignation as actual and updated estimated consumption was consistent with prior expectations. Refer to Note 7 for additional information regarding the Company’s hedge accounting and derivative instruments.

Lessor Concessions

In response to the COVID-19 pandemic, beginning in March 2020, the Company was granted payment deferrals on leases included in the Company’s right-of-use assets for certain aircraft and engines from lessors along with airport facilities and other vendors that are not included in the Company’s right-of-use assets, which generally span two to seven months. On March 10, 2020, the FASB released Topic 842 and 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (“FASB Q&A”) and the Company elected to account for lease concessions as though enforceable rights and obligations for those concessions existed at lease inception and to account for the concessions as if no changes to the lease contract were made as all deferrals resulted in substantially the same total payments as required by the original contract. The Company has elected to account for deferred payments as variable lease payments where the deferral payments are not recognized in the Company’s consolidated statements of operations until the payment is made. As these deferred payments are made, the Company will recognize the deferred payments in aircraft rent or station operations, as applicable, in the consolidated statements of operations. As such, the deferrals related to leases had a favorable impact of $33 million to the Company’s cash flows and results of operations for the year ended December 31, 2020.

Valuation of Long Lived and Intangible Assets

In response to the COVID-19 pandemic and based on the Company’s short term reduction in cash flow projections as a result of the related decline in demand, the Company performed a quantitative assessment over its indefinite-lived intangible assets, long-lived assets, and definite-lived intangibles as of March 31, 2020, noting

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

no impairments. Given that the financial results for the subsequent nine months ended December 31, 2020, the period of time since the last quantitative impairment test, have outperformed the expected future results utilized during the March 31, 2020 assessment, and as the Company realized a higher than expected increase in demand and significant excess of fair value over book value concluded as of the March 31, 2020 assessment, no quantitative impairment assessment was performed as of December 31, 2020.

Employee Voluntary Leave Programs

During September 2020, and in anticipation of the lapse of the provisions set forth in the Payroll Support Program under the CARES Act as described below, the Company reached agreement with the labor unions for its pilots and flight attendants to provide for voluntary paid leave of absence programs. Under the arrangements, the participating pilots and flight attendants were granted paid leave of absence periods of either one, three or six month time frames. In exchange for accepting voluntary leave of absence, the pilots and flight attendants will receive minimum monthly pay and continue to accrue certain benefits with no requirement to work. The Company can require pilots and flight attendants to return to service and forego any remaining leave of absence if demand increases. These temporary programs helped to defray the Company’s employee costs during the downturn caused by the pandemic, but also allow the Company to scale operations back up quickly as demand returns. As employees covered under such paid voluntary programs are still considered active employees, the costs of such programs are recognized as period expenses.

Income Tax Valuation Allowance

As of December 31, 2020, the Company’s net deferred tax liability balance was $9 million, which includes $9 million of deferred tax assets related to state net operating losses. As a result of the operating losses generated during 2020 due to the pandemic, the Company evaluated whether it was more likely than not that sufficient taxable income will be generated to realize its deferred tax assets. Refer to Note 17 for additional information regarding the impact of the CARES Act on the Company’s income taxes.

CARES Act

The CARES Act became law on March 27, 2020 and includes various provisions to protect the U.S. airline industry, its employees, and many other stakeholders. The CARES Act is a relief package intended to assist many aspects of the American economy, including providing the airline industry with up to $25 billion for a Payroll Support Program to be used for employee wages, salaries, and benefits and up to $25 billion in loans. On April 30, 2020, the Company reached an agreement with the U.S. government under which the Company received $205 million of installment funding comprised of a $174 million grant (“PSP Grant”) for payroll support for the period from April 2020 through September 30, 2020, and a $31 million unsecured 10-year, low interest loan (“PSP Promissory Note”). In addition, on September 30, 2020, the U.S. Treasury provided the Company with an additional disbursement under the Payroll Support Program of $6 million, comprised of an additional $4 million toward the PSP Grant, and $2 million toward the PSP Promissory Note.

The payroll support funding contains certain conditions, that if not met, may require payroll assistance funds to be paid back to the U.S. government. The primary conditions include but are not limited to:

•	No involuntary furloughs or pay and benefit reductions through September 30, 2020;

•	No repurchases of equity securities listed on a national securities exchange or payment of dividends is permitted through September 30, 2021;

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

•

Maintain a certain level of scheduled air transportation as deemed necessary by the Department of Transportation to ensure that all routes the Company had scheduled air travel to before the downturn due to the COVID-19 pandemic are still served between May and September 2020; and

•	Put in place certain limits on the compensation and termination benefits of all non-union employees who made in excess of $425,000 in 2019, until March 24, 2022

As of December 31, 2020, the Company received the full $178 million under the PSP Grant, which was recognized net of $1 million in deferred financing costs over the periods it was intended to support payroll, within CARES Act credits in the Company’s consolidated statements of operations.

As of December 31, 2020, the Company received the full $33 million under the PSP Promissory Note, which is presented net of unamortized discounts related to warrants and deferred financing costs totaling $1 million within long-term debt, net on the Company’s consolidated balance sheet. The PSP Promissory Note includes annual interest rates of 1.00% for the first five years and the Secured Overnight Financing Rate (“SOFR”) plus 2.00% in the final five years. The loan can be prepaid at par any time without incurring a penalty. In conjunction with the PSP Promissory Note, the Company agreed to issue to the U.S. Department of the Treasury warrants to acquire up to 13,752 shares of common stock of FGHI at an exercise price of $241.72 per share. During the year ended December 31, 2020 the Company recorded $2 million in mark to market adjustments on warrants issued related to the PSP Promissory Note within interest expense in the consolidated statements of operations.

On January 15, 2021, the Company entered into an agreement with the U.S. Treasury for a minimum of $140 million of installment funding under a second Payroll Support Program (the “PSP2 Agreement”), comprised of a $128 million grant (“PSP2 Grant”) for the continuation of payroll support through March 31, 2021, and a $12 million unsecured 10-year low interest loan (“PSP2 Promissory Note”).

The primary changes to the conditions as set forth under the original Payroll Support Program are as follows:

•	Extension of no involuntary furloughs or pay and benefit reductions through March 31, 2021;

•	Extension of no repurchases of equity securities listed on a national securities exchange or payment of dividends through March 31, 2022;

•

Extension of maintaining a certain level of scheduled air transportation as deemed necessary by the Department of Transportation to ensure that all routes the Company had scheduled air travel to before the downturn due to the COVID-19 pandemic are still served between January and March 2021; and

•	Extension of certain limits on the compensation and termination benefits of all non-union employees who made in excess of $425,000 in 2019, until October 1, 2022

On January 15, 2021, the Company received the first installment of $70 million under the PSP2 Grant and expects to receive the remaining minimum funding under the PSP2 Agreement by the end of the first quarter of 2021. In conjunction with the PSP2 Promissory Note, the Company expects to issue warrants to the U.S. Department of the Treasury to acquire shares of common stock of FGHI at an exercise price of $442.69 per share (see Note 20).

As a result of the Consolidated Appropriations Act enacted in December 2020 that ultimately resulted in the PSP2 Agreement, the Company altered its voluntary leave of absence programs with pilots and flight attendants, which are offered in increments of one or three-month time frames through March 31, 2021. While the Company offers these programs to help defray costs as a result of the downturn caused by the pandemic, the Company increased the minimum pay provided while maintaining no requirement to work.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

On September 28, 2020, the Company entered into a loan agreement with the U.S. Department of the Treasury for a term loan facility of up to $574 million pursuant to the loan program established under the CARES Act (“Treasury Loan”). As of December 31, 2020, the Company borrowed $150 million under the Treasury Loan, which is presented net of unamortized discounts related to warrants and deferred financing costs totaling $8 million, within long-term debt, net on the Company’s consolidated balance sheet. The Treasury Loan has a five-year term and includes an annual interest rate based on adjusted LIBOR plus 2.5%. Funding can be drawn on the loan through May 28, 2021, and it can be prepaid at par at any time without incurring a penalty. The Treasury Loan is collateralized by the Company’s co-branded credit card arrangement. As part of any funding under the loan program, the Company is required to comply with the relevant provisions of the CARES Act, which will apply until one year after the loan is repaid in full. In conjunction with the Treasury Loan, the Company agreed to issue to the U.S. government warrants to acquire the common stock of FGHI, which have a five-year term and are settled in cash, or shares if the Company becomes publicly traded at the Company’s option, upon notice from the Treasury. As of December 31, 2020, the Company issued 62,055 warrants in conjunction with the first draw on the loan. During the year ended December 31, 2020 the Company recorded $7 million in mark to market adjustments on warrants issued related to the Treasury Loan within interest expense in the consolidated statements of operations.

As outlined above, as part of the PSP Promissory Note, the PSP2 Promissory Note and the Treasury Loan, and pursuant to the stipulations set forth within the CARES Act, the Company agreed to issue to the U.S. Department of the Treasury warrants to acquire shares of common stock of FGHI, which have a five-year term and are settled in cash, or shares if the Company becomes publicly traded at the Company’s option, upon notice from the Treasury. The warrants do not have any voting rights and are freely transferable, with registration rights. The warrants issued in conjunction with the CARES Act financing have been classified as liability based awards within other current liabilities within the consolidated balance sheet. Given the liability based classification, at the end of each period the warrant liability is adjusted to its fair market value, calculated utilizing the Black Scholes option pricing model, with the corresponding fair market value classified as interest expense within the Company’s consolidated statements of operations. The initial fair value of these warrants upon issuance are treated as a loan discount, which reduces the carrying value of the loan, and is amortized utilizing the effective interest method as interest expense in the Company’s consolidated statements of operations over the term of the loan.

As of December 31, 2020 and through the date of this report, the Company is in compliance with the conditions set forth by the U.S. government.

The CARES Act also permits a net operating losses (“NOL”) generated in 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As a result, the Company’s taxable loss for 2020 was fully absorbed in the 2015 and 2016 tax years (pre-Tax Cuts and Jobs Act) in which a federal 35% tax rate applies, resulting in a permanent benefit of the 14% rate differential. For the year ended December 31, 2020 the Company had a NOL of $449 million, which will be carried back under the CARES Act and the related tax benefit has been included within income tax expense in the Company’s consolidated statements of operations. The impact to the effective tax rate as a result of the CARES Act carryback allowance for the year ended December 31, 2020 was 17%, which was favorably impacted by the current year tax deduction for the payments made to FAPAInvest, LLC, as described further in Note 11.

The CARES Act also provides for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. Additionally, the CARES Act provides a tax holiday through December 31, 2020 for excise taxes related to airline fares and jet fuel purchases.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

The CARES Act provides an employee retention credit (“CARES Employee Retention Credit”) which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages through year end. The Company qualified for the credit beginning on April 1, 2020 and received credits for qualified wages through December 31, 2020. During the year ended December 31, 2020, the Company recognized $16 million, related to the CARES Employee Retention Credit within CARES Act credits in the Company’s consolidated statements of operations and other current assets in the Company’s consolidated balance sheet.

As a result of the extension of the CARES Act benefits in December 2020, the CARES Employee Retention Credit program was extended and enhanced. The updated program, effective as of January 1, 2021, was extended through June 30, 2021 and increased the credit to be equal to 70% of qualified wages paid to employees during a quarter and increased the cap from $10,000 of qualified wages for the entire period to $10,000 per quarter.

Leases

Effective January 1, 2019 the Company adopted ASU 2016-02, Leases (“ASU 2016-02”) using the modified retrospective transition method, with the cumulative-effect adjustment to the opening balance of retained earnings as of the effective date. Under the modified retrospective approach, financial results reported in periods prior to 2019 are unchanged. The Company also elected the package of practical expedients included in the new standard, which among other things, does not require a reassessment of lease classifications.

The adoption of ASU 2016-02 had a significant impact on the Company’s consolidated balance sheet due to the recognition of $2 billion of lease liabilities with corresponding right-of-use assets for operating leases (see Note 10).

Additionally, the Company recognized a $149 million cumulative effect adjustment, net of tax, to retained earnings. The adjustment to retained earnings was driven by the recognition of unamortized deferred sale-leaseback gains, net of tax. Prior to the adoption of ASU 2016-02, gains on sale-leaseback transactions were generally deferred and recognized in the income statement over the lease term. Under ASU 2016-02, gains on sale-leaseback transactions are recognized immediately.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash and cash equivalents. Additionally, any items with maturities greater than three months that are readily convertible to known amounts of cash are considered cash and cash equivalents. Investments included in this category primarily consist of money market funds and time deposits.

Restricted Cash

Restricted cash may include certificates of deposit that secure letters of credit issued for particular airport authorities as required in certain lease agreements. The Company also holds a certificate of deposit to secure workers’ compensation claim reserves. Restricted cash may also include funds held as collateral for future travel paid with a credit card. These funds may be held by credit card processors directly under contracts that require a holdback of funds equal to a certain percentage of the related air traffic liability. If the Company fails to maintain certain liquidity and other financial covenants, the credit card processors’ rights to holdback would apply, which would result in a decrease of unrestricted cash. Restricted cash is carried at cost, which management believes approximates fair value.

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Notes to Consolidated Financial Statements (Continued)

Accounts Receivable, net

Receivables primarily consist of amounts due as part of credit card receivables, incentives due from vendors, amounts due from select airport locations under revenue share agreements, amounts due from aircraft lessors for maintenance performed and settlements due from derivative counterparties. The Company records an allowance for credit losses for amounts not expected to be collected. The Company estimates the allowance based on aging trends. The allowance for doubtful accounts was $1 million and $3 million as of December 31, 2019 and 2020, respectively.

Supplies, net

Supplies consist of expendable aircraft spare parts, aircraft fuel and other supplies and are stated at the lower of cost or net realizable value. Supplies are accounted for on a first-in, first-out basis and are charged to expense as they are used. An allowance for obsolescence on expendable aircraft spare parts is provided over the remaining lease term or the estimated useful life of the related aircraft fleet to reduce the carrying cost of spare parts currently identified as excess to the lower of amortized cost or net realizable value. The allowance for obsolescence was $6 million, and $8 million as of December 31, 2019 and 2020, respectively.

Property and Equipment, net

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives to their estimated residual values. The Company capitalizes additions, modifications enhancing the operating performance of its assets, and the interest related to payments used to acquire new aircraft and the construction of its facilities. The Company capitalizes interest attributable to pre-delivery payments (“PDPs”) as an additional cost of the related asset beginning when activities necessary to get the asset ready for its intended use commence.

Estimated useful lives and residual values for the Company’s property and equipment are as follows:

	Estimated Useful Life	Residual Value
Aircraft	25 years	10%
Flight equipment leasehold improvements	Lesser of lease term or economic life	0%
Aircraft rotable parts	Fleet life	10%
Ground property and equipment	3 – 10 years	0%
Ground equipment leasehold improvements	Lesser of lease term or 10 years	0%
Internal use software	3 – 10 years	0%
Capitalized maintenance	Lesser of lease term or economic life	0%
Buildings	Lesser of 40 years or economic life	10%

The components of depreciation and amortization expense are as follows (in millions):

	Year Ended December 31,
	2018	2019	2020
Depreciation	$77	$45	$32
Intangible amortization	1	1	1

Total depreciation and amortization	$78	$46	$33

The Company capitalizes certain internal and external costs associated with the acquisition and development of internal-use software for new products and enhancements to existing products that have reached the

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

application development stage and are deemed feasible. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with, and devote time to, internal-use software projects. Capitalized computer software, net is included within ground and other equipment, which is a component of property and equipment, net in the accompanying consolidated balance sheets and totaled $8 million as of December 31, 2019 and 2020.

Asset Impairment

The Company applies a fair value-based impairment test to the carrying amount of indefinite-lived intangible assets annually, or more frequently if certain events or circumstances indicate impairment. The Company assesses the value of indefinite-lived assets under a qualitative and quantitative approach, as required. Under a qualitative approach, the Company considers various market factors, including applicable key assumptions listed below. These factors are analyzed to determine if events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset’s fair value is less than its carrying value. The quantitative approach is used to assess the asset’s fair value and the amount of the impairment. If the asset’s carrying amount exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying amount. Indefinite-lived intangible assets are comprised of certain landing slot rights and the trademark of the Company.

Factors that could result in future impairment of landing slot rights, holding other assumptions constant, include, but are not limited to: (i) significant reduction in demand for air travel, (ii) competitive activity in the slotted airport, (iii) anticipated changes to the regulatory environment such as diminished slot access and (iv) increased competition at a nearby airport. As part of this evaluation, the Company assesses whether changes in (i) macroeconomic conditions, (ii) industry and market conditions, (iii) cost factors, (iv) overall financial performance and (v) certain events specific to the Company, have occurred which would impact the use and/or fair value of these assets.

The Company records impairment charges on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization including macroeconomic factors impacting future demand, length of service the asset will be used in the Company’s operations and estimated salvage values.

Aircraft Maintenance

The Company accounts for heavy maintenance and major overhauls under the deferral method, whereby the cost of heavy maintenance and major overhauls is deferred and recorded as flight equipment and depreciated over the lesser of the remaining lease term or the period until the next scheduled heavy maintenance event. The Company has separate maintenance cost-per-hour contracts for the management and repair of certain rotable parts to support airframe and engine maintenance and repair, as well as heavy maintenance and major overhauls. These agreements require monthly payments based upon utilization, such as flight hours, cycles and age of the aircraft. For the contracts in which risk has been determined to transfer to the service provider, expense is recognized based on the contractual terms of the cost-per-hour arrangement. For those contracts in which risk has not been determined to transfer to the service provider, the Company initially records monthly payments as a deposit and then accounts for the underlying maintenance event when it occurs, in accordance with the Company’s maintenance accounting policy.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Certain of the Company’s aircraft and spare engine lease agreements require the Company to pay maintenance reserves to aircraft lessors to be held as collateral in advance of the Company’s required performance of major maintenance activities. At lease inception and at each balance sheet date, the Company assesses whether the maintenance reserve payments required by its leases are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are determined to be related to the maintenance of the leased asset are accounted for as maintenance deposits, to the extent they are expected to be recoverable, and are reflected as aircraft maintenance deposits in the accompanying consolidated balance sheets. When it is not probable that the Company will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. Additionally, fixed maintenance reserve payments that are not probable of being recovered are considered lease payments and are included in the right-of-use asset and lease liability. Maintenance reserve payments that are based on a utilization measure and are not probable of being recovered are considered variable lease payments and are not included in the right-of-use asset and lease liability.

The Company makes certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. These assumptions are based on various factors, such as the estimated time between the maintenance events, the cost of such maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a cumulative catch-up basis. On a regular basis, the Company assesses the credit worthiness of the Company’s lessors to ensure deposits are collectible. The Company continues to evaluate the creditworthiness of its lessors as a result of the COVID-19 pandemic downturns and specifically whether any credit losses existed for aircraft maintenance deposits and determined no allowance was necessary as of December 31, 2020.

Certain of the Company’s lease agreements provide that maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to the Company and will be retained by the lessor. Consequently, any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and, therefore, are accounted for as supplemental rent.

Leased Aircraft Return Costs

The Company’s aircraft lease agreements often contain provisions that require the Company to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the airframe and engine’s actual return condition. Lease return costs include all costs that would be incurred at the return of the aircraft, including costs incurred to repair the airframe and engines to the condition required by the lease.

Lease return costs could include, but are not limited to, redelivery cost, redelivery crew cost, fuel, final inspections, reconfiguration of the cabin, repairs to the airframe, painting, overhaul of engines, replacement of components and checks. These return provisions are evaluated at inception of the lease and throughout the lease terms and are accounted for as either fixed or variable lease payments (depending on the nature of the lease return condition) when it is probable that such amounts will be incurred. When determining probability and estimated cost, there are various other factors which need to be considered such as current condition of the aircraft, the age of the aircraft at lease expiration, number of hours run on the engines, number of cycles run on the airframe, projected number of hours run on the engine at the time of return, the projected number of cycles run on the airframe at the time of return, the extent of repairs needed, if any, upon return, return locations, current configuration of the aircraft, current paint of the aircraft, estimated escalation of cost of repairs and materials at the time of return, current flight hour agreement rates and future flight hour agreement rates. In addition, typically near the lease return date, the lessors may allow maintenance reserves to be applied as return condition consideration or pass on certain return provisions if they do not align with their current plans to remarket the

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

aircraft. As a result of the different factors listed above, management assesses the need to accrue lease return costs throughout the lease as facts and circumstances warrant an assessment. When costs become both probable and estimable, lease return costs are accrued as a component of aircraft rent through the remaining lease term.

Derivative Instruments

Fuel Hedging Activities

Variability in jet fuel prices impacts the Company’s results of operations. In order to reduce the risk of exposure to fuel price increases, the Company may enter into derivative contracts such as swaps, call options and collars. Derivative instruments are stated at fair value, net of any collateral postings.

The Company formally designates and accounts for the derivative instruments that meet established accounting criteria under ASC 815, Derivatives and Hedging, as cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instruments is recorded in accumulated other comprehensive income/loss (“AOCI/L”), a component of stockholders’ equity in the consolidated balance sheets. In general, the Company recognizes the associated gains or losses deferred in AOCI/L as a component of aircraft fuel expense in the period that the jet fuel is consumed. For derivative instruments that are not designated as cash flow hedges, the gain or loss on the instrument is recognized in current period earnings. The Company presents its fuel derivative instruments net within the consolidated balance sheets. Refer to Note 7 for additional information regarding the Company’s hedge accounting and derivative instruments.

Aircraft Purchase Hedging Activities

The Company is party to certain interest rate swaption agreements that are accounted for as cash flow hedges, as defined under ASC 815, Derivatives and Hedging. Our aircraft purchase commitments expose the Company to interest rate risk as the rental payments are adjusted and become fixed based on the seven or nine year swap rate at the time of delivery. The primary objective for these interest rate derivatives is to hedge the portion of the estimated future monthly rental payments related to London Interbank Offered Rate (“LIBOR”). These swaption agreements provide for a single payment at maturity based upon the change in the applicable swap rate between the execution date and the termination date. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instruments is recorded in AOCI/L, a component of stockholders’ equity in the consolidated balance sheets. In general, the Company recognizes the associated gains or losses deferred in AOCI/L as a component of aircraft rent expense over the life of the lease on a straight-line basis. The Company presents its interest rate swaption derivative instruments net within the consolidated balance sheets. Refer to Note 7 for additional information regarding the Company’s hedge accounting and derivative instruments.

Aircraft Fuel

Aircraft fuel expense includes jet fuel and associated into-plane costs, federal and state taxes and gains and losses associated with fuel hedge contracts.

Advertising

Advertising and the related production costs, which are included as a component of sales and marketing expenses, are expensed as incurred. Advertising expenses for the years ended December 31, 2018, 2019 and 2020 were $6 million, $10 million and $4 million, respectively.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial statement reporting bases of assets and liabilities. The Company periodically assesses whether it is more likely than not that sufficient taxable income will be generated to realize deferred income tax assets, and a valuation allowance is established if it is not likely that deferred income tax assets will be realized. All available positive and negative evidence is evaluated and certain assumptions are applied to make this determination. Projected future taxable income, scheduled reversals of deferred tax liabilities, the general business environment, historic financial results and tax planning strategies are considered. Significant factors that are considered include 1) the Company’s recent history of profitability, 2) growth in the U.S. and global economies, 3) forecast of airline revenue trends, and 4) future impact of taxable temporary differences. Management determined that no valuation allowances were required as of December 31, 2019 and 2020.

Stock-Based Compensation

The Company recognizes cost of employee services received in exchange for awards of equity instruments based on the fair value of each instrument at the date of grant. Compensation expense is recognized over the period during which an employee is required to provide service in exchange for an award, with forfeitures accounted for as they occur. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes valuation model. Restricted stock awards and units are valued at the fair value of the shares on the date of grant. The exercise price of all stock awards is determined by the Company’s board of directors based, in part, on the most recent third-party valuation report obtained by the Company’s board of directors as of the grant date. There are significant judgments and estimates inherent in these valuations which include assumptions regarding the Company’s future operating performance, the time to complete potential liquidity events and the determinations of the appropriate valuation methods to be applied. Refer to Note 11 for additional disclosures regarding details of the Company’s stock-based compensation plans.

Gains on Sale-Leaseback Transactions

The Company enters into sale-leaseback transactions for its aircraft and aircraft engine assets, whereby the Company sells one or more aircraft or aircraft engine asset to a third-party and simultaneously enters into an operating lease for a right to use such assets for a fixed period of time. Gains on sale-leaseback transactions are recognized in the period in which title to the asset transfers to the buyer-lessor and the lease commences, as a component of other operating expenses within the consolidated statements of operations. Gains on sale-leaseback transactions are calculated as the excess of the sale price of the asset over its carrying value. The carrying value of the assets sold will generally include the price paid for the asset, net of the amount of cash or the fair value of non-cash credits and incentives received from equipment and component manufacturers, the costs associated with delivery of the asset including any taxes or tariffs, financing costs capitalized in connection with the construction of the asset, capitalized maintenance and other improvements, and accumulated depreciation. Gains on sale-leaseback transactions may also be adjusted if it is determined that the terms of the sale transaction or the lease agreement are at a price other than fair value.

Concentrations of Risk

The Company’s business has been, and may continue to be, adversely affected by increases in the price of aircraft fuel, the volatility of the price of aircraft fuel, or both. Aircraft fuel represented approximately 29% of total operating expenses for the years ended December 31, 2018 and 2019, and 21% for the year ended December 31, 2020. Gulf Coast Jet indexed fuel is the Company’s basis for the majority of aircraft fuel

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

purchases. Any disruption to the oil production or refinery capacity in the Gulf Coast, as a result of weather or any other disaster, or disruptions in supply of jet fuel, dramatic escalations in the cost of jet fuel and/or the failure of fuel providers to perform under fuel arrangements for other reasons could have a material adverse effect on the Company’s financial condition and results of operations.

The air transportation business is volatile and highly affected by economic cycles and trends. Global pandemics and related health scares, consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather, and other factors can result in significant fluctuations in revenue and results of operations.

As of December 31, 2020, the Company had seven union-represented employee groups that together represented approximately 88% of all employees. Additional disclosure relating to the Company’s union-represented employee groups is included in Note 14.

As of December 31, 2020, the Company had substantially all capitalized maintenance deposits with two lessors, and all pre-delivery deposits for flight equipment with one vendor.

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted the new standard as of January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements during the year ended December 31, 2019 and 2020.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). This ASU and subsequently issued amendments requiring most leases with durations greater than 12 months to be recognized on the balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018. The Company adopted the new standard as of January 1, 2019. See Note 10 for more information.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss impairment methodology with an “expected loss” model which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for annual periods beginning after December 15, 2019 and interim reporting periods within those reporting periods. The Company adopted the new standard as of January 1, 2020, which did not have a material impact on the Company’s results of operations or financial position as of the adoption date.

2. Revenue Recognition

Passenger Revenues

Fare revenues. Tickets sold in advance of the flight date are initially recorded as air traffic liability. Passenger revenue is recognized at the time of departure when transportation is provided. If a nonrefundable ticket expires, it is recognized as revenue at the date of scheduled travel.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2019, the Company’s air traffic liability balance was $249 million. During the year ended December 31, 2020, substantially all of the air traffic liability as of December 31, 2019 has been recognized as passenger revenue. As of December 31, 2020, the Company’s current air traffic liability is $135 million, of which $36 million is related to customer rights to book future travel, which generally expire 12 months after issuance if not redeemed by the passenger. The amounts expected not to be redeemed are recognized over the historical pattern of rights exercised by customers.

During the years ended December 31, 2018, 2019 and 2020, the Company recognized $20 million and $26 million, $126 million of revenue, respectively, included within passenger revenue within the consolidated statements of operations, primarily related to expected and actual expiration of customer rights to book future travel. Estimated and actual expiration of customer rights to book future travel during the year ended December 31, 2020 was mainly due to the large amount of modifications of travel initiated by customers during late March through June 30, 2020 as a result of the COVID-19 pandemic.

Non-fare passenger revenues. Certain ancillary items such as bags, service fees and seat selection deemed part of providing passenger transportation are recognized in passenger revenues.

Changes and cancellations. Customers may elect to change their itinerary prior to the date of departure. Service charges assessed for changes and cancellations are recognized at time of departure of newly scheduled travel.

Passenger Taxes and Fees. The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets but are not included in passenger revenues at that time. The Company records a liability upon collection from the customer and reduces the liability when payments are remitted to the applicable governmental agency or airport.

Other Revenues

Other revenue primarily consists of services not directly related to providing transportation, such as the advertising, marketing and brand elements of the Frontier Miles (formerly EarlyReturns) affinity credit card program and commissions revenue from the third-party sale of items such as rental cars and hotels.

Frequent Flyer Program

The Company’s Frontier Miles frequent flyer program provides frequent flyer travel awards to program members based on accumulated mileage credits. Mileage credits are generally accumulated as a result of travel, purchases using the co-branded credit card and purchases from other participating partners.

The Company defers revenue for mileage credits earned by passengers under its Frontier Miles program based on the equivalent ticket value (“ETV”) a passenger receives by redeeming mileage credits for a ticket rather than paying cash.

Mileage credits are also sold to participating companies, including credit card and other third parties. Sales to credit card companies include multiple promised goods and services, which the Company evaluates to determine whether they represent performance obligations. The Company determined these arrangements have three separate performance obligations: (i) mileage credits to be awarded, (ii) licensing of brand and access to

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

member lists and (iii) advertising and marketing efforts. Total arrangement consideration is allocated to each performance obligation on the basis of the deliverables relative standalone selling price. For mileage credits, the Company considers a number of entity-specific factors when developing the best estimate of the standalone selling price, including the number of mileage credits needed to redeem an award, average fare of comparable segments, breakage, and restrictions. For licensing of brand and access to member lists, the Company considers both market-specific factors and entity-specific factors, including general profit margins realized in the marketplace/industry, brand power, market royalty rates and size of customer base. For the advertising and marketing performance obligation, the Company considers market-specific factors and entity-specific factors, including the Company’s internal costs of providing services, volume of marketing efforts and overall advertising plan.

Consideration allocated based on the relative standalone selling price to both the brand licensing and access to member lists and advertising and marketing elements is recognized as other revenue in the Company’s consolidated statements of operations over time as mileage credits are delivered. The consideration allocated to the transportation portion of these mileage credit sales is deferred and recognized as a component of passenger revenue in the Company’s consolidated statements of operations at the time of travel for mileage credits redeemed. Mileage credits the Company estimates are not likely to be redeemed are subject to breakage and are recognized as a portion of passenger revenue in proportion to the pattern of rights exercised by customers. Management uses statistical models to estimate breakage based on historical redemption patterns. A change in assumptions as to the period over which mileage credits are expected to be redeemed, the actual redemption activity for mileage credits or the estimated fair value of mileage credits expected to be redeemed could have an impact on revenues in the year in which the change occurs and in future years. Redemptions are allocated between sold and flown mileage credits based on historical patterns.

During September 2020, the Company amended its credit card affinity agreement with its credit card partner Barclays Delaware (“Barclays”). The amended and restated agreement, similar to the previous arrangement, provides for joint marketing, grants certain benefits to co-branded credit card holders, and allows Barclays to market using the Company’s customer database. Cardholders earn mileage credits under the Frontier Miles program and the Company sells mileage credits at agreed-upon rates to Barclays and earns fees from Barclays for the acquisition, retention and use of the co-branded credit card by consumers. The amended and restated agreement extends the term from 2023 to 2029 and provided for an up-front non-refundable payment of $25 million to the Company, of which the unamortized portion is recorded within other current liabilities, other long-term liabilities, and long-term frequent flyer liability within the consolidated balance sheets. The non-refundable payment will be recognized as revenue over the contact period as the Company performs its performance obligations under the amended agreement.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Operating revenues are comprised of passenger revenues, which includes fare and non-fare passenger revenues, and other revenues. Disaggregated operating revenues are as follows (in millions)

	Year Ended December 31,
	2018	2019	2020
Passenger revenues:
Fare	$1,086	$1,205	$548

Non-fare passenger revenues:
Baggage	412	496	229
Service fees	399	488	303
Seat selection	150	187	84
Other	55	69	43

Total non-fare passenger revenue	1,016	1,240	659

Total passenger revenues	2,102	2,445	1,207
Other revenues	54	63	43

Total operating revenues	$2,156	$2,508	$1,250

The Company is managed as a single business unit that provides air transportation for passengers. Operating revenues by principal geographic region (as defined by the U.S. Department of Transportation) are as follows (in millions):

	Year Ended December 31,
	2018	2019	2020
Domestic	$2,040	$2,362	$1,201
Latin America	116	146	49

Total operating revenues	$2,156	$2,508	$1,250

During the years ended December 31, 2018, 2019 and 2020, no revenue from any one foreign country represented greater than 5% of the Company’s total passenger revenue. The Company attributes operating revenues by geographic region based upon the origin and destination of each passenger flight segment. The Company’s tangible assets consist primarily of flight equipment, which are mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

3. Other Current Assets

Other current assets consist of the following (in millions):

	December 31,
	2019	2020
Prepaid expense	$13	$24
Income tax receivable	18	161
Passenger and other taxes receivable	—	26
Derivative instruments	5	—
Other	37	15

Total other current assets	$73	$226

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

4. Property and Equipment, net

The components of property and equipment, net are as follows (in millions):

	December 31,
	2019	2020
Flight equipment	$188	$182
Ground and other equipment	97	101
Less: accumulated depreciation	(104)	(107)

Total property and equipment, net	$181	$176

During the years ended December 31, 2019 and 2020 the Company deferred $14 million and $9 million of costs for heavy maintenance, respectively.

The Company’s deferred heavy maintenance balance, net was $14 million, and $13 million, as of December 31, 2019 and 2020, respectively, and is included as a part of flight equipment.

During December 2018, the Company entered into a sale-leaseback transaction for its six owned aircraft, which were held for use through the date of the sale. The sold aircraft had a net book value of $115 million as of the date of the sale. The Company received $90 million of proceeds from the sale that were used, in part, to extinguish the fixed and floating rate equipment notes related to these aircraft and entered into non-cancelable operating leases for these aircraft which expire in December 2021. The Company recognized a $25 million loss on the sale of these aircraft during the fourth quarter of 2018 for the excess of the net book value of the aircraft as of the date of sale over the sale price, which is included in other operating expenses within the consolidated statements of operations.

5. Intangible Assets, net

The following table summarizes the Company’s intangible assets, net (in millions):

		December 31,
		2019			2020
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Indefinite-lived:
Airport slots	Indefinite	$20		$20	$20		$20
Trademarks	Indefinite	6		6	6		6

		26		26	26		26
Finite-lived:
Affinity credit card program(1)	16 years	16	(12)	4	16	(13)	3

Total intangible assets, net		$42	$(12)	$30	$42	$(13)	$29

(1)

During September of 2020, the Company extended the term of the underlying agreement for its affinity credit card program (refer to Note 9). As a result, the Company extended the amortization period for its respective intangible asset from 10 years to 16 years on a prospective basis.

Expected future amortization expense of finite-lived intangibles is less than $1 million per year from 2021 through 2029.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

6. Aircraft Rent and Maintenance Deposits

The Company leases aircraft and spare engines, which expire in various years through 2032. Aircraft rent expense was $277 million, $368 million and $396 million during year ended December 31, 2018, 2019 and 2020, respectively. Aircraft rent expense includes supplemental rent, which is made up of maintenance reserves paid or to be paid that are not probable of being reimbursed or are probable lease return condition obligations. Supplemental rent expense for maintenance-related reserves that were deemed non-recoverable during the years ended December 31, 2018, 2019 and 2020 totaled $5 million, $6 million, $2 million, respectively, and were net of $11 million, $(3) million, and less than $1 million related to changes in estimates in maintenance-related reserves which occurred during the years ended December 31, 2018, 2019 and 2020, respectively. The portion of supplemental rent expense related to probable lease return condition obligations was $15 million, $5 million and $25 million for December 31, 2018, 2019 and 2020, respectively.

As discussed in Note 1, certain of the Company’s aircraft and spare engine lease agreements require the Company to pay maintenance reserves to aircraft lessors to be held as collateral in advance of the Company’s required performance of major maintenance activities. Further, certain maintenance reserve payments will not be required if the Company meets minimum financial thresholds specified in the lease agreements. The lease agreements generally provide that maintenance reserves are reimbursable to the Company upon completion of the maintenance event in an amount equal to either (1) the amount of the maintenance reserves held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Moreover, certain maintenance reserves are reimbursable to the Company if the Company meets minimum financial thresholds specified in the lease agreements or upon termination of the lease. As of December 31, 2019 and 2020, the Company had aircraft maintenance deposits that are expected to be recoverable of $90 million, and $82 million, respectively, in its consolidated balance sheets of which $19 million and less than $1 million, respectively, are included in accounts receivable, net as the eligible maintenance has been performed. The remaining $71 million and $82 million are included within aircraft maintenance deposits in the consolidated balance sheets as of December 31, 2019 and 2020, respectively.

A majority of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles. Maintenance reserves collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. Certain maintenance reserve payments are fixed contractual amounts, and all maintenance reserve payments are subject to annual escalation.

As of December 31, 2020, fixed maintenance reserve payments for aircraft and spare engines, including estimated amounts for contractual price escalations, were expected to be approximately $3 million per year from 2021 through 2025, and $12 million thereafter before consideration of reimbursements.

7. Financial Derivative Instruments and Risk Management

The Company is exposed to variability in jet fuel prices. Aircraft fuel generally represents the Company’s largest operating expense. Increases in jet fuel prices may adversely impact its financial performance, operating cash flow and financial position. As part of its risk management program, the Company enters into derivative contracts in order to limit exposure to the fluctuations in jet fuel prices. The types of instruments the Company utilized in its 2020 hedging program were call options and collar structures, which include both a purchased call option and sold put option. Although the use of collar structures can reduce the overall cost of hedging, these instruments carry more risk than purchased call options alone in that these instruments may result in a net liability for the Company upon settlement.

Additionally, the Company is exposed to interest rate risk through aircraft lease contracts for the time period between agreement of terms and commencement of the lease, where portions of the rental payments are adjusted

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

and become fixed based on the seven or nine year swap rate. As part of its risk management program, the Company enters into contracts in order to limit the exposure to fluctuations in interest rates. During the year ended December 31, 2019 and 2020, the Company paid upfront premiums of $10 million and $4 million, respectively, for the option to enter into and exercise cash settled swaps with a forward starting effective date.

The Company formally designates and accounts for derivative instruments that meet established accounting criteria under ASC 815, Derivatives and Hedging, as cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instruments is recorded in AOCI/L, a component of stockholders’ equity in the consolidated balance sheets. The Company recognizes the associated gains or losses deferred in AOCI/L as well as the amounts that are paid or received in connection with the purchase or sale of fuel-related financial derivative instruments (i.e., premium costs of option contracts) as a component of aircraft fuel expense in the period that the jet fuel subject to hedging is consumed for its fuel derivative instruments. For interest rate derivatives, the Company recognizes the associated gains or losses deferred in AOCI/L as well as amounts that are paid or received in connection with the purchase or sale of interest rate derivative instruments (i.e., premium costs of swaption contracts) as a component of aircraft rent expense over the period of the related aircraft lease. The Company does not enter into derivative instruments for speculative purposes.

In March 2020 the Company determined that it was no longer probable that estimated future fuel consumption for gallons subjected to fuel hedges would occur primarily related to second quarter settled trades as the Company reduced scheduled flights as a result of the decline in customer demand from the COVID-19 pandemic, and, therefore, the Company was required to dedesignate certain fuel hedges associated with estimated future consumption declines. Fuel hedges with identified estimated future fuel consumption that were probable to still occur remained within AOCI/L. As a result of the de-designation in March 2020 the Company recognized a $56 million loss within aircraft fuel in the consolidated statements of operations.

As of December 31, 2020, the Company had no fuel cash flow hedges for future fuel consumption. As of December 31, 2020, the Company has hedged the interest rate exposure on $440 million of total aircraft rent payments for 11 aircraft to be delivered by the end of the next year.

The Company is exposed to credit losses in the event of nonperformance by counterparties to its derivative instruments but does not expect any of its counterparties will fail to meet their obligations. The amount of such credit exposure is generally the fair value of the Company’s outstanding contracts in a receivable position. To manage credit risks, the Company selects counterparties based on credit assessments, limits its overall exposure to any single counterparty and monitors the market position with each counterparty. Based on the fair value of the Company’s fuel derivative instruments, its counterparties may require it to post collateral when the price of the underlying commodity decreases, and the Company may require its counterparties to provide collateral when the price of the underlying commodity increases. The amount of collateral posted, if any, is periodically adjusted based on the fair value of the hedge contracts. The Company’s policy is to offset the liabilities represented by these contracts with any cash collateral paid to the counterparties.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

The following table presents the assets and liabilities associated with its fuel and interest rate derivative instruments, which are presented on a gross basis and include upfront premiums paid, recorded as a component of other current assets and other current liabilities in its consolidated balance sheets as of December 31, 2019 and December 31, 2020 (in millions):

		December 31,
	Balance Sheet Location	2019	2020
Derivatives designated as cash flow hedges
Fuel hedge assets	Other current assets	$5	$—
Interest rate hedge assets	Other assets	$9	$—

The following table summarizes the effect of fuel and interest rate derivative instruments reflected in aircraft fuel and rent expense, respectively, in the consolidated statements of operations (in millions):

	Year Ended December 31,
	2018	2019	2020
Derivatives designated as cash flow hedges
Gains/(losses) on fuel derivative contracts	$19	$(17)	$(26)
Losses on interest rate derivative contracts	—	—	(1)

Total	$19	$(17)	$(27)

Derivatives not designated as cash flow hedges
Losses on fuel derivative contracts	$—	$—	$(56)

The following table presents the net of tax impact of the overall effectiveness of derivative instruments designated as cash flow hedging instruments under ASC 815 to the consolidated statements of comprehensive income (loss) (in millions):

	Year Ended December 31,
	2018	2019	2020
Derivatives designated as cash flow hedges
Fuel derivative contract gains (losses) - net of tax impact	$(22)	$22	$(16)
Fuel derivative losses reclassified to earnings due to dedesignation - net of tax impact	—	—	11
Interest rate derivative contract losses - net of tax impact	—	(1)	(10)

Total	$(22)	$21	$(15)

As of December 31, 2020, $11 million included in AOCI/L related to interest rate hedging instruments is expected to be reclassified over the instrument’s respective aircraft’s lease.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

8. Other Current Liabilities

Other current liabilities consist of the following (in millions):

	December 31,
	2019	2020
Salaries, wages and benefits	$76	$97
Current portion of phantom equity units (Note 11)	111	—
Station obligations	42	33
Leased aircraft return costs	9	20
Aircraft maintenance	28	22
Passenger and other taxes and fees payable	66	41
Fuel and fuel hedge liabilities	16	6
Warrant liability	—	18
Other current liabilities	28	30

Total other current liabilities	$376	$267

9. Debt

The Company’s debt obligations are as follows (in millions):

	December 31,
	2019	2020
Secured debt:
Pre-delivery credit facility(1)	$155	$141
Floating rate building note(2)	18	18
Treasury Loan(3)	—	150
Unsecured debt:
Pre-delivery credit facility(1)	20	—
Affinity card advance purchase of mileage credits(4)	53	15
PSP Promissory Note(5)	—	33

Total debt	246	357
Less current maturities of long-term debt, net	(150)	(101)
Less long-term debt acquisition costs and other discounts	(1)	(9)

Long-term debt, net	$95	$247

(1)

The Company entered into the PDP Facility with Citibank, N.A. in December 2014 (“PDP Financing Facility”) with amendments in 2016 and 2017 to expand the facility for committed deliveries through 2020 with a total committed facility size of $150 million. The PDP Financing Facility is collateralized by the Company’s purchase agreement for Airbus A320neo and A321neo aircraft through 2023 (see Note 14). On May 31, 2018, the PDP Financing Facility was further amended to increase the commitment thereunder to $175 million, including a $10 million accordion facility, through 2020. On January 29, 2019, the PDP Financing Facility was further amended to include a $25 million unsecured line of credit borrowing which can be accessed when total secured commitments fall below $175 million and extended to add certain of the Company’s committed deliveries through 2021. The combination of secured and unsecured borrowings should not exceed $175 million. On December 22, 2020, the PDP Financing Facility was further amended and restated to reduce the commitment of Citibank, N.A., as initial lender, to $150 million, remove the ability to draw further unsecured borrowings and to provide collateral for the borrowings not secured by aircraft outstanding as of that date. In addition, such amendments provide the Company flexibility to potentially obtain commitments from other lenders in an amount not to exceed $200 million. No commitments have been secured from other lenders as of December 31, 2020.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Interest is paid every 90 days based on a three-month LIBOR, plus a margin for each individual tranche. The PDP Financing Facility consists of separate loans for each PDP Aircraft. Each separate loan matures upon the earlier of (i) delivery of that aircraft to the Company by Airbus, (ii) the date one month following the last day of the scheduled delivery month of such aircraft and (iii) if there is a delay in delivery of aircraft, depending on the cause of the delivery delay, up to six months following the last day of the scheduled delivery month of such aircraft. The PDP Financing Facility will be repaid periodically according to the preceding sentence with the last scheduled delivery of aircraft contemplated in the PDP Financing Facility expected to be in the fourth quarter of 2023.

(2)

Represents a note with National Bank of Arizona related to the Company’s headquarters building. Under the terms of the agreement, the Company will repay outstanding principal balance in quarterly payments beginning in January 2022 until the maturity date in December 2023. On the maturity date, one final balloon payment will be made to cover all unpaid principal, accrued unpaid interest and other amounts due. The interest rate of one-month LIBOR plus a margin will be paid monthly.

(3)

On September 28, 2020, the Company entered into the Treasury Loan with the U.S. Department of the Treasury for a term loan facility of up to $574 million. The Treasury Loan has a five-year term and includes an annual interest rate based on adjusted LIBOR plus 2.5%. Funding can be drawn on the loan through May 28, 2021 and includes a maximum of 3 total draws on the facility, and it can be prepaid at par at any time without incurring a penalty. The Treasury Loan is collateralized by the Company’s co-branded credit card arrangement. As part of any funding under the loan program, the Company is required to comply with the relevant provisions of the CARES Act, which will apply until one year after the loan is repaid in full. In conjunction with the Treasury Loan, the Company agreed to issue to the U.S. government warrants to acquire the common stock of FGHI, which have a five-year term and are settled in cash upon 60 days’ notice from the U.S. Department of the Treasury. Such warrants are included in other current liabilities within the Company’s consolidated balance sheet. As of December 31, 2020, the Company borrowed $150 million under the Treasury Loan, and issued 62,055 warrants to the U.S. government in conjunction with this draw. The initial fair value of warrants upon issuance was $9 million and was accounted for as a loan discount, which reduced the carrying value of the Treasury Loan. This discount is amortized, utilizing the effective interest method, as interest expense in the Company’s consolidated statements of operations over the term of the loan.

(4)

The Company entered into an agreement with Barclays in 2003 to provide for joint marketing, grant certain benefits to co-branded credit card holders (“Cardholders”), and allow Barclays to market using the Company’s customer database. Cardholders earn mileage credits under the Frontier Miles program and the Company sells mileage credits at agreed-upon rates to Barclays and earns fees from Barclays for the acquisition, retention and use of the co-branded credit card by consumers. In addition, Barclays will pre-purchase miles if the Company meets certain conditions precedent. During March 2018, the Company amended its agreement with Barclays to further modify the products and services provided under the agreement, increase the pre-purchased miles facility and extend the agreement to 2023. On September 15, 2020 the Company entered into a new agreement with Barclays to amend and extend the current agreement to 2029. The pre-purchased miles facility amount is to be reset on January 15 of each calendar year through and including January 15, 2028 based on the aggregate amount of fees payable by Barclays to the Company on a calendar year basis, up to an aggregate maximum facility amount of $200 million. As part of the new agreement with Barclays and due to restrictions as part of the Treasury Loan, the Company paid down the Barclays facility to a $15 million balance in September 2020 and the facility amount cannot be extended above $15 million until full extinguishment of the Treasury Loan. The Company pays interest on a monthly basis, which is based on a one-month LIBOR plus a margin. Beginning March 31, 2028, the facility will be repaid in 12 equal monthly installments.

(5)

On April 30, 2020, the Company executed the PSP Promissory Note with the U.S. government and as part of this the Company received a $33 million unsecured 10-year, low interest loan. The PSP Promissory Note includes annual interest rates of 1.00% for the first five years and the Secured Overnight Financing Rate (“SOFR”) plus 2.00% in the final five years. The loan can be prepaid at par any time without incurring a penalty. In conjunction with the PSP Promissory Note, the Company agreed to issue to the U.S. Department of the Treasury warrants to acquire up to 13,752 shares of common stock of FGHI, which have a five-year term and are settled in cash, or shares if the Company becomes publicly traded at the Company’s option, upon notice from the Treasury. Such warrants are included in other current liabilities within the Company’s consolidated balance sheet. The initial value of warrants upon issuance was $1 million and was accounted for as a loan discount, which reduces the carrying value of the loan. This discount is amortized, utilizing the effective interest method, as interest expense in the Company’s consolidated statements of operations over the term of the loan.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Cash payments for interest related to debt aggregated to $11 million, $10 million and $7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company has issued standby letters of credit and surety bonds to various airport authorities and vendors that are collateralized by restricted cash and as of December 31, 2018, 2019 and 2020, the Company did not have any outstanding letters of credit that were drawn upon.

As of December 31, 2020, future maturities of debt are payable as follows (in millions):

December 31, 2020
2021	$101
2022	39
2023	19
2024	—
2025	150
Thereafter	48

Total debt principal payments	$357

10. Operating Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases, which generally requires leases with durations greater than twelve months to be recognized in the consolidated balance sheets. The standard was adopted using the modified retrospective approach with an effective date as of the beginning of the Company’s fiscal year, January 1, 2019. Prior year financial statements were not recast under the new standard and, therefore, those amounts are not presented below. The Company elected the package of transition provisions available for expired or existing contracts, which allows a carryforward of historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

The Company leases property and equipment under operating leases. For leases with initial terms greater than 12 months, the related asset and obligation is recorded at the present value of lease payments over the term. Some leases include rental escalation clauses, renewal options, termination options, and/or other items that cause variability that are factored into the determination of lease payments when appropriate. The Company does not separate lease and non-lease components of contracts, except for certain flight training equipment, for which consideration is allocated between lease and non-lease components.

When available, the rate implicit in the lease is used to discount lease payments to present value; however, most leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate (“IBR”) to discount the lease payments based on information available at lease commencement. The IBR utilized by the Company is first determined using an unsecured recourse borrowing rate over a tenor that matches the period of lease payments for each individual lease and then is adjusted to arrive at a rate that is representative of a collateralized rate (secured rate). Given the Company does not have an established unsecured public credit rating, the Company utilizes current period and projected financial information to simulate an unsecured credit rating. The Company then determines its secured rate (IBR) using a combination of several valuation methods that take into account the lower amount of risk of collateralized borrowings along with observable implied credit ratings from its current outstanding secured debt obligations.

Aircraft

As of December 31, 2020, the Company leased 104 aircraft, all of which are under operating leases with remaining terms ranging from six months to twelve years. In addition, as of December 31, 2020, the Company leased 16 spare engines, which are all under operating leases. As of December 31, 2020, the lease rates for two of

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

the engines depend on usage-based metrics which are variable and as such, these leases are not recorded in the consolidated balance sheets as a right-of-use asset and lease liability. As of December 31, 2020, the remaining terms for engines included within right-of-use asset and lease liability range from eight months to twelve years.

In March 2020, the Company entered into two amendments with one lessor that were treated as one combined contract. One amendment extended the remaining lease terms on two aircraft from three to five years. The other included the return of $17 million in previously unrecoverable maintenance reserves for two aircraft. This amount has been included within the Company’s right-of-use assets as a lessor incentive as of December 31, 2020, as it was negotiated as a combined contract.

Airport Facilities

The Company’s facility leases are primarily for space at approximately 110 airports that are served and are primarily located in the United States. These leases are classified as operating leases and reflect the use of airport terminals, ticket counters, office space, cargo warehouses and maintenance facilities. Generally, this space is leased from government agencies that control the use of the airport. The majority of these leases are short-term in nature and renew on an evergreen basis. For these leases, the contractual term is used as the lease term. As of December 31, 2020, the remaining lease terms vary from one month to nine years. At the majority of the U.S. airports, the lease rates depend on airport operating costs or use of the facilities and are reset at least annually. Because of the variable nature of the rates, these leases are not recorded in the consolidated balance sheets as a right-of-use asset and lease liability.

Other Ground Property and Equipment

The Company leases certain other assets such as flight training equipment, building space, and various other equipment. Certain of the Company’s leases for other assets are deemed to contain fixed rental payments and, as such, are classified as operating leases and are recorded in the consolidated balance sheets as a right-of-use asset and liability. The remaining lease terms range from one month to eight years as of December 31, 2020.

Lease Position

The table below presents the lease-related assets and liabilities recorded in the consolidated balance sheets as of December 31, 2019 and 2020 (in millions):

		December 31,
	Classification on the Balance Sheet	2019	2020
Assets
Operating lease assets	Operating lease right-of-use assets	$2,261	$2,250

Liabilities
Current
Operating	Current maturities of operating leases	$387	$416
Long-term operating leases
Operating	Long-term operating leases	1,874	1,848

Total lease liabilities		$2,261	$2,264

Weighted-average remaining lease term
Operating leases		8 years	7 years
Weighted-average discount rate
Operating leases(1)		5.02%	5.15%

(1)	Upon adoption of ASU 2016-02, discount rates used for existing leases were established as of January 1, 2019.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Lease Costs

The table below presents certain information related to lease costs for operating leases during the year ended December 31, 2019 and 2020 (in millions):

	Year Ended December 31,
	2019	2020
Operating lease cost(1)	$363	$337
Variable lease cost(1)	186	220

Total lease costs	$549	$557

(1)	Expenses are included within aircraft rent, station operations, maintenance materials and repairs and other operating in the Company’s consolidated statements of operations.

Other Information

The table below presents supplemental cash flow and other information related to leases during the year ended December 31, 2019 and 2020 (in millions):

	Year Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities	$374	$340
Gain on sale-leaseback transactions, net	$107	$48

As a result of the COVID-19 pandemic, the Company negotiated deferrals with various vendors including aircraft, engine and station lessors, which generally allowed deferrals of payments for certain months since March 2020. The Company has elected to account for the deferred rent payments as variable lease payments which are recorded as a lease expense when due. The tables above reflect this election and the deferral of cash amounts due. Refer to Note 1 for further information on the impact of the COVID-19 pandemic.

During the year ended December 31, 2020, the Company entered into new aircraft and spare engine operating lease agreements totaling $274 million, which are included in operating lease right-of-use assets within the consolidated balance sheet.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Undiscounted Cash Flows

The table below reconciles the future undiscounted cash flows as of December 31, 2020 (in millions) for each of the next five years and total remaining years to the operating lease liability recorded in the consolidated balance sheet.

December 31, 2020
Operating Leases
Year 1	$427
Year 2	403
Year 3	381
Year 4	363
Year 5	341
Thereafter	829

Total undiscounted minimum lease rentals	2,744
Less: amount of lease payments representing interest	(480)

Present value of future minimum lease rentals	2,264
Less: current obligations under leases	(416)

Long-term lease obligations	$1,848

As of December 31, 2020, leases for eight of the Company’s aircraft could generally be renewed at rates based on fair market value at the end of the lease term for four years. Additionally, as of December 31, 2020, the Company had one committed agreement to lease with third parties for any A320neo aircraft scheduled for delivery in 2021, which was excluded from the undiscounted minimum lease rentals above.

During 2018, 2019 and 2020, the Company executed sale-leaseback transactions with third-party lessors for 43 new Airbus A320 family aircraft, with 16 delivered in 2018, 18 delivered in 2019 and 9 delivered in 2020. Additionally, the Company executed sale-leaseback agreements in December 2018 for six previously owned aircraft, which were held for use through the date of the sale. The Company also completed sale-leaseback transactions on two engines in both 2018 and 2019 and one engine in 2020. All of the leases from the sale-leaseback transactions are accounted for as operating leases.

Under the terms of the lease agreements, the Company will continue to operate and maintain the assets. Payments under the lease agreements are fixed for the term of the lease. The January 1, 2019 cumulative effect adjustment to retained earnings of $149 million, net of tax, was driven by the unamortized deferred aircraft sale-leaseback gains as of the adoption of ASU 2016-02. Prior to the adoption of ASU 2016-02, gains on sale-leaseback transactions were generally deferred and recognized in the income statement over the lease term. Under ASU 2016-02, gains on sale-leaseback transactions are recognized immediately.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation

A summary of the Company’s stock-based compensation expense is presented below (in millions):

	Year Ended December 31,
	2018	2019	2020
Liability-classified awards	$22	$5	$—
Stock options and restricted awards	4	3	8

Total stock-based compensation expense	$26	$8	$8

Liability-Classified Awards

On December 3, 2013, to give effect to the reorganization of the Company’s corporate structure in connection with the acquisition by FGHI (see Note 1), an agreement was reached to amend and restate a phantom equity agreement that was in place with Frontier prior to the acquisition. Under the terms of this agreement, when an amendment to the underlying collective bargaining agreement was approved, the Company’s pilots employed by Frontier in June 2011, whom the Company refers to as the Participating Pilots, through their agent, FAPAInvest, LLC, received phantom equity units which were the economic equivalent of 231,000 shares of the Company’s common stock, representing 4% of the Company’s common stock as of June 30, 2014. Each unit represented the right to receive common stock or cash in connection with certain events, including a qualifying initial public offering, such stock to be distributed or cash paid to the Participating Pilots in 2020 and 2022 based on a predetermined formula. The phantom equity units were required to be paid in cash absent a qualifying initial public offering. As a result, phantom equity units were liability-classified awards, which were subject to vesting and were remeasured at the end of each reporting period. Phantom equity award expense reflects the vesting of the liability-classified award, any dividend declared in the period, and changes to the Company’s common stock valuation. The phantom equity units were fully vested at December 31, 2016.

As of December 31, 2019, the final associated liability agreed to by FAPAInvest, LLC and the Company was $137 million, with $111 million included in other current liabilities and $26 million to be paid in 2022 included within other long-term liabilities. In accordance with the amended and restated phantom equity agreement, the obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. In March 2020, the Company paid $111 million included in other current liabilities as of December 31, 2019, to the Participating Pilots. As of December 31, 2020, the remaining FAPAInvest LLC Liability of $26 million is included within other long-term liabilities.

Stock Options and Restricted Awards

In April 2014, FGHI also approved the 2014 Equity Incentive Plan (the “Plan”). Under the terms of the Plan, one million shares of FGHI common stock are reserved for issuance. The Plan provides for restricted stock awards, restricted stock units, nonqualified stock options, and other stock-based awards to be granted to members of the Board of Directors and certain employees and consultants. All options issued under the Plan expire ten years from the date of grant. FGHI’s policy is to grant options with an exercise price equal to the fair value of the underlying common stock on the date of grant. As of December 31, 2019 and 2020, 681,221 and 641,090 shares of the Company’s common stock, respectively, remained available for future issuance under the Plan.

Stock Options

Stock option awards are granted with an exercise price equal to the fair market value of FGHI’s common stock on the date of grant, and generally vest evenly over four years of continuous service. The fair value of each

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

stock option award is estimated on the date of grant using the Black Scholes model. Compensation expense related to stock options is recognized on a straight-line basis over the requisite service period, net of forfeitures, which are recognized on a specific-identification basis. There were no options granted during the year ended December 31, 2020 and 11,950 granted during the year ended December 31, 2019.

The weighted average assumptions utilized in determining the grant-date fair value of stock options issued are as follows:

	Year Ended December 31,
	2018	2019
Volatility	40%	40%
Dividends	— %	— %
Term (years)	6.3	6.0 - 6.3
Risk-Free Rate	2.66% - 3.13%	1.72% - 2.50%

Expected volatilities are based on the historical volatility of a group of peer entities within the same industry. The expected term of options is based upon the simplified method, which represents the average of the vesting term and the contractual term. The risk-free interest rate is based on U.S. Treasury yields for securities with terms approximating the expected term of the option. The fair value of the FGHI’s common stock was estimated using market multiples and a discounted cash flow analysis, based on management’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates were consistent with the plans and estimates management used to manage the Company’s business.

A summary of stock option activity during the year ended December 31, 2020 is presented below:

	Number of Options	Weighted Average Exercise Prices	Aggregate Grant Date Fair Value (in millions)
Outstanding at December 31, 2019	267,306	$74.45	$10
Issued	—	—	—
Exercised	—	—	—
Forfeit, expired, or repurchased	(7,326)	$111.11	$—

Outstanding at December 31, 2020	259,980	$73.42	$10
Exercisable at December 31, 2020	249,143	$59.65	$8
Vested or expected to vest at December 31, 2020	259,980	$73.42	$10

The weighted average exercise price of options granted during 2018 and 2019 was $434.37 and $409.93, respectively. There were no options granted during the year ended December 31, 2020. There were no options exercised during the years ended December 31, 2018, 2019 and 2020. The total fair value of options vested was $2 million for each of the years ended December 31, 2018, 2019 and 2020. The weighted average remaining contractual term of options outstanding and exercisable as of December 31, 2018, 2019 and 2020 was 5.7 years, 4.8 years and 4.0 years, respectively.

The Company repurchased 2,336, 7,934 and 6,275 vested stock options during the years ended December 31, 2018, 2019 and 2020, pursuant to exercises of a call right in a stockholders’ agreement with certain members of management that enables the Company to repurchase stock options upon a termination of employment.

As of December 31, 2020, there was $2 million of unrecognized compensation cost related to unvested stock options. This amount is expected to be recognized over a weighted average period of 2.1 years.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Restricted Awards

Restricted stock awards and restricted stock units in FGHI (collectively, “Restricted Awards”) are valued at the fair value of FGHI’s common stock on the date of grant. Restricted stock awards generally vest on the one-year anniversary from the date of issuance based upon time-based service conditions. Each restricted stock unit represents the right to receive one share of common stock upon vesting of such restricted stock unit. Vesting of restricted stock units is based on time-based service conditions, generally over three to four years of continuous service. In order to vest, the participant must still be employed by the Company, with certain contractual exclusions, at each vesting event. Generally, within 30 days after vesting, the shares underlying the award will be issued to the participant. If a successor corporation in a change of control event fails to assume or substitute for the Restricted Awards, such awards will automatically vest in full as of immediately prior to the consummation of such a change in control. In the event of death or permanent disability of a participant, Restricted Awards will automatically vest in full. Compensation expense, net of forfeitures as incurred on a specific identification basis, is recognized on a straight-line basis over the requisite service period.

A summary of the status of restricted stock shares in FGHI (restricted stock awards and restricted stock unit awards) issued to employees of the Company is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2019	9,703	$462.47
Issued	49,194	394.63
Vested	(3,985)	464.18
Forfeited	(709)	420.00
Repurchased(1)	(1,028)	449.19

Outstanding at December 31, 2020	53,175	$400.40

(1)	Represents withholdings to cover tax obligations on vested shares when applicable

The weighted average grant date fair value of restricted stock issued during 2018, 2019 and 2020 was $451.73, $482.94 and $394.63, respectively. The total fair value of restricted stock vested during the years ended December 31, 2018, 2019 and 2020 was less than $1 million, $1 million and $2 million, respectively. The weighted average remaining contractual term of restricted stock outstanding as of December 31, 2018, 2019 and 2020 was 2.2 years, 2.1 years and 2.2 years, respectively. Aggregate grant date fair value of restricted stock outstanding was $2 million as of December 31, 2018, $4 million as of December 31, 2019 and $21 million as of December 31, 2020.

As of December 31, 2020, there was $16 million of unrecognized compensation cost related to unvested restricted awards. This amount is expected to be recognized over a weighted average period of 2.3 years.

12. Employee Retirement Plans

The Company recorded $14 million, $32 million and $37 million in expense related to matching contributions to employee retirement plans for the year ended December 31, 2018, 2019 and 2020, respectively. This is recorded as a component of salaries, wages and benefits in the accompanying consolidated statements of operations.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Frontier 401(k) Plan

The Company sponsors The Frontier Airlines, Inc. 401(k) Retirement Plan (the “Frontier 401(k) Plan”) under Section 401(k) of the Internal Revenue Code. Under this plan, the Company matches 50% of each participant’s contribution up to 2% of each eligible maintenance employees’ compensation and up to 6% of all other employees, including flight attendants, whose contributions previously followed this structure, however, effective April 2019, flight attendants are matched at 100% up to 6% of each eligible employees’ compensation. This plan excludes pilots, who are covered under a separate plan discussed below. Contributions for employees begin after one year of employment and vest 25% per year over four years. Participants are entitled to receive distributions of all vested amounts beginning at age 59 1/2. Assets were transferred into The Frontier Airlines, Inc. 401(k) Retirement Plan from the Republic 401(k) plan shortly after the purchase of the Company in 2013. The plan is subject to the annual IRS elective deferral limit of $19,000 for 2019 and $19,500 for 2020.

FAPA Plan

The Company also established the Frontier Airlines, Inc. Pilots Retirement Plan (the “FAPA Plan”), a defined contribution retirement plan for pilots covered under the collective bargaining agreement with the Frontier Airlines Pilots Association (“FAPA”). Effective September 1, 2016, pilots are no longer represented by FAPA and are represented by the Air Line Pilots Association (“ALPA”), however the FAPA Plan remained in effect under the collective bargaining agreement with ALPA. Under this plan, the Company immediately matched 50% of each participant’s contribution up to 10% of each eligible and active participant’s compensation. Contributions vested 25% per year over four years. Additionally, the Company made nonelective contributions based on the longevity of service, ranging from 0% of eligible compensation for less than three years of service, and up to 6% of eligible compensation for seven years or more of service. Nonelective contributions vest immediately.

Under the new collective bargaining agreement with the pilots effective as of January 2019 for a five year period, the Company match no longer occurs, and instead, the Company makes nonelective contributions on behalf of each eligible Pilot equal to a percentage of the Pilot’s compensation, ranging from 12% to 15% over the term of the collective bargaining agreement (see Note 14). The nonelective contributions are subject to vesting based on years of service. Participants are entitled to receive distributions of all vested amounts beginning at age 59 1/2. The plan is subject to the annual IRS elective deferral limit of $19,000 for 2019 and $19,500 for 2020.

13. Other Long-Term Liabilities

Other long-term liabilities consist of the following (in millions):

	December 31,
	2019	2020
Phantom equity interest (Note 11)	$26	$26
Deferred tax liability	27	9
Deferred revenue	—	23
Other	15	38

Total other long-term liabilities	$68	$96

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

14. Commitments and Contingencies

Flight Equipment Commitments

As of December 31, 2020, the Company’s firm aircraft and engine orders consisted of the following:

	A320neo	A321neo	Total Aircraft	Engines
Year Ending
2021	13	—	13	3
2022	9	5	14	4
2023	—	19	19	2
2024	—	19	19	2
2025	17	8	25	3
Thereafter	50	16	66	9

Total	89	67	156	23

During December 2017, the Company entered into an amendment to the previously existing master purchase agreement with Airbus. Pursuant to the amendment, the Company had a commitment to purchase an incremental 100 A320neo and 34 A321neo aircraft (“incremental aircraft”) which were scheduled to be delivered through 2026. During July 2019, the Company entered into an amendment to the previously existing master purchase agreement that included the conversion of 15 A320neo aircraft to A321neo aircraft and in December 2020, the Company entered into an amendment to convert an additional 18 A320neo aircraft to A321neo aircraft, which both also updated the timing of original scheduled delivery dates as reflected in the table above. Additionally, we entered into subsequent amendments that allow us to convert 18 A320neo aircraft to A321XLR aircraft and therefore, the conversion is not reflected in the table above. The amended agreements provide for varying purchase incentives, which have been allocated proportionally and are accounted for as an offsetting reduction to the cost of the backlog aircraft and incremental aircraft. As a result, cash paid for backlog aircraft will be more than the associated capitalized cost of the aircraft and results in the recognition of a deferred purchase incentive within other assets in the consolidated balance sheet, which will ultimately be offset by the lower cash payments in connection with the purchase of the incremental aircraft.

On April 13, 2020, the Company entered into an agreement with Pratt & Whitney for a purchase commitment to supply all engines and the related maintenance services for the Company’s incremental order book. These deliveries will begin in 2022 and are expected to occur through 2027. In addition, Pratt & Whitney will supply a certain number of spare engines from 2022 through 2029. The list price of engines under the contract is expected to represent over $4 billion of total future purchase commitments. These commitments are reflected within the table above and in the future commitments below.

As of December 31, 2020, purchase commitments for these aircraft and engines, including estimated amounts for contractual price escalations and PDPs, were approximately $683 million in 2021, $754 million in 2022, $1,093 million in 2023, $1,142 million in 2024, $1,419 million in 2025 and $3,898 million thereafter.

Litigation and Other Contingencies

The Company is subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. The Company regularly evaluates the status of such matters to assess whether a loss is probable and reasonably estimable in determining whether an accrual is appropriate. Furthermore, in determining whether disclosure is appropriate, the Company evaluates each matter

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

to assess if there is at least a reasonable possibility that a loss or additional losses may have been incurred and whether an estimate of possible loss or range of loss can be made. The Company believes the ultimate outcome of such lawsuits, proceedings, and reviews will not, individually or in the aggregate, have a material adverse effect on its consolidated financial position, liquidity, or results of operations and that our current accruals cover matters where loss is deemed probable and can be reasonably estimated.

Employees

The Company has seven union-represented employee groups that together represent approximately 88% of all employees at December 31, 2020. The table below sets forth the Company’s employee groups and status of the collective bargaining agreements as of December 31, 2020:

			Percentage of Workforce
Employee Group	Representative	Amendable Date	December 31, 2020
Pilots	Air Line Pilots Association (ALPA)	January 2024(1)	32%
Flight Attendants	Association of Flight Attendants (AFA-CWA)	May 2024(2)	52%
Aircraft Technicians	International Brotherhood of Teamsters (IBT)	March 2024	2%
Aircraft Appearance	IBT	October 2023	<1%
Material Specialists	IBT	March 2022	<1%
Dispatchers	Transport Workers Union (TWU)	December 2021	<1%
Maintenance Control	IBT	October 2023	<1%

(1)

In December 2018, the Company and the pilots, represented by ALPA, reached a tentative agreement, which was subsequently approved by the pilots and became effective in January 2019. The agreement has a term of five years and includes a significant increase in the annual compensation for the pilots as well as a one-time ratification incentive payment to the Company’s pilots of $75 million plus applicable payroll taxes. The one-time ratification incentive, related payroll taxes and certain other compensation and benefits-related accruals earned through December 31, 2018 were recognized as an expense in the fourth quarter of 2018 as the obligation committed to as part of the tentative agreement was probable as of December 31, 2018.

(2)

In March 2019, the Company and the flight attendants, represented by AFA-CWA, reached a tentative agreement. The one-time contract ratification incentive of $15 million, related payroll taxes and certain other compensation and benefits-related accruals earned through March 31, 2019 were recognized as an expense in the first quarter of 2019 as the obligation committed to as part of the tentative agreement was probable as of March 31, 2019. The tentative agreement reached in March 2019 was subsequently approved by the flight attendants and became effective in May 2019.

During 2019, the Company entered into an agreement with the flight attendants which outlined terms of an early out program offered to flight attendants meeting certain employment status and seniority requirements, payable to participating flight attendants throughout the fourth quarter of 2019, 2020 and 2021. The $5 million to be paid under the program, including related payroll taxes, is reflected within salaries, wages and benefits in the consolidated statements of operations for the year ended December 31, 2019. During the year ended December 31, 2020, $2 million was paid to participating flight attendants, and the remaining $3 million to be paid under the program is accrued for within other current liabilities in the consolidated balance sheet as of December 31, 2020.

The Company is self-insured for health care claims, subject to a stop-loss policy, for eligible participating employees and qualified dependent medical and dental claims, subject to deductibles and limitations. The Company’s liabilities for claims incurred but not reported are determined based on an estimate of the ultimate aggregate liability for claims incurred. The estimate is calculated from actual claim rates and adjusted periodically as necessary. The Company has accrued $4 million for health care claims estimated to be incurred

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

but not yet paid as of December 31, 2019 and 2020, which is included as a component of other current liabilities in the consolidated balance sheets.

General Indemnifications

The Company has various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, the Company is party to joint and several liability regarding environmental damages. Under others, where the Company is a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure.

The Company’s aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring us, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. The Company believes that its insurance would cover most of its exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of the Company’s aircraft and other financing transactions include provisions that require payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, the Company also bears the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. The Company cannot reasonably estimate the potential future payments under the indemnities and related provisions described above because it cannot predict (1) when and under what circumstances these provisions may be triggered, and (2) the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

15. Stockholders’ Equity

The Company had 5,243,233 and 5,248,371 shares of common stock outstanding as of December 31, 2019 and 2020, respectively. All of the Company’s issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of the Company’s common stock have no preemptive, conversion, subscription or other rights, and no redemption or sinking fund provisions applicable to the Company’s common stock exist.

During the year ended December 31, 2018 the Company declared a dividend of $38.47 per share (representing an aggregate obligation of $221 million), of which $209 million along with $2 million of additional distributions related to prior years’ dividends was distributed to common stockholders and those with other participating rights (including those with vested share-based awards and phantom equity units awarded to the Participating Pilots). During the year ended December 31, 2019 the Company declared a dividend of $28.85 per share (representing an aggregate obligation of $166 million), which included approximately $7 million of dividend equivalent rights relating to the phantom equity units. As of December 31, 2019, $159 million of the aggregate obligation was distributed to common stockholders and those with other participating rights (including those with vested share-based awards and phantom equity units awarded to the Participating Pilots). During the year ended December 31, 2020, no dividends were declared and the Company paid less than $1 million in distributions to those with other participating rights related to vested share-based awards.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2019, $27 million was payable to those with dividend equivalent rights relating to the phantom equity units (see Notes 8, 11 and 13) along with those with other participating rights, which was included within the Company’s Consolidated Balance Sheets. As of December 31, 2020, less than $1 million was payable to those with participating rights.

16. Net Income (Loss) per Share

Basic and diluted earnings (loss) per share are computed pursuant to the two-class method. Under the two-class method, the Company attributes net income to common stock and other participating rights (including those with vested share-based awards and phantom equity units awarded to the Participating Pilots). Basic net income per share is calculated by taking net income, less earnings allocated to participating rights, divided by the basic weighted average common stock outstanding. Diluted net income per share is calculated using the more dilutive of the treasury-stock method and the two-class method. The following table sets forth the computation of net income per share on a basic and diluted basis pursuant to the two-class method for the periods indicated (in millions, except for share and per share data):

	Year Ended December 31,
	2018	2019	2020
Basic:
Net income (loss)	$80	$251	$(225)
Less: net income attributable to participating rights	(7)	(14)	—

Net income (loss) attributable to common stockholders	$73	$237	$(225)

Weighted average common shares outstanding, basic	5,238,618	5,240,555	5,243,695

Net income (loss) per share, basic	$13.95	$45.21	$(42.91)

Diluted:
Net income (loss)	$80	$251	$(225)
Less: net income attributable to participating rights	(7)	(14)	—

Net income (loss) attributable to common stockholders	$73	$237	$(225)

Weighted-average common shares outstanding, basic	5,238,618	5,240,555	5,243,695
Effect of dilutive potential common shares	48,866	11,895	—

Weighted average common shares outstanding, diluted	5,287,484	5,252,450	5,243,695

Net income (loss) per share, diluted	$13.83	$45.10	$(42.91)

Approximately 4,050 shares, 6,150 shares were excluded from the computation of diluted shares for the years ended December 31, 2018 and 2019, respectively, as their impact would have been anti-dilutive. Due to the net loss for the year ended December 31, 2020, diluted weighted-average shares outstanding are equal to basic weighted-average shares outstanding because the effect of all equity awards is anti-dilutive.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

17. Income Taxes

The components of income tax expense from continuing operations are as follows (in millions):

	Year Ended December 31,
	2018	2019	2020
Current:
Federal	$88	$19	$(134)
State and local	9	3	1

Current income tax expense (benefit)	97	22	(133)
Deferred:
Federal	(66)	49	(5)
State and local	(6)	4	(9)
Foreign	—	(1)	—

Deferred income tax expense (benefit)	(72)	52	(14)

Total income tax expense (benefit)	$25	$74	$(147)

The income tax provision differs from that computed at the federal statutory corporate tax rate are as follows:

	Year Ended December 31,
	2018	2019	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	1.7	1.8	2.1
Impact of CARES Act	—	—	16.9
Other permanent differences	0.7	0.1	(0.3)
Stock-based compensation	(0.2)	(0.2)	—
Reserves for uncertain tax positions, net	0.5	0.1	(0.2)

Effective income tax rate	23.7%	22.8%	39.5%

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act permits a net operating loss (NOL) generated in 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As a result, the Company’s taxable losses for 2020 were fully absorbed in the 2015 and 2016 tax years (pre-Tax Cuts and Jobs Act) in which a federal 35% tax rate applies, resulting in a permanent benefit of the 14% rate differential (See Note 1). Additionally, the current year tax rate will also include the favorable impact of the current year tax deduction for the payments made to FAPAInvest, LLC, as described further in Note 11.

The Company made cash payments of $62 million, $56 million and $8 million for the years ended December 31, 2018, 2019 and 2020, respectively, for income taxes, net of refunds.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement and income tax purposes. The following table shows the components of the Company’s deferred tax assets and liabilities (in millions):

	December 31,
	2019	2020
Deferred tax assets:
Nondeductible accruals	$17	$25
Deferred revenue	9	12
Operating lease liability	516	514
Net operating losses	1	9
Other	6	11

Deferred tax assets	$549	$571

Deferred tax liabilities:
Property and equipment	(34)	(34)
Leasehold interests	—	(6)
Maintenance deposits	(16)	(19)
Intangibles	(7)	(7)
Right of use asset	(512)	(507)
Income tax credits	(1)	—
Other	(6)	(7)

Deferred tax liabilities	(576)	(580)

Net deferred tax liabilities	$(27)	$(9)

As of December 31, 2020, the Company’s net deferred tax liability balance was $9 million, which includes $9 million of deferred tax assets related to state net operating losses. Although the Company is not currently in a three year cumulative loss position, it may be in a three year cumulative loss position during the 2021 tax year. However, the Company has a recent history of significant earnings prior to the onset of the COVID-19 pandemic and expects to return to profitability as the effects of the pandemic subside. Under current law, federal net operating loss carryforwards do not expire and most state net operating losses can also be carried forward indefinitely or at a minimum expire after five years. Therefore, no valuation allowance was recorded against deferred tax assets as the Company expects they will be fully utilized within the expiration periods.

The following table shows the components of the Company’s unrecognized tax benefits related to uncertain tax positions (in millions).

	2018	2019	2020
Unrecognized tax benefits at January 1	$8	$9	$9
Increase for tax positions taken during prior period	—	—	—
Decrease for tax positions taken during prior period	—	—	—
Increase for tax positions taken during current period	1	—	1

Unrecognized tax benefits at December 31	$9	$9	$10

It is reasonably possible that the amount of unrecognized tax benefit could change significantly within the next 12 months pending the outcome of any cases currently in litigation with the U.S. Tax Court, which could reduce income tax expense by $8 million. A lapse in the statute of limitations could also reduce income tax

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

expense by $6 million within the next 12 months. The total amount of unrecognized benefit, if recognized, would reduce income tax expense by $10 million. The Company accrues interest related to unrecognized tax benefits in its provision for income taxes, and any associated penalties in other operating expenses. The amounts recorded in our financial statements related to interest and penalties is less than $1 million for 2020.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates yearly. The 2014 tax year audit by the Internal Revenue Service (“IRS”) closed in 2017 with no material changes. Although the statute of limitations has expired for the 2015 and 2016 tax years, the Company’s federal income tax returns for tax years 2015 and forward will remain open to examination by the IRS due to the carryback of the 2020 net operating loss. Additionally, various tax years remain open to examination by state and local taxing jurisdictions.

18. Fair Value Measurements

Under ASC 820, Fair Value Measurements and Disclosures, disclosures relating to how fair value is determined for assets and liabilities are required, and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes several valuation techniques in order to assess the fair value of its financial assets and liabilities.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents as of December 31, 2019 and 2020 were comprised of liquid money market funds, time deposits and cash, and are categorized as Level 1 instruments. The Company maintains cash with various high-quality financial institutions. Within restricted cash, the Company also maintains certificates of deposit that secure certain letters of credit issued for workers’ compensation claim reserves and certain airport authorities. Cash, cash equivalents and restricted cash are carried at cost, which management believes approximates fair value.

Warrants

The estimated fair value of the warrants issued in conjunction with the loans from the CARES Act, described in Note 1, was determined to be Level 3. The primary inputs to the warrant valuation are driven by FGHI’s share price as well as assumptions about the expected share price volatility and estimated term the warrants will remain outstanding. These inputs are largely impacted by internal forecasts, discount rates and other internal assumptions, which were unobservable as of December 31, 2020.

Fuel Derivative Instruments

Option contracts and collar structures are valued under an income approach using option pricing models based on data either readily observable in public markets, derived from public markets or provided by

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

counterparties who regularly trade in public markets; therefore, they are classified as Level 2 inputs. Volatilities used in the year end December 31, 2019 valuation ranged from 23% to 40% depending on the maturity dates, underlying commodities and strike prices of the option contracts.

Interest Rate Swaption Derivative Instruments

Interest rate swaption contracts are valued under an income approach based on data either readily observable in public markets, derived from public markets or provided by counterparties who regularly trade in public markets; therefore, they are classified as Level 2 inputs. Given the swaptions will be cash settled upon exercise and that the market value will be done using overnight indexed swap (OIS) discounting, OIS discounting is applied to the income approach valuation.

Pilot Phantom Equity

The estimated fair value of the phantom equity unit liability under the Pilot Phantom Equity Plan, described in Note 11, was determined to be Level 3 as certain inputs used to determine the fair value of FGHI was unobservable as of December 31, 2019. In accordance with the amended and restated phantom equity agreement, the obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments.

Debt

The estimated fair value of the Company’s debt agreements has been determined to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable. The Company utilizes a discounted cash flow method to estimate the fair value of the Level 3 long-term debt.

The carrying amounts and estimated fair values of the Company’s debt are as follows (in millions):

	December 31, 2019		December 31, 2020
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Secured debt:
Pre-delivery credit facility	$155	$155	$141	$139
Floating rate building note	18	18	18	18
Treasury Loan	—	—	150	148
Unsecured debt:
Pre-delivery credit facility	20	20	—	—
Affinity card advance purchase of mileage credits	53	53	15	11
PSP Promissory Note	—	—	33	25

Total debt	$246	$246	$357	$341

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

The tables below present disclosures about the fair value of assets and liabilities measured at fair value on a recurring basis in the Company’s financial statements (in millions):

	Fair Value Measurements as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$768	$768	$—	$—
Fuel hedge assets, net	5	—	5	—
Interest rate derivative contracts, net	9	—	9	—
Phantom equity units	(137)	—	—	(137)

	Fair Value Measurements as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$378	$378	$—	$—
Warrants	18	—	—	18

In accordance with the amended and restated phantom equity agreement, the remaining phantom equity obligation became fixed as of December 31, 2019 and is no longer subject to valuation adjustments. The Company therefore removed the level 3 fair value of the phantom equity units during 2020. During the period ended December 31, 2020 the Company issued warrants in conjunction with the PSP Promissory Note and the Treasury Loan and, due to the unobservable nature of the inputs, was included as a Level 3 fair value measurement. The Company had no other transfers of assets or liabilities between any of the above levels during years ended December 31, 2019 or 2020.

19. Related Parties

Management Services

The Company pays a quarterly fee to Indigo Partners for management services plus expense reimbursements and the annual fees of each member of the Company’s board of directors that is affiliated with Indigo Partners. Indigo Partners manages an investment fund that is the controlling stockholder in FGHI. The Company paid Indigo Partners $2 million of management fees, expense reimbursements, and director compensation for each of the years ended December 31, 2018 and 2019 and $1 million for the year ended December 31, 2020.

Codeshare Arrangement

The Company entered into a codeshare agreement with Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (an airline based in Mexico doing business as Volaris) during 2018 under which sales began in July 2018. Two of the Company’s directors are members of the board of directors of Volaris. Indigo Partners holds approximately 18% of the total outstanding Common Stock shares of Volaris.

In August 2018, the Company and Volaris began operating scheduled codeshare flights. The codeshare agreement provides for codeshare fees and revenue sharing for the codeshare flights. Each party bears its own costs and expenses of performance under the agreement, is required to indemnify the other party for certain claims and losses arising out of or related to the agreement and is responsible for complying with certain marketing and product display guidelines. The codeshare agreement also establishes a joint management committee, which includes representatives from both parties and generally oversees the management of the transactions and relationships contemplated by the agreement. The codeshare agreement will remain effective for a period of three years from its effective date, is subject to automatic renewal and may be terminated by either party at any time upon the satisfaction of certain conditions.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

20. Subsequent Events

The Company received a second installment of $70 million under the PSP2 Agreement on March 5, 2021 and issued warrants to the U.S. Department of the Treasury to acquire up to 2,716 shares of common stock of FGHI at an exercise price of $442.69 per share.

            Shares

Common Stock

Citigroup

Barclays

Deutsche Bank Securities

Morgan Stanley

Evercore ISI

BofA Securities

Goldman Sachs & Co. LLC

J.P. Morgan

Nomura

UBS Investment Bank

Cowen

Raymond James

                    , 2021

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Frontier Group Holdings, Inc.

Item	Amount
SEC Registration fee	*
FINRA filing fee	*
Initial Nasdaq Stock Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer Agent and Registrar fees	*
Blue Sky fees and expenses	*
Miscellaneous fees and expenses	*

Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Frontier Group Holdings, Inc., Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering compels indemnification of our directors and officers and permits indemnification of our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 8 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2018, we have granted equity awards for an aggregate of 116,440 shares of our common stock to employees and directors under our 2014 Equity Incentive Plan, which includes 2,416 shares that were subsequently forfeited and 262 shares that were subsequently repurchased.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Between May 19, 2020 and January 15, 2021, we issued to the United States Department of Treasury (the “Treasury”) warrants to purchase an aggregate of 75,807 shares of common stock at an exercise price of $241.72 per share in connection with our Payroll Support Program Agreement and the loan we received from the Treasury. Additionally, by operation of the Payroll Support Program Extension Agreement entered into with the Treasury on January 15, 2021, we are expected to issue to the Treasury additional warrants to purchase an aggregate of 2,711 shares of common stock at an exercise price of $442.69 per share based on $140 million of funding pursuant to the so-called “PSP2” program.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1(a)	Amended and Restated Certificate of Incorporation, currently in effect.	X

3.1(b)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation.	X

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3	Amended and Restated Bylaws, currently in effect.	X

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to exhibits 3.1, 3.2, 3.3 and 3.4.

4.2	Form of Common Stock Certificate Award.	X

4.3*	Registration Rights Agreement, to be in effect immediately prior to the consummation of this offering, by and among Frontier Group Holdings, Inc. and Indigo Frontier Holdings Company, LLC.

5.1*	Opinion of Latham & Watkins LLP.

10.1	Airport Use and Lease Agreement, dated as of February 1, 2021, by and between Frontier Airlines, Inc. and the City and County of Denver.	X

10.2(a)#	2014 Equity Incentive Plan.	X

10.2(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Plan.	X

10.2(c)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement for Non-Employee Directors.	X

10.2(d)#	Form of Restricted Stock Unit Award Grant Notice and RSU Award Agreement under the 2014 Equity Incentive Plan.	X

10.3(a)#*	2021 Equity Incentive Award Plan.

10.3(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Equity Incentive Award Plan.

10.3(c)#*	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2021 Equity Incentive Award Plan.

10.4#	Form of Indemnification Agreement for directors and officers.	X

10.5#	Employment Agreement, dated as of March 15, 2016, by and between Frontier Airlines, Inc. and Barry L. Biffle.	X

10.6#	Amended and Restated Employment Agreement, dated as of April 13, 2017, by and between Frontier Airlines, Inc. and James G. Dempsey.	X

10.7#	Employment Agreement, dated as of June 1, 2017, by and between Frontier Airlines, Inc. and Jake F. Filene.	X

10.8#	Employment Letter, dated as of June 30, 2014, by and between Frontier Airlines, Inc. and Howard M. Diamond.	X

Exhibit Number	Exhibit Description	Filed Herewith

10.9#	Employment Letter, dated as of September 2, 2015, by and between Frontier Airlines, Inc. and Mark C. Mitchell.	X

10.10(a)#	Employment Agreement, dated as of June 25, 2012, by and between Frontier Airlines, Inc. and Daniel M. Shurz.	X

10.10(b)#	Amendment to Employment Agreement, dated as of September 13, 2013, by and between Frontier Airlines, Inc. and Daniel M. Shurz.	X

10.11#	Employment Agreement, dated as of February 13, 2019, by and between Frontier Airlines, Inc. and Trevor J. Stedke.	X

10.12#*	Non-Employee Director Compensation Program.

10.13(a)#	Amended and Restated Phantom Equity Investment Agreement, dated as of December 3, 2013, by and among Frontier Airlines, Inc., Falcon Acquisition Group, Inc. and FAPAInvest, LLC.	X

10.13(b)#	Amendment to Amended and Restated Phantom Equity Investment Agreement, dated as of December 20, 2016, by and among Frontier Airlines, Inc., Frontier Group Holdings, Inc. and FAPAInvest, LLC.	X

10.13(c)#	Second Amendment to Amended and Restated Phantom Equity Investment Agreement, dated as of December 27, 2019, by and among Frontier Airlines, Inc., Frontier Group Holdings, Inc. and FAPAInvest, LLC.	X

10.14#	Professional Services Agreement, dated December 3, 2013, by and among Indigo Partners LLC, Frontier Airlines Holdings, Inc. and Frontier Airlines, Inc.	X

10.15#	Subscription Agreement, dated as of December 3, 2013, by and between Falcon Acquisition Group, Inc. and Indigo Frontier Holdings Company, LLC.	X

10.16(a)†	Airbus A320 Family Aircraft Purchase Agreement, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(b)†	Amended and Restated Letter Agreement No. 1, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(c)†	Second Amended and Restated Letter Agreement No. 2, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(d)†	Second Amended and Restated Letter Agreement No. 3, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(e)†	Amended and Restated Letter Agreement No. 4, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(f)†	Letter Agreement No. 5, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(g)†	Letter Agreement No. 6A, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(h)†	Letter Agreement No. 6B, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(i)†	Letter Agreement No. 6D, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(j)†	Letter Agreement No. 6D-1, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	X

Exhibit Number	Exhibit Description	Filed Herewith

10.16(k)†	Letter Agreement No. 6D-2, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(l)†	Letter Agreement No. 6D-3, dated as of October 9, 2019, by and between and Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(m)†	Amended and Restated Letter Agreement No. 7, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(n)†	Letter Agreement No. 8, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(o)†	Letter Agreement No. 9, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(p)†	Amended and Restated Letter Agreement No. 10, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(q)†	Amendment No. 1 to Airbus A320 Family Aircraft Purchase Agreement, dated as of January 10, 2013, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	X

10.16(r)†	Amendment No. 2 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 3, 2013, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(s)†	Amendment No. 3 to Airbus A320 Family Aircraft Purchase Agreement, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(t)†	Amendment No. 4 to Airbus A320 Family Aircraft Purchase Agreement, dated as of August 7, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(u)†	Amendment No. 5 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(v)†	Amendment No. 6 to Airbus A320 Family Aircraft Purchase Agreement, dated as of July 1, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(w)†	Amendment No. 7 to Airbus A320 Family Aircraft Purchase Agreement, dated as of October 9, 2019, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(x)†	Amendment No. 8 to Airbus A320 Family Aircraft Purchase Agreement, dated as of March 16, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(y)†	Amendment No. 9 to Airbus A320 Family Aircraft Purchase Agreement, dated as of May 4, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(z)†	Amendment No. 10 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 2, 2020, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.16(aa)†	Letter Agreement, dated as of December 28, 2017, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.17(a)†	Airbus A321 Aircraft Purchase Agreement, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.17(b)†	Letter Agreement No. 5, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.17(c)†	Letter Agreement No. 6A, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.17(d)†	Letter Agreement No. 6B, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

Exhibit Number	Exhibit Description	Filed Herewith

10.17(e)†	Letter Agreement No. 8, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.17(f)†	Letter Agreement No. 9, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	X

10.18†*	Amended and Restated Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of September 15, 2020, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.

10.19(a)†	General Terms Agreement No. 6-13616, dated as of June 30, 2000, by and between Frontier Airlines, Inc., CFM International, Inc. and Societe Nationale D’Etude et de Construction de Monteurs d’Aviation.	X

10.19(b)†	Letter Agreement No. 1, dated as of June 30, 2000, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(c)†	Letter Agreement No. 2, dated as of November 20, 2002, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(d)†	Letter Agreement No. 3, dated as of August 1, 2003, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(e)†	Letter Agreement No. 4, dated as of March 26, 2004, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(f)†	Letter Agreement No. 5, dated as of April 11, 2006, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(g)	Amendment No. 1 to GTA 6-13616, dated as of June 6, 2009, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(h)†	Letter Agreement No. 7, dated as of October 25, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(i)†	Letter Agreement No. 8, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.19(j)†	Letter Agreement No. 9, dated as of August 3, 2015, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.20(a)†	General Terms Agreement No. CFM-1 1-2576101711, dated as of October 17, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.20(b)†	Letter Agreement No. 1 to General Terms Agreement No. CFM-1 1-2576101711, dated as of October 26, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.20(c)†	Amendment No. 1 to Letter Agreement No. 1, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	X

10.21†	Purchase Terms Agreement (Material-Single Event), dated as of November 5, 2014, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	X

10.22(a)†	Navitaire Hosted Services Agreement, dated as of June 20, 2014, by and between Frontier Airlines, Inc. and Navitaire LLC.	X

10.22(b)†	Amendment No. 1 to Navitaire Hosted Services Agreement, dated as of March 1, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	X

Exhibit Number	Exhibit Description	Filed Herewith

10.22(c)†	Amendment No. 2 to Navitaire Hosted Services Agreement, dated as of April 10, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	X

10.22(d)†	Amendment No. 3 to Navitaire Hosted Services Agreement, dated as of January 1, 2016, by and between Frontier Airlines, Inc. and Navitaire LLC.	X

10.23†	Sixth Amended and Restated Credit Agreement, dated as of December 22, 2020, by and among Vertical Horizons, Ltd., Citibank, N.A., Citigroup Global Markets, Inc., Bank of Utah and each lender identified on Schedule I thereto.	X

10.24(a)	Guarantee, dated as of December 23, 2014, by Frontier Airlines Holdings, Inc. for the benefit of Airbus S.A.S.	X

10.24(b)	Guarantee, dated as of December 23, 2014, by Frontier Airlines, Inc. for the benefit of Airbus S.A.S.	X

10.25	Sixth Amended and Restated Guarantee, dated as of December 22, 2020, by Frontier Airlines, Inc. in favor of Bank of Utah.	X

10.26†	Sixth Amended and Restated Guarantee, dated as of December 22, 2020, by Frontier Airlines Holdings, Inc. in favor of Bank of Utah.	X

10.27(a)†	Amended and Restated Step-In Agreement, dated as of March 19, 2020, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	X

10.27(b)†	Amendment to Amended and Restated Step-In Agreement, dated as of May 4, 2020, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	X

10.27(c)†	Amendment to Amended and Restated Step-In Agreement, dated as of December 15, 2020, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	X

10.28	Subordinated Loan Agreement, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and Vertical Horizons, Ltd.	X

10.29†	Fifth Amended and Restated CFMI Engine Benefits Agreement, dated as of March 19, 2020, by and among Vertical Horizons, Ltd., CFM International, Inc., Bank of Utah and Frontier Airlines, Inc.	X

10.30(a)†	Amended and Restated Signatory Agreement (U.S. Visa and MasterCard Transactions), dated as of November 5, 2013, by and among Frontier Airlines Holdings Inc., Frontier Airlines, Inc. and U.S. Bank National Association.	X

10.30(b)†	First Omnibus Amendment to Signatory Agreements, dated as of March 1, 2016, by and among Frontier Airlines Holdings, Inc., Frontier Airlines, Inc., U.S. Bank National Association, and Elavon Canada Company.	X

10.30(c)†	Third Omnibus Amendment to Signatory Agreements, dated as May 1, 2018, by and among Frontier Airlines Holdings, Inc., Frontier Airlines, Inc., U.S. Bank National Association and Elavon Canada Company.	X

10.30(d)†	Fourth Omnibus Amendment to Signatory Agreements, dated as of April 1, 2020, by and among Frontier Airlines Holdings, Inc., Frontier Airlines, Inc., U.S. Bank National Association and Elavon Canada Company.	X

10.31(a)†	Rate per Flight Hour Agreement, dated as of August 29, 2017, by and between CFM International, Inc. and Frontier Airlines, Inc.	X

10.31(b)†	Amendment No. 1 to Rate per Flight Hour Agreement, dated as of August 29, 2017, by and between CFM International, Inc. and Frontier Airlines, Inc.	X

10.32†	Codeshare Agreement, dated as of January 16, 2018, by and between Concesionaria Vuela Compania Aviacion S.A.P.I. de C.V. and Frontier Airlines, Inc.	X

Exhibit Number	Exhibit Description	Filed Herewith

10.33	Promissory Note, dated as of April 30, 2020, issued by Frontier Group Holdings, Inc. in the name of the United States Department of the Treasury and guaranteed by Frontier Airlines, Inc. and Frontier Airlines Holdings, Inc.	X

10.34	Payroll Support Program Agreement, dated as of April 30, 2020, between Frontier Airlines, Inc. and the United States Department of the Treasury.	X

10.35†	Warrant Agreement, dated as of April 30, 2020, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	X

10.36	Form of Warrant (incorporated by reference to Annex B of Exhibit 10.35).	X

10.37†	Loan and Guarantee Agreement, dated as of September 28, 2020, by and among Frontier Airlines, Inc., Frontier Group Holdings, Inc., the United States Department of the Treasury and The Bank of New York Mellon, as administrative and collateral agent.	X

10.38	Warrant Agreement, dated as of September 28, 2020, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	X

10.39	Form of Warrant (incorporated by reference to Annex B of Exhibit 10.38).	X

10.40	Letter Agreement, dated as of January 15, 2021, among Frontier Airlines, Inc., Frontier Group Holdings, Inc. and the United States Department of the Treasury and acknowledged by The Bank of New York Mellon, as administrative and collateral agent.	X

10.41	Payroll Support Program Extension Agreement, dated as of January 15, 2021, between Frontier Airlines, Inc. and the United States Department of the Treasury.	X

10.42	Promissory Note, dated as of January 15, 2021, issued by Frontier Group Holdings, Inc. in the name of the United States Department of the Treasury and guaranteed by Frontier Airlines, Inc. and Frontier Airlines Holdings, Inc.	X

10.43	Warrant Agreement, dated as of January 15, 2021, between Frontier Group Holdings, Inc. and the United States Department of the Treasury.	X

10.44	Form of Warrant (incorporated by reference to Annex B of Exhibit 10.43).	X

10.45†	Amended and Restated IAE Engine Benefits Agreement A321neo Aircraft (2022 and 2023 Deliveries), dated as of December 22, 2020, among Vertical Horizons, Ltd., International Aero Engines, LLC, Bank of Utah and Frontier Airlines, Inc.	X

10.46†	PW1100G-JM Engine Purchase and Support Agreement, dated as of April 13, 2020, by and between International Aero Engines, LLC and Frontier Airlines, Inc.	X

14.1*	Code of Ethics.

21.1	List of subsidiaries.	X

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)

the undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 8th day of March, 2021.

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry L. Biffle
Barry L. Biffle President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Barry L. Biffle, James G. Dempsey and Howard M. Diamond, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Signature	Title	Date

/s/ Barry L. Biffle Barry L. Biffle	President and Chief Executive Officer (principal executive officer)	March 8, 2021

/s/ James G. Dempsey James G. Dempsey	Executive Vice President and Chief Financial Officer (principal financial officer)	March 8, 2021

/s/ Mark C. Mitchell Mark C. Mitchell	Chief Accounting Officer (principal accounting officer)	March 8, 2021

/s/ William A. Franke William A. Franke	Director (Chairman of the Board)	March 8, 2021

/s/ Andrew S. Broderick Andrew S. Broderick	Director	March 8, 2021

/s/ Josh T. Connor Josh T. Connor	Director	March 8, 2021

/s/ Brian H. Franke Brian H. Franke	Director	March 8, 2021

Signature	Title	Date
/s/ Robert J. Genise Robert J. Genise	Director	March 8, 2021

/s/ Bernard L. Han Bernard L. Han	Director	March 8, 2021

/s/ Michael R. MacDonald Michael R. MacDonald	Director	March 8, 2021

/s/ Patricia Salas Pineda Patricia Salas Pineda	Director	March 8, 2021

/s/ Alejandro D. Wolff Alejandro D. Wolff	Director	March 8, 2021